     As filed with the Securities and Exchange Commission on July 18, 1996



                                                      Registration No. 333-06075

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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          HOLLINGER INTERNATIONAL INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                            95-3518892
         (State or other jurisdiction of                              (I.R.S. employer
          incorporation or organization)                           identification number)

                            ------------------------

                            401 NORTH WABASH AVENUE
                            CHICAGO, ILLINOIS 60611
                                 (312) 321-2999
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            KENNETH L. SEROTA, ESQ.

                 VICE PRESIDENT--LAW AND FINANCE AND SECRETARY

                          HOLLINGER INTERNATIONAL INC.
                            401 NORTH WABASH AVENUE
                            CHICAGO, ILLINOIS 60611
                                 (312) 321-2999
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

                MICHAEL C. MCLEAN                                  WILLIAM P. ROGERS, JR.
            KIRKPATRICK & LOCKHART LLP                            CRAVATH, SWAINE & MOORE
               1500 OLIVER BUILDING                                   WORLDWIDE PLAZA
       PITTSBURGH, PENNSYLVANIA 15222-2312                           825 EIGHTH AVENUE
                  (412) 355-6458                                  NEW YORK, NEW YORK 10019
                                                                       (212) 474-1270

                            ------------------------


     Approximate date of commencement of proposed sale to public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION
STATEMENT BECOMES EFFECTIVE.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                                EXPLANATORY NOTE


     This registration statement contains three forms of prospectus to be used in connection with two concurrent public offerings. The United States Prospectus (the "U.S. Prospectus") will be used in connection with the offering in the United States (the "U.S. Offering") and the International Prospectus (the "International Prospectus") and the Canadian Prospectus (the "Canadian Prospectus") will be used in connection with an offering outside the United States (the "International Offering"). The form of U.S. Prospectus is included herein and is followed by those pages that differ from those in the U.S. Prospectus (each marked "Alternate Page for Canadian Prospectus" or "Alternate Page for International Prospectus") and which are to be used in the Canadian Prospectus or the International Prospectus, as applicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 18, 1996

PROSPECTUS

                               10,000,000 SHARES

                                      LOGO
                              CLASS A COMMON STOCK
                            ------------------------


    Of the 10,000,000 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), offered hereby by Hollinger International Inc., a Delaware corporation (the "Company"), 8,000,000 shares are being offered in the United States by the U.S. Underwriters (the "U.S. Offering") and 2,000,000 shares are being offered concurrently outside the United States by the International Underwriters (the "International Offering"). Such offerings are collectively referred to as the "Offering." The offering price and underwriting discount in the U.S. Offering and the International Offering are identical. See "Underwriting."



    The Class A Common Stock is listed on the New York Stock Exchange (the "NYSE") and is traded under the symbol "HLR." The last sale price of the Class A Common Stock as reported on the NYSE composite tape on July 17, 1996 was $9.875 per share. See "Market Prices and Dividend Policy." For a description of the terms of the Class A Common Stock and the Company's Class B Common Stock, par value $.01 per share ("Class B Common Stock" and together with Class A Common Stock, "Common Stock"), see "Description of Capital Stock."



    The Company is concurrently offering 15,000,000   % Preferred Redeemable
Increased Dividend Equity SecuritiesSM,   % PRIDESSM (each, a "PRIDE" and
collectively, the "PRIDES") (17,250,000 if the Underwriters for the PRIDES exercise their over-allotment option in full) (the "PRIDES Offering"). The gross proceeds of the PRIDES Offering are expected to be approximately $150.0 million ($172.5 million if the underwriters for the PRIDES exercise their over-allotment option in full). The PRIDES represent Series B Convertible Preferred Stock of the Company, par value $.01 per share ("Convertible Preferred Stock") that will
mandatorily convert on the Mandatory Conversion Date of          , 2000 into one
share of Class A Common Stock unless previously redeemed at the option of the Company or converted at the option of the holder. The PRIDES will pay cumulative
quarterly dividends at an annual rate equal to     and will have an aggregate
liquidation preference equal to their issue price plus any accrued and unpaid dividends thereon. The consummation of the PRIDES Offering is not a condition to the consummation of this Offering.


    FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 18.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
       OFFENSE.

======================================================================================================
                                            PRICE TO           UNDERWRITING           PROCEEDS TO
                                             PUBLIC            DISCOUNT(1)            COMPANY(2)
- ------------------------------------------------------------------------------------------------------
Per Share...........................           $                    $                      $
- ------------------------------------------------------------------------------------------------------
Total(3)............................           $                    $                      $
======================================================================================================


(1) The Company has agreed to indemnify the several U.S. Underwriters and International Underwriters (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."


(2) Before deducting expenses estimated at $      , payable by the Company.


(3) The Company has granted the several U.S. Underwriters and the International Underwriters options, exercisable within 30 days after the date hereof, to purchase up to 1,200,000 and 300,000 additional shares, respectively, of Class A Common Stock, at the initial price to public per share, less the underwriting discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $      , $      and $      ,
    respectively. See "Underwriting."

                            ------------------------


    The Class A Common Stock is being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made in New York,
New York on or about August   , 1996.

                            ------------------------
MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.
                                                   DONALDSON, LUFKIN & JENRETTE
                                                      SECURITIES  CORPORATION
                            ------------------------

                 The date of this Prospectus is August  , 1996.

- ------------------
SM Service Mark of Merrill Lynch & Co.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

     As used in this Prospectus, unless the context otherwise requires, (i) the "Company" refers to Hollinger International Inc. and its consolidated subsidiaries and affiliated companies; (ii) "Publishing Holdings" refers to Hollinger International Publishing Holdings Inc.; (iii) "Publishing" refers to Hollinger International Publishing Inc. and its consolidated subsidiaries and affiliated companies; (iv) "Chicago Sun-Times" refers to The Sun-Times Company and its consolidated subsidiaries; (v) "Jerusalem Post" refers to the subsidiaries of the Company which publish The Jerusalem Post; (vi) "The Telegraph" refers to The Telegraph plc and its consolidated subsidiaries and affiliated companies; (vii) "DTH" refers to DT Holdings Limited; (viii) "FDTH" refers to First DT Holdings Limited; (ix) "HTH" refers to Hollinger-Telegraph Holdings Inc.; (x) "Hollinger Inc." refers to Hollinger Inc. and its consolidated subsidiaries; (xi) "Southam" refers to Southam Inc. and its consolidated subsidiaries; and (xii) "Fairfax" refers to John Fairfax Holdings Limited and its consolidated subsidiaries.

     All dollar references in this Prospectus are to United States dollars unless otherwise specifically indicated. Except as otherwise indicated, the financial information in this Prospectus relating to The Telegraph has been translated into United States dollars ("$") from British pounds sterling ("L") and British pence ("p"), financial information relating to Fairfax has been translated into United States dollars from Australian dollars ("A$"), and financial information relating to Southam has been translated into United States dollars from Canadian dollars ("Cdn.$"), using exchange rates at the end of the period for which the relevant statements are prepared for assets, liabilities and minority interest and the weighted average exchange rates for the relevant period for items in the statements of operations. See "Exchange Rates."


     On May 31, 1996, the noon buying rate in The City of New York for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was Cdn.$1.00 per $.7297, L1.00 per $1.5495 and A$1.00 per $.7980. On July 17, 1996, the noon buying rate in The City of New York for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn.$1.00 per $.7285, L1.00 per $1.5432 and A$1.00 per $.7875. See "Exchange
Rates" for historical exchange rate information.


     Unless otherwise indicated, all circulation information contained in this Prospectus represents approximate current or average daily or non-daily circulation, as the case may be, derived from the following sources: (a) for the Company's United States community newspapers, Chicago-area suburban newspapers and Jerusalem Post, from the Company's unaudited internal records for the month of March 1996; (b) for the Chicago Sun-Times, the Daily Southtown and the Tribune-Democrat in Johnstown, Pennsylvania, from unaudited circulation statements furnished to the Audit Bureau of Circulations ("ABC") in the United States for the six month period October 1995 to March 1996; (c) for The Daily Telegraph and The Sunday Telegraph, from audited circulation reports furnished to ABC in the United Kingdom for the six month period October 1995 to March 1996; (d) for Fairfax, from audited circulation reports furnished to ABC in Australia for the six month period July to December 1995; and (e) for Southam, from recent public reports of Southam.
                            ------------------------

                               PROSPECTUS SUMMARY


     The following summary information is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements (including the notes hereto) included elsewhere in this Prospectus. Unless the context requires otherwise, the information contained herein assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting."


                                  THE COMPANY

     Hollinger International Inc. (the "Company"), through subsidiaries and affiliated companies, is a leading publisher of English-language newspapers in the United States, the United Kingdom, Australia, Canada and Israel. Included among the 131 paid daily newspapers which the Company owns or has an interest in are the Chicago Sun-Times and The Daily Telegraph. The 131 newspapers have a world-wide daily combined circulation of approximately 4,300,000 (including 2,100,000 attributable to the publications of affiliates in which the Company has less than a majority equity interest). In addition, the Company owns or has an interest in 379 non-daily newspapers as well as magazines and other publications. The Company's strategy is to achieve growth through acquisitions and improvements in the cash flow and profitability of its newspapers, principally through cost reductions. Since the Company's formation in 1986, the existing senior management team has acquired over 410 newspapers and related publications (net of dispositions) in the United States, The Telegraph in the United Kingdom and Jerusalem Post in Israel, and has made significant investments in newspapers in Australia and Canada. Over this period, the Company has achieved substantial growth in revenues to $965.0 million in 1995 and realized significant improvements in operating efficiencies at its newspapers.

     The operations of the Company consist of its United States Newspaper Group and its International Newspaper Group, which accounted for 58.0% and 42.0%, respectively, of the Company's total operating revenues of $965.0 million for the year ended December 31, 1995 and for 56.1% and 43.9%, respectively, of the Company's total operating revenues of $253.9 million for the three months ended March 31, 1996. The Company also owns equity investments in newspaper publishing companies in Australia and Canada which contributed approximately $16.4 million to the Company's earnings before taxes in 1995 and approximately $3.4 million in the first three months of 1996.

     See "Recent Developments" for information concerning the pending proposal of the Company to acquire the ordinary shares of The Telegraph not presently controlled by the Company, the recent acquisition of additional common shares of Southam, recent United States newspaper acquisitions and other developments.


     United States Newspaper Group. The Company is the largest newspaper publishing group in the United States, as measured by paid daily newspapers owned and operated, and one of the twelve largest in terms of daily circulation. The Company's United States operations consist of its Chicago Group, led by the Chicago Sun-Times, the eighth largest circulation metropolitan daily newspaper in the United States, and its Community Newspaper Group, consisting of 336 newspapers and related publications. As of June 1, 1996, the Company published a total of 410 newspapers and related publications in the United States with a combined paid daily and non-daily circulation of approximately 2,464,000 and a total combined paid and free circulation of approximately 4,908,000. The Community Newspaper Group also includes, for accounting and management purposes, the Company's wholly owned subsidiary which publishes The Jerusalem Post, Israel's only English-language daily newspaper, with a paid daily circulation of approximately 17,000. The related weekend edition of The Jerusalem Post and English and French-language international weekly editions have paid circulations of approximately 37,600, 47,000 and 3,900, respectively. The Chicago Group and the Community Newspaper Group accounted for 30.9% and 25.2%, respectively, of the Company's total operating revenues for the three months ended March 31, 1996.


     The Community Newspaper Group's daily newspapers have been published on average for almost 100 years and are typically the only paid daily newspapers of general circulation in their respective communities. In addition, the Community Newspaper Group publishes weekly paid newspapers and Sunday editions of a number of paid dailies which are typically the only paid non-daily newspapers of general circulation serving their communities. Generally, the Company's daily and non-daily community newspapers combine news, sports and features with special emphasis on local information and provide one of the primary sources of such community information for the towns in which they are distributed. The Company also publishes free circulation publications in these communities, including shoppers, with limited or no news or editorial content. As a group, these publications provide the Company with a stable and established circulation within the communities they serve, which it believes provides an effective medium for advertisers to reach a significant portion of the households in these communities.


     International Newspaper Group. The Company's International Newspaper Group consists of its 64.0% owned subsidiary, The Telegraph, and minority equity investments in Fairfax and Southam. Upon consummation of the Scheme (described below under "Recent Developments"), the Company will own 100% of the ordinary shares of The Telegraph. The Telegraph publishes The Daily Telegraph, the leading quality (or broadsheet) newspaper in the United Kingdom. The Telegraph also publishes The Sunday Telegraph, The Weekly Telegraph, the Electronic Telegraph and The Spectator magazine. The Daily Telegraph is the largest circulation quality daily newspaper in the United Kingdom with an average daily circulation of approximately 1,044,000, representing a 38.5% share of the quality daily newspaper market. The Daily Telegraph's Saturday edition has the highest average daily circulation (approximately 1,196,000) among quality daily newspapers in the United Kingdom. The Sunday Telegraph is the second largest circulation quality Sunday newspaper in the United Kingdom with an average circulation of approximately 663,000.



     The Company has less than a majority equity investment in Fairfax, a publicly traded Australian newspaper and magazine publisher with fiscal 1995 revenues of A$944.5 million, and Southam, a publicly traded Canadian newspaper publisher with 1995 revenues of Cdn.$1,022.3 million. Fairfax is one of Australia's largest newspaper publishing companies with seven daily newspapers (with a total paid circulation of approximately 654,000), 34 non-daily newspapers and 29 magazines. Fairfax's principal publications are the leading quality newspapers in Australia's two largest cities, The Sydney Morning Herald (circulation approximately 253,000) and The Age (Melbourne--circulation approximately 215,000), and Australia's only daily business newspaper, The Australian Financial Review (national--circulation approximately 82,000). The Telegraph is the largest shareholder of Fairfax, with an approximate 24.7% interest. Southam is Canada's largest publisher of daily newspapers with 17 daily newspapers and 33 non-daily newspapers with a total daily circulation of approximately 1,400,000. Southam's principal publications include The Gazette (Montreal), The Ottawa Citizen, the Calgary Herald, The Vancouver Sun, The Province (Vancouver) and The Edmonton Journal. The Company and The Telegraph indirectly hold an approximate 19.5% interest in Southam and a Canadian subsidiary of Hollinger Inc. (which controls the Company) currently owns an approximate 21.5% interest in Southam. The combined total of approximately 41.0% makes the Hollinger group the largest shareholder in Southam.


                              RECENT DEVELOPMENTS


     The Telegraph. On April 24, 1996, the Boards of Directors of the Company and The Telegraph announced a recommended proposal by the Company to acquire all of the outstanding ordinary shares of The Telegraph not presently controlled by the Company (the "Telegraph Minority Shares"). The consideration to be paid to the holders of the Telegraph Minority Shares would consist of (i) a cash payment of L5.60 per share ($8.68 based on the Noon Buying Rate); (ii) a special cash dividend of 10p per share ($0.15 based on the Noon Buying Rate) (payable to all shareholders of record of The Telegraph at the relevant record date, currently expected to be July 30, 1996); (iii) a contingent cash payment to be made by FDTH if The Telegraph's approximate 25% interest in Fairfax is sold within two years at a price in excess of a specified amount; and (iv) an option to purchase new preference shares of The Telegraph, each as more fully described below. In addition, outstanding Telegraph options, to the extent permitted by their terms, may be exercised prior to the Scheme becoming effective or, if not exercised, will be cancelled in exchange for cash payments as provided under the Scheme. The total consideration payable by the Company (including the special dividend to be paid to the holders of the Telegraph Minority Shares and the net amount payable in respect of outstanding Telegraph options but not the contingent cash payment) is estimated at approximately $453 million, based on the Noon Buying Rate. The acquisition will be effected by means of a "scheme of arrangement" under Section 425 of the Companies Act 1985 of Great Britain (the "Scheme"). As a result, The Telegraph would become an indirect wholly owned subsidiary of the Company. The independent directors of The Telegraph and their independent financial advisors have recommended approval of the Scheme. The Scheme was approved by a statutory majority of the holders of the Telegraph Minority Shares present and voting at shareholder meetings held on June 26, 1996. In addition, on June 19, 1996, approval was obtained from each class of option holders of The Telegraph to amend the terms of such options such that the Scheme will not cause The Telegraph to breach its obligations to the option holders. Following the approvals by the statutory majority of holders of Telegraph Minority Shares and the amendments to the terms of the options, the Scheme will be submitted to an English court for approval at a hearing scheduled for July 24, 1996. It is expected that the Scheme, if approved, would become effective on July 31, 1996 and payment of the cash consideration to holders of Telegraph Minority Shares and the special dividend to all holders of Telegraph shares (other than Company subsidiaries which will waive their entitlement thereto) would be made on or about August 8, 1996.



     The Company has entered into definitive agreements with certain financial institutions for short-term bank credit facilities and bridge financing in the aggregate amount of approximately $625.0 million to provide the necessary financing for the Scheme and to repay outstanding bank indebtedness of The Telegraph. Upon the consummation of the Offering and the PRIDES Offering, there will be $417.0 million outstanding in respect of such bank credit facilities and bridge financing. See "Description of Certain Indebtedness and Other Obligations" and "Description of PRIDES Offering."



     Upon completion of the Scheme, The Telegraph will pay a special dividend of 10p per share in place of its normal interim dividend of about half that amount. In lieu of an immediate cash payment of L5.60 per share, the holders of the Telegraph Minority Shares outside of the United States, Canada and Australia will be entitled to elect to receive payments under the Scheme over time through a loan note due 2001 guaranteed by a financial institution as an alternative to some or all of the cash consideration. The holders of the Telegraph Minority Shares will be entitled to receive a further cash payment if The Telegraph's approximate 25% interest in Fairfax is sold prior to the second anniversary of the effective date of the Scheme (which is expected to be July 31, 1996) at a price (net of taxes and certain other costs incurred in connection with the disposal of such Fairfax shares) in excess of A$3.00 per share. Since the holders of Telegraph Minority Shares own in the aggregate approximately 36% of the outstanding ordinary shares of The Telegraph as of the effective date of the Scheme, they would be entitled to receive approximately 36% of the aggregate net proceeds of such a disposal of Fairfax shares, payable to each holder pro rata on the basis of that minority holder's interest in The Telegraph as of the effective date of the Scheme. The closing market price of the ordinary shares of Fairfax was A$2.90 per share on April 23, 1996, the date prior to the announcement of the proposal to purchase the Telegraph Minority Shares. The holders of the Telegraph Minority Shares also will receive an option to purchase (the "Purchase Option"), exercisable on the second anniversary of the effective date of the Scheme (the "Purchase Date"), that number of new preference shares of The Telegraph as will provide each shareholder with at least the same percentage of voting rights of The Telegraph as each shareholder held prior to the Scheme becoming effective for a cash exercise price of L16.80 per new preference share. FDTH will have the right to settle its obligations under any exercised Purchase Option in cash rather than by delivery of new preference shares of The Telegraph. The cash payment to be made by FDTH would be an amount per new preference share equal to the product of (i) L5.60 and (ii) a fraction, the numerator of which would be the weighted average of the closing prices of the Company's Class A Common Stock on the New York Stock Exchange for the 21 trading days prior to the Purchase Date and the denominator of which is $12.375 (the closing price of the Company's Class A Common Stock on April 23, 1996). In light of the cash cost to exercise the Purchase Option and the formula applicable to FDTH's cash payment alternative described above, a holder of Telegraph Minority Shares would not be able to receive an immediate cash profit from FDTH at the time of exercise of the Purchase Option unless the weighted average market price of the Class A Common Stock of the Company is above $37.125 (three times its market value at April 23, 1996) and FDTH elects to settle its obligations under the Purchase Option in cash. If FDTH does not elect to settle its obligations under the Purchase Option in cash, any new preference shares received upon exercise will be shares in an unlisted company and there will be no established market in these shares. The Company is considering monetizing its investment in Fairfax. See "Business Strategy."

     Southam. On May 24, 1996, Hollinger Inc., the parent corporation of the Company, announced that its wholly owned Canadian subsidiary had purchased from a subsidiary of Power Corporation of Canada ("Power") the 16,349,743 common shares (the "Power Shares") of Southam held by Power representing approximately 21.5% of Southam's outstanding common shares, at a price of Cdn.$18.00 per share. This purchase increased the Company's and Hollinger Inc.'s combined holdings in Southam to approximately 41% of Southam's outstanding common shares, including 19.5% which is currently held indirectly by the Company. The Company will have the right to acquire a substantial equity interest in the subsidiary company which purchased the Power Shares. Hollinger Inc. stated that it intends to further increase its holdings in Southam through permissible transactions to or above 50% of Southam's outstanding common shares and may, subject to market and other conditions, seek to acquire all Southam common shares not owned or controlled by Hollinger Inc. or the Company through an offer of the Company's Class A Common Stock or securities convertible into or exchangeable for such stock. Hollinger Inc. and the Company have agreed to combine their interests in Southam so that the Company will hold indirectly non-voting common shares and voting preference shares representing one half of the voting power and all of the common equity of their combined interests. The Company has applied for a ruling from Revenue Canada that would permit the Company to hold indirectly 100% of the common equity interests in Southam held by the Company and Hollinger Inc. without affecting Southam's status as a Canadian publisher of newspapers and periodicals. If such a ruling is received, the full ownership of the equity interests in Southam held by Hollinger Inc. and the Company would be transferred to the Company. There can be no assurance, however, that such ruling will be obtained or that the Company and Hollinger Inc. will not be required to effect a different ownership structure for combining their interests in Southam. If the Company obtains control of Southam (through share ownership or otherwise), Southam's results of operations will be consolidated for accounting purposes.



     Following a request by Hollinger Inc., Southam has scheduled a special shareholders meeting for July 22, 1996 to consider the election of five new directors proposed by Hollinger Inc. to replace five of the existing directors of Southam. Hollinger Inc. has advised that, if its nominees are elected, it believes that the reconstituted Board of Directors of Southam should be in a position to consider steps designed to enhance operating performance and improve editorial quality at Southam.



     The purchase of the Power Shares was financed through a short-term bank credit facility (the "Southam Facility") in the amount of Cdn.$300 million between the Company and a Canadian chartered bank. The Southam Facility is guaranteed by Hollinger Inc. and matures on November 25, 1996. The funds under the Southam Facility were advanced by the Company to a Canadian subsidiary of Hollinger Inc. as an intercompany loan. The Hollinger Inc. guarantee of the Southam Facility is secured by a pledge of the Power Shares and 7,539,028 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock held by Hollinger Inc. Existing registration rights agreements and security agreements entered into by Hollinger Inc. and its Canadian lenders have been amended to reflect the pledges under the Southam Facility.


     Recent United States Acquisitions. On April 30, 1996, the Company consummated a trade of several newspapers with Garden State Newspapers, Inc. The Company acquired the Tribune-Democrat in Johnstown, Pennsylvania, with a daily paid circulation of 46,000, in exchange for six smaller daily newspapers and several weekly newspapers from the Company's Community Newspaper Group and approximately $31.0 million in cash, subject to certain adjustments.


     New Chicago Printing Facility. In December 1995, Chicago Sun-Times initiated a preliminary phase of its planned development of a new printing facility by submitting a bid to acquire approximately 29 acres of land from the City of Chicago for approximately $4.4 million, subject to negotiation of a definitive purchase agreement and satisfactory resolution of various conditions to the bid and necessary municipal approvals. The Company anticipates that the site acquisition and the selection of the vendor for the new printing presses will be completed in 1996. Management of Chicago Sun-Times expects that the size of the new facility will be approximately 300,000 square feet to permit combined printing, inserting and distribution functions for the Chicago Sun-Times and the Chicago Sunday Sun-Times. Management preliminarily estimates that the aggregate cost of the acquisition of the site, the development of the new printing facility and the purchase and installation of new printing presses will be approximately $75.0 million and that the facility will be operational in late 1998.

                               BUSINESS STRATEGY

     The Company's strategy is to achieve growth in its newspaper business through acquisitions and improvements in the cash flow and profitability of its newspapers, principally through cost reductions. Management also expects that additional revenue sources, including an increase in the availability of color advertising and an expansion of the Company's publications into electronic media, will contribute to the Company's future growth in revenues and cash flows. The Company plans to install new printing facilities in Chicago within the next two years, which should increase the availability of color advertising, lower production costs, improve operating efficiencies and enhance product quality. In addition, the Company recently started selling advertising space on the Chicago Sun-Times' new homepage on the Internet and, in November 1994, The Telegraph created the Electronic Telegraph on the Internet. The Jerusalem Post and many of the Company's community newspapers are also available electronically. The Company has recently formed a division named "Hollinger Digital" which will coordinate, support and control development in this area.

     The Company expects that its future acquisitions will be principally of community newspapers with daily circulation ranging from 10,000 to 25,000; however, the Company may consider the acquisition of selected larger circulation publications that meet the Company's acquisition criteria. Such larger circulation publications may include metropolitan or other significant newspapers, as well as community daily newspapers with circulation ranging from 25,000 to 75,000 (such as the Johnstown Tribune-Democrat with a circulation of 46,000) to the extent they become available and meet the Company's acquisition criteria. The Company seeks newspaper acquisition candidates that are underperforming in terms of cash flow but have a long history of publishing within a community and, from the Company's point of view, possess strong leadership and advertiser loyalty; have the potential for increased gross operating profit through cost reductions, revenue enhancements and synergies with the Company's existing operations; and are available at attractive prices. The Company's strategy is to operate newspapers in regional clusters where feasible, which enables the Company to market advertising on a regional basis and allows for improved efficiency from reductions in overhead, centralized purchasing and, to the extent practicable, regionalized printing.

     The Company expects the Scheme to be completed in early August 1996 as a result of which The Telegraph would become indirectly wholly owned by the Company. The Company believes that, as a consequence, it will have greater access to the cash flow of The Telegraph and will have enhanced financing and corporate flexibility.


     The acquisition by a Canadian subsidiary of Hollinger Inc. of the Power Shares, representing a 21.5% interest in Southam, together with the 19.5% interest indirectly owned by the Company, provides Hollinger Inc. and the Company with a combined approximate 41% interest in Southam. Hollinger Inc.'s stated plans are to increase its ownership interest by permissible purchases to or above 50% and may, subject to market and other conditions, seek to acquire all Southam common shares not then owned or controlled by Hollinger Inc. or the Company through an offer of the Company's Class A Common Stock or securities convertible into or exchangeable for such stock. See "Recent Developments." Hollinger Inc. and the Company have agreed to combine their interests in Southam so that the Company will hold indirectly non-voting common shares and voting preference shares representing one half of the voting power and all of the common equity of their combined interests. Hollinger Inc. will hold voting preference shares representing one half of the voting power and with a nominal amount of paid-up capital which will not be entitled to any payments, including dividends, other than a liquidation preference on the nominal amount. Hollinger Inc. and the Company expect this transaction to occur promptly following the July 22, 1996 Southam shareholders meeting. The Company has applied for a ruling from Revenue Canada that would permit the Company to hold indirectly 100% of the common equity interests in Southam held by the Company and Hollinger Inc. without affecting Southam's status as a Canadian publisher of newspapers and periodicals. If such a ruling is received, the full ownership of the equity interests in Southam held by Hollinger Inc. and the Company would be transferred to the Company. If the Company obtains control of Southam (through share ownership or otherwise), Southam's results of operations will be consolidated for accounting purposes.


     The Telegraph's approximate 25% minority interest in Fairfax cannot be increased under existing Australian foreign ownership regulations. The Australian government has proposed the formation of a governmental committee to review ownership rules, which is expected to make its recommendations in early

1997. Management has stated that the outcome of the Australian government review will be taken into account in determining The Telegraph's strategy in relation to its investment in Fairfax. Depending upon the outcome of the Australian government review of its foreign investment policies and other relevant factors, the Company intends either to (i) increase its investment in Fairfax possibly to a majority position or (ii) sell or otherwise dispose of its interest in Fairfax, which should result in a substantial capital gain and (depending upon the structure of any such transaction) use all or a portion of the proceeds to reduce the Company's and its subsidiaries' long term debt. The Company is also considering the alternative of issuing a security designed to monetize its investment in Fairfax (valued at approximately $392.2 million, or A$2.52 per ordinary share, as of July 16, 1996), while retaining the option of maintaining or increasing its indirect holdings in Fairfax.


     The Company and Hollinger Inc. have agreed that the Company will be Hollinger Inc.'s principal vehicle for engaging in and effecting acquisitions in the newspaper business and in related media businesses in the United States, Israel and, through The Telegraph, the United Kingdom, the rest of the European Community, Australia and New Zealand (the "Telegraph Territory"). Hollinger Inc. has reserved to itself the ability to pursue all media (including newspaper) acquisition opportunities outside the United States, Israel and the Telegraph Territory, and all media acquisition opportunities unrelated to the newspaper business in the United States, Israel and the Telegraph Territory, except that the Company is permitted to increase its investment in Southam.

                                   BACKGROUND


     The Company was organized in 1986, when it undertook its first acquisition of an independently owned newspaper group of 16 paid dailies in five states and related paid and free non-daily publications, the management of which continues to be among the senior operating officers of the United States Newspaper Group. From 1986 through June 1, 1996, the Company acquired over 410 newspapers and related publications (net of dispositions) located in 28 states, including 335 paid dailies and related publications in its Community Newspaper Group, the Chicago Sun-Times, the Daily Southtown, 72 related weekly and bi-weekly Chicago area suburban newspapers and related publications, The Jerusalem Post and the Johnstown Tribune-Democrat. Since 1986, the United States Newspaper Group has spent approximately $619.4 million on acquisitions and its revenues have grown from $31.4 million in 1987 to $559.9 million in 1995.


     Hollinger Inc. acquired a controlling interest in The Telegraph in 1986 and, since that time, has succeeded in reversing prior years' declines in revenue and profitability by, among other things, broadening the readership base of The Telegraph's newspaper titles, increasing advertising revenue, removing restrictive work practices and making technological improvements in pre-press publishing and printing operations. In addition to improving the profitability of its newspaper operations, The Telegraph has made substantial investments in Fairfax and Southam, which have contributed significantly to The Telegraph's profitability in the past two years. As a result of the October 1995 reorganization of the Company's and Hollinger Inc.'s international newspaper operations (the "Reorganization"), the Company acquired Hollinger Inc.'s controlling interest in The Telegraph and, indirectly, The Telegraph's substantial equity investments in Fairfax and Southam.


                              CONCURRENT OFFERING



     Concurrently with this Offering, the Company is offering in the PRIDES
Offering   % PRIDES. The gross proceeds of the PRIDES Offering are expected to be approximately $150.0 million ($172.5 million if the Underwriters for the PRIDES exercise their over-allotment option in full). The net proceeds of the PRIDES Offering will be used to replace or repay bank indebtedness as described in "Use of Proceeds."



     The PRIDES are depositary shares which represent Convertible Preferred Stock of the Company. Holders of PRIDES will be entitled to receive cumulative
quarterly dividends at an annual rate equal to   % on the Convertible Preferred
Stock represented by the PRIDES. Dividends cease to accrue on the earlier of (i)
the day immediately prior to the Mandatory Conversion Date of        , 2000 or
(ii) the day immediately prior to the earlier redemption of the Convertible Preferred Stock. Each half share of Convertible Preferred Stock represented by the PRIDES has a liquidation preference equal to the issue price per PRIDE plus any accrued and unpaid dividends thereon.



     Unless either previously redeemed or converted at the option of the holder, each half share of Convertible Preferred Stock represented by the PRIDES will mandatorily convert on the Mandatory Conversion Date into

(i) one share of Class A Common Stock, subject to adjustment in certain events, and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends thereon.



     The Convertible Preferred Stock represented by the PRIDES is not redeemable
prior to      , 1999. At any time and from time to time on or after      , 1999
until immediately prior to the Mandatory Conversion Date, the Company may redeem any or all of the Convertible Preferred Stock represented by the PRIDES. Upon any such redemption, each holder will receive, in exchange for each half share of Convertible Preferred Stock represented by the PRIDES, the number of shares
of Class A Common Stock equal to (A) the sum of (i) $     , declining after
     , 1999 to $     until the Mandatory Conversion Date, and (ii) all accrued
and unpaid dividends thereon divided by (B) the current market price for shares of the Class A Common Stock on the applicable date of determination, but in no
event less than      of a share of Class A Common Stock, subject to adjustment
in certain events. At any time prior to the Mandatory Conversion Date, unless previously redeemed, each half share of Convertible Preferred Stock represented by the PRIDES will be convertible at the option of the holder thereof into of a share of Class A Common Stock. Holders of the PRIDES will have the right to vote with the holders of the Company's Common Stock on the basis of 4/5 of a vote for each half share of Convertible Preferred Stock represented by the PRIDES. The consummation of the PRIDES Offering is not a condition to the consummation of this Offering.



                             FUTURE FINANCING PLANS



     In addition to the PRIDES Offering and after the completion of this Offering, the Company may, through a subsidiary or an affiliate, issue high yield debt securities, or other debt or equity securities, possibly including a security which would allow the Company to monetize its interest in Fairfax. The Company anticipates that it would apply the net proceeds from any such offering for one or more of the following: (i) the repayment of outstanding amounts under the Southam Facility, the FDTH Credit Facility (as hereinafter defined) and the Amended Publishing Credit Facility (as hereinafter defined) (or any extension or refinancing of any of the foregoing), (ii) the redemption of the DTH and FDTH Preference Shares (as hereinafter defined), and (iii) other corporate purposes, including capital expenditures and acquisitions.


                          OWNERSHIP BY HOLLINGER INC.

     Hollinger Inc. owns 66.5% of the combined equity interest and 88.2% of the combined voting power of the outstanding Class A Common Stock and Class B Common Stock of the Company. In addition, Hollinger Inc. owns all of the outstanding Series A Convertible Redeemable Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), of the Company, which is convertible at any time into shares of Class A Common Stock at the initial conversion price of the Canadian dollar equivalent of $14 per share. Based on the initial conversion price, 5,651,593 shares of Class A Common Stock would have been issuable as of June 1, 1996.

     Hollinger Inc. is effectively controlled by The Hon. Conrad M. Black, Chairman of the Board and Chief Executive Officer of Hollinger Inc. and the Company, through his direct and indirect ownership and control of Hollinger Inc.'s securities. Mr. Black has advised the Company that Hollinger Inc. does not presently intend to reduce its voting power in the Company's outstanding Common Stock to less than 50%. Furthermore, Mr. Black has advised the Company that he does not presently intend to reduce his voting control over Hollinger Inc. such that a third party would be able to exercise effective control over it.


     After the Offering, Hollinger Inc. will continue to have a majority equity ownership interest in the Company. Hollinger Inc. will own 58.5% of the combined equity interest and 84.2% of the combined voting power of the outstanding Common Stock of the Company (57.5% and 83.6%, respectively, if the Underwriters' over-allotment options are exercised in full) (without giving effect to the future issuance of Class A Common Stock in connection with the PRIDES or upon conversion of the Series A Preferred Stock), and 49.6% and 78.8%, respectively, upon the issuance of up to approximately 15,000,000 shares of Class A Common Stock in connection with the PRIDES). As a result, Hollinger Inc. will continue to be able to control the outcome of any election of directors and to direct management policy, strategic direction and financial decisions of the Company.

                     FINANCING AND ORGANIZATIONAL STRUCTURE

     For financing and organizational purposes, the Company and its subsidiaries are divided into (i) a United States Newspaper Group, including the Chicago Group and American Publishing Company, which consists of the group formerly referred to as the Community Newspaper Group, including Jerusalem Post (referred to herein as the "Community Newspaper Group"), and (ii) an International Newspaper Group, including DTH, FDTH, The Telegraph and their subsidiaries and affiliated companies, including Fairfax and Southam.

     Set forth below is an organizational chart which illustrates, as of the closing of the Offering and after giving effect to the consummation of the Scheme and related financings, the ownership of the Company and its principal subsidiaries and affiliates:


                                   FLOW CHART

- ------------------
(1) Mr. Conrad M. Black owns directly and indirectly 49.5% of the outstanding common shares of Hollinger Inc.

(2) 84.2% of voting power and, assuming the Underwriters' over-allotment options are exercised, 83.6% of voting power and 57.5% of combined equity interests, and 78.8% of voting power and 49.6% of combined equity interests upon the issuance of up to approximately 15,000,000 shares of Class A Common Stock in connection with the PRIDES Offering.

(3) Excludes nonvoting preference shares of DTH and FDTH held by unrelated parties and nonvoting preference shares of FDTH held by DTH, which preference shares are not convertible into voting shares.
(4) Excludes L5.0 million nonvoting preference shares of The Telegraph held by FDTH, which preference shares are not convertible into voting shares.
(5) Owned by a wholly owned Canadian subsidiary of Hollinger Inc., a company in which the Company will have the right to acquire a substantial equity interest.

                                  RISK FACTORS

     Prospective purchasers of the Class A Common Stock offered hereby should consider the factors set forth under "Risk Factors" as well as the other information set forth in this Prospectus, including international holding company structure, growth strategy, restrictions in debt agreements, other restrictive arrangements, substantial leverage, newspaper industry competition, cyclicality of revenues, newsprint costs, foreign operations and currency exchange rates, dividend policy, limitations on control of The Telegraph, Fairfax and Southam, control by Hollinger Inc., potential conflicts of interest, shares eligible for future sale and issuance of preferred stock.

                                  THE OFFERING


Class A Common Stock Offered(1)....   10,000,000 shares
Common Stock to be outstanding
  after the Offering(1):
     Class A Common Stock(2).......   68,065,754 shares
     Class B Common Stock..........   14,990,000 shares
                                      ------------------
       Total Common Stock..........   83,055,754 shares
Relative Rights of Class A
  Common Stock and Class B
  Common Stock.....................   The Class A Common Stock and Class B Common Stock have
                                      identical rights in respect of cash dividends and in any
                                      sale or liquidation, but have different voting rights.
                                      The Class A Common Stock is entitled to one vote per
                                      share while the Class B Common Stock is entitled to ten
                                      votes per share on all matters, including the election
                                      of directors, where the two classes vote together as a
                                      single class. The shares of Class B Common Stock are
                                      convertible at any time at the option of the holder into
                                      Class A Common Stock on a share-for-share basis and are
                                      transferable by the holder of the Class B Common Stock
                                      under certain conditions. All of the outstanding Class B
                                      Common Stock is owned by Hollinger Inc. See "Description
                                      of Capital Stock."
Concurrent Offering................   The Company is offering concurrently   % PRIDES. The
                                      gross proceeds of the PRIDES Offering are expected to be
                                      approximately $150.0 million ($172.5 million if the
                                      underwriters for the PRIDES exercise their
                                      over-allotment option in full). The PRIDES are
                                      depositary shares which represent Convertible Preferred
                                      Stock of the Company. Holders of PRIDES will be entitled
                                      to receive cumulative quarterly dividends at an annual
                                      rate equal to      % on the Convertible Preferred Stock
                                      underlying the PRIDES. Dividends cease to accrue on the
                                      earlier of (i) the Mandatory Conversion Date of
                                                  , 2000 or (ii) the day immediately prior to
                                      the earlier redemption of the Convertible Preferred
                                      Stock. Each and will have an aggregate liquidation
                                      preference equal to their issue price plus any accrued
                                      and unpaid dividends thereon.
                                      Unless either previously redeemed or converted at the
                                      option of the holder, each half share of Convertible
                                      Preferred Stock represented by the PRIDES will
                                      mandatorily convert on the Mandatory Conversion Date
                                      into (i) one share of Class A Common Stock, subject to
                                      adjustment in certain events, and (ii) the right to
                                      receive an amount in cash equal to all accrued and
                                      unpaid dividends thereon. Shares of Convertible
                                      Preferred Stock represented by PRIDES are not redeemable
                                      prior to           , 1999. At any time and from time to
                                      time on or after           , 1999 until immediately
                                      prior to the Mandatory Conversion Date, the Company may
                                      redeem any or all of the Shares of Convertible Preferred
                                      Stock represented by PRIDES. Upon any such redemption,
                                      each holder will receive, in exchange for each half
                                      share of Convertible Preferred Stock represented by the
                                      PRIDES, the number of shares of Class A Common Stock
                                      equal to (A) the sum of (i) $          , declining after
                                                , 1999 to $          until the Mandatory
                                      Conversion Date, and (ii) all accrued and unpaid
                                      dividends thereon divided by (B) the current

                                      market price for shares of the Class A Common Stock on
                                      the applicable date of determination, but in no event
                                      less than      of a share of Class A Common Stock,
                                      subject to adjustment in certain events. At any time
                                      prior to the Mandatory Conversion Date, unless
                                      previously redeemed, each half share of Convertible
                                      Preferred Stock represented by the PRIDES will be
                                      convertible at the option of the holder thereof into
                                           of a share of Class A Common Stock. Holders of
                                      PRIDES will have the right to vote with the holders of
                                      the Company's Common Stock on the basis of 4/5 of a vote
                                      for each half share of Convertible Preferred Stock
                                      represented by the PRIDES. The consummation of the
                                      PRIDES Offering is not a condition to the consummation
                                      of this Offering. See "Description of PRIDES Offering."
Future Financing Plans.............   In addition to the PRIDES Offering and after the
                                      completion of this Offering, the Company, through a
                                      subsidiary or an affiliate, may issue high yield debt
                                      securities, securities exchangeable at the Company's
                                      option for its interest in Fairfax or other debt or
                                      equity securities. The Company anticipates that it would
                                      apply the net proceeds from any such offering for one or
                                      more of the following: (i) the repayment of outstanding
                                      amounts under the Southam Facility, the FDTH Credit
                                      Facility and the Amended Publishing Credit Facility (or
                                      any extension or refinancing of any of the foregoing),
                                      (ii) the redemption of the DTH and FDTH Preference
                                      Shares (as hereinafter defined), and (iii) other
                                      corporate purposes, including capital expenditures and
                                      acquisitions.
Use of Proceeds....................   The net proceeds of the Offering are estimated to be
                                      $94.5 million and the net proceeds of the PRIDES
                                      Offering (assuming it is completed) are estimated to be
                                      $145.0 million (or an aggregate of $239.5 million if
                                      both offerings are completed). Such funds, to the extent
                                      available, will be used as follows: (i) to provide
                                      $218.0 million to FDTH to finance a portion of the
                                      acquisition of the Telegraph Minority Shares ($100.0
                                      million of which would be in lieu of the Publishing
                                      Holdings Note Facility, which would be cancelled), to
                                      repay outstanding indebtedness of The Telegraph and to
                                      pay related transaction costs, and (ii) the balance for
                                      general corporate purposes, including working capital.
                                      The Offering and the PRIDES Offering are not contingent
                                      on one another.
NYSE symbol for
  Class A Common Stock.............   HLR


- ------------------


(1) Excludes up to 1,500,000 shares subject to the Underwriters' over-allotment options. See "Underwriting."



(2) Excludes an aggregate of (i) 5,651,593 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock at an initial conversion price of the Canadian dollar equivalent of $14 per share (as of June 1, 1996), (ii) 842,500 shares of Class A Common Stock issuable upon exercise of stock options granted to certain directors and members of management of the Company, and (iii) up to 15,000,000 shares of Class A Common Stock issuable in connection with the PRIDES (17,250,000 shares if the underwriters for the PRIDES exercise their over-allotment option in full).

                      SUMMARY FINANCIAL AND OTHER DATA(1)

                                                                                                       THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                                 MARCH 31,
                                 --------------------------------------------------------------    ------------------------
                                   1991        1992         1993          1994          1995          1995          1996
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:(2)
Operating revenues:
  Advertising................... $307,716    $325,165    $  316,640    $  522,381    $  635,560    $  151,621    $  160,357
  Circulation...................  209,544     233,416       217,608       245,218       262,670        59,466        76,049
  Job Printing..................   19,735      22,066        25,044        27,675        49,198        11,563        12,621
  Other.........................    8,735      11,338        10,309        13,563        17,539         4,106         4,866
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
Total operating revenues........  545,730     591,985       569,601       808,837       964,967       226,756       253,893
Operating costs and expenses....  450,797     473,368       447,262       693,108       857,091       198,620       229,179
Depreciation and amortization...   32,037      35,226        34,545        45,200        52,388        12,603        12,841
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
Operating income................   62,896      83,391        87,794        70,529        55,488        15,533        11,873
Interest expense................  (20,886)    (27,167)      (26,264)      (32,593)      (43,189)      (10,761)      (12,564)
Equity in earnings of
  affiliates....................       18       6,382        13,476        35,659        16,449         5,728         3,407
Other income, net(3)............   14,499      89,543        36,989        91,886        18,199        12,499         2,501
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
Earnings before income taxes,
  minority interest, cumulative
  effect of change in accounting
  for income taxes and
  extraordinary item............   56,527     152,149       111,995       165,481        46,947        22,999         5,217
Income taxes....................   14,320      39,132        36,475        41,300        18,108         7,314         1,700
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
Earnings before minority
  interest, cumulative effect of
  change in accounting for
  income taxes and extraordinary
  item..........................   42,207     113,017        75,520       124,181        28,839        15,685         3,517
Minority interest...............   11,166      14,848        25,475        21,409        22,637         7,944         5,421
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
Earnings before cumulative
  effect of change in accounting
  for income taxes and
  extraordinary item............   31,041      98,169        50,045       102,772         6,202         7,741        (1,904)
Cumulative effect of change in
  accounting for income taxes...       --          --       (24,256)           --            --            --            --
Extraordinary loss on debt
  extinguishments...............       --          --            --            --            --            --        (2,150)
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
Net earnings (loss)............. $ 31,041    $ 98,169    $   25,789    $  102,772    $    6,202    $    7,741    $   (4,054)
                                 ========    ========    ==========    ==========    ==========    ==========    ==========
Net earnings per common share... $   0.64    $   2.02    $     0.53    $     1.90    $     0.11    $     0.14    $    (0.06)
                                 ========    ========    ==========    ==========    ==========    ==========    ==========
Average number of common shares
  outstanding...................   48,601      48,601        48,601        53,980        56,956        56,956        66,056
                                 ========    ========    ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA:(4)
Working capital (deficit)....... $ 25,749    $ 58,259    $  (58,793)   $  (10,621)   $ (124,175)   $   38,868    $   68,763
Total assets(5).................  855,692     748,843     1,034,155     1,463,755     1,570,105     1,440,979     1,652,602
Minority interest...............   41,871      64,039        79,290       109,518        97,298       118,763        97,738
Total long-term debt............  333,981     281,783       374,496       489,969       621,652       467,973       574,168
Redeemable preferred stock......   80,966     208,767       206,846       204,101       306,452       204,185       306,608
Total stockholders' equity(6)...  253,693      72,907       111,664       303,469       295,244       305,075       434,480

SEGMENT DATA:
Operating revenues:
  United States Newspaper
    Group....................... $157,397    $173,219    $  185,043    $  422,594    $  559,929    $  129,770    $  142,347
  International Newspaper
    Group.......................  388,333     418,766       384,558       386,243       405,038        96,986       111,546
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
Total operating revenues........ $545,730    $591,985    $  569,601    $  808,837    $  964,967    $  226,756    $  253,893
                                 ========    ========    ==========    ==========    ==========    ==========    ==========
Operating income:
  United States Newspaper
    Group....................... $  3,938    $ 11,778    $   18,069    $   39,566    $   32,156    $    7,139    $    3,242
  International Newspaper
    Group.......................   58,958      71,613        69,725        30,963        23,332         8,394         8,631
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
Total operating income.......... $ 62,896    $ 83,391    $   87,794    $   70,529    $   55,488    $   15,533    $   11,873
                                 ========    ========    ==========    ==========    ==========    ==========    ==========
EBITDA(7)
  United States Newspaper
    Group....................... $ 28,828    $ 38,386    $   43,582    $   76,576    $   77,382    $   16,861    $   13,641
  International Newspaper
    Group.......................   80,604      99,421        87,208        50,447        36,725        11,275        11,073
                                 --------    --------    ----------    ----------    ----------    ----------    ----------
Total EBITDA.................... $109,432    $137,807    $  130,790    $  127,023    $  114,107    $   28,136    $   24,714
                                 ========    ========    ==========    ==========    ==========    ==========    ==========

                                                                                                     THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                                MARCH 31,
                                   1991        1992         1993          1994          1995          1995          1996
                                 --------    --------     --------      --------      --------      --------      --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OTHER DATA:
Company (consolidated)
Number of paid daily newspapers
  (end of period)(8)............       82          82            96            98           113            98           112
Market value of Fairfax equity
  stake (end of period)(9)......                                       $  423,989    $  408,812                  $  437,380
Market value of Southam equity
  stake (end of period)(9)......                                          163,643       157,174                     173,552
Capital expenditures............ $ 61,058    $ 14,882    $    9,162    $   27,795    $   21,699    $    5,764    $    4,051
Acquisition expenditures(10)....   49,350      36,952        20,638       227,321        97,232            --         5,071


- ------------------

 (1) The financial data presented above is derived from the Consolidated Financial Statements of the Company.

 (2) The statement of operations data and other data include data for The Telegraph, DTH and Jerusalem Post for all periods presented, Chicago Sun-Times from the date of its acquisition by the Company on March 31, 1994 and Daily Southtown from the date of its acquisition by the Company on December 23, 1994.

 (3) Other income, net includes gain on the sale of Telegraph shares, gain on dilution of Fairfax interest, gain on the sale of marketable securities, issuance costs of subsidiaries' redeemable preferred stock and foreign currency gain (loss).

 (4) The balance sheet data include The Telegraph, DTH and Jerusalem Post for all periods presented, the Chicago Sun-Times as at September 30, 1994 and thereafter and Daily Southtown as at December 31, 1994 and thereafter. Long-term debt does not include intercompany indebtedness owed to Hollinger Inc., which amounted to $21.5 million at December 31, 1995 and $4.1 million at March 31, 1996.

 (5) Includes intangible assets, net of accumulated amortization, which amounted to $455,203,000 and $529,694,000 at December 31, 1994 and 1995 and
     $526,972,000 at March 31, 1996. Such assets consist of the value of acquired subscriber and advertiser lists, noncompetition agreements, archives and goodwill. The amortization periods for intangible assets range from three to 40 years.

 (6) See Consolidated Statements of Stockholders' Equity.

 (7) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, minority interest, equity in earnings of affiliates and certain other income items. Among the other income items excluded are gain on the sale of Telegraph shares, gain on the sale of marketable securities, gain on dilution of Fairfax and issue costs of subsidiaries' redeemable preferred stock of $70,353,000, $28,538,000, $80,592,000 and $11,968,000 for the years ended December 31, 1992, 1993,
     1994 and 1995, respectively. EBITDA is not intended to represent an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. The Company believes that EBITDA largely determines its ability to fund current operations and to service debt due to the significant number of acquisitions made by the Company which have resulted in non-cash charges for depreciation and amortization. These non-cash charges have adversely affected net earnings, but have not affected EBITDA.

 (8) Number of paid daily newspapers owned by the Company and its subsidiaries (excluding those newspapers published by Fairfax and Southam).

 (9) Represents The Telegraph's 24.8%, 24.6% and 24.7% interest (196,374,606 shares and convertible debentures) in Fairfax on December 31, 1994 and 1995 and March 31, 1996, respectively, and the combined 19.5% interest of The Telegraph and FDTH in Southam (14,790,000 shares) at each period end. See
     Note 3 to Supplemental Consolidated Financial Statements for information concerning investments in affiliates.


(10) Represents costs of acquiring newspapers and investments in newspaper companies. Such amounts do not include notes payable to former owners and deferred amounts due under noncompetition agreements with former owners. Such amounts do not include the cost of acquiring the Telegraph Minority Shares (approximately $463 million, including the special dividend and transaction costs) and the Power Shares (approximately $217 million, including transaction costs).

                             SUMMARY PRO FORMA DATA


                                                              YEAR ENDED                 THREE MONTHS ENDED
                                                          DECEMBER 31, 1995                MARCH 31, 1996
                                                      --------------------------     --------------------------
                                                      ACTUAL     PRO FORMA(1)(2)     ACTUAL     PRO FORMA(1)(2)
                                                      -------    ---------------     -------    ---------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating income...................................   $55,488       $  48,139        $11,873        $10,036
Interest expense...................................    43,189         106,614         12,564         25,346
Net earnings (loss)................................     6,202         (40,766)        (4,054)       (12,585)
Weighted average common shares outstanding.........    56,956          66,956         66,056         76,056



                                                                                 AS OF MARCH 31, 1996
                                                                                 --------------------
                                                                                     PRO FORMA(2)
                                                                                 --------------------
                                                                                     (DOLLARS IN
                                                                                      THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................................          $  139,265
Working capital (deficit)...................................................            (475,275)
Total assets(3).............................................................           2,281,899
Total debt (including intercompany indebtedness)............................           1,065,777
Redeemable preference shares of DTH and FDTH................................             227,083
Series A redeemable stock...................................................              79,525
Convertible Preferred Stock.................................................             145,000
Total stockholders' equity..................................................             673,980


- ------------------


(1) Pro forma statement of operations data gives effect, assuming such transactions occurred on January 1, 1995, to (i) the acquisition of the Telegraph Minority Shares, the acquisition by Publishing of newly issued Telegraph ordinary shares and the related financing; (ii) the acquisition of the Power Shares of Southam (approximately 21.5%) which were acquired by a Canadian subsidiary of Hollinger Inc., a company in which the Company will have the right to acquire a substantial equity interest, and the related financing; and (iii) the Offering and the PRIDES Offering. Does not include
    costs and expenses of approximately $         million associated with the
    acquisition of Telegraph Minority Shares and the acquisition of Power Shares of Southam. See Pro Forma Condensed Consolidated Financial Statements.



(2) Pro forma balance sheet data gives effect, assuming such transactions occurred on March 31, 1996, to (i) the acquisition of the Telegraph Minority Shares, the acquisition by Publishing of newly issued Telegraph shares and the related financing; and (ii) the acquisition of the Power Shares of Southam (approximately 21.5%) which were initially acquired by a Canadian subsidiary of Hollinger Inc., a company in which the Company will have the right to acquire a substantial equity interest, and related bank borrowings incurred by the Company to finance such acquisition; and (iii) the sale of 10,000,000 shares of Class A Common Stock offered by the Company hereby (at a price of $10.00 per share and after deducting estimated underwriting discounts and offering expenses) and the consummation of the PRIDES Offering and the application of the estimated net proceeds therefrom to acquire the Telegraph Minority Shares, to repay Telegraph bank indebtedness, and the balance for working capital. See Pro Forma Condensed Consolidated Financial Statements.



(3) Includes intangible assets, net of accumulated amortization, which amounted to $820,951,000 at March 31, 1996 on a pro forma basis assuming the transactions referred to in Note (3) had occurred at March 31, 1996. Such intangible assets consist of the value of acquired subscriber and advertiser lists, noncompetition agreements, archives and goodwill. The amortization periods for intangible assets range from three to 40 years.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully the following factors, in addition to the other information and financial data included or incorporated by reference in this Prospectus.

INTERNATIONAL HOLDING COMPANY STRUCTURE


     The Company is an international holding company and its assets consist solely of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations is dependent upon the availability of cash flows from its United States and foreign subsidiaries and affiliated companies (subject to applicable withholding taxes) through dividends, intercompany advances, management fees and other payments. Similarly, the Company's ability to pay dividends on the Class A Common Stock will be limited as a result of its dependence upon the distribution of earnings of its subsidiaries and affiliated companies. The Company's subsidiaries and affiliated companies are under no obligation to pay dividends and, in the case of Publishing, its principal United States subsidiaries and The Telegraph, are or will be subject to statutory restrictions and restrictions in debt agreements that may limit their ability to pay dividends. See "Restrictions in Debt Agreements" below. Substantially all of the shares of the subsidiaries of the Company have been pledged, or will be pledged pursuant to the Scheme and related financing and the Southam Facility to lenders of the Company. The portion of the Company's indirect interest in Southam held through HTH (18.9%), a subsidiary of the Company, has been pledged to lenders of Hollinger Inc. The Company's right to participate in the distribution of assets of any subsidiary or affiliated company upon its liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company.


GROWTH STRATEGY

     The Company's strategy is to achieve growth through acquisitions and improvements in the cash flow and profitability of its newspapers, principally through cost reductions. The Company's growth strategy presents risks inherent in assessing the value, strengths and weaknesses of acquisition opportunities, in evaluating the costs of new growth opportunities at existing operations and in managing the numerous publications it has acquired and improving their operating efficiency. While the Company believes that there are significant numbers of potential acquisition candidates, the Company is unable to predict the number or timing of future acquisition opportunities or whether any such opportunities will meet the Company's acquisition criteria or, if such acquisitions occur, whether the Company will be able to achieve improved operating efficiencies or enhanced profitability. While the Company continues to evaluate the feasibility of increasing its equity interests in Fairfax and further increasing its equity interest in Southam, there can be no assurance that the Company will be successful in any such efforts or that any increase in its investments will have a positive effect on the Company's consolidated results of operations. In addition, there can be no assurance that the Company's planned purchase of the Telegraph Minority Shares or the recent acquisition of the Power Shares will have a positive effect on the Company's consolidated results of operations. Accordingly, there can be no assurance that the Company will continue to experience the rate of growth that it has had in the past. In addition, the Company's acquisition strategy is largely dependent on the Company's ability to obtain additional debt or other financing on acceptable terms. See "Restrictions in Debt Agreements", "Other Restrictive Arrangements" and "Substantial Leverage" below.

RESTRICTIONS IN DEBT AGREEMENTS

     The instruments governing the terms of the principal indebtedness and redeemable preferred stock of the Company and its principal subsidiaries contain various covenants, events of default and other provisions that could limit the flexibility of the Company. Such provisions include requirements to maintain compliance with certain financial ratios, limitations on the ability of the Company and certain of its subsidiaries to make acquisitions or investments without the consent of the lenders and limitations on the ability of the Company's principal subsidiaries to incur indebtedness, make dividend and other payments to the Company and take certain other actions. In addition, such indebtedness is secured by, among other things, pledges of the stock of the Company's principal subsidiaries. See "Description of Certain Indebtedness and Other Obligations."



     The amount available for the payment of dividends by the Company at any time is a function of (i) restrictions in agreements binding the Company limiting its ability to pay dividends and (ii) restrictions in agreements binding the Company's subsidiaries limiting their ability to pay dividends to the Company. The Company is not a party to a debt agreement that restricts the payment of dividends. However, certain agreements binding Publishing and other subsidiaries of the Company contain restrictive provisions. As of March 31, 1996, after giving effect to the adjustments set forth under "Capitalization," the total amount of funds that would be unrestricted as to payment of dividends, management fees and other payments by Publishing under its debt instruments would have been, under the more restrictive provisions, approximately $26 million, if the Offering and the PRIDES Offering are completed. The foregoing calculation is based on the sum of the following for the period January 1, 1996 to March 31, 1996: (i) 50% of the sum of (x) consolidated net income of Publishing and its restricted subsidiaries (principally its United States subsidiaries), or if it is a loss, 100% of such loss, and (y) amortization expense of Publishing and such subsidiaries; (ii) 50% of the cash dividends received by Publishing and its restricted subsidiaries from any unrestricted subsidiaries, including The Telegraph; and (iii) $25 million. In addition, the amount available for dividends is permitted to be increased, among other provisions, by the amount of net cash proceeds from capital contributions made to Publishing. See "Description of Indebtedness and Other Obligations." In addition, the Company's subsidiaries, American Publishing (1991) Inc. and FDTH, are parties to agreements that limit their respective abilities to pay dividends to the Company.


OTHER RESTRICTIVE ARRANGEMENTS

     The Company's equity interests in The Telegraph, Southam and Fairfax are held through intermediate English holding companies, DTH and FDTH, whose only significant long-term assets are their direct or indirect interests in The Telegraph, Southam and Fairfax. DTH and FDTH have outstanding preference shares held by persons other than the Company and its affiliates (the "DTH Preference Shares," the "FDTH Preference Shares," and, collectively, the "DTH and FDTH Preference Shares") with an aggregate redemption amount of $227.1 million (as of March 31, 1996) and which require the payment of quarterly dividends with a current effective dividend cost of 5.5% per annum (after giving effect to certain interest rate and currency exchange agreements). After giving effect to the transaction described below, as of such date, approximately 30% of the issued and outstanding FDTH Preference Shares are held by unrelated parties and the remaining 70% of such preference shares are held by Argsub (as defined below). In addition, DTH owns all 165,000,000 non-cumulative redeemable preference shares of L1 per share issued by FDTH and 23,801,420 non-cumulative redeemable preference shares of Cdn.$1 per share issued by FDTH which were transferred by Hollinger Inc. to DTH pursuant to the HTH/FDTH Share Exchange Agreement dated July 19, 1995 (the "HTH/FDTH Share Exchange Agreement"). All of the outstanding DTH Preference Shares are held by unrelated parties.


     On December 29, 1995, DTH transferred all outstanding FDTH Preference Shares which it then held (with an aggregate redemption amount of Cdn.$140 million ($102.8 million)) to a wholly owned English subsidiary ("Argsub") of Argus Corporation Limited ("Argus"), a Canadian corporation all the voting stock of which is indirectly owned or controlled by Mr. Black, in exchange for newly issued preference shares (with an aggregate redemption amount of Cdn.$140 million ($102.8 million)) of such English subsidiary. Such preference shares have terms substantially identical to those of the FDTH Preference Shares and constitute the entire issued and outstanding preference share capital of such subsidiary. The transaction was structured to eliminate economic gain or loss to Argus and Argsub on the preference shares. Argus owns directly and indirectly approximately 31.3% of the common shares of Hollinger Inc.


     The DTH Preference Shares are redeemable at the option of the holder at any time on four days' notice at a redemption price discounted in accordance with an agreed formula, and the FDTH Preference Shares and the DTH Preference Shares are redeemable by the issuer or the holders on the fifth anniversary of their issuance (May or June 1997, respectively), each five year anniversary thereafter and at other prescribed times and in prescribed circumstances, including where the consolidated debt of Hollinger Inc. is more than two times its consolidated equity (the "Debt to Equity Ratio"). The Debt to Equity Ratio is affected by, among other things, Hollinger Inc.'s consolidated results of operations, as well as changes in the levels of consolidated debt of Hollinger Inc. and its subsidiaries, including the Company. Accordingly, there can be no assurance that Hollinger Inc. will be in compliance with the Debt to Equity Ratio as of any future date. The Company has been informed by Hollinger Inc. that, based on preliminary calculations as of June 30, 1996, Hollinger Inc. believes that it is in compliance with the Debt to Equity Ratio at June 30, 1996. Final calculations will be made when the interim consolidated financial statements of Hollinger Inc. become available. However, in light of the contemplated additional debt financing to be incurred in connection with the acquisition of the Telegraph Minority Shares, Hollinger Inc. has indicated that it will not be in compliance with the Debt to Equity Ratio as of September 30, 1996. Accordingly, there can be no assurance that holders of the DTH or FDTH Preference Shares will not exercise their retraction rights against DTH or FDTH or Hollinger Inc. pursuant to contractual arrangements with the holders under which Hollinger Inc. has agreed to purchase the DTH and FDTH Preference Shares. In the event Hollinger Inc. is required to purchase any DTH and FDTH Preference Shares under these circumstances, Hollinger Inc. shall have the right, following written notice, to require the Company to purchase such shares at the then retraction price. The aggregate amount of any such payments by the Company to Hollinger Inc. (other than in respect of shares held by Argsub) would be a maximum of approximately $125.6 million. See "Description of Certain Indebtedness and Other Obligations."


     Hollinger Inc. has indemnified the holders of the DTH and FDTH Preference Shares and agreed to purchase these preference shares if DTH or FDTH fails to pay the full amount of dividends or redemption prices on such shares and in certain other events. The Company has entered into an agreement to compensate Hollinger Inc. for any payments made by Hollinger Inc. to holders of the DTH and FDTH Preference Shares and to purchase any DTH and FDTH Preference Shares which Hollinger Inc. is required to purchase in accordance with the terms thereof. The timing of any such payments by the Company to Hollinger Inc. will be determined by Hollinger Inc. See "Description of Certain Indebtedness and Other Obligations."


     Substantially all of the Company's indirect 19.5% equity interest in Southam is held through HTH (18.9%), a Canadian corporation which is jointly owned by FDTH and The Telegraph. The balance of the Company's indirect interest in Southam is owned directly by FDTH (0.3%) and The Telegraph (0.3%). A subsidiary of Hollinger Inc. holds the 21.5% equity interest in Southam formerly held by Power. The shares representing FDTH's one-half interest in HTH are subject to a pledge securing certain Hollinger Inc. debentures in the principal amount of Cdn.$125 million due November 1, 1998 (the "Southam-Linked Debentures"). In the event Hollinger Inc. does not deliver clear legal title to such HTH shares on or prior to April 1, 1999, or upon demand by FDTH, approximately one-half of the Company's indirect equity interest in Southam would be subject to the rights of the holders of the Southam-Linked Debentures.


SUBSTANTIAL LEVERAGE


     The Company and its subsidiaries have substantial leverage and have substantial debt service obligations, as well as obligations under the Series A Preferred Stock of the Company (which is convertible into shares of Class A Common Stock) and redeemable preferred shares of its subsidiaries. Following consummation of the Offering and the concurrent PRIDES Offering, the Company will continue to be substantially leveraged and have substantial debt service obligations. The instruments governing the terms of the principal indebtedness and redeemable preferred stock of the Company and its principal United States and foreign subsidiaries contain various covenants, events of default and other provisions that could limit the financial flexibility of the Company, including the payment of dividends with respect to outstanding Common Stock and Preferred Stock and the implementation of its growth strategy.



     Since 1986 the Company, principally through its subsidiaries, has incurred substantial indebtedness principally to fund its newspaper acquisitions and capital expenditures. At March 31, 1996, after giving effect to the Offering and the concurrent PRIDES Offering, the Company's consolidated adjusted total debt, redeemable preferred stock and stockholders' equity would have been $1,065.8 million, $306.6 million and $674.0 million, respectively, and total debt and redeemable preferred stock would represent approximately 67.1% of its total capitalization. Of the Company's consolidated adjusted total debt, $659.0 million is due within one year or less of March 31, 1996. See "Capitalization."

     In addition to the PRIDES Offering and after the completion of this Offering, the Company may, through a subsidiary or an affiliate, issue high yield debt securities or other debt or equity securities, possibly including a security which would allow the Company to monetize its interest in Fairfax. The Company anticipates that it would apply the net proceeds from any such offering for one or more of the following: (i) the repayment of outstanding amounts under the Southam Facility, the FDTH Credit Facility and the Amended Publishing Credit Facility (or any extension or refinancing of any of the foregoing), (ii) the redemption of the DTH and FDTH Preference Shares, and (iii) other corporate purposes, including capital expenditures and acquisitions.


     The substantial leveraged position of the Company could make it vulnerable to a downturn in the operating performance of its business or a downturn in economic conditions and could have the following consequences: (i) the Company's ability to obtain additional debt financing on attractive terms for corporate or other purposes, including the financing of future acquisitions, may be limited;
(ii) the funds available to the Company for its operations and for dividends on its Common Stock may be reduced as a result of the use of an increased portion of available cash flow to pay debt service; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates; and (iv) such indebtedness and outstanding redeemable preferred stock contain financial and restrictive covenants (including certain change of control provisions related to Hollinger Inc.'s control of the Company), the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Restrictions in Debt Agreements" and "Other Restrictive Arrangements" above and "Description of Certain Indebtedness and Other Obligations."

     On February 7, 1996, Publishing completed a public offering of $250 million principal amount of 9 1/4% senior subordinated notes due February 1, 2006 (the "Notes") priced at par (the "Notes Offering"). Payment of the principal of, premium, if any, and interest on the Notes is guaranteed by the Company on an unsecured senior subordinated basis. Concurrently with the Notes Offering, Publishing entered into a credit agreement with two banks (the "Publishing Credit Facility"). See "Description of Certain Indebtedness and Other Obligations."


     In May 1996, Publishing entered into an amended and restated credit agreement (the "Amended Publishing Credit Facility") with a certain lender, which consists of a secured, non-amortizing revolving credit facility with a maximum of $125 million of available credit. Subsequently, the lender has agreed to amend the agreement to provide for a maximum of $150 million of available credit, of which $140 million is expected to be used to finance Publishing's acquisition of newly-issued Telegraph ordinary shares. The Telegraph will apply the proceeds of this issuance to repay a portion of its outstanding bank indebtedness. Also in May 1996, FDTH entered into a credit agreement (the "FDTH Credit Facility") with certain lenders, which consists of a secured, non-amortizing revolving credit facility with a maximum of L250 million ($387.4 million) of available credit to be used to finance FDTH's acquisition of a portion of the Telegraph Minority Shares pursuant to the Scheme and to repay Telegraph bank indebtedness. After giving effect to this Offering and the PRIDES Offering and the application of the estimated net proceeds therefrom, the Company expects to borrow approximately $277 million under this facility for such purposes and to have L15 million ($23 million) available for working capital purposes of The Telegraph.



     In addition, Publishing Holdings and the Company entered into a securities purchase agreement (the "Publishing Holdings Note Facility") with a purchaser which relates to $100 million aggregate principal amount of Publishing Holdings Senior Secured Increasing Rate Exchangeable Notes (the "Publishing Holdings Notes"). However, so long as the Company raises at least $100 million of proceeds in the Offering or the PRIDES Offering prior to the consummation of the Scheme, the Publishing Holdings Note Facility will be terminated and the Publishing Holdings Notes will not be issued. In the event that any Publishing Holdings Notes are issued (and not refinanced with the proceeds of the Offering or the PRIDES Offering), the proceeds of such issuance would be loaned to FDTH to finance the acquisition by FDTH of a portion of the Telegraph Minority Shares.

     The Company also entered into the Southam Facility with a Canadian bank in May 1996, which consists of a secured, non-amortizing credit facility guaranteed by Hollinger Inc. and three of its subsidiaries in the amount of Cdn.$300 million and which was used for the purchase of the Power Shares of Southam and is secured by such shares. See "Description of Certain Indebtedness and Other Obligations."

CONTROL BY HOLLINGER INC. AND DISPROPORTIONATE VOTING RIGHTS


     Hollinger Inc. owns 33,610,754 Shares of the Class A Common Stock and all of the outstanding shares of the Class B Common Stock, constituting approximately 66.5% of the combined equity interest in the Company and approximately 88.2% of the combined voting power of the Common Stock (without giving effect to any conversion of Series A Preferred Stock into shares of Class A Common Stock). Hollinger Inc. is effectively controlled by Mr. Black, Chairman of the Board and Chief Executive Officer of Hollinger Inc. and the Company, through his direct and indirect ownership and control of Hollinger Inc.'s securities. Upon consummation of the Offering, Hollinger Inc. will own shares of Common Stock representing approximately 58.5% of the combined equity interest and approximately 84.2% of the combined voting power (without giving effect to the issuance of shares of Class A Common Stock upon conversion of Series A Preferred Stock or in connection with the PRIDES) of the outstanding Common Stock (57.5% and 83.6%, respectively, if the Underwriters' over-allotment options are exercised in full), and 49.6% and 78.8%, respectively, upon the issuance of up to approximately 15,000,000 shares of Class A Common Stock in connection with the PRIDES. As a result, Hollinger Inc. is in a position to control the outcome of substantially all actions requiring stockholder approval, including the election of the entire Board of Directors. The retention by Hollinger Inc. of securities representing more than 50% of the voting power of the Company's outstanding Common Stock will preclude any acquisition of control of the Company not favored by Hollinger Inc. Subject to the fiduciary responsibilities of the directors of the Company to all stockholders and the terms of agreements defining the ongoing relationships between Hollinger Inc. and the Company, Hollinger Inc., through its ability to control the outcome of any election of directors, will continue to be able to direct management policy, strategic direction and financial decisions of the Company. Mr. Black has advised the Company that Hollinger Inc. does not presently intend to reduce its voting power in the Company's outstanding Common Stock to less than 50%. Furthermore, Mr. Black has advised the Company that he does not presently intend to reduce his voting control over Hollinger Inc. such that a third party would be able to exercise effective control over it.


     Hollinger Inc. may sell or transfer shares of Class B Common Stock, and thus potentially voting control of the Company, to an unaffiliated third person provided such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by Hollinger Inc. for the Class B Common Stock. Hollinger Inc. has pledged all shares of Common Stock and Series A Preferred Stock owned by it to Canadian chartered banks as collateral for outstanding indebtedness of Hollinger Inc. and the Southam Facility. A default under such indebtedness could result in a change of control of the Company. See "Description of Capital Stock."

NEWSPAPER INDUSTRY COMPETITION

     Revenues in the newspaper industry are dependent primarily upon advertising revenues and paid circulation. Competition for advertising and circulation revenue comes from local and regional newspapers, radio, broadcast and cable television, direct mail, and other communications and advertising media that operate in the Company's markets. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives in those markets. Some of the Company's competitors are larger and have greater financial resources than the Company. For example, in the Chicago metropolitan area, the Chicago Sun-Times competes with a large established metropolitan daily and Sunday newspaper that is the fifth largest metropolitan daily and Sunday newspaper in the United States. In the United Kingdom, The Daily Telegraph competes with other national newspapers, principally The Times, which over the past two years substantially reduced its cover price in an effort to increase its circulation. This strategy led The Daily Telegraph to reduce its weekday cover prices in June 1994 in order to maintain its circulation levels, although its circulation revenues were adversely affected. In July 1995 and

November 1995 The Daily Telegraph, following the lead of its principal competitor, increased its weekday cover price by a total of 10p per copy, or 33%, with limited effect on circulation levels to date. In June 1996, The Times reduced its cover price to 10p on Mondays only, as part of its "summer sport promotion." To promote its "summer of sport," The Daily Telegraph launched a 12-week voucher promotion beginning Saturday, June 8 enabling readers to redeem vouchers to purchase The Daily Telegraph on Mondays for 10p.


CYCLICALITY OF REVENUES

     Advertising and, to a lesser extent, circulation revenues of the Company, as well as those of the newspaper industry in general, are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenues have corresponded with economic recoveries while decreases, as well as changes in the mix of advertising, have corresponded with general economic downturns and regional and local economic recessions. The Company believes, however, that the geographic diversity of its global operations may mitigate, to some degree, the effects of an economic downturn in any particular market served by the Company.

NEWSPRINT COSTS


     Newsprint represents the single largest raw material expense of the Company's newspapers throughout the world and is one of its most significant operating costs. Newsprint costs increased approximately 40% per metric ton in 1995 on an industry-wide basis, and the average cost per metric ton of newsprint was substantially higher in the first half of 1996 than in the first half of 1995. While the major newsprint producers recently rescinded their previous planned price increase, any future increases could have an adverse effect on the Company's results of operations. Although the Company has implemented measures in an attempt to offset the rise in newsprint prices, such as reducing page width and managing its return policy, such increases have had an adverse effect on the Company's results of operations. The Company has no effective ability to use long term fixed price newsprint supply contracts to hedge its exposure to price fluctuations.


FOREIGN OPERATIONS AND CURRENCY EXCHANGE RATES

     Operations outside of the United States accounted for approximately 42% of the Company's operating revenues and approximately 42% of the Company's operating income for the year ended December 31, 1995 and approximately 43.9% of operating revenues and approximately 72.7% of operating income for the three months ended March 31, 1996. In addition, equity in earnings of affiliates (principally Fairfax and Southam) are in foreign currencies. In general, the Company does not hedge against foreign currency exchange rate risks. As a result, the Company may experience economic loss and a negative impact on earnings with respect to its investments and on dividends from its foreign subsidiaries, solely as a result of currency exchange rate fluctuations.

DIVIDEND POLICY


     The Company has paid quarterly dividends on its Common Stock since the third quarter of 1994. The quarterly dividend was previously $0.025 per share of Common Stock and was increased to $0.10 per share of Common Stock in the first quarter of 1996. As an international holding company, the Company's ability to declare and pay dividends in the future with respect to its Common Stock will be dependent, among other factors, upon its results of operations, financial condition and cash requirements, the ability of its United States and foreign subsidiaries (principally The Telegraph) to pay dividends and make other payments to the Company under applicable law and subject to restrictions contained in existing and future loan agreements, the prior payment of dividends to holders of PRIDES and Series A Preferred Stock, the preference share terms and other financing obligations to third parties relating to such United States or foreign subsidiaries or the Company, as well as foreign and United States tax liabilities with respect to dividends and other payments from those entities. See "International Holding Company Structure," "Restrictions in Debt Agreements" and "Other Restrictive Agreements" above and "Market Prices and Dividend Policy."

LIMITATIONS ON CONTROL OF THE TELEGRAPH, SOUTHAM AND FAIRFAX

     Telegraph. Hollinger Inc. is also a party to a Co-operation Agreement with The Telegraph which restricts members of the Hollinger Inc. group (other than The Telegraph and its subsidiaries), from engaging in media businesses in the European Community, Australia or New Zealand, except through their holding of shares in The Telegraph, without The Telegraph's prior consent. In addition, The Telegraph and its subsidiaries are not permitted to engage in media businesses in North America, the Caribbean and Israel without Hollinger Inc.'s prior consent. Hollinger Inc. has also undertaken in the Co-operation Agreement to refrain from exercising any voting rights under its control in The Telegraph on any proposal to change the corporate governance provisions of the Articles of Association. This agreement may be rescinded or modified if agreed to by the Company's and The Telegraph's Board of Directors.


     Southam Joint Venture. The terms of the joint venture between The Telegraph and Hollinger Inc. (to which the Company is bound) relating to the joint investment of FDTH and The Telegraph in Southam through HTH, a Canadian holding company owned equally by the Company and The Telegraph, restrict each party's ability to deal both with the underlying shares of Southam held by HTH and with their own interests in HTH. The parties may pledge their interests in HTH to secure financing, so long as the lender agrees to be bound by the terms of the joint venture agreement. FDTH's 50% interest in HTH has been pledged to secure the Southam-Linked Debentures and The Telegraph's 50% interest in HTH has been pledged under the FDTH Credit Facility.


     Southam. Southam is a constrained share corporation under the Canada Business Corporations Act. The general effects of its constrained share status are to restrict the holding or ownership of its shares by non-Canadians, either individually or in the aggregate, within limits set from time to time by the Board of Directors (which is currently set at 25%); to prevent the issue or transfer of its shares in circumstances where these limits would be exceeded; and to limit the voting rights attached to its shares in circumstances where these limits are exceeded. Because 18.9% of the Company's indirect 19.5% interest in Southam is held by HTH, a Canadian corporation which is controlled directly or indirectly by Hollinger Inc., a Canadian corporation, and a wholly owned Canadian subsidiary of Hollinger Inc. currently holds a 21.5% interest, Southam's constrained share provisions should not restrict the Company's or Hollinger Inc.'s investment in Southam.

     Hollinger Inc. and Southam entered into an agreement in January 1993 that provides, among other things, that: (i) a majority of directors on the board of directors of Southam and each board committee must be independent of Hollinger Inc. and Southam's management; (ii) Hollinger Inc. is entitled to representation on the Southam board of directors proportionate to its shareholding and (iii) independent director and, in certain cases, shareholder approvals are required for major transactions between Hollinger Inc. and Southam. This agreement remains in effect as long as Hollinger Inc. owns at least 15% of the then outstanding common shares in the capital of Southam and ceases to have effect if Hollinger Inc. becomes the majority shareholder of Southam and could be modified or cancelled by mutual agreement between Hollinger Inc. and the Board of Directors of Southam. Following a request by Hollinger Inc., Southam has scheduled a special shareholders meeting for July 22, 1996 to consider the election of five new directors proposed by Hollinger Inc. to replace five of the existing directors of Southam.

     Fairfax. The Telegraph is the single largest shareholder of Fairfax, a publicly owned company, but its ownership is currently limited under Australian law to 25% of Fairfax's issued capital. While The Telegraph has no contractual entitlement to board representation, it is closely involved in the management of Fairfax and is able to exert significant influence over the financial and operating policy decisions of Fairfax.

POTENTIAL CONFLICTS OF INTEREST

     The Company and Hollinger Inc. have entered into agreements for the purpose of defining their ongoing relationships, including a Services Agreement (to which Publishing is also a party) and a Business Opportunities Agreement. These agreements were developed in the context of a parent-subsidiary relationship and, therefore, were not the result of arms-length negotiations between independent parties. See "Certain Relationships."

     Services Agreement. The Services Agreement governs the provision by Hollinger Inc. of certain advisory, consultative, procurement and administrative services to the Company. The Services Agreement also contemplates that the Company may provide services to Hollinger Inc. The services to be provided pursuant to the Services Agreement include, among other things, strategic advice and planning and financial services (including advice and assistance with respect to acquisitions); assistance in operational matters; participation in group insurance programs; and guarantees of indebtedness of the Company or other forms of credit enhancements. The party receiving the services will reimburse the party rendering the services for its allocable costs in providing those services, as determined by the provider thereof or, in the case of a guarantee, for an amount equal to the cost to the party of obtaining a bank letter of credit in the amount of such guarantee. The party allocating its costs will consider the salaries or other compensation payable to directors, officers and employees actually providing services, out-of-pocket costs, the cost of obtaining substantially equivalent services from a third party and other factors as may be deemed appropriate. The Services Agreement will be in effect for so long as Hollinger Inc. holds at least 50% of the voting power of the Company, subject to termination by either party under certain specified circumstances. Payments made pursuant to the Services Agreement are subject to the review and approval of the Audit Committee of the Board of Directors of the Company.

     In addition, Hollinger Inc. and The Telegraph are parties to a separate services agreement under which The Telegraph bears two-thirds of the cost of the office of the Chairman incurred by Hollinger Inc. as long as Mr. Black remains Chairman of the Board of The Telegraph, and requires that other services will be provided at cost, including the arrangement of insurance, assistance in the arrangement of financing and assistance and advice on acquisitions, dispositions and joint venture arrangements. The Company anticipates that the total amount to be received by Hollinger Inc. under the Services Agreement and The Telegraph services agreement will increase from approximately $5 million in 1995 to approximately $8.4 million in 1996. See "Certain Relationships." Hollinger Inc. has assigned its rights and obligations under The Telegraph services agreement to the Company and Publishing on May 9, 1996 with the consent of The Telegraph.

     Business Opportunities. The Business Opportunities Agreement provides that the Company will be Hollinger Inc.'s principal vehicle for engaging in and effecting acquisitions in newspaper businesses and in related media businesses in the United States, Israel and, through The Telegraph, the Telegraph Territory. Hollinger Inc. has reserved to itself the ability to pursue newspaper and all media acquisition opportunities outside the United States, Israel and the Telegraph Territory, and media acquisition opportunities unrelated to the newspaper business in the United States, Israel and the Telegraph Territory, except that the Company is permitted to increase its indirect investment in Southam. The Business Opportunities Agreement does not restrict newspaper companies in which Hollinger Inc. has a minority investment from acquiring newspaper or media businesses in the United States, Israel or the Telegraph Territory, nor does it restrict subsidiaries of Hollinger Inc. from acquiring up to 20% interests in publicly held newspaper businesses in the United States. The Business Opportunities Agreement will be in effect for so long as Hollinger Inc. holds at least 50% of the voting power of the Company, subject to termination by either party under specified circumstances.

     Continuing Agreements Relating to the Reorganization. In connection with the Company's October 1995 Reorganization, Hollinger Inc. and the Company entered into the Share Exchange Agreement (the "Share Exchange Agreement"). Under the Share Exchange Agreement, Hollinger Inc. and the Company have agreed that if the Company proposes to effect a public offering of its equity or equity-linked securities for cash, or to issue equity-linked securities in any acquisition by the Company of the stock or assets of an unrelated corporation or entity, at any time during the 24 months following the closing date of such agreement, the Company's efforts to raise capital through such offering shall have priority over any proposal by Hollinger Inc. to effect a public offering or sale of the Company's equity securities by Hollinger Inc., unless a majority of the disinterested members of an Independent Committee of the Company's Board of Directors shall otherwise agree. For these purposes, an "Independent Committee" means a committee of the Company's Board the majority of the members of which are not employees or directors of Hollinger Inc. or employees of the Company, or another committee of the Company's Board whose membership satisfies any more restrictive requirements of independence of any securities exchange or market in which the Company's equity securities are traded or listed. If during such period Hollinger Inc. proposes to sell or otherwise dispose of any shares of

Series A Preferred Stock (other than certain transfers to Hollinger Inc. subsidiaries or affiliates and pledges) or to offer or sell publicly any shares of Class A Common Stock held by it or its affiliates, it shall first consult with the Independent Committee so as not to interfere with any planned capital market activities of the Company to be undertaken within this period.

     The Share Exchange Agreement includes a covenant by Hollinger Inc. to limit the exercise of its redemption rights as a holder of shares of Series A Preferred Stock to a number of shares proportionate to the number of HTH shares or Southam common shares that at the time of such exercise have been delivered to FDTH free and clear of encumbrances. The Company also agreed that so long as any of the HTH shares are subject to the pledge under the Southam-Linked Debentures, the Company will use reasonable commercial efforts not to take any action, without the consent of Hollinger Inc., which itself would constitute an event of default by Hollinger Inc. under the trust indenture relating to the Southam-Linked Documents. Hollinger Inc. has agreed to deliver to FDTH legal title to the HTH shares free and clear of pledges, liens or encumbrances other than certain permitted encumbrances.

     Under the agreement between the Company and Hollinger Inc. with respect to the DTH and FDTH Preference Shares (the "DTH/FDTH Preference Share Agreement"), the Company has agreed to compensate Hollinger Inc. for any payments made by Hollinger Inc. to holders of the DTH and FDTH Preference Shares and to purchase any DTH and FDTH Preference Shares which Hollinger Inc. is required to purchase in accordance with the terms thereof. The timing of any such payments by the Company to Hollinger Inc. will be determined by Hollinger Inc. See "Description of Certain Indebtedness and Other Obligations."

     Registration Rights Agreements. In connection with the Reorganization, Hollinger Inc. entered into a letter agreement dated October 13, 1995 with a Canadian bank as amended on May 24, 1996 in connection with the Southam Facility, pursuant to which Hollinger Inc. has agreed that, in the event that Hollinger Inc. or the Company is in default under any present or future indebtedness and the bank intends to effect foreclosure upon such securities or to exercise its power of sale rights under any applicable security documents, Hollinger Inc. will, at the written request of the bank, use its reasonable best efforts to cause the Company to effect the registration under the Securities Act of all or part of such securities and the shares of Class A Common Stock into which certain of such securities are convertible (but not less than 5,000,000 shares of Class A Common Stock), unless certain exemptions from the registration provisions of the Securities Act are applicable. Hollinger Inc. has further agreed to pay all registration expenses (other than any underwriting discounts or commissions) in connection with such a registration. Hollinger Inc.'s undertakings in such letter agreement are subject to Hollinger Inc.'s obligations under the Share Exchange Agreement (including those described above) and were modified by a subsequent registration rights agreement described below.

     Hollinger Inc. and certain of its subsidiaries entered into a registration rights agreement with certain Canadian lenders as of February 29, 1996, as amended on May 24, 1996 in connection with the Southam Facility. The agreement provides that Hollinger Inc. will use its reasonable best efforts to cause the Company to, and the Company agrees to, effect a "shelf registration" under the Securities Act of the shares of Class A Common Stock pledged under credit facilities with such banks at the earliest possible date, but, in any case, not later than May 29, 1996. In connection with such registration, Hollinger Inc. will pay all registration expenses (other than any underwriting discounts or commissions), and all other selling expenses incurred by the lenders will be borne by Hollinger Inc. and the Company. In accordance with the registration rights agreement, a shelf registration statement was filed with the Securities and Exchange Commission on May 29, 1996, but has not yet been declared effective. The registration rights agreement also provides that with respect to the shares of Class B Common Stock and the Series A Preferred Stock the registration rights undertaking by Hollinger Inc. pursuant to the letter agreement described above shall remain in full force and effect.

     As indicated above, the registration rights agreements described above were amended on May 24, 1996 in connection with the Southam Facility. In addition to any changes to the registration rights agreements reflected above, the principal effects of the May 24, 1996 amendment were (i) to make the Company a party to each of the registration rights agreements, (ii) to provide that the registration undertakings set forth in the registration rights agreements apply to any default under any indebtedness of Hollinger Inc. or the Company to the Canadian bank and the Canadian lenders secured by a pledge of the Company's securities, including the Southam Facility, (iii) to reflect that 7,539,028 shares of Class A Common Stock and the 14,990,000 shares of Class B Common Stock held by Hollinger Inc. were pledged to the lenders in connection with the Southam Facility and (iv) to require that the shelf registration statement filed with the Commission on May 29, 1996 be amended within 60 days of May 24, 1996 to reflect that such registration statement extends to the 7,539,028 shares of Class A Common Stock pledged to the lenders in connection with the Southam Facility.

SHARES ELIGIBLE FOR FUTURE SALE

     The shares of Class A Common Stock owned by Hollinger Inc., the shares of Class A Common Stock into which Hollinger Inc.'s Class B Common Stock are convertible, and the shares of Class A Common Stock into which the Series A Preferred Stock owned by Hollinger Inc. are convertible, will qualify for sale by Hollinger Inc. in distributions registered under the Securities Act, or in transactions exempt from registration thereunder, subject to Hollinger Inc.'s agreement with the representatives of the Underwriters not to offer, sell, contract to sell or otherwise dispose of such shares (or securities convertible into or exchangeable or exercisable for such shares) for 90 days after the date of this Prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Underwriting." In addition, shares of Class A Common Stock will be issued in connection with the PRIDES and the Company may finance a portion of the cost of future newspaper acquisitions through additional issuances of Class A Common Stock or other equity securities. The Company also has granted stock options to executives and key employees of the Company to purchase shares of Class A Common Stock. Sales of substantial amounts of Class A Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

ISSUANCE OF PREFERRED STOCK


     The Company is authorized to issue 20,000,000 shares of Preferred Stock, in one or more series, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series. In connection with the Reorganization, 739,500 shares of Series A Preferred Stock were issued to Hollinger Inc. Such shares are non-voting, are redeemable by the Company or the holder under certain circumstances and are convertible into Class A Common Stock by the holder at an initial conversion price of the Canadian dollar equivalent of $14 per share. In the PRIDES Offering, the Company plans to issue up to 7,500,000 shares of Convertible Preferred Stock (up to 8,625,000 shares if the underwriters' over-allotment option is exercised in full). See "Description of PRIDES Offering." In general, the effects of the issuance of any other series of preferred stock upon the rights of holders of Class A Common Stock may include, among other things, restricting dividends on the Class A Common Stock, diluting the voting power of the Class A Common Stock or impairing liquidation rights of such shares without further action by holders of Class A Common Stock. See "Description of Capital Stock."

                                  THE COMPANY

OVERVIEW

     The Company, through subsidiaries and affiliated companies, is a leading publisher of English-language newspapers in the United States, the United Kingdom, Australia, Canada and Israel. Included among the 131 paid daily newspapers which the Company owns or has an interest in are the Chicago Sun-Times and The Daily Telegraph. These 131 newspapers have a world-wide daily combined circulation of approximately 4,300,000 (including 2,100,000 attributable to the publications in which the Company has a minority equity interest). In addition, the Company owns or has an interest in 379 non-daily newspapers as well as magazines and other publications. The Company's strategy is to achieve growth through acquisitions and improvements in the cash flow and profitability of its newspapers, principally through cost reductions. Since the Company's formation in 1986, the existing senior management team has acquired over 410 newspapers and related publications (net of dispositions) in the United States, The Telegraph in the United Kingdom and Jerusalem Post in Israel, and has made significant investments in newspapers in Australia and Canada. Over this period, the Company has achieved substantial growth in revenues to $965.0 million in 1995 and realized significant improvements in operating efficiencies at its newspapers.

     The operations of the Company consist of its United States Newspaper Group and its International Newspaper Group, which accounted for 58.0% and 42.0%, respectively, of the Company's total operating revenues of $965.0 million for the year ended December 31, 1995 and for 56.1% and 43.9%, respectively, of the Company's total operating revenues of $253.9 million for the three months ended March 31, 1996. The Company also owns equity investments in newspaper publishing companies in Australia and Canada which contributed approximately $16.4 million to the Company's earnings before taxes in 1995 and approximately $3.4 million in the first three months of 1996.

     See "Recent Developments" for information concerning the pending proposal of the Company to acquire the ordinary shares of The Telegraph not presently controlled by the Company, the recent acquisition of additional common shares of Southam, recent United States newspaper acquisitions and other developments.


     UNITED STATES NEWSPAPER GROUP. The Company is the largest newspaper publishing group in the United States, as measured by paid daily newspapers owned and operated, and one of the twelve largest in terms of daily circulation. The Company's United States operations consist of its Chicago Group, led by the Chicago Sun-Times, the eighth largest circulation metropolitan daily newspaper in the United States, and its Community Newspaper Group, consisting of 336 newspapers and related publications. As of June 1, 1996, the Company published a total of 410 newspapers and related publications in the United States consisting of 105 daily newspapers with a total paid circulation of approximately 1,220,000, 141 paid non-daily newspapers with a combined paid circulation of approximately 1,224,000, and 164 free circulation publications with a combined circulation of approximately 2,464,000, and a total combined circulation of approximately 4,908,000. The Community Newspaper Group also includes, for accounting and management purposes, the Company's wholly-owned subsidiary which publishes The Jerusalem Post, Israel's only English-language daily newspaper, with a paid daily circulation of approximately 17,000. The related weekend edition of The Jerusalem Post and English and French-language international weekly editions have paid circulations of approximately 37,600, 47,000 and 3,900, respectively. The Chicago Group and the Community Newspaper Group accounted for 30.9% and 25.2%, respectively, of the Company's total operating revenues for the three months ended March 31, 1996.


     The Community Newspaper Group's daily newspapers have been published on average for almost 100 years and are typically the only paid daily newspapers of general circulation in their respective communities. In addition, the Community Newspaper Group publishes weekly paid newspapers and Sunday editions of a number of paid dailies which are typically the only paid non-daily newspapers of general circulation serving their communities. Generally, the Company's daily and non-daily community newspapers combine news, sports and features with special emphasis on local information and provide one of the primary sources of such community information for the towns in which they are distributed. The Company also publishes free circulation publications in these communities, including shoppers, with limited or no news or editorial content. As a group, these publications provide the Company with a stable and established circulation within the communities they serve, which it believes provides an effective medium for advertisers to reach a significant portion of the households in these communities.


     INTERNATIONAL NEWSPAPER GROUP. The Company's International Newspaper Group consists of its majority owned subsidiary, The Telegraph, and minority equity investments in Fairfax and Southam. Upon consummation of the Scheme (described below under "Recent Developments"), the Company will own 100% of The Telegraph. The Telegraph publishes The Daily Telegraph, the leading quality (or broadsheet) newspaper in the United Kingdom. The Telegraph also publishes The Sunday Telegraph, The Weekly Telegraph, the Electronic Telegraph and The Spectator magazine. The Daily Telegraph is the largest circulation quality daily newspaper in the United Kingdom with an average daily circulation of approximately 1,044,000 representing a 38.5% share of the quality daily newspaper market. The Daily Telegraph's Saturday edition has the highest average daily circulation (approximately 1,196,000) among quality daily newspapers in the United Kingdom. The Sunday Telegraph is the second largest circulation quality Sunday newspaper in the United Kingdom with an average Sunday circulation of approximately 663,000. See "Recent Developments" below.



     The Company has less than a majority equity investment in Fairfax, a publicly traded Australian newspaper and magazine publisher with fiscal 1995 revenues of A$944.5 million ($699.0 million), and Southam, a publicly traded Canadian newspaper publisher with 1995 revenues of Cdn.$1,022.3 million ($744.6 million). Fairfax is one of Australia's largest newspaper publishing companies with seven daily newspapers (with a total paid circulation of approximately 654,000), 34 non-daily newspapers and 29 magazines. Fairfax's principal publications are the leading quality newspapers in Australia's two largest cities, The Sydney Morning Herald (circulation approximately 253,000) and The Age (Melbourne--circulation approximately 215,000), and Australia's only business newspaper, The Australian Financial Review (national--circulation approximately 82,000). The Telegraph is the largest shareholder of Fairfax, with an approximate 24.7% interest. The maximum currently permitted under Australian foreign ownership rules is 25%. Southam is Canada's largest publisher of daily newspapers with 17 daily newspapers and 33 non-daily newspapers with a total daily circulation of approximately 1,400,000. Southam's principal publications include The Gazette (Montreal), The Ottawa Citizen, the Calgary Herald, The Vancouver Sun, The Province (Vancouver) and The Edmonton Journal. The Company and The Telegraph indirectly hold an approximate 19.5% voting interest in Southam and a Canadian subsidiary of Hollinger Inc. currently holds an approximate 21.5% interest in Southam.


     GENERAL. The Company was incorporated in the State of Delaware on December 28, 1990 and has its executive offices at 401 North Wabash Avenue, Chicago, Illinois 60611, telephone number (312) 321-2999.

RECENT DEVELOPMENTS


     THE TELEGRAPH. On April 24, 1996, the Boards of Directors of the Company and The Telegraph announced a recommended proposal by the Company to acquire all of the Telegraph Minority Shares pursuant to the Scheme. The consideration to be paid to the holders of The Telegraph Minority Shares would consist of (i) a cash payment of L5.60 per share ($8.68 based on the Noon Buying Rate) per share; (ii) a special cash dividend of 10p ($0.15 based on the Noon Buying Rate); (iii) a contingent cash payment to be made by FDTH if The Telegraph's approximate 25% interest in Fairfax is sold within two years at a price in excess of a specified amount; and (iv) an option to purchase new preference shares of The Telegraph, each as more fully described below. In addition, outstanding Telegraph options, to the extent permitted by their terms, may be exercised prior to the Scheme becoming effective or, if not exercised, will be cancelled in exchange for cash payments as provided under the Scheme. The total consideration payable by the Company (including the special dividend to be paid to the holders of the Telegraph Minority Shares and the net amount payable in respect of outstanding Telegraph options but not the contingent cash payment) is estimated at approximately $453 million, based on the Noon Buying Rate. The acquisition will be effected by means of the Scheme under Section 425 of the Companies Act 1985 of Great Britain. As a result, The Telegraph would become a wholly owned subsidiary of the Company. The independent directors of The Telegraph and their independent financial advisors have recommended approval of the Scheme. On May 31, 1996, information circulars about the Scheme and ancillary matters were mailed to holders of ordinary shares of The Telegraph and option holders in connection with meetings of The Telegraph's shareholders held on June 26, 1996. At the meetings, the Scheme was approved by the holders of Telegraph Minority Shares present and voting at the meetings. In addition, on June 19, 1996, approval was obtained from each class of option holders of The Telegraph to amend the terms of such options such that the Scheme will not cause The Telegraph to breach its obligations to the option holders. Following the approvals by the statutory majority of holders of Telegraph Minority Shares and the amendments to the terms of the options, the Scheme will be submitted to an English court for approval at a hearing scheduled for July 24, 1996. It is expected that the Scheme, if approved, would become effective on July 31, 1996 and payment of the cash consideration to holders of Telegraph Minority Shares and the special dividend to all holders of Telegraph shares (other than Company subsidiaries which will waive their entitlement thereto) would be made on or about August 8, 1996.



     The Company has entered into definitive agreements with certain financial institutions for short-term bank credit facilities and bridge financing in the aggregate amount of approximately $625 million to provide the necessary financing for the Scheme and to repay outstanding bank indebtedness of The Telegraph. Upon the consummation of the Offering and the PRIDES Offering, there will be $417.0 million outstanding in respect of such bank credit facilities and bridge financing. See "Description of Certain Indebtedness and Other Obligations" and "Description of PRIDES Offering."



     Upon completion of the Scheme, The Telegraph will pay a special dividend of 10p per share in place of its normal interim dividend of about half that amount. In lieu of an immediate cash payment of L5.60 per share, the holders of the Telegraph Minority Shares outside of the United States, Canada and Australia will be entitled to elect to receive payments under the Scheme over time through a loan note due 2001 guaranteed by a financial institution as an alternative to some or all of the cash consideration. The holders of the Telegraph Minority Shares will be entitled to receive a further cash payment if The Telegraph's approximate 25% interest in Fairfax is sold prior to the second anniversary of the effective date of the Scheme (which is expected to be July 31, 1996) at a price (net of any tax incurred in the disposal or distribution of disposal proceeds and any reasonable costs of the Company associated with the disposal of such Fairfax shares, the distribution of the proceeds of such disposal, and the satisfaction by FDTH of the contingent cash payment) in excess of A$3.00 per share. Since the holders of Telegraph Minority Shares own in the aggregate approximately 36% of the outstanding ordinary shares of The Telegraph as of the effective date of the Scheme, they would be entitled to receive approximately 36% of the aggregate net proceeds of such a disposal of Fairfax shares, payable to them pro rata on the basis of the minority holder's interests in The Telegraph as of the effective date of the Scheme. The closing market price of the ordinary shares of Fairfax was A$2.90 per share on April 23, 1996, the date prior to the announcement of the proposal to purchase the Telegraph Minority Shares. The holders of the Telegraph Minority Shares also will receive a Purchase Option, exercisable on the second anniversary of the effective date of the Scheme (the "Purchase Date"), to purchase that number of new preference shares of The Telegraph as will provide each shareholder with at least the same percentage of voting rights of The Telegraph as each shareholder held prior to the Scheme becoming effective, for a cash exercise price of L16.80 per new preference share. FDTH will have the right to settle its obligations under any exercised Purchase Option in cash rather than by delivery of new preference shares of The Telegraph. The cash payment to be made by FDTH would be an amount per new preference share equal to the product of (i) L5.60 and (ii) a fraction, the numerator of which would be the weighted average of the closing prices of the Company's Class A Common Stock on the New York Stock Exchange for the 21 trading days prior to the Purchase Date and the denominator of which is $12.375 (the closing price of the Company's Class A Common Stock on April 23, 1996). In light of the cash cost to exercise the Purchase Option and the formula applicable to FDTH's cash payment alternative described above, a holder of Telegraph Minority Shares would not be able to receive an immediate cash profit from FDTH at the time of exercise of the Purchase Option unless the weighted average market price of the Class A Common Stock of the Company is above $37.125 (three times its market value at April 23, 1996) and FDTH elects to settle its obligations under the Purchase Option in cash. If FDTH does not elect to settle its obligations under the Purchase Option in cash, any new preference shares received upon exercise will be shares in an unlisted company and there will be no established market in these shares.

     The Telegraph's ownership of Fairfax is limited at present by Australian law to 25% of issued capital. The Australian government has proposed the formation of a governmental committee to review media ownership rules, which is expected to make its recommendations in early 1997. Depending upon the outcome of the Australian government review of its foreign investment policies and other relevant factors, the Company intends either to (i) increase its investment in Fairfax possibly to a majority position or (ii) sell or otherwise dispose of its interest in Fairfax, which should result in a substantial capital gain and (depending upon the structure of any such transaction) use all or a portion of the proceeds to reduce the Company's long term debt. The Company is also considering the alternative of issuing a security designed to monetize its investment in Fairfax (valued at approximately $392.2 million, or A$2.52 per ordinary share as of July 16, 1996), while retaining the option of maintaining or increasing its indirect holdings in Fairfax.



     SOUTHAM. On May 24, 1996 Hollinger Inc. announced that its wholly owned Canadian subsidiary, 3230767 Canada Limited ("CanHoldco"), had purchased the Power Shares, representing approximately 21.5% of Southam's outstanding common shares, from a subsidiary of Power, at a price of Cdn.$18.00 per share. The purchase increased the Company's and Hollinger Inc.'s combined holdings in Southam to approximately 41% of Southam's outstanding common shares, including 19.4% which is held indirectly by the Company. The Company will have the right to acquire a substantial equity interest in the subsidiary company which purchased the Power Shares. Hollinger Inc. stated that it intends to further increase its holdings in Southam through permissible transactions to or above 50% of Southam's outstanding common shares and that it may also, subject to market and other conditions, seek to acquire all Southam common shares not owned or controlled by Hollinger Inc. or the Company through an offer of the Company's Class A common stock or securities convertible into or exchangeable for such stock. Hollinger Inc. and the Company have agreed to combine their interests in Southam so that the Company will hold indirectly non-voting common shares and voting preference shares representing one-half of the voting power and all of the common equity of their combined interests. Hollinger Inc. will hold voting preference shares representing one-half of the voting power and with a nominal amount of paid up capital which will not be entitled to any payments, including dividends, other than a liquidation preference on the nominal amount. Hollinger Inc. and the Company expect this transaction to occur promptly following the July 22, 1996 Southam shareholders meeting. The Company has applied for a ruling from Revenue Canada that would permit the Company to hold indirectly 100% of the common equity interests in Southam held by the Company and Hollinger Inc. without affecting Southam's status as a Canadian publisher of newspapers and periodicals. If such a ruling is received, the full ownership of the equity interests in Southam held by Hollinger Inc. and the Company would be transferred to the Company. There can be no assurance, however, that such ruling will be obtained or that the Company and Hollinger Inc. will not be required to effect a different ownership structure for combining their interests in Southam. If the Company acquires control of Southam (through share ownership or otherwise), Southam's results of operations will be consolidated for accounting purposes.



     The purchase of the Power Shares was financed through the Southam Facility which is guaranteed by Hollinger Inc. and matures on November 25, 1996. The funds under the Southam Facility (Cdn.$300 million) were advanced by the Company to a Canadian subsidiary of Hollinger Inc. as an intercompany loan to finance the purchase of the Power Shares. The Hollinger Inc. guarantee of the Southam Facility is secured by a pledge of the Power Shares and 7,539,028 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of the Company held by Hollinger Inc. Existing registration rights agreements and security agreements entered into by Hollinger Inc. and its Canadian lenders have been amended to reflect the pledges under the Southam Facility. See "Description of Certain Indebtedness and Other Obligations--Southam Facility" for more information regarding the Southam Facility.


     Contemporaneous with the acquisition, Hollinger Inc. agreed to cause CanHoldco to sell the Power Shares to the Company or its subsidiary or associated company at the same price paid to Power, and CanHoldco delivered a noninterest-bearing promissory note (the "CanHoldco Note") to the Company evidencing the loan to it by the Company. The CanHoldco Note, which is guaranteed by Hollinger Inc. on a subordinated basis, was pledged as additional collateral under the Southam Facility. The Company's obligations under the purchase agreement with Hollinger Inc. are subject to certain conditions, including the Company's satisfaction that the acquisition of the Power Shares by the Company or its subsidiary or associated company will not contravene the constrained share provisions of Southam's articles and that after such acquisition Southam will maintain its status as a publisher of Canadian newspapers and periodicals for Canadian tax purposes. If that transaction occurs, CanHoldco may elect to set off the Company's purchase price obligations against the amount owing under the CanHoldco Note. Hollinger Inc. and the Company also agreed that in lieu of such a purchase, the parties may agree to restructure the capital of CanHoldco so that the Company receives an economic interest as a shareholder of CanHoldco equivalent to its entitlement as a purchaser of the Power Shares. Any such alternative arrangement is subject to satisfaction of the conditions described above and the further consent of Hollinger Inc. and the Company.


     Following a request by Hollinger Inc., Southam has scheduled a special shareholders meeting for July 22, 1996 to consider the election of five new directors proposed by Hollinger Inc. to replace five of the existing directors of Southam. Hollinger Inc. has advised that, if its nominees are elected, it believes that the reconstituted Board of Directors of Southam should be in a position to consider steps designed to enhance operating performance and improve editorial quality at Southam.


     RECENT UNITED STATES ACQUISITIONS. On April 30, 1996, the Company consummated a trade of several newspapers with Garden State Newspapers, Inc. The Company acquired the Tribune-Democrat in Johnstown, Pennsylvania, with a daily paid circulation of 46,000, in exchange for six smaller daily newspapers and several weekly newspapers from the Company's Community Newspaper Group, and approximately $31.0 million in cash, subject to certain adjustments.


     NEW CHICAGO PRINTING FACILITY. In December 1995, Chicago Sun-Times initiated a preliminary phase of its planned development of a new printing facility by submitting a bid to acquire approximately 29 acres of land from the City of Chicago for approximately $4.4 million, subject to negotiation of a definitive purchase agreement and satisfactory resolution of various conditions to the bid and necessary municipal approvals. The Company anticipates that the site acquisition and the selection of the vendor for the new printing presses will be completed in 1996. Management of Chicago Sun-Times expects that the size of the new facility will be approximately 300,000 square feet to permit combined printing, inserting and distribution functions for the Chicago Sun-Times and the Chicago Sunday Sun-Times. Management preliminarily estimates that the aggregate cost of the acquisition of the site, the development of the new printing facility and the purchase and installation of new printing presses will be approximately $75.0 million and that the facility will be operational in late 1998.

                                USE OF PROCEEDS


     The net proceeds of the Offering are estimated to be $94.5 million and the net proceeds of the PRIDES Offering (assuming it is completed) are estimated to be $145.0 million (or an aggregate of $239.5 if both Offerings are completed). Such funds, to the extent available, will be used as follows: (i) to provide $218.0 million to FDTH to finance a portion of the acquisition of the Telegraph Minority Shares ($100.0 million of which would be in lieu of the Publishing Holdings Note Facility, which would be cancelled), to repay outstanding indebtedness of The Telegraph and to pay related transaction costs, and (ii) the balance for general corporate purposes, including working capital. The Offering and the PRIDES Offering are not conditioned on one another.



     In addition to the PRIDES Offering and after the completion of this Offering, the Company may, through a subsidiary or an affiliate, issue high yield debt securities, or other debt or equity securities, possibly including a security which would allow the Company to monetize its interest in Fairfax. The Company anticipates that it would apply the net proceeds from any such offering for one or more of the following: (i) the repayment of outstanding amounts under the Southam Facility, the FDTH Credit Facility and the Amended Publishing Credit Facility (or any extension or refinancing of any of the foregoing), (ii) the redemption of the DTH and FDTH Preference Shares (as hereinafter defined), and
(iii) other corporate purposes, including capital expenditures and acquisitions.



     See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources," "Description of Certain Indebtedness and Other Obligations" and "Description of PRIDES Offering."

                       MARKET PRICES AND DIVIDEND POLICY

     The Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "HLR." At March 31, 1996, there were 58,065,754 shares of Class A Common Stock outstanding and held by approximately 200 holders of record and approximately 3,500 beneficial owners. The Class A Common Stock traded on the Nasdaq Stock Market from the Company's initial public offering on May 11, 1994 through January 15, 1996. The Class B Common Stock of the Company is not publicly traded. As of the date of this Prospectus, 14,990,000 shares of Class B Common Stock were outstanding and owned by Hollinger Inc.

     The following table sets forth for the periods indicated the high and low sales prices for the Class A Common Stock, as reported by the Nasdaq Stock Market for the period from May 11, 1994 through January 15, 1996, and by the New York Stock Exchange Composite Transactions Tape for the period since January 16, 1996, and the cash dividends declared per share on the Class A Common Stock.


                                                                PRICE RANGE        CASH DIVIDENDS
                                                             ------------------       DECLARED
                     CALENDAR PERIOD                          HIGH        LOW        PER SHARE
- ----------------------------------------------------------   -------    -------    --------------
1994
Second Quarter (from May 11, 1994)........................   $14.500    $12.750            --
Third Quarter.............................................    14.500     11.500        $0.025
Fourth Quarter............................................    12.750     10.000         0.025
1995
First Quarter.............................................   $12.750    $ 9.250        $0.025
Second Quarter............................................    10.750      9.250         0.025
Third Quarter.............................................    13.000      9.750         0.025
Fourth Quarter............................................    13.000      9.750         0.025
1996
First Quarter.............................................   $12.375    $ 9.250        $ 0.10
Second Quarter............................................   $13.875    $10.625        $ 0.10
Third Quarter (through July 17, 1996).....................   $11.750    $ 9.125            --



     The last sale price of the Class A Common Stock as reported on the NYSE composite tape on July 17, 1996 was $9.875 per share.


     Each share of Class A Common Stock and Class B Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company. Since the third quarter of 1994 the Company has paid a quarterly dividend of $0.025 per share of Common Stock. The quarterly dividend was increased to $0.10 per share of Common Stock in the first quarter of 1996.


     As an international holding company, the Company's ability to declare and pay dividends in the future with respect to its Common Stock will be dependent, among other factors, upon its results of operations, financial condition and cash requirements, the ability of its United States and foreign subsidiaries (principally The Telegraph) to pay dividends and make other payments to the Company under applicable law and subject to restrictions contained in existing and future loan agreements, the prior payment of dividends to holders of PRIDES and Series A Preferred Stock, the preference share terms and other financing obligations to third parties relating to such United States or foreign subsidiaries of the Company, as well as foreign and United States tax liabilities with respect to dividends and other payments from those entities. See "Risk Factors-- International Holding Company Structure," "--Restrictions in Debt Agreements" and "--Dividend Policy."



     For a description of certain existing restrictions on the payment of dividends on the Common Stock under existing debt agreements and the redeemable preferred stock, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Capital Stock," "Description of Certain Indebtedness and Other Obligations," and "Description of PRIDES Offering."

                                 CAPITALIZATION


     The following table sets forth (i) the capitalization of the Company as of March 31, 1996, (ii) the pro forma capitalization of the Company to give effect to (a) the acquisition by FDTH of the Telegraph Minority Shares, the acquisition by Publishing of newly issued Telegraph shares and related borrowings, (b) the acquisition of the Power Shares and related bank borrowings by the Company, and
(c) adjustments to reflect (i) the Offering and the concurrent PRIDES Offering and the application of total net proceeds therefrom (estimated to be $239.5 million, assuming that the Underwriters do not exercise their over-allotment options) as described under "Use of Proceeds," (ii) the repayment of Telegraph bank indebtedness and (iii) such pro forma capitalization as so adjusted. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the information under "Selected Consolidated Historical Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" "Description of PRIDES Offering" and "Description of Certain Indebtedness and Other Obligations" included elsewhere in this Prospectus.



                                                                 AS OF MARCH 31, 1996 (1)
                                                        -------------------------------------------
                                                          ACTUAL       ADJUSTMENTS       PRO FORMA
                                                        ----------     -----------       ----------
                                                                  (DOLLARS IN THOUSANDS)
DEBT:
COMPANY (PARENT ONLY)
  Short-term debt
     Intercompany indebtedness owed to Hollinger
       Inc...........................................   $    3,974                       $    3,974
     Southam Facility................................           --        218,047(2)        218,047
                                                        ----------                       ----------
       Total Company (parent only) debt..............        3,974                          222,021
                                                        ----------                       ----------
PUBLISHING
  Publishing Short-Term Credit Facility..............           --        140,000(3)        140,000
  Long-term debt
     Senior Subordinated Notes due 2006..............      250,000                          250,000
                                                        ----------                       ----------
          Total Publishing debt......................      250,000                          390,000
                                                        ----------                       ----------
U.S. SUBSIDIARIES
  Short-term debt
     Intercompany indebtedness to Hollinger Inc......          100                              100
  Long-term debt including current maturities
     Secured Notes due 1996-2001 (Senior Notes)......      150,000                          150,000
     Other...........................................       10,776                           10,776
                                                        ----------                       ----------
       Total U.S. Subsidiaries debt..................      160,876                          160,876
                                                        ----------                       ----------
          Total Company, Publishing and U.S.
            Subsidiaries debt........................      414,850                          772,897
                                                        ----------                       ----------
INTERNATIONAL SUBSIDIARIES
THE TELEGRAPH
  Short-term debt
     Bank loan and overdraft (L6,000,000)............        9,157         (9,157)(4)            --
  Long-term debt including current maturities
     Bank loans
       Australian $45,100,000 due 1997...............       35,271        (35,271)(4)            --
       L40,000,000 due 1998..........................       61,048        (61,048)(4)            --
       Australian $53,750,000 due 1998...............       42,036        (42,036)(4)            --
     Capital lease obligations.......................       15,880                           15,880

                                                                 AS OF MARCH 31, 1996 (1)
                                                        -------------------------------------------
                                                          ACTUAL       ADJUSTMENTS       PRO FORMA
                                                        ----------     -----------       ----------
                                                                  (DOLLARS IN THOUSANDS)
FDTH
  FDTH Credit Facility...............................           --        277,000(5)        277,000
                                                        ----------                       ----------
       Total International subsidiaries debt.........      163,392                          292,880
                                                        ----------                       ----------
Total consolidated debt..............................   $  578,242                       $1,065,777
                                                        ==========                       ==========
Minority interest in The Telegraph...................       97,738        (97,738)(6)            --
Redeemable preference shares of DTH and FDTH.........      227,083                          227,083
Series A Redeemable Stock............................       79,525                           79,525
                                                        ----------                       ----------
                                                        $  404,346                       $  306,608
                                                        ==========                       ==========
STOCKHOLDERS' EQUITY:
     Preferred Stock, $.01 par value
       Authorized: 20,000,000 shares
       Convertible Preferred Stock represented by
       PRIDES,
              shares authorized, 7,500,000 shares
       issued and outstanding (8)....................           --        145,000(7)        145,000
     Class A Common Stock, $.01 par value
       Authorized: 250,000,000 shares
       Issued: 58,065,754 shares; as adjusted
          68,065,754 shares..........................          580            100(8)            680
     Class B Common Stock, $.01 par value
       Authorized: 50,000,000 shares
       Issued: 14,990,000 shares.....................          150                              150
     Additional paid-in capital......................      303,960         94,400(8)        398,360
     Cumulative foreign currency translation
       account.......................................        5,373                            5,373
     Retained earnings...............................      124,417                          124,417
                                                        ----------                       ----------
Total stockholders' equity...........................   $  434,480                       $  673,980
                                                        ==========                       ==========
Total capitalization.................................   $1,417,068                       $2,046,365
                                                        ==========                       ==========


- ------------------

 (1) Unless otherwise noted, all amounts have been converted to U.S. dollars at the Noon Buying Rate on May 31, 1996.

 (2) The Company borrowed Cdn.$298.8 million ($218.0 million at May 31, 1996) pursuant to the Southam Facility and subsequently lent the proceeds to a Canadian subsidiary of Hollinger Inc. to finance the purchase of the Power Shares. Such borrowings are guaranteed by Hollinger Inc. and secured by a pledge of the Power Shares acquired, among other collateral. The Southam Facility is due November 25, 1996.


 (3) The Amended Publishing Credit Facility was amended and restated on May 30, 1996 to increase the maximum borrowing limit to $125 million, and subsequently, the lender has agreed to amend the agreement to provide for a maximum of $150 million of available credit. Of this amount, the Company expects to use $140 million in connection with the Scheme to enable Publishing to purchase newly issued shares of The Telegraph and The Telegraph will use such proceeds to partially repay its bank loans.



 (4) Represents the repayment of Telegraph bank loans using a portion of the proceeds of the Amended Publishing and FDTH Credit Facilities. Telegraph bank indebtedness as of the consummation of the Scheme is expected to be $173 million.

 (5) FDTH entered into a bank credit facility on May 30, 1996 in the amount of L250 million ($387.4 million), of which the Company intends to borrow L178.8 million ($277.0 million), provided that this Offering and the PRIDES Offering are consummated. The facility will be used to repay The Telegraph's bank loans and to partially finance the acquisition of the Telegraph Minority Shares. Under the facility, L15 million ($23 million) will be available for working capital needs of The Telegraph. The FDTH Credit Facility is due six months after the Scheme has been consummated and is expected to be paid or refinanced through the future issuance of securities or replacement bank loan facilities.



 (6) Represents the elimination of the minority stockholders' interest in The Telegraph resulting from the acquisition of the Telegraph Minority Shares.



 (7) Represents the net proceeds from the issuance of PRIDES. Each PRIDE is a depositary share representing one-half share of Convertible Preferred Stock
     of the Company that will mandatorily convert on        , 2000 into one
     share of Class A Common Stock, unless previously redeemed by the Company or converted at the option of the holder.



 (8) Represents the net proceeds on the issuance of 10,000,000 shares of Class A Common Stock at $10.00 per share (assuming the Underwriters do not exercise their over-allotment options for the Class A Common Stock). A portion of the net proceeds will be used to finance the acquisition of the Telegraph Minority Shares and the repayment of The Telegraph's bank loans, and the remainder will be available for general corporate purposes, including working capital.

     SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

     The following sets forth the consolidated historical financial information for the Company as of and for the periods noted. The historical balance sheet and income statement data as of December 31, 1994 and 1995 and for each of three years in the three-year period ended December 31, 1995 have been derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The data as of December 31, 1991 and 1992 and for each of the years in the two-year period ended December 31, 1991 and for the three months ended March 31, 1995 and 1996 are unaudited but, in the opinion of the Company, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The data for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," with the Company's Consolidated Financial Statements, the related notes and the independent auditors' report, included elsewhere in this Prospectus.

               SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

                                                                                                      THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,                          ENDED MARCH 31,
                                   ----------------------------------------------------------    -----------------------
                                     1991       1992        1993         1994         1995          1995         1996
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:(2)
Operating revenues:
  Advertising....................  $307,716   $325,165   $  316,640   $  522,381   $  635,560    $  151,621   $  160,357
  Circulation....................   209,544    233,416      217,608      245,218      262,670        59,466       76,049
  Job printing...................    19,735     22,066       25,044       27,675       49,198        11,563       12,621
  Other..........................     8,735     11,338       10,309       13,563       17,539         4,106        4,866
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
Total operating revenues.........   545,730    591,985      569,601      808,837      964,967       226,756      253,893
Operating costs and expenses.....   450,797    473,368      447,262      693,108      857,091       198,620      229,179
Depreciation and amortization....    32,037     35,226       34,545       45,200       52,388        12,603       12,841
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
Operating income.................    62,896     83,391       87,794       70,529       55,488        15,533       11,873
Interest expense.................   (20,886)   (27,167)     (26,264)     (32,593)     (43,189)      (10,761)     (12,564)
Equity in earnings of
  affiliates.....................        18      6,382       13,476       35,659       16,449         5,728        3,407
Other income, net(3).............    14,499     89,543       36,989       91,886       18,199        12,499        2,501
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
Earnings before income taxes,
  minority interest, cumulative
  effect of change in accounting
  for income taxes and
  extraordinary item.............    56,527    152,149      111,995      165,481       46,947        22,999        5,217
Income taxes.....................    14,320     39,132       36,475       41,300       18,108         7,314        1,700
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
Earnings before minority
  interest, cumulative effect of
  change in accounting for income
  taxes and extraordinary item...    42,207    113,017       75,520      124,181       28,839        15,685        3,517
Minority interest................    11,166     14,848       25,475       21,409       22,637         7,944        5,421
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
Earnings before cumulative effect
  of change in accounting for
  income taxes and extraordinary
  item...........................    31,041     98,169       50,045      102,772        6,202         7,741       (1,904)
Cumulative effect of change in
  accounting for income taxes....        --         --      (24,256)          --           --            --           --
Extraordinary loss on debt
  extinguishments................        --         --           --           --           --            --       (2,150)
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
Net earnings (loss)..............  $ 31,041   $ 98,169   $   25,789   $  102,772   $    6,202    $    7,741   $   (4,054)
                                   ========   ========   ==========   ==========   ==========    ==========   ==========
Net earnings (loss) per common
  share..........................  $   0.64   $   2.02   $     0.53   $     1.90   $     0.11    $     0.14   $    (0.06)
                                   ========   ========   ==========   ==========   ==========    ==========   ==========
Average number of common shares
  outstanding....................    48,601     48,601       48,601       53,980       56,956        56,956       66,056
                                   ========   ========   ==========   ==========   ==========    ==========   ==========

                                                                                                      THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,                          ENDED MARCH 31,
                                   ----------------------------------------------------------    -----------------------
                                     1991       1992        1993         1994         1995          1995         1996
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:(4)
Working capital (deficit)........  $ 25,749   $ 58,259   $  (58,793)  $  (10,621)  $ (124,175)   $   38,868   $   68,763
Total assets(5)..................   855,692    748,843    1,034,155    1,463,755    1,570,105     1,440,979    1,652,602
Minority interest................    41,871     64,039       79,290      109,518       97,298       118,763       97,738
Total long-term debt.............   333,981    281,783      374,496      489,969      621,652       467,973      574,168
Redeemable preferred stock.......    80,966    208,767      206,846      204,101      306,452       204,185      306,608
Total stockholders' equity(6)....   253,693     72,907      111,664      303,469      295,244       305,075      434,480

SEGMENT DATA:
Operating revenues:
  United States Newspaper
    Group........................  $157,397   $173,219   $  185,043   $  422,594   $  559,929    $  129,770   $  142,347
  International Newspaper
    Group........................   388,333    418,766      384,558      386,243      405,038        96,986      111,546
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
Total operating revenues.........  $545,730   $591,985   $  569,601   $  808,837   $  964,967    $  226,756   $  253,893
                                   ========   ========   ==========   ==========   ==========    ==========   ==========
Operating income:
  United States Newspaper
    Group........................  $  3,938   $ 11,778   $   18,069   $   39,566   $   32,156    $    7,139   $    3,242
  International Newspaper
    Group........................    58,958     71,613       69,725       30,963       23,332         8,394        8,631
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
Total operating income...........  $ 62,896   $ 83,391   $   87,794   $   70,529   $   55,488    $   15,533   $   11,873
                                   ========   ========   ==========   ==========   ==========    ==========   ==========
EBITDA(7)
  United States Newspaper
    Group........................  $ 28,828   $ 38,386   $   43,582   $   76,576   $   77,382    $   16,861   $   13,641
  International Newspaper
    Group........................    80,604     99,421       87,208       50,447       36,725        11,275       11,073
                                   --------   --------   ----------   ----------   ----------    ----------   ----------
Total EBITDA.....................  $109,432   $137,807   $  130,790   $  127,023   $  114,107    $   28,136   $   24,714
                                   ========   ========   ==========   ==========   ==========    ==========   ==========
OTHER DATA:
Number of paid daily newspapers
  (end of period)(8).............        82         82           96           98          113            98          112
Market value of Fairfax equity
  stake (end of period)(9).......                                     $  423,989   $  408,812                 $  437,380
Market value of Southam equity
  stake (end of period)(9).......                                        163,643      157,174                    173,552
Capital expenditures.............  $ 61,058   $ 14,882   $    9,162   $   27,795   $   21,699    $    5,764   $    4,051
Acquisition expenditures(10).....    49,350     36,952       20,638      227,321       97,232            --        5,071


- ------------------

 (1) The financial data presented above is derived from the Consolidated Financial Statements of the Company.

 (2) The statement of operations data and other data include data for The Telegraph, DTH, FDTH and Jerusalem Post for all periods presented, Chicago Sun-Times from the date of its acquisition by the Company on March 31, 1994 and Daily Southtown from the date of its acquisition by the Company on December 23, 1994.

 (3) Other income, net includes gain on the sale of Telegraph shares, gain on dilution of Fairfax interest, gain on the sale of marketable securities, issuance costs of subsidiaries' redeemable preferred stock and foreign currency gain (loss).

 (4) The balance sheet data include The Telegraph, DTH, FDTH and Jerusalem Post for all periods presented, the Chicago Sun-Times as at September 30, 1994 and thereafter and Daily Southtown as at December 31, 1994 and thereafter. Long-term debt does not include intercompany indebtedness owed to Hollinger Inc., which amounted to $24.6 million at December 31, 1995 and $4.1 million at March 31, 1996.

 (5) Includes intangible assets, net of accumulated amortization, which amounted to $455,203,000 and $529,694,000 at December 31, 1994 and 1995 and
     $526,972,000 assets consist of the value of acquired subscriber and advertiser lists, noncompetition agreements, archives and goodwill. The amortization periods for intangible assets range from three to 40 years.

 (6) See Consolidated Statements of Stockholders' Equity.

 (7) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, minority interest, equity in earnings of affiliates and certain other income items. Among the other income items excluded are gain on the sale of Telegraph shares, gain on the sale of marketable securities, gain on dilution of Fairfax and issue costs of subsidiaries' redeemable preferred stock of $70,353,000, $28,538,000, $80,592,000 and $11,968,000 for the years ended December 31, 1992, 1993,
     1994 and 1995, respectively. EBITDA is not intended to represent an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. The Company believes that EBITDA largely determines its ability to fund current operations and to service debt due to the significant number of acquisitions made by the Company which have resulted in non-cash charges for depreciation and amortization. These non-cash charges have adversely affected net earnings, but have not affected EBITDA.

 (8) Number of paid daily newspapers owned by the Company and its subsidiaries (excluding those newspapers published by Fairfax and Southam).

 (9) Represents The Telegraph's 24.8%, 24.6% and 24.7% interest (196,374,606 shares and convertible debentures) in Fairfax on December 31, 1994 and 1995 and March 31, 1996, respectively, and the combined current 19.5% interest of The Telegraph and FDTH in Southam (14,790,000 shares) at each period end. See Note 3 to Supplemental Consolidated Financial Statements for information concerning investments in affiliates.


(10) Represents costs of acquiring newspapers and investments in newspaper companies. Such amounts do not include notes payable to former owners and deferred amounts due under noncompetition agreements with former owners. Such amounts do not include the cost of acquiring the Telegraph Minority Shares (approximately $463 million, including the special dividend and transaction costs) and the Power Shares (approximately $217 million including transaction costs).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's business is concentrated in the publication of newspapers in the United States and internationally. Its revenues are derived principally from advertising and, to a lesser extent, paid circulation and job printing. Approximately 58% of the Company's total operating revenues in 1995 were attributable to the United States Newspaper Group and approximately 42% were attributable to its International Newspaper Group, with approximately 56.1% and 43.9% of total operating revenues attributable to the United States Newspaper Group and the International Newspaper Group, respectively, for the three months ended March 31, 1996. The Company's United States Newspaper Group consists of the Chicago Group (comprised of the Chicago Sun-Times and suburban newspapers in the Chicago metropolitan area) and the Community Newspaper Group, which includes Jerusalem Post. The Company's International Newspaper Group consists of the operations of The Telegraph and its subsidiaries and affiliated companies, including investments in Fairfax and Southam and two joint venture printing companies which are accounted for by the equity method. In 1995, the Company's share of earnings of its investments in Fairfax, Southam and the two printing joint ventures amounted to $16.4 million, or 35% of the Company's earnings before income taxes and minority interests.


     The Company's revenues have grown substantially since 1986, principally through acquisitions. Over that period, the Company acquired The Telegraph, control of which was acquired by Hollinger Inc. in 1986; Jerusalem Post, which was acquired by Hollinger Inc. in 1989; Chicago Sun-Times, 61 related newspapers and Daily Southtown, which were acquired by the Company in 1994; 16 daily newspapers, which were acquired by the Company from Thomson Newspapers Corporation ("Thomson") in 1995; the Johnstown Tribune-Democrat, which was acquired by the Company in 1996; and 86 paid daily community newspapers, together with related publications. See "Recent Developments" for information relating to the acquisition of the Telegraph Minority Shares, the acquisition of additional shares of Southam and the related financings.


     On October 13, 1995, the Company and Hollinger Inc. consummated the Reorganization, which represented a combination of entities under common control and has been accounted for on an "as-if" pooling-of-interests basis, with the Company's financial statements restated for all periods presented. As part of the Reorganization, the Company acquired all the outstanding shares of DTH through which Hollinger Inc. indirectly owned a 58.4% interest in The Telegraph, a 24.7% interest in Fairfax and a 19.3% interest in Southam. In exchange for all of the ordinary shares of DTH, the Company issued to Hollinger Inc. 33,610,754 shares of Class A Common Stock and 739,500 shares of Series A Preferred Stock. An additional $13.8 million was paid by the Company to Hollinger Inc. as an adjustment to the purchase price of DTH based on the working capital of DTH and its subsidiary, FDTH, at October 13, 1995.

     An additional amount of approximately $8.0 million in costs and expenses (including approximately $3.5 million of costs paid by and reimbursable to Hollinger Inc.) has been incurred in connection with the Reorganization and is reflected in the Company's results of operations for the year ended December 31, 1995. Subsequent to the Reorganization, on October 20, 1995 the Company acquired for L31.5 million ($49.6 million), an additional 5.1% interest in The Telegraph pursuant to the exercise of the Telegraph Option in a transaction accounted for using the purchase method of accounting. On December 15, 1995 the Company through an English subsidiary acquired for $6.9 million an additional 0.7% interest in The Telegraph.

     The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries. The Company's interest in The Telegraph was 64.0%, 58.6%, and 66.4% at December 31, 1995, 1994, and 1993, respectively.
Investments in less than majority-owned affiliated companies, including Fairfax, Southam (since April 1, 1994) and printing joint ventures are accounted for using the equity method of accounting. All significant intercompany balances and transactions have been eliminated on consolidation.

RESULTS OF OPERATIONS

     FIRST QUARTER ENDED MARCH 31, 1996 COMPARED WITH FIRST QUARTER ENDED MARCH 31, 1995

     The Company experienced a loss of $4.1 million, or $0.06 per share, in the first quarter of 1996. This compares with earnings of $7.7 million, or $0.14 per share, in the comparable period of 1995. The net loss for the first quarter of 1996 before extraordinary items was $1.9 million, or $0.03 per share, compared with earnings of $7.7 million, or $0.14 per share, in the first quarter of 1995.

     The comparison of year over year net earnings was affected negatively by a number of nonrecurring items, including a gain on the sale of an investment by The Telegraph in 1995, net costs of a new magazine for The Sunday Telegraph, and costs associated with the termination of senior executives and redundancy costs related to the opening of a new printing plant at Fairfax. These nonrecurring items caused a $5.8 million, or $0.10 per share reduction in net earnings in the first quarter of 1996 compared to the first quarter of 1995. Earnings were also negatively impacted by newsprint and other paper costs that escalated rapidly during 1995. Newsprint costs in the first quarter of 1996 were at higher levels than in the first quarter of 1995. The effect of the increase in newsprint and other paper costs for publications that were included in both periods amounted to approximately $10.1 million, or $0.15 per share. Excluding the effects of nonrecurring items and increased newsprint and other paper costs, earnings before extraordinary items would have been $9.3 million in the first quarter of 1996 and $3.0 million in 1995.

     Total revenues for the Company's first quarter in 1996 increased 12% to $253.9 million from $226.8 million in the first quarter of 1995, largely due to increased cover prices in the United Kingdom and to revenue contributed by community newspapers that were acquired in the last quarter of 1995. Depreciation and amortization increased by $0.2 million, reflecting the 1995 purchase of community newspapers which was offset, in part, by a $1.8 million decrease that results from a re-evaluation of the remaining useful life of certain intangible assets.

     OPERATING REVENUES. The following table shows the percentage (decrease) increase in revenues between the first quarter of 1996 and the first quarter of 1995 by principal business group.

                                                                     1996 VERSUS 1995
                                                                     ----------------
        United States Newspaper Group:
          Chicago Group...........................................         (1.3)%
          Community Newspaper Group...............................         27.1%
          Total...................................................          9.7%
        International Newspaper Group.............................         15.0%
        Total Operating Revenues..................................         12.0%

     United States Newspaper Group. Operating revenues in the United States Newspaper Group were $142.3 million in the first quarter of 1996, an increase of $12.6 million, or 9.7%, over the same period in 1995. The Chicago Group's operating revenues of $78.5 million decreased $1.1 million, or 1.3%, due to a $2.2 million, or 4.0%, decline in advertising revenues, reflecting weakness in local economic activity. The Community Newspaper Group reported operating revenues of $63.9 million, an increase of $13.6 million, or 27.1%, over the 1995 period. The community newspapers acquired during the fourth quarter of 1995 added $13.0 million to operating revenues, while existing community newspaper operating revenues increased by $1.0 million. This increase was partially offset by a decline of $.4 million at the Jerusalem Post due to decreased job printing for the local "Golden Pages", Israel's equivalent of the "Yellow Pages," pursuant to the terms of the printing arrangement with the "Golden Pages."

     International Newspaper Group. Operating revenues for the International Newspaper Group were $111.5 million in the first quarter of 1996, an increase of $14.6 million, or 15.0%, over 1995. Most of the increase can be attributed to circulation revenue gains of $13.4 million and reflects an easing of the cover price war involving The Daily Telegraph.

     OPERATING COSTS AND EXPENSES. Operating costs and expenses are comprised of (i) operating costs, (ii) general and administrative expenses, (iii) depreciation and amortization expenses and (iv) allocable expenses from Hollinger Inc. The following table shows the percentage increase in operating costs and expenses between the first quarter of 1996 and the first quarter of 1995 by principal business group.

                                                                     1996 VERSUS 1995
                                                                     ----------------
        United States Newspaper Group:
          Chicago Group...........................................          5.9%
          Community Newspaper Group...............................         26.3%
          Total...................................................         13.4%
        International Newspaper Group.............................         16.2%
        Total Operating Costs and Expenses........................         14.6%

     United States Newspaper Group. Operating costs and expenses were $139.1 million, an increase of $16.5 million over the 1995 period. Higher newsprint costs at existing publications caused $7.1 million of the increase. As a percentage of United States Newspaper Group revenue, operating costs and expenses were 97.7% in the 1996 period and 94.5% in the 1995 period. Excluding the newsprint cost increase, operating costs and expenses would have been 92.8% of United States Newspaper Group operating revenue in the first quarter of 1996, compared with 94.5% in the prior year.

     International Newspaper Group. Operating costs and expenses were $102.9 million for the period, an increase of $14.3 million from the 1995 period. Higher newsprint costs caused $6.9 million of the increase. As a percentage of International Newspaper Group revenue, operating costs and expenses were 92.3% in the 1996 period and 91.3% in the 1995 period. Excluding the newsprint cost increase, operating costs and expenses would have been 86.1% of International Newspaper Group operating revenues in the first quarter of 1996, compared with 91.3% in the prior year. Costs and expenses also increased as a consequence of the costs associated with product enhancements designed to strengthen The Daily Telegraph's competitive marketing situation. This includes the new The Sunday Telegraph Magazine, launched in September 1995 and the "Connected" supplement with The Daily Telegraph on Tuesdays, launched in April 1996.

     OPERATING INCOME. The above changes in operating revenues and operating costs and expenses resulted in the following increases (decreases) in operating income between the first quarter of 1996 and the first quarter of 1995 by principal business group.

                                                                     1996 VERSUS 1995
                                                                     ----------------
        United States Newspaper Group:
          Chicago Group...........................................        (275.0)%
          Community Newspaper Group...............................         (34.4)%
          Total...................................................         (54.6)%
        International Newspaper Group.............................           2.8%
        Total Operating Income....................................         (23.6)%

     United States Newspaper Group. The United States Newspaper Group's operating income decreased by $3.9 million to $3.2 million in the first quarter of 1996, compared with $7.1 million in 1995. As a percentage of United States Newspaper Group revenues, operating income was 2.3% in the 1996 period and 5.5% in the 1995 period. The decline was principally due to higher newsprint costs and, to a lesser extent, reduced advertising revenues within the Chicago Group, which was partially offset by higher revenues and earnings in the Community Newspaper Group.

     International Newspaper Group. The International Newspaper Group's operating income increased $0.2 million to $8.6 million in the first quarter of 1996, compared with $8.4 million in 1995. As a percentage of International Newspaper Group revenues, operating income was 7.7% in the 1996 period and 8.7% in the 1995 period. Higher revenues were partially offset by higher newsprint costs of $6.9 million and product enhancement costs of $3.2 million.

     NET INTEREST EXPENSE. Net interest expense increased $1.8 million to $12.6 million in the first quarter of 1996, compared with $10.8 million in the first quarter of 1995. Most of the increase was the result of higher average debt levels related to the cost of community newspaper acquisitions completed in the fourth quarter of 1995 and the purchases of additional ordinary shares of The Telegraph in December 1995.

     EQUITY IN EARNINGS OF AFFILIATES. Equity in the earnings of affiliates declined by $2.3 million to $3.4 million in the first quarter of 1996, compared with $5.7 million in the first quarter of 1995. The Company's share of higher newsprint costs at Fairfax and Southam amounted to $2.3 million during the first quarter of 1996. In addition, the Company's share of first quarter 1996 costs recorded by Fairfax associated with the termination of senior executives and redundancy costs related to the opening of a new printing plant totaled $1.4 million.

     NON-OPERATING INCOME. Non-operating income decreased by $10.0 million to $2.5 million in the first quarter of 1996, compared with $12.5 million in the first quarter of 1995. The first quarter 1995 amount included a gain on the sale of marketable securities of $11.9 million, with no comparable event in the first quarter 1996.

     INCOME TAXES. Income taxes of $1.7 million were recorded in the first quarter of 1996, compared with income taxes of $7.3 million in the first quarter of 1995. The change in tax provisions was essentially due to the change in earnings for the respective periods.

     MINORITY INTEREST. Minority interest was $5.4 million in the first quarter of 1996, compared with $7.9 million in the first quarter of 1995. Most of the decrease could be attributed to lower net earnings at The Telegraph, primarily because first quarter 1995 included a gain on sale of marketable securities, and, to a much lesser extent, a reduction in the minority interest in The Telegraph following the Company's purchase of additional ordinary shares of The Telegraph in December 1995.

     EXTRAORDINARY LOSS. The extinguishment of three credit facilities during the first quarter of 1996, prior to their expiration dates, required the write-off of unamortized deferred financing costs of $3.5 million before taxes with related tax benefits of $1.3 million.

     YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     The Company had net earnings of $6.2 million in 1995, compared with net earnings of $102.8 million in 1994. Net earnings per share were $0.11 per share in 1995, compared with $ 1.90 per share in 1994. Earnings in 1995 were unfavorably affected by a decrease of $19.3 million in equity in earnings of affiliates (including the Company's share of a special restructuring charge and loss on discontinued operations at Southam), an increase in interest expense of $10.6 million and Reorganization expenses of $8.0 million. Moreover, in 1994 net earnings were favorably affected by gains on the sale of ordinary shares of The Telegraph (which had a net earnings effect of $66.4 million or $1.23 per share). Excluding these gains, the Reorganization expenses and the Southam charges, the Company would have reported net earnings of $0.38 per share in 1995, compared with $0.67 per share in 1994.

     The remaining net earnings decline was principally due to a decrease in operating income (before giving effect to Reorganization expenses) of $7.0 million, or 10.0%, to $63.5 million in 1995 compared with $70.5 million in 1994. The operating income of The Telegraph declined by 24.6%, to $23.3 million in 1995, from approximately $31.0 million in 1994, caused principally by a decline in circulation revenues and higher newsprint costs. The United States Newspaper Group's operating income increased $0.6 million, or 1.5%, to $40.3 million (before giving effect to Reorganization expenses) from $39.6 million, due to an increase by the Community Newspaper Group to $30.3 million from $23.4 million. The Chicago Group experienced a decrease of 26.7% to $14.2 million, from approximately $19.4 million, caused largely by an increase in newsprint costs. The results in 1995 reflected a full year's operations of the Chicago Group while results in 1994 reflected nine months operations for the Chicago Sun-Times and related newspapers and exclude the results of the Daily Southtown.

     OPERATING REVENUES. The following table shows the percentage increase in revenues between 1995 and 1994 by principal business group.

                                                                     1995 VERSUS 1994
                                                                     ----------------
        United States Newspaper Group:
          Chicago Group (1).......................................         53.6%
          Community Newspaper Group...............................         10.3%
          Total...................................................         32.5%
        International Newspaper Group.............................          4.9%
        Total Operating Revenues..................................         19.3%

- ------------------

(1) Formed on March 31, 1994 with the acquisition of the Chicago Sun-Times and 61 associated newspapers.

     United States Newspaper Group. Operating revenues in the United States Newspaper Group were $559.9 million in 1995 (or 58.0% of total operating revenues), an increase of $137.3 million, or 32.5%, over the same period in 1994. Most of the increase was attributable to the Chicago Group, where operating revenues for the Chicago Sun-Times were only included for nine months in 1994 due to the March 31, 1994 acquisition date, and operating revenues for the Daily Southtown were excluded from 1994 due to its December 23, 1994 acquisition. The Community Newspaper Group's' revenues increased $21.1 million, or 10.3%. For newspapers in the Community Newspaper Group operated for both periods, revenues increased $8.5 million, or 4.1%.

     Advertising revenues in the United States Newspaper Group were $372.6 million in 1995, an increase of $86.0 million, or 30.0%, over 1994. The Chicago Group increased $73.6 million, due primarily to the inclusion of Chicago Sun-Times and Daily Southtown subsequent to their acquisitions, while the Community Newspaper Group increased $12.4 million, or 9.5%. For newspapers operated for both periods, advertising revenues increased $4.3 million, or 3.3%.

     Circulation revenues in the United States Newspaper Group were $129.7 million in 1995, an increase of $27.7 million, or 27.2% over 1994. Circulation revenues for the Chicago Group increased $22.8 million due primarily to inclusion of Chicago Sun-Times and Daily Southtown for the full 1995 period, while circulation revenues at the Community Newspaper Group increased $4.9 million, or 10.6%. For newspapers operated for both periods, circulation revenues increased $2.0 million, or 4.4%.

     Job printing revenues, derived from utilizing available press capacity for printing unaffiliated newspapers, fliers, retail store advertisements and real estate listings for third parties, increased $21.5 million, or 77.8%, to $49.2 million in 1995 from $27.7 million in the same period in 1994, primarily due to the acquisition of Daily Southtown.

     International Newspaper Group. Operating revenues in the International Newspaper Group, which consist exclusively of The Telegraph's operating revenues, were $405.0 million in 1995 (or 42.0% of total operating revenues), an increase of $18.8 million, or 4.9%, from 1994. When expressed in British pounds sterling, revenues increased by 1.1%, principally as a result of cover price recoveries and improved advertising revenues in the fourth quarter.

     Advertising revenues for 1995 increased $27.2 million to $263.0 million, or 11.5% over 1994. When expressed in British pounds sterling, advertising revenues increased 8.0%. In local currency, classified advertising for The Daily Telegraph showed a 21% increase due primarily to recruitment advertising, while financial advertising revenues were 20% lower than in 1994 and display advertising increased by approximately 3% over 1994.

     Circulation revenues for 1995 were $133.0 million, a decline of $10.3 million, or 7.2%, from the 1994 period. When expressed in British pounds sterling, circulation revenues declined by 10.1%, although average circulation copies for The Daily Telegraph increased in 1995. When the weekday edition cover price was reduced, there was no offsetting reduction in commissions paid to wholesalers and retailers of The Daily Telegraph. Since circulation revenues are recorded net of commissions paid to wholesalers and retailers, this resulted in a decline in circulation revenue relating to weekday sales of The Daily Telegraph from approximately 31.5p to 13.5p per copy. The cover price of the Saturday edition, The Daily Telegraph's highest circulation day, was left unaltered at 70p without loss of circulation. The cover price of The Sunday Telegraph (average circulation approximately 697,000) was left unaltered at 70p. Sunday edition circulation benefitted from a weekend voucher program introduced in April 1994 which was discontinued in September 1995. The effect of the cover price reduction on circulation revenues for 1994 was limited, but the full effect of such reduction adversely affected circulation revenues for the first nine months of 1995, notwithstanding a weekday cover price increase of 5p per copy announced in July 1995. On November 20, 1995, The Daily Telegraph increased the cover price of its weekday editions by an additional 5p to 40p and reduced its recommended retail margin from 11.9p to 10.0p per copy, following a cover price increase and a reduction of retail margin announced by its principal competitor. Circulation revenues during the fourth quarter of 1995 improved by 40.1% in United States dollars and 35.7% in British pounds sterling over the same period in 1994.

     OPERATING COSTS AND EXPENSES. Operating costs and expenses are comprised of (i) operating costs, (ii) general and administrative expenses, (iii) depreciation and amortization expenses and (iv) allocable expenses from Hollinger Inc. The following table shows the percentage increase in operating costs and expenses between 1995 and 1994 by principal business group.

                                                                     1995 VERSUS 1994
                                                                     ----------------
        United States Newspaper Group:
          Chicago Group...........................................         61.4%
          Community Newspaper Group...............................          7.8%
          Total...................................................         37.8%
        International Newspaper Group.............................          7.5%
        Total Operating Costs and Expenses........................         23.2%

     United States Newspaper Group. Total operating costs and expenses in the United States Newspaper Group were $527.7 million, an increase of $144.6 million, or 37.8%, over 1994. This increase was due primarily to the inclusion of costs and expenses attributable to the Chicago Group for the full year. As a percentage of total United States Newspaper Group revenues, operating costs and expenses increased to 94.2% from 90.6%.

     Operating costs, which consist primarily of labor and, to a lesser extent, newsprint costs, were $424.1 million in 1995, an increase of $131.9 million, or 45.1%, over 1994. As a percentage of United States Newspaper Group revenues, operating costs increased to 75.8% in 1995 from 69.1% in 1994. Most of this increase was due to the inclusion of the Chicago Group for the full 1995 period. The balance was due principally to higher newsprint costs, which offset cost saving measures initiated by the Company, including reduced pagination, reduced page size, improved efficiencies in distribution and the on-going staff reduction program. Within the Chicago Group, newsprint costs as a percentage of Chicago Group revenues rose by approximately six percentage points to 21.5% of such revenues. Within the Community Newspaper Group, lower cost inventories moderated the impact of increased newsprint costs so that newsprint costs as a percentage of Community Newspaper Group revenues increased to 12.5% in 1995 from 9.6% in 1994. Newsprint costs are expected to increase further in 1996.

     General and administrative expenses decreased $2.0 million, or 3.8%, to $49.4 million in 1995 from $51.4 million in 1994. As a percentage of United States Newspaper Group revenues, general and administrative expenses decreased to 8.8% from 12.2%. This decrease was the result of the implementation of the Company's cost reduction program, mainly at the Chicago Group which improved versus 1994 even though it did not record a full year in 1994.

     Expenses associated with the Reorganization were $8.0 million in 1995 and there were no comparable unusual expenses in 1994.

     International Newspaper Group. Total operating costs and expenses at The Telegraph were $381.9 million in 1995, an increase of $26.6 million, or 7.5%, over 1994. When expressed in British pounds sterling, total operating costs and expenses increased 4.1% over 1994. Total operating costs and expenses as a percentage of Telegraph revenues, were 94.3% in 1995, compared with 92.0% in 1994, primarily as a result of higher newsprint costs and lower revenues due to reduced cover prices of the weekday edition of The Daily

Telegraph. As a percentage of Telegraph revenues, newsprint costs increased to 22% in 1995 from 17% in 1994.

     General and administrative expenses were $40.7 million in 1995, an increase of $9.2 million, or 28.7%, over 1994. When expressed in British pounds sterling, general and administrative expenses increased by 26.6% in 1995.

     OPERATING INCOME. The above changes in operating revenues and operating costs and expenses resulted in the following increases (decreases) in operating income between 1995 and 1994 by principal business group.

                                                                     1995 VERSUS 1994
                                                                     ----------------
        United States Newspaper Group:
          Chicago Group (1).......................................         (26.7)%
          Community Newspaper Group...............................          29.5%
          Total(2)................................................           1.8%
        International Newspaper Group.............................         (24.6)%
        Total Operating Income(2).................................         (10.0)%

- ------------------

(1) Formed on March 31, 1994 with the acquisition of the Chicago Sun-Times and 61 associated newspapers.

(2) Excludes effect of reorganization expenses of $8.0 million in 1995.

     United States Newspaper Group. Operating income in the United States Newspaper Group was $32.3 million in 1995, a decrease of $7.3 million, or 18.4%, from 1994, after Reorganization expenses of $8.0 million in 1995. Otherwise, increased revenue, due largely to the full period recognition of the Chicago Group, and benefits from cost reduction efforts, were largely offset by higher newsprint costs. The Community Newspaper Group's performance, notwithstanding newsprint cost increases, improved by 29.5%, while the Chicago Group experienced a decline of 26.7% caused largely by newsprint cost increases. As a percentage of total United States Newspaper Group revenues, operating income declined to 5.8% from 9.4%.


     International Newspaper Group. Operating income at The Telegraph was $23.3 million in 1995, a decrease of $7.6 million, or 24.6%, from 1994. As a percentage of Telegraph revenues, operating income declined to 5.7% from 8.0%. When expressed in British pounds sterling, the operating income decrease was 23.3%. This decline was attributable to the reduced cover price for the weekday editions of The Daily Telegraph. Total newsprint costs in 1995 increased 29% over 1994 (when expressed in British pounds sterling), but were partially offset by cost savings measures.


     EQUITY IN EARNINGS OF AFFILIATES. Equity in the earnings of Fairfax, Southam and the two joint venture printing companies was $16.4 million in 1995 compared with $35.7 million in 1994. Fairfax accounted for $24.7 million, a decrease of $7.2 million from the prior period. The equity in the 1995 Southam loss was $10.7 million, compared with earnings of $3.5 million in 1994. Southam recorded restructuring charges of Cdn.$120 million in 1995 with the Company's share being equivalent to $9.0 million in net earnings or $0.16 per share. Southam also experienced a loss on discontinued operations which had an impact on the Company equivalent to $1.7 million in net earnings, or $0.03 per share. The restructuring charges consist of amounts for severance to be paid due to downsizing and the write-down of fixed assets at a printing facility which will be closed.

     GAIN ON SALE OF SECURITIES. Other income of $14.7 million in 1995 consisted mostly of the gain on sale of subsidiary shares and marketable securities in 1995 of $12.0 million. Comparable gains in 1994 consisted of a gain of $80.6 million from the sale of 12.5 million ordinary shares of The Telegraph in May 1994.

     INTEREST EXPENSE. Interest expense increased by $10.6 million, or 32.5%, to $43.2 million in 1995, compared with $32.6 million in 1994. Interest expense related to the United States Newspaper Group increased by $6.9 million in 1995, reflecting mainly the increase in long-term debt related to the acquisition of the Daily Southtown in December 1994 and 16 paid daily community newspapers in September and October 1995.

     INCOME TAXES. Income tax expense for 1995 was $18.1 million, compared with $41.3 million in 1994. Income tax expense for 1995 consisted of $2.8 million in United States taxes and $15.3 million in foreign taxes, compared with $4.4 million United States taxes and $36.9 million in foreign taxes for 1994, reflecting a substantial decline in operating income at The Telegraph in the 1995 period.

     MINORITY INTERESTS. Minority interest reflects the interest of the minority holders of ordinary shares of The Telegraph in the earnings of The Telegraph and its affiliated companies and dividends on redeemable preferred stock of two subsidiary companies. The amount attributable to minority interests increased to $22.6 million in 1995, as compared with $21.4 million in 1994.

     YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

     The Company had net earnings for 1994 of $102.8 million compared with $25.8 million for 1993. Net earnings per share for 1994 were $1.90 compared with $1.03 for 1993, before the unfavorable effect of a cumulative change in accounting for income taxes of $0.50 per share in 1993. The improvement was primarily the result of a $80.6 million gain on the sale of ordinary shares in The Telegraph in 1994 (which after tax was equivalent to $1.23 per share) which has been included in other income. The gain on the sale of Telegraph shares in 1993 was $7.3 million, or $0.15 per share. The Company also benefitted from the acquisition in March 1994 of the Chicago Group, consisting of the Chicago Sun-Times and 61 related suburban newspapers in the Chicago metropolitan area, and from an increase in equity in earnings of affiliated companies (principally Fairfax) of approximately $22.2 million, enhanced further by the full year effect of the increase in The Telegraph's ownership interest in Fairfax to 24.8% from 15%. Results of operations were adversely affected by a 55.6% decline in operating income in The Telegraph due in large part to a decline in circulation revenue following reductions in the cover price of the weekday edition of The Daily Telegraph in June 1994 in response to price competition from its principal competitor.

     OPERATING REVENUES. The following table shows the percentage increases in revenues between 1994 and 1993 by principal business group.

                                                                     1994 VERSUS 1993
                                                                     ----------------
        United States Newspaper Group:
          Chicago Group (1).......................................            --
          Community Newspaper Group...............................          11.1%
          Total...................................................         128.4%
        International Newspaper Group.............................           0.4%
        Total Operating Revenues..................................          42.0%

- ------------------

(1) Formed on March 31, 1994 with the acquisition of the Chicago Sun-Times and 61 associated newspapers.

     United States Newspaper Group. Operating revenues in the United States Newspaper Group were $422.6 million in 1994 (or 52.2% of total operating revenues), an increase of $237.6 million, or 128.4%, over 1993. This increase resulted primarily from the addition of revenues of $217.0 million from the acquisition of the Chicago Sun-Times and 61 associated newspapers in March 1994. Revenues in the Community Newspaper Group were $205.5 million, an increase of $20.5 million, or 11.1%, over 1993 principally as a result of acquisitions. For newspapers operated in both periods, revenues increased $6.7 million, or 3.7%.

     Advertising revenues in the United States Newspaper Group increased $171.6 million, or 149.2%, to $286.6 million in 1994 from $115.0 million in 1993. This increase was primarily the result of the acquisition of the Chicago Sun-Times. For newspapers operated in both periods, the increase was $5.4 million, or 4.9%.

     Circulation revenues in the United States Newspaper Group increased $59.5 million, or 139.9%, to $102.0 million in 1994 from $42.5 million in 1993, almost wholly as a result of acquisitions. Based on Company estimates, daily paid and non-daily paid circulation of newspapers acquired during 1994 were approximately 577,000 and 815,000, respectively, which represented approximately 51% and 66% of the aggregate to total paid circulation at December 31, 1994 for all newspapers in the United States Newspaper Group. For newspapers operated in both periods, circulation revenues increased $0.8 million, or 2.0%.

     Job printing revenues increased $2.6 million, or 10.5%, to $27.7 million in 1994 from $25.0 million in 1993 as a result of targeted marketing efforts by the Company in the geographic markets adjacent to the Company's principal production facilities.

     International Newspaper Group. Operating revenues at The Telegraph were $386.2 million in 1994 (or 47.8% of total operating revenues), an increase of $1.7 million, or 0.4%, over 1993. However, revenues expressed in British pounds sterling declined 1.4% in 1994. Increases in advertising revenues were offset by a decline in circulation revenues resulting from a period of intense price competition initiated by The Daily Telegraph's principal competitor.

     Advertising revenue increased $34.1 million, or 16.9%, to $235.8 million in 1994 from $201.6 million in 1993. When expressed in British pounds sterling, newspaper advertising revenues increased 13.2% principally due to increases in classified advertising and to a lesser extent in display advertising.

     Circulation revenue declined $31.9 million, or 18.2%, to $143.2 million in 1994 from $175.1 million in 1993. When expressed in British pounds sterling, circulation revenues declined 19.8% from 1993. This was primarily the result of a reduction in the cover price of the weekday editions of The Daily Telegraph in June 1994 from 48p to 30p in response to similar reductions by The Daily Telegraph's principal competitor, without any offsetting reduction in commissions paid to wholesalers and retailers.

     OPERATING COSTS AND EXPENSES. Operating costs and expenses are comprised of (i) operating costs, (ii) general and administrative expenses, (iii) depreciation and amortization expenses and (iv) allocable expenses from Hollinger Inc. The following table shows the percentage increases in operating costs and expenses between 1994 and 1993 by principal business group.

                                                                     1994 VERSUS 1993
                                                                     ----------------
        United States Newspaper Group:
          Chicago Group (1).......................................            --
          Community Newspaper Group...............................          10.4%
          Total...................................................         129.4%
        International Newspaper Group.............................          12.8%
        Total Operating Costs and Expenses........................          53.2%

- ------------------

(1) Formed on March 31, 1994 with the acquisition of Chicago Sun-Times and 61 associated newspapers.

     United States Newspaper Group. Total operating costs and expenses in the United States Newspaper Group were $383.0 million in 1994, an increase of $216.1 million, or 129.4%, over 1993. As a percentage of total United States Newspaper Group revenues, however, such costs and expenses increased only slightly to 90.6% in 1994 from 90.2% in 1993.

     Operating costs, which consist primarily of labor and, to a lesser extent, newsprint costs, were $292.2 million, an increase of $183.1 million, or 167.8%, over 1993, primarily as a result of acquisitions. As a percentage of United States Newspaper Group revenues, operating costs increased to 69.2% in 1994 from 59.0% in 1993. This increase came principally from the acquired Chicago Group, where operating costs amounted to 78.8% of Chicago Group revenues, as compared to 58.9% of the Community Newspaper Group revenues. For newspapers operated in both periods, operating costs increased $2.2 million, or 2.1%.

     General and administrative expenses increased $21.9 million, or 74.1%, to $51.4 million in 1994 from $29.5 million in 1993. As a percentage of United States Newspaper Group revenues, general and administrative expenses decreased to 12.2% in 1994 from 16.0% in 1993. This change came principally from the acquired Chicago Group, where general and administrative expenses were 8.0% of Chicago Group revenues, as compared to 16.6% of the Community Newspaper Group revenues.

     Depreciation and amortization expenses were $35.8 million, an increase of $10.0 million, or 38.7%, over 1993, due primarily to the addition of $8.5 million in depreciation and amortization expenses relating to the acquisition of Chicago Sun-Times in March 1994. As a percentage of United States Newspaper Group operating revenues, depreciation and amortization was 8.5% in 1994 and 14.0% in 1993.

     Expenses allocated from Hollinger Inc. were $3.6 million in 1994, an increase of $1.1 million, or 43.2%, over 1993. This reflected the cost of various additional management and administrative services provided by Hollinger Inc. to the enlarged United States Newspaper Group in 1994.

     International Newspaper Group. Total operating costs and expenses at The Telegraph were $355.3 million in 1994, an increase of $40.4 million, or 12.8%, over 1993. When expressed in British pounds sterling, total operating costs and expenses increased 10.8% and, when viewed as a percentage of Telegraph revenue, increased to 91.2% in 1994, from 81.2% in 1993. Most of the absolute increase in costs occurred in operating costs, as the other category changes were nominal, and most of the apparent shift in costs as a percentage of revenues was attributable to the reduction in cover price in June 1994, which decreased the revenue component of the calculation.

     Operating costs at The Telegraph were $313.0 million in 1994, an increase of $39.9 million, or 14.6%, from 1993, primarily due to increases in newsprint costs and promotional expenditures. When expressed in British pounds sterling, newsprint costs rose 15.1% over 1993 and promotional expenditures increased by 43.1%. As a consequence of the "price war," circulation was stimulated, which increased the number of copies produced. At the same time, advertising volume increased, which increased the number of pages per copy. Both factors contributed to the increase in total operating costs. As a percentage of Telegraph revenues (when expressed in British pounds sterling), labor costs increased to 18.4% in 1994 from 17.5% in 1993, while newsprint costs increased to 17.0% in 1994 from 14.6% in 1993.

     General and administrative expenses were $31.5 million in 1994, an increase of $0.2 million, or 0.5%, over the 1993 period. When expressed in British pound sterling, general and administrative expenses declined by 1.6% in 1994.

     OPERATING INCOME. The above changes in operating revenues and operating costs and expenses resulted in the following increases (decreases) in operating income between 1994 and 1993 by principal business group.

                                                                     1994 VERSUS 1993
                                                                     ----------------
        United States Newspaper Group:
          Chicago Group (1).......................................            --
          Community Newspaper Group...............................          17.0%
          Total...................................................         119.0%
        International Newspaper Group.............................         (55.6)%
        Total Operating Income....................................         (19.7)%

- ------------------

(1) Formed on March 31, 1994 with the acquisition of the Chicago Sun-Times and 61 associated newspapers.

     United States Newspaper Group. Operating income improved in 1994 by $21.5 million, or 119.0%, to $39.6 million. As a percentage of United States Newspaper Group revenues, operating income declined slightly from 9.8% to 9.4%. The Chicago Group represented $18.4 million of the improvement during the nine months following the acquisition of the Chicago Sun-Times and its 61 associated newspapers. The Chicago Group's lower operating margin as compared to that of the Community Group accounted for the decline in margin; however, even in this brief period the Chicago Group improved its operating income as a percentage of Chicago Group operating revenues to 7.1%, compared with 2.9% in 1993 on a pro forma basis. The Community Newspaper Group improved its operating income as a percentage of Community Newspaper Group operating revenues to 10.3% in 1994, compared with 9.8% in 1993.

     International Newspaper Group. Operating income at The Telegraph was $31.0 million, a decline of $38.8 million, or 55.6%, from 1993. When expressed in British pounds sterling, this represented a 54.0% decrease and was primarily due to the reduction in cover price of weekday editions of The Daily Telegraph in June 1994.

     EQUITY IN THE EARNINGS OF AFFILIATES. Equity in the earnings of Fairfax, Southam and the two printing joint ventures increased $22.2 million to $35.7 million in 1994, compared with $13.5 million in 1993. This increase reflected a $18.4 million increase in earnings from Fairfax and the first full year effect of the increase in The Telegraph's holding in Fairfax from 15.0% to 24.8%. Equity accounting for the Southam investment commenced April 1, 1994 and added $3.5 million to income in 1994.

     OTHER INCOME. Other income of $80.8 million in 1994 consisted mainly of the gain of $80.6 million from the May 1994 public sale of 12.5 million ordinary shares of The Telegraph. Applicable income taxes relating to the sale of shares aggregated $14.2 million. The net earnings effect of this gain was $66.4 million, equivalent to $1.25 per share. In 1993, other income was $29.1 million principally as a result of the gain on the sale of 2.0 million ordinary shares of The Telegraph ($7.3 million), a gain on the sale of marketable securities ($17.6 million) and a gain on dilution with respect to The Telegraph stake in Fairfax ($3.6 million).

     INTEREST EXPENSE. Interest expense increased by $6.3 million, or 24.1%, to $32.6 million in 1994 as compared with $26.3 million in 1993. Interest expense related to the United States Newspaper Group increased by $4.4 million to $23.4 million in 1994, reflecting an increase in long-term debt due to the acquisition of Chicago Sun-Times, which was partially offset by a lower interest rate for borrowings under the United States subsidiaries' bank credit facilities. Interest expense of The Telegraph increased by $2.0 million, or 27.4%, as a result of the full year effect of borrowings related to investments in Fairfax and Southam made during 1993.

     INCOME TAXES. Income tax expense for 1994 of $41.3 million consisted of $4.4 million in United States income taxes, and $36.9 million in foreign taxes, as compared with $36.5 million in 1993 when no United States income taxes were payable.

     Effective January 1, 1993, the Company adopted, on a prospective basis, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of the change in the method of accounting for income taxes is reported as a non-cash charge of $24.3 million in the Supplemental Consolidated Statement of Operations for the year ended December 31, 1993. The Cumulative effect principally represents the recording of deferred tax liabilities related to certain intangible assets associated with the International Newspaper Group which have no tax bases.

     MINORITY INTEREST. Minority interest reflects the interest of the minority holders of ordinary shares of The Telegraph in the earnings of The Telegraph and its affiliated companies and dividends on the DTH and FDTH Preference Shares, net of related swap income. The amount attributable to minority interest in 1994 declined to $21.4 million from $25.5 million in 1993, primarily as a result of The Telegraph's earnings decline in 1994. The holdings of the minority in The Telegraph increased to 41.4% at December 31, 1994 from 33.6% at December 31, 1993.

LIQUIDITY AND CAPITAL RESOURCES

     WORKING CAPITAL. Working capital consists of current assets less current liabilities. Current assets were $270.1 million, $197.6 million and $253.6 million at March 31, 1996, December 31, 1995 and 1994, respectively. The increase was essentially due to a $68.9 million increase in cash equivalents during the first quarter of 1996. Current liabilities, excluding debt obligations, were $133.0 million, $124.8 million and $142.2 million, respectively, at March 31, 1996, December 31, 1995 and 1994. The increase was due mainly to increases in accrued expenses and deferred revenue. Short-term debt was $68.4 million at March 31, 1996, $196.9 million at December 31, 1995 and $122.0 million at December 31, 1994, and decreased primarily as a result of the consummation of the Company's Notes and Class A Common Stock offerings in February 1996. Intercompany indebtedness and other amounts due Hollinger Inc. were $4.1 million at March 31, 1996, $21.5 million at December 31, 1995 and $100.1 million at December 31, 1994, reflecting $90.9 million paid by FDTH as partial consideration for Hollinger's direct and indirect interest in Southam in July 1995. The

Company's consolidated working capital was $68.8 million at March 31, 1996 and the consolidated working (deficit) was $(124.2) million at December 31, 1995 and $(10.6) million at December 31, 1994.


     Subsequent to December 31, 1995, the Company issued 16,100,000 shares of Class A Common Stock and, through Publishing, $250 million of 9 1/4% Senior Subordinated Notes in February 1996. The aggregate net proceeds from these offerings were $384.6 million, which were used to repay interim and long term bank loans of $290 million and certain amounts due to Hollinger Inc. of $20.8 million. The remaining net proceeds were added to the Company's available cash, which was used to finance the acquisition of certain United States community daily newspapers in April 1996 for approximately $31.0 million in cash and for general corporate purposes. The Publishing Credit Facility, which was entered into in February 1996, has been amended to increase the amount available thereunder to $125.0 million, which the lender has agreed to amend to provide for a maximum of $150.0 million of available credit, of which $140.0 million is expected to be used to finance in part the purchase of the Telegraph ordinary shares with the balance available for general corporate purposes. See "Description of Indebtedness and Certain Other Obligations" for a discussion of certain financing arrangements entered into in connection with the Scheme and the purchase of the Power Shares and certain other obligations of the Company.



     In the near term, the Company plans to fund its working capital needs through available cash, working capital lines under the Amended Publishing Credit Facility and the FDTH Credit Facility, a portion of the proceeds from this Offering and the PRIDES Offering and internally generated funds. The Company is considering the issuance of additional debt and equity securities after the completion of this Offering and the PRIDES Offering to repay short term debt under the Southam Facility, the FDTH Credit Facility and the Amended Publishing Credit Facility (or any extension or refinancing of the foregoing). See "Future Financing Plans."



     EBITDA. EBITDA, which represents the Company's earnings before interest expense, income taxes, depreciation and amortization, minority interest, equity in earnings of affiliates and certain other income items was $24.7 million in the first quarter of 1996, $114.3 million, $127.0 million and $130.8 million in 1995, 1994 and 1993, respectively. EBITDA in the second quarter of 1996 is expected to increase as compared to the second quarter of 1995. The Company believes that EBITDA largely determines its ability to fund current operations and to service debt due to the significant number of acquisitions made by the Company which have resulted in non-cash charges for depreciation and amortization. These non-cash charges have adversely affected net earnings but have not affected EBITDA.


     CASH FLOW. Cash flows on a consolidated basis from operating activities (calculated in accordance with United States generally accepted accounting principles) were $15.7 million in the first quarter of 1996 and $15.3 million, $79.5 million and $93.4 million in 1995, 1994 and 1993, respectively. Excluding changes in working capital (other than cash), cash from operating activities was $13.6 million in the first quarter of 1996 and $64.8 million, $68.4 million and $76.2 million for 1995, 1994, and 1993 respectively. The decline in these amounts over the three years reflects the effects of period to period declines in operating income that resulted mainly from the adverse effect of the cover price war on the Telegraph's results offset partly by improved advertising results at the Telegraph and by improved operating results in the United States. Cash from operating activities (excluding changes in working capital) was $1.8 million less in the first quarter of 1996 than the comparable period in 1995 due primarily to a $9.8 million (net of taxes) increase in newsprint and other paper costs. Working capital changes provided cash of $2.1 million in the first quarter of 1996, required cash of $49.5 million in 1995 and provided cash of $11.0 million and $17.3 million in 1994 and 1993, respectively. The largest single factor involved in these differences was taxes provided in 1994 on the $80.6 million gain on sale of The Telegraph shares which were paid in 1995. Other changes reflect normal variations from year to year in inventory, accounts receivable, short term liabilities and other working capital items.

     Cash flows provided by (used in) investing activities were $(2.9) million in the first quarter of 1996, $(144.7) million in 1995, $(151.6) million in 1994, and $(182.0) million in 1993, reflecting principally the acquisition of 16 paid daily community newspapers and the purchase of additional Telegraph shares in 1995, investments in Fairfax and Southam and the acquisition of the Chicago Sun-Times in 1994, offset by the proceeds from the sale of shares of The Telegraph and other marketable securities. Cash flows provided by

(used in) financing activities were $56.1 million in the first quarter of 1996, $37.0 million in 1995, $156.5 million in 1994, and $54.2 million in 1993.
Subsequent to year end 1995, the Company completed concurrent debt and equity offerings and applied the net proceeds thereof as described above under "Working Capital." Cash flows in the prior three years reflected changes in borrowings and proceeds from the sale of Class A Common Stock and preference shares issued by DTH and FDTH, two English subsidiaries of the Company, offset by dividend payments.


     CAPITAL EXPENDITURES AND ACQUISITION FINANCING. The United States Newspaper Group and the International Newspaper Group have funded their capital expenditures and acquisition and investment activities out of cash provided by their respective operating activities, borrowings under their bank credit facilities and, in the case of the United States Newspaper Group, borrowings from institutional lenders, advances from Hollinger Inc., proceeds from the Company's initial public offering in May 1994 and concurrent debt and equity offerings in February 1996. See "Working Capital."



     In May 1996, Hollinger Inc. acquired the Power Shares. Such acquisition was financed by Cdn.$300 million in borrowings by the Company under the Southam Facility which are guaranteed by Hollinger Inc. and mature on November 25, 1996. The funds under the Southam Facility were advanced by the Company to a Canadian subsidiary of Hollinger Inc. as an intercompany loan. The Hollinger Inc. guarantee of the Southam Facility is secured by a pledge of the Power Shares and 7,539,028 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock held by Hollinger Inc. See "The Company--Recent Developments--Southam."



     In connection with the Scheme, the Company entered into definitive agreements with certain financial institutions for short term bank credit facilities and bridge financing in the aggregate amount of approximately $625 million to provide the necessary financing for the Scheme, which is expected to cost approximately $463 million (including related transaction costs) and to repay outstanding bank indebtedness of The Telegraph, which is expected to be approximately $173 million at the time the Scheme is consummated. See "The Company--Recent Developments--The Telegraph."



     Reference is made to "Description of Indebtedness and Certain Other Obligations" for a description of certain financing arrangements entered into in connection with the Scheme and the purchase of the Power Shares.


     United States Newspaper Group. The Company made capital expenditures of $2.9 million in the first quarter of 1996 and $16.3 million, $16.4 million, and $3.6 million in 1995, 1994, and 1993, respectively, primarily for purchases of computerized pre-press and other production equipment and improvements to its properties in the United States and Israel. The Company plans to acquire a new site in Chicago and to construct a new printing facility in 1996 and 1997 at an estimated cost of approximately $75.0 million, to be operational in mid-1998. The Company's capital expenditure budget for 1996 is $34.0 million.

     The Company acquired and disposed of newspapers and other publications in the United States in the first quarter of 1996 for a net cost of $2.6 million and in 1995, 1994 and 1993 for aggregate cash consideration of $334.9 million primarily funded through bank borrowings. Such amount does not include notes payable to former owners and amounts due under noncompetition agreements with former owners. In 1995, the Community Newspaper Group acquired 16 paid daily newspapers with an aggregate circulation of approximately 163,000, three paid non-dailies with an aggregate circulation of approximately 37,000 and 20 free non-daily publications with an aggregate circulation of approximately 277,000, in nine states at an aggregate cash cost of approximately $95.0 million.

     The Company's acquisition of Hollinger Inc.'s indirect interest in The Telegraph, Fairfax, and Southam occurred in October 1995 and involved the issuance to Hollinger Inc. of 33,610,754 shares of Class A Common Stock and 739,500 shares of Series A Preferred Stock. The acquisition of an additional 5.1% interest in The Telegraph at a cash cost of $49.6 million was accomplished through the exercise of the Telegraph Option in October 1995.


     Upon consummation of the Scheme which, if approved, would become effective on July 31, 1996, the Company will own 100% of the ordinary shares of The Telegraph. The payment of the cash consideration to holders of Telegraph Minority Shares and the special dividend to such holders (the Company's subsidiaries having waived such dividend) would be made on or about August 8, 1996.



     On April 30, 1996, the Company consummated a trade of several newspapers with Garden State Newspapers, Inc. The Company acquired the Tribune-Democrat in Johnstown, Pennsylvania, with a daily paid circulation of 46,000, in exchange for six smaller daily newspapers and several weekly newspapers from the Company's Community Newspaper Group and approximately $31.0 million in cash, subject to certain adjustments.


     International Newspaper Group. Capital expenditures at The Telegraph were $1.2 million in the first quarter of 1996 and $5.4 million, $11.4 million, and $5.6 million in 1995, 1994, and 1993, respectively. The Telegraph capital expenditures in 1995 were principally for computer and related equipment and The Telegraph expects to spend approximately $7.8 million in 1996, principally to maintain its ongoing program to upgrade working assets. In the past two years, The Telegraph increased its investment in Fairfax and acquired its indirect interest in Southam. Such investment expenditures were $10.1 million and $203.6 million in 1994 and 1993. Not included in the capital expenditures of The Telegraph are capital expenditures of the two joint venture printing companies, which aggregated $13.4 million in the three years ended December 31, 1995. The capital expenditures and depreciation charges of the joint venture printing companies are not consolidated in the accounts of The Telegraph, but are reflected in the amount included as equity in the earnings of affiliated companies.


     EXISTING DEBT OBLIGATIONS. The Company, Publishing and its principal subsidiaries are parties to various debt agreements which have been entered into to fund acquisitions, working capital requirements and other corporate purposes, including the Scheme and the purchase of the Power Shares. At March 31, 1996, the indebtedness of the Company was $574.2 million, consisting of long-term debt ($565.0 million) and current bank loans ($9.2 million) and at December 31, 1995, the indebtedness of the Company was $621.7 million, consisting of long-term debt ($473.8 million) and current bank loans ($147.9 million). At March 31, 1996, after giving effect to the Offering and the concurrent PRIDES Offering, the Company's consolidated adjusted total debt, redeemable preferred stock and stockholders' equity would have been $1,065.8 million, $306.6 million and $674.0 million, respectively, and total debt and redeemable preferred stock would represent approximately 67.1% of its total capitalization. Of the Company's consolidated adjusted total debt, $659.0 million is due within one year or less of March 31, 1996. See "Description of Certain Indebtedness and Other Obligations."



     DIVIDENDS AND OTHER COMMITMENTS. As a result of this Offering and the PRIDES Offering, the Company will have significantly increased dividend obligations as a result of an increase in the number of shares of Common Stock outstanding and the issuance of the PRIDES in addition to debt service obligations, capital expenditures, management fees due to Hollinger Inc. and dividends on its Series A Preferred Stock. The Company has also entered into an agreement to compensate Hollinger Inc. for any payments made by Hollinger Inc. to the holders of the DTH and FDTH Preference Shares in the event such holders exercise their retraction rights and Hollinger Inc. purchases such shares pursuant to contractual arrangements with the holders. The timing of any such payments by the Company to Hollinger Inc. will be determined by Hollinger Inc. The Company has been informed by Hollinger Inc. that, in light of the additional debt financing to be incurred in connection with the acquisition of the Telegraph Minority Shares, it will not be in compliance with the Debt to Equity Ratio as of September 30, 1996. The aggregate retraction price for all DTH and FDTH Preference Shares subject to possible retraction is approximately $125.6 million (other than in respect of shares held by Argsub).



     The amount available for the payment of dividends and other obligations by the Company at any time is a function of (i) restrictions in agreements binding the Company limiting its ability to pay dividends, management fees and other payments and (ii) restrictions in agreements binding the Company's subsidiaries limiting their ability to pay dividends, management fees and other payments to the Company. The Company is not a party to a debt agreement that restricts the payment of dividends. However, certain agreements binding Publishing and other subsidiaries of the Company contain restrictive provisions. As of March 31, 1996, after giving effect to the adjustments set forth under "Capitalization," the total amount of funds that would be unrestricted as to payment of dividends, management fees and other payments by Publishing under its debt instruments would have been, under the more restrictive provisions, approximately $26 million, if the Offering and the PRIDES Offering are completed. The foregoing calculation is based on the sum of the following for the period January 1, 1996 to March 31, 1996: (i) 50% of the sum of (x) consolidated net income of Publishing and its restricted subsidiaries (principally its United States subsidiaries), or if it is a loss, 100% of such loss, and (y) amortization expense of Publishing and such subsidiaries; (ii) 50% of the cash dividends received by Publishing and its restricted subsidiaries from any unrestricted subsidiaries, including The Telegraph; and (iii) $25 million. In addition, the amount available for dividends is permitted to be increased, among other provisions, by the amount of net cash proceeds from capital contributions made to Publishing. See "Description of Indebtedness and Other Obligations." In addition, the Company's subsidiaries, American Publishing
(1991) Inc. and FDTH, are parties to agreements that limit their respective abilities to pay dividends and make other payments to the Company.



     FUTURE FINANCING PLANS. In addition to this Offering and the PRIDES Offering, the Company may, through a subsidiary or an affiliate, issue high yield debt securities, or other debt or equity securities, possibly including a security which would allow the Company to monetize its interest in Fairfax. The Company anticipates that it would apply the net proceeds from any such offering for one or more of the following: (i) the repayment of outstanding amounts under the Southam Facility, the FDTH Credit Facility and the Amended Publishing Credit Facility (or any extension or refinancing of any of the foregoing), (ii) the redemption of the DTH and FDTH Preference Shares, and (iii) other corporate purposes, including capital expenditures and acquisitions.


     INFLATION. During the past three years, inflation has not had a material effect on the Company's newspaper business in the United States, United Kingdom, Australia and Canada. However, operations of Jerusalem Post, in local currency terms, have been affected by inflation amounting to 8.1%, 14.5%, and 11.2% annually in 1995, 1994, and 1993, respectively, which to a certain extent have been offset by the devaluation of the NIS in relation to the United States dollar in each of these years by 3.9%, 1.1%, and 8.0%, respectively.

                                    BUSINESS


     The Company, through subsidiaries and affiliated companies, is a leading publisher of English-language newspapers in the United States, the United Kingdom, Australia, Canada and Israel. Included among the 131 paid daily newspapers in which the Company has an interest are the Chicago Sun-Times and The Daily Telegraph. These 131 newspapers have a world-wide daily combined circulation of approximately 4,300,000 (including 2,100,000 attributable to the publications in which the Company has a minority equity interest). In addition, the Company owns or has an interest in 379 non-daily newspapers as well as magazines and other publications. The Company's strategy is to achieve growth through acquisitions and improvements in the cash flow and profitability of its newspapers, principally through cost reductions. Since the Company's formation in 1986, the existing senior management team has acquired over 410 newspapers and related publications (net of acquisitions) in the United States, The Telegraph in the United Kingdom and Jerusalem Post in Israel, and has made significant investments in newspapers in Australia and Canada. Over this period, the Company has achieved substantial growth in revenues to $965.0 million in 1995 and realized significant improvements in operating efficiencies at its newspapers.


     The operations of the Company consist of its United States Newspaper Group and its International Newspaper Group. The Company also owns equity investments in newspaper publishing companies in Australia and Canada which contributed approximately $16.4 million to the Company's income before taxes in 1995 and approximately $3.4 million for the six months ended March 31, 1996.

BUSINESS STRATEGY

     ACQUISITIONS

     The Company's strategy is to achieve growth in its newspaper business principally through acquisitions, improvements in the cash flow and profitability of its acquired newspapers principally through cost reductions. Management also expects that additional revenue sources, including an increase in the availability of color advertising and an expansion of the Company's publications into electronic media, will contribute to the Company's future growth in revenues and cash flows. The Company plans to install new printing facilities in Chicago within the next two years, which should increase the availability of color advertising, lower production costs, improve operating efficiencies and enhance product quality. In addition, the Company recently started selling advertising space on the Chicago Sun-Times' new homepage on the Internet, and in November 1994, The Telegraph created the Electronic Telegraph on the Internet. The Jerusalem Post and many of the Company's community newspapers are also available electronically.

     The Company expects that its future acquisitions will be principally of community newspapers with daily circulation ranging from 10,000 to 25,000; however, the Company may consider the acquisition of selected larger circulation publications that meet the Company's acquisition criteria. Such larger circulation publications may include metropolitan or other significant newspapers, as well as community daily newspapers with circulation ranging from 25,000 to 75,000 (such as the Johnstown Tribune-Democrat), to the extent they become available and meet the Company's acquisition criteria. The Company constantly seeks newspaper acquisition candidates that are underperforming in terms of cash flow but have a long history of publishing within a community and, from the Company's point of view, possess strong readership and advertiser loyalty; have the potential for increased gross operating profit through cost reductions, revenue enhancements and synergies with the Company's existing operations; and are available at attractive prices. The Company's strategy is to operate newspapers in regional clusters where feasible, which enables the Company to market advertising on a regional basis and allows for cost savings from reduction in overhead, centralized purchasing and, to the extent practicable, regionalized printing.

     The Company expects the Scheme to be completed in early August 1996 as a result of which The Telegraph would become indirectly wholly owned by the Company. The Company believes that, as a consequence, it will have greater access to the cash flow of The Telegraph and will have enhanced financing and corporate flexibility. In late May 1996 Hollinger Inc. acquired a 21.5% interest in Southam, which together with the 19.5% interest indirectly owned by the Company, provides Hollinger Inc. and the Company with a combined 41% interest in Southam. Hollinger Inc.'s stated plans are to increase its ownership interest by permissible purchases to or above 50% and may, subject to market and other conditions, seek to acquire all Southam common shares not then owned or controlled by Hollinger Inc. or the Company through an offer of the Company's Class A Common Stock or securities convertible into or exchangeable for such stock. See "Recent Developments."


     Hollinger Inc. and the Company have agreed to combine their interests in Southam so that the Company will hold indirectly non-voting common shares and voting preference shares representing one half of the voting power and all of the equity of their combined interests. Hollinger Inc. will hold voting preference shares representing one-half of the voting power and with nominal amount of paid-up capital which will not be entitled to any payments, including dividends, other than a liquidation preference on the nominal amount. Hollinger Inc. and the Company expect this transaction to occur promptly following the July 22, 1996 Southam shareholders meeting. In addition, the Company intends to seek a ruling from Revenue Canada that would permit the Company to hold indirectly 100% of the equity interests in Southam held by the Company and Hollinger Inc. without affecting Southam's status as a Canadian publisher of newspapers and periodicals. If such ruling is received and approval is obtained under the Investment Act Canada, the full ownership of the equity interests in Southam held by Hollinger Inc. and the Company would be transferred to the Company. If the Company obtains control of Southam (through share ownership or otherwise), Southam's results of operation will be consolidated for accounting purposes. Senior management of Hollinger Inc. and the Company believes that, although Southam has undertaken in the past two years to focus on its core businesses and improve operating efficiencies, there are significant additional opportunities for enhanced operating performance and improvements in editorial quality to be realized at Southam. Senior management of Hollinger Inc. also believes that the combined approximately 41% interest in Southam, together with the changes in Southam's Board of Directors proposed by Hollinger Inc., should enable it to have greater influence in assisting Southam to achieve these objectives. However, there can be no assurance as to the timing or ultimate ability of the Company and Hollinger Inc. to achieve these objectives.

     The Telegraph's approximate 25% ownership minority interest in Fairfax cannot be increased under existing Australian foreign ownership regulations. An Australian governmental committee is currently reviewing media ownership rules and is expected to make its recommendations in early 1997. Management has stated that the outcome of the Australian government review will be taken into account in determining The Telegraph's strategy in relation to its investment in Fairfax. Depending upon the outcome of the Australian government review of its foreign investment policies and other relevant factors, the Company intends either to (i) increase its investment in Fairfax possibly to a majority position or (ii) sell or otherwise dispose of its interest in Fairfax, which should result in a substantial capital gain and (depending upon the structure of any such transaction) use all or a portion of the proceeds to reduce the Company's long term debt.

     The Company and Hollinger Inc. have agreed that the Company will be Hollinger Inc.'s principal vehicle for engaging in and effecting acquisitions in the newspaper business and in related media businesses in the United States, Israel, Canada (through Southam) and, through The Telegraph, the Telegraph Territory. Hollinger Inc. has reserved to itself the ability to pursue all media (including newspaper) acquisition opportunities outside the United States, Israel and the Telegraph Territory, and all media acquisition opportunities unrelated to the newspaper business in the United States, Israel and the Telegraph Territory.

     IMPROVING PROFITS OF ACQUIRED NEWSPAPERS

     The Company's approach to improving profitability depends on the particular newspaper acquired but typically includes the introduction of measures to reduce costs, improve efficiency and enhance product quality, including the visual quality of printed pages. Generally, the most immediate contribution to profitability is cost reductions and the most significant source of savings is labor costs. For its community newspapers, the Company's objective is to achieve employee costs as a percentage of annual newspaper revenues of not more than 30%. In 1995 employee costs (including salaries, wages, fringe benefits, employment-related taxes and other direct employee costs) as a percentage of revenues for all publications in the Community Newspaper Group were 33%.

     The Company has achieved additional cost savings through the centralization of newsprint purchasing and certain other functions, such as accounting and personnel. To achieve greater product quality and cost reductions, the Company has also introduced modern and efficient computerized pre-press facilities and, where justified by economic and operational criteria, has regionalized production operations at its community newspapers. The installation of a new printing plant at Chicago Sun-Times, with an estimated completion date in mid-1998, is expected to result in production efficiencies and increased color printing capability in addition to improved printing quality.

     The Company also seeks to increase revenues of acquired newspapers by, among other things, offering co-op and national advertising programs not typically available to locally owned newspapers. Potential new revenue sources include national classified advertising, niche publications (such as specialized "total market coverage" publications) and the provision of distribution services to other publishers of printed matter. Management believes that it can capitalize on its existing sales, editorial and distribution capabilities in the communities it now serves by pursuing these and other sources of new revenue. Management also believes that there may be opportunities resulting from technological changes in the assembly and dissemination of information and that the Company's newspapers are well positioned, in terms of geographic diversity and as a primary source of information, to act as sources of local and regional news to be delivered by other information-gathering networks. The timing and extent of any such opportunities, however, are uncertain.

     Community Newspaper Group. To evaluate the operating performance of its United States community newspapers, and to assist in the annual budgeting process and in targeting capital expenditures, management assesses each of its publications on the basis of its gross operating profit and operating profit margins. Gross operating profit ("G.O.P.") is defined as revenues less operating costs and general and administrative expenses, excluding certain immaterial corporate overhead charges. By comparison, as a measure of operating performance, EBITDA represents income before interest expense, income taxes, depreciation and amortization, minority interest, equity in earnings of affiliates and certain other income items. Operating profit margin ("Margin") is determined by dividing G.O.P. by total operating revenues (before intercompany eliminations). In 1995, the Company achieved a Margin of 28.8% for community newspapers acquired in 1986, as compared to a Margin of 16.8% and (35.2)% for community newspapers acquired in 1993 and 1994, respectively.

     Chicago Group. Management of the Company has developed a business strategy for each of the Chicago Group newspapers, including the Chicago Sun-Times, to improve circulation, advertising revenue and market share by emphasizing local coverage, differentiating areas of circulation to improve home subscription sales, particularly for the Chicago Sun-Times, and developing advertising strategies that focus on each newspaper's natural circulation or readership advantage. It has been a major objective of management over the past three years to differentiate the Chicago Sun-Times from its principal daily metropolitan competitor, the Chicago Tribune, in the areas of editorial content and style and in its distinctive tabloid format. In addition, steps have been taken to enhance product quality through capital investments in new pre-press technology, to improve the newspaper delivery system and to improve the quality of the workforce. The Company plans to acquire an additional site and purchase and install a new printing facility on that site for the Chicago Sun-Times at a cost estimated to be approximately $75.0 million. The Company expects that the new facility will be operational in mid-1998.

     The Company has consolidated certain administrative and corporate functions at the Chicago Group in order to achieve greater efficiencies, implemented an employee buyout program for those employees displaced by new technology and increased capital investment in production technology which, over time, is expected to result in improved operating efficiencies, labor cost savings and enhanced product quality. For the twenty-six weeks ended December 26, 1993, prior to its acquisition by the Company, Chicago Sun-Times had operating income of $5.9 million and an operating margin of 2.2%. For the twelve months ended December 31, 1995, the operating income of Chicago Sun-Times was $13.8 million, an improvement of approximately 134%, with an operating margin of 4.2%.

     The Telegraph. The Telegraph's newspaper operating strategy for 1996 is to improve circulation and advertising revenues while maintaining circulation levels at The Daily Telegraph. Management also believes that The Telegraph can build upon the circulation strength of its Saturday edition and improve its Sunday circulation. Following the cover price increase of its principal competitor, on November 20, 1995, The Telegraph increased the weekday cover price of The Daily Telegraph by 5p to 40p per copy and reduced its recommended retail margin for its weekday editions to 10p per copy from 11.9p per copy. The Daily Telegraph retains its position as market leader in the quality daily market despite selling at a premium cover price over The Times. The future cover price policy for The Daily Telegraph will be reviewed from time to time in light of constantly changing market conditions. The pricing policy for The Sunday Telegraph, currently selling at 70p, 30p less than the market leader, is likely to be reviewed in the near future. On June 3, 1996, The Times reduced its cover price to 10p on Mondays only, as part of its "summer sport promotion." To promote its "summer of sport," The Daily Telegraph launched a voucher promotion beginning Saturday, June 8 enabling readers to redeem vouchers to purchase The Daily Telegraph on Mondays for 10p.


     Development of New Revenue Sources. Management also expects that additional revenue sources, including an increase in the availability of color advertising and an expansion of the Company's publications into electronic media will contribute to the Company's future growth in revenues and cash flows. For example, the Company is selling advertising space on the Chicago Sun-Times' new homepage on the Internet and, in November 1994, The Telegraph created the Electronic Telegraph on the Internet. The Jerusalem Post and many of the Company's community newspapers are also available electronically.

UNITED STATES NEWSPAPER OPERATIONS


     The Company is the largest newspaper publishing group in the United States, as measured by paid daily newspapers owned and operated, and one of the twelve largest in terms of daily circulation. As of June 1, 1996, the Company published a total of 410 newspapers and related publications in the United States consisting of 105 paid daily newspapers with a combined paid circulation of approximately 1,220,000, 141 paid non-daily newspapers with a combined paid circulation of approximately 1,224,000 and 164 free circulation publications with a combined circulation of approximately 2,464,000. The Company's United States operations consist of the Chicago Group and the Community Newspaper Group, which for accounting and management purposes includes Jerusalem Post.


     CHICAGO GROUP


     On March 31, 1994, the Company acquired all of the capital stock of Chicago Sun-Times which, with its subsidiaries, publishes the Chicago Sun-Times, the eighth largest metropolitan daily newspaper in the United States, and 61 suburban weekly and biweekly newspapers in the Chicago area.


     The Chicago Sun-Times, which has an average daily paid circulation of approximately 501,000 and is published in a tabloid format, is the largest daily circulation newspaper in Cook County, Illinois, which includes the City of Chicago. As part of this acquisition, the Company acquired 41 weekly newspapers published by Pioneer Newspapers Inc. ("Pioneer Press") in Chicago's north and northwest suburbs, and 20 biweekly newspapers published by Star Publications, Inc. ("Star Publications") in Chicago's south and southwest suburbs.

     On October 31, 1994, the Company purchased a group of Chicago area suburban weekly papers from Des Plaines Publishing Company that are now managed by Pioneer Press. On December 23, 1994, the Company acquired Daily Southtown, which publishes the Daily Southtown and News Marketer.

     SOURCES OF REVENUE. The following table sets forth the sources of revenue and the percentage such sources represent of total revenues for the Chicago Group operations (including revenues of Chicago Sun-

Times and Daily Southtown prior to their acquisition by the Company) during the past three years and for the three months ended March 31, 1995 and 1996.

                                 CALENDAR YEAR ENDED DECEMBER 31,                 THREE MONTHS ENDED MARCH 31,
                       ----------------------------------------------------     ---------------------------------
                            1993               1994               1995               1995               1996
                       --------------     --------------     --------------     --------------     --------------
                                                        (DOLLARS IN THOUSANDS)
Advertising........... $185,600   69%     $201,957   72%     $230,328   69%     $ 54,313   68%     $ 52,155   67%
Circulation...........   77,668   29        74,661   26        78,824   24        19,686   25        20,655   26
Other.................    3,950    2         5,618    2        24,135    7         5,538    7         5,669    7
                       --------  ---      --------  ---      --------  ---      --------  ---      --------  ---
    Total............. $267,218  100%     $282,236  100%     $333,287  100%     $ 79,537  100%     $ 78,479  100%
                       ========  ===      ========  ===      ========  ===      ========  ===      ========  ===

     ADVERTISING. Substantially all of the advertising revenues in the year ended December 31, 1995 were derived from local and national retailers and classified advertisers. Advertising rates and rate structures vary among the publications and are based, among other things, on circulation, penetration and type of advertising (whether classified or display and national or retail). In 1995, retail advertising accounted for the largest share of advertising revenues (53%), followed by classified (32%) and national (12%).


     The Chicago Sun-Times offers a variety of advertising alternatives, including full-run advertisements, geographically zoned issues, special interest pull-out sections and advertising supplements in addition to regular sections of the newspaper targeted to different readers, such as arts, food, real estate, TV listings, weekend and special sections. The Chicago area suburban newspapers also offer weekly separate sections and special sections. Management has also developed the Sun-Times Newspaper Network, an advertising vehicle which can reach the combined readership base of the Chicago Sun-Times and the 72 Chicago area suburban newspapers, including the Daily Southtown, News Marketer and the Des Plaines newspapers.


     CIRCULATION. Circulation revenues are derived from single copy newspaper sales made through retailers and vending racks and home delivery newspaper sales to subscribers. Approximately 68% of the copies of the Chicago Sun-Times sold in 1995 were single copy sales. Approximately 73% of 1995 circulation revenues of the 71 Chicago area suburban newspapers was derived from subscription sales.

     The average paid daily and Sunday circulation of the Chicago Sun-Times is approximately 501,000 and 469,000 respectively, the daily and Sunday paid circulation of the Daily Southtown is approximately 58,000 and 67,000, respectively, and the aggregate non-daily paid and free circulation of the Chicago area suburban newspapers is approximately 259,000 and 436,000, respectively. The aggregate non-daily paid circulation for the Pioneer Press newspapers is approximately 196,000 and the aggregate non-daily paid circulation for the Star Publications newspapers is approximately 63,000.

     COMPETITION. Each of the Company's Chicago area newspapers competes in varying degrees with radio, television, direct marketing and other communications and advertising media as well as with other newspapers having local, regional or national circulation. The Chicago metropolitan region is comprised of Cook County and six surrounding counties and is served by six daily newspapers.

     The Chicago Sun-Times competes in the Chicago region with the Chicago Tribune, a large established metropolitan daily and Sunday newspaper, which is the fifth largest metropolitan newspaper in the country. In addition, the Chicago Sun-Times and other Chicago Group newspapers face competition from other newspapers published in adjacent or nearby locations and circulated in the Chicago metropolitan area market.

     EMPLOYEES AND LABOR RELATIONS. As of December 31, 1995, the Chicago Group (including Daily Southtown) employed approximately 2,961 employees (including approximately 645 part-time employees). Approximately 1,410 employees are represented by 17 collective bargaining units. Collective bargaining agreements with three unions expired at various times in 1995 and the Chicago Group is engaged in active negotiations with one of these unions. Although the collective bargaining agreements with these unions have not been finalized, the Company expects to reach agreements with these unions. Employee costs (including salaries, wages, fringe benefits, employment-related taxes and other direct employee costs) equalled approximately 38% of the Chicago Group's revenues in the year ended December 31, 1995. There have been no strikes or general work stoppages at any of the Chicago Group's newspapers in the past five years. The Chicago Group believes that its relationships with its employees are generally good.


     RAW MATERIALS. The basic raw material for newspapers is newsprint. Newsprint costs equalled approximately 22% of the Chicago Group's revenues in the year ended December 31, 1995. Since March 1994, the cost of newsprint has been increasing at a rapid pace. Newsprint prices have moderated since early 1996. Overall, the Chicago Group's cost of newsprint per metric ton increased 45% in 1995 compared to the previous year. The Chicago Group is not dependent upon any single newsprint supplier and currently obtains newsprint from four principal suppliers. To ensure an adequate supply of newsprint, Chicago Sun-Times has newsprint supply contracts with certain minimum purchase requirements. The Chicago Group believes that its newsprint sources of supply are adequate for its anticipated needs.



     PRINTING AND PRODUCTION. The Chicago Group has seven operating and production facilities. All editorial, pre-press, press, marketing, sales and administrative activities for the Chicago Sun-Times are conducted in its main facility in Chicago. New press facilities are being planned for Chicago Sun-Times, at a cost estimated to be approximately $75.0 million, to be operational in late 1998.


     Daily Southtown operates a majority of its editorial, pre-press, press, marketing, sales and administrative activities out of four adjoining sites. Pioneer Press uses its facility in north suburban Chicago for editorial, pre-press, sales and administrative activities. Production activities occur in a neighboring suburb. Star Publications owns a facility in Chicago's south suburbs in which all but its pressroom operations are conducted. Star Publications newspapers are printed by Daily Southtown.

     COMMUNITY NEWSPAPER GROUP


     The Community Newspaper Group consists of publications in the United States and Israel. The Community Newspaper Group's United States daily newspapers have been published on average for almost 100 years and are typically the only paid daily newspapers of general circulation in their respective communities. Circulation for community newspapers ranges from 1,300 to 46,000 for paid dailies and from 100 to 53,000 for paid non-dailies. Generally, the Company's community newspapers combine news, sports and features with a special emphasis on local information and provide one of the primary sources of such community information for the towns in which they are distributed. In addition to reaching the local population through paid daily and non-daily community newspapers, the Company also publishes free circulation "total market coverage" publications, including shoppers, with limited or no news or editorial content. As a group, these publications provide the Company with a stable and established circulation within the communities they serve, which it believes provides an effective medium for advertisers to reach a significant portion of the households in these communities.


     SOURCES OF REVENUE. The following table sets forth the sources of revenue and the percentage that such sources represent of total revenues for the Community Newspaper Group, including Jerusalem Post, during the past three years and for the three months ended March 31, 1995 and 1996.

                                     YEAR ENDED DECEMBER 31,                      THREE MONTHS ENDED MARCH 31,
                       ----------------------------------------------------     ---------------------------------
                            1993               1994               1995               1995               1996
                       --------------     --------------     --------------     --------------     --------------
                                                         (DOLLARS IN THOUSANDS)
Advertising........... $115,012   62 %    $129,886   63 %    $142,269   63 %    $ 30,239   61 %    $ 40,706   64 %
Circulation...........   42,508   23        45,966   23        50,861   22        11,929   23        14,116   22
Other.................   27,523   15        29,696   14        33,512   15         8,065   16         9,046   14
                       --------  ---      --------  ---      --------  ---      --------  ---      --------  ---
    Total............. $185,043  100 %    $205,548  100 %    $226,642  100 %    $ 50,233  100 %    $ 63,868  100 %
                       ========  ===      ========  ===      ========  ===      ========  ===      ========  ===

     UNITED STATES COMMUNITY NEWSPAPERS. Advertising, circulation and job printing revenues for the Company's United States community newspapers, as well as competition, employees and labor relations and raw materials with respect to such newspapers, are discussed below.

     Advertising. Substantially all of the advertising revenues in 1995 were derived from local retailers and classified advertisers, which management believes are less subject to fluctuation than national advertising.

Advertising rates and rate structures vary among the publications and are based, among other things, on circulation, penetration and type of advertising (whether classified or display and national or retail). In 1995, local and regional advertising accounted for the largest share of advertising revenues (60%), followed by classified (19%), preprinted inserts (18%) and national (3%). Management believes that the Company's strategy of acquiring and operating community newspapers in regional clusters parallels an emerging trend of larger retailers to advertise on a regional basis and positions the Company to benefit from this trend.

     Management intends to continue to develop new advertising revenue sources such as regional and national display advertising, co-op advertising, national classified advertising and other targeted advertising. The Company believes its existing sales, editorial and distribution resources provide it with significant cost advantages in developing new shoppers, other "total market coverage" and targeted publications in these markets.

     Circulation. Circulation revenues in the Community Newspaper Group are derived from home delivery sales of newspapers to subscribers and single copy sales made through retailers and vending racks. Approximately 78% of 1995 circulation revenue was derived from subscription sales. When possible, the Company increases subscription and single copy sales rates in an effort to increase circulation revenues. Single copy sales rates currently range from 35c to 50c per copy.

     Job Printing. Job printing revenues are derived from utilizing available press capacity for printing customers' orders for newspapers, fliers, retail store advertisements and real estate listings. The Company currently has a substantial number of printing customers and believes that its growth potential exists mainly in low volume (less than 100,000 copies) offset printing.

     Competition. Each of the Company's United States community newspapers and total market coverage publications competes in varying degrees with radio, television, direct marketing and other communications and advertising media as well as with other newspapers having local, regional or national circulation. The Company also competes with other commercial printers for job printing orders.

     The Company's United States community publications are located in small towns which, for the most part, are not suburbs of larger cities but are either county seats or are located on significant transportation corridors. The Company's community dailies are typically the only paid daily newspapers of general circulation published in their respective communities. The Company believes that distribution of its total market coverage publications with nearly 100% penetration levels in conjunction with community daily or non-daily newspapers strengthens its competitive position in the relevant market areas. Some of the Company's dailies face competition from dailies published by others in adjacent or nearby locations and circulated in markets where the Company publishes a newspaper.

     The Company's total market coverage publications, including shoppers, compete primarily with direct mail advertising, shared mail packages and other private advertising delivery services. The Company believes that because of its significant presence in the small towns served by its community publications, which are predominantly in rural areas, not close to metropolitan areas, and its established distribution network, it has been able to compete effectively.

     Employees and Labor Relations. As of December 31, 1995, the Company employed approximately 4,800 employees at its community publications (including approximately 1,500 part-time employees). Approximately 2% of these employees are represented by unions. Employee costs (including salaries, wages, fringe benefits, employment-related taxes and other direct employee costs) equalled approximately 35% of the Community Newspaper Group's revenues in fiscal year 1995. There have been no strikes or general work stoppages at any of the Company's community newspapers in the past five years. The Company believes that its relationships with its employees are generally good.


     Raw Materials. The basic raw material for newspapers is newsprint. Newsprint costs equalled approximately 13% of the revenues for the United States Community Newspaper Group in 1995. In common with other newspapers, the cost of newsprint increased significantly since the latter part of 1994 and continued to increase throughout 1995. Newsprint prices have moderated since early 1996. The average cost per metric ton of newsprint was substantially higher in the first quarter of 1996 than in the first quarter of 1995. Major newsprint producers recently rescinded their previous planned price increase and have reduced prices. The Community Newspaper Group is not dependent upon any single newsprint supplier and does not have long-term fixed price contracts with newsprint suppliers for its community publications. It currently obtains newsprint from a number of suppliers, foreign and domestic. The Company believes that its newsprint sources of supply are adequate for its anticipated needs.

     JERUSALEM POST. At the time of acquisition by Hollinger Inc. in 1989, Jerusalem Post was suffering operating losses. Since then, a turnaround strategy has been implemented by senior officers of the Company and Jerusalem Post to reduce operating and labor costs and upgrade printing capability and the physical plant. In the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1996, Jerusalem Post had operating margins of 7.2%, 9.1%, 6.3% and (7.4)%, respectively.

     Over 41% of Jerusalem Post's revenues of $21.9 million in 1995 were derived from circulation, with 32% from job printing and 24% from advertising. Jerusalem Post derives a greater percentage of its revenues from job printing than the Company's United States newspapers. Jerusalem Post has entered into a long-term contract to print and bind copies of the "Golden Pages," Israel's equivalent of the "Yellow Pages" telephone directory. Newsprint costs relating to publication of The Jerusalem Post equalled approximately 12% of Jerusalem Post's revenues in 1995. Newsprint used in producing the "Golden Pages" is furnished by the owners of that publication.

     Newspapers in Israel are required by law to obtain a license from the country's interior minister, who is authorized to restrain publication of certain information if, among other things, it may endanger the public safety. To date, Jerusalem Post has not experienced any difficulties in maintaining its license to publish or been subject to any efforts to restrain publication. In addition, all written media publications in Israel are reviewed by Israel's military censor prior to publication in order to prevent the publication of information that could threaten national security. Such censorship is considered part of the ordinary course of business in the Israeli media and has not adversely affected Jerusalem Post's business in any significant way.

     MANAGEMENT ORGANIZATION

     The senior management of the United States Newspaper Group is responsible for developing operating strategies, approving business plans and significant capital expenditures, identifying acquisition opportunities, negotiating acquisitions and overseeing the integration of acquired newspapers and other newspapers into the Company. Financial management of the Company, including the arrangement of newspaper financing to fund acquisitions and working capital needs of the Company, and accounting, payroll and other financial functions and newsprint purchases, are centralized and undertaken by corporate staff at the Company's principal executive offices. Each of the principal newspaper operations of the United States Newspaper Group--the Community Newspaper Group, Jerusalem Post and the Chicago Group--has a separate management structure and team which is responsible for operational and editorial matters affecting the publications under their supervision.

     UNITED STATES REGULATION

     Paid circulation newspapers that are delivered by second class mail are required to obtain permits from, and to file an annual statement of ownership and circulation with, the United States Postal Service. Free circulation publications such as shoppers are delivered to subscribers and nonsubscribers both by mail and without the use of the mails. Second class mail costs for the Company's community newspapers were $3.5 million in 1995, or 1.6% of the Community Newspapers Group's revenues, and third class mail costs were $5.1 million in 1995, or 2.3% of that group's revenues. The Company is developing a program to reduce over time its reliance on the use of third class mail for its free circulation publications through private delivery services. There is no significant regulation with respect to acquisitions of newspapers, other than filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 if certain threshold requirements under such act are satisfied.

     ENVIRONMENTAL

     The Company, in common with other newspaper companies engaged in similar operations, is subject to a wide range of federal, state and local environmental laws and regulations pertaining to air and water quality, storage tanks and the management and disposal of wastes at its major printing facilities. These requirements are becoming increasingly more stringent. The Company believes that compliance with these laws and regulations will not have a material adverse effect on the Company.

INTERNATIONAL NEWSPAPER OPERATIONS

     The Company's international newspaper operations consist of The Telegraph and its investments in Fairfax, Southam and its joint venture printing companies.

     THE TELEGRAPH


     The Telegraph is the leading publisher of quality (or broadsheet) newspapers in the United Kingdom, publishing The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, the Electronic Telegraph and The Spectator magazine. Its most important property, The Daily Telegraph, was launched in 1855 and is the largest circulation quality daily newspaper in the United Kingdom. The Daily Telegraph's average daily circulation of approximately 1,044,000 represents a 38.5% share of the quality daily national newspaper market, a substantially greater share than that of its nearest direct competitor. The Daily Telegraph's Saturday edition has the highest circulation (approximately 1,196,000) among quality daily newspapers in the United Kingdom. The Sunday Telegraph is the second largest circulation quality Sunday newspaper in the United Kingdom with a Sunday circulation of approximately 663,000.


     The Telegraph also owns an approximate 24.7% interest in Fairfax, one of the major newspaper and magazine publishing groups in Australia, a 9.7% interest in Southam (which, together with the 9.7% interest held by the Company through FDTH, provides the Company with a 19.5% voting interest), the largest newspaper publishing group in Canada, and 50% interests in each of two newspaper printing joint ventures in England. Hollinger Inc. also owns indirectly an approximate 21.5% interest in Southam. See "International Investments" below. Management of The Telegraph believes that The Telegraph and the Company are able to exert significant influence over the financial and operating policy decisions of these affiliated companies.

     THE UNITED KINGDOM NATIONAL NEWSPAPER INDUSTRY. The national newspaper market in the United Kingdom is segmented and, within each segment, is highly competitive. The market segment in which The Daily Telegraph competes is generally known as the quality (or broadsheet) daily newspaper segment. This segment consists of all the broadsheets but none of the tabloid daily newspapers. The Daily Telegraph and its competitors in this market segment appeal to the middle and upper end of the demographic scale and also compete on the basis of price.


     Newspapers in the United Kingdom differ from their counterparts in North America in several respects. First, they have substantially fewer pages. In 1995, The Daily Telegraph averaged 56 pages per issue, printed in one section on Wednesdays and Fridays, two sections on Mondays, Tuesdays and Thursdays, and six sections plus a magazine and television guide on Saturdays. Second, pre-printed advertising inserts, which have been a major source of revenue growth in North America, are less common in the United Kingdom. Third, the advertising to news ratio in British newspapers is far lower. Fourth, British national newspapers more closely resemble North American magazines in that they have broad distribution and readership across the country and derive a much larger portion of their advertising revenue from national advertisers. Finally, newspapers in the United Kingdom generally have charged higher cover prices which in turn leads to higher circulation revenues than North American newspapers with similar circulation bases. However, since September 1993, when The Times first substantially reduced its cover price on its weekday newspaper, the national newspaper market in the United Kingdom has experienced intense cover price competition. Since July 1995, The Daily Telegraph and The Times have increased their respective cover prices. However, in June 1996, The Times began a summer sports promotion and reduced its cover price to 10p on Mondays only. See "Circulation" below.

     The following chart illustrates the circulation trends of The Daily Telegraph and its principal competitors in the United Kingdom for the three years ended December 31, 1995 and the six month periods from October through March 1995 and 1996:

            CIRCULATION: MARKET SHARE AND AVERAGE DAILY SALES(1)(2)

                                                                                       SIX MONTH PERIOD
                                    YEAR ENDED DECEMBER 31,                            OCTOBER TO MARCH
                     -----------------------------------------------------    ----------------------------------
                          1993               1994               1995               1995               1996
                     ---------------    ---------------    ---------------    ---------------    ---------------
                             AVERAGE            AVERAGE            AVERAGE            AVERAGE            AVERAGE
                     MARKET   DAILY     MARKET   DAILY     MARKET   DAILY     MARKET   DAILY     MARKET   DAILY
                     SHARE    SALES     SHARE    SALES     SHARE    SALES     SHARE    SALES     SHARE    SALES
                     ------  -------    ------  -------    ------  -------    ------  -------    ------  -------
                                                 (AVERAGE SALES IN THOUSANDS)
The Daily
  Telegraph..........    42%  1,021        41%   1,040        39%   1,060        40%   1,065        39%   1,044
The Times............    16     390        21      542        24      658        23      619        25      672
The Guardian.........    17     407        16      401        15      397        15      403        15      402
The Independent......    14     335        11      281        11      295        11      287        10      288
Financial Times......    11     289        11      292        11      294        11      293        11      305
                       ---    -----       ---    -----       ---    -----       ---    -----       ---    -----
                       100%   2,442       100%   2,556       100%   2,704       100%   2,667       100%   2,711
                       ===    =====       ===    =====       ===    =====       ===    =====       ===    =====

- ------------------
(1) Circulation is defined as average sales of a newspaper per issue, net of returns.

(2) Derived from the twelve-month average circulation and market share index information published by Audit Bureau of Circulations Limited.

     The following chart illustrates the circulation trends of The Sunday Telegraph and its principal competitors in the United Kingdom for the three years ended December 31, 1994 and the six month periods from October through March 1995 and 1996:

            CIRCULATION: MARKET SHARE AND AVERAGE DAILY SALES(1)(2)

                                                                                       SIX MONTH PERIOD
                                    YEAR ENDED DECEMBER 31,                            OCTOBER TO MARCH
                     -----------------------------------------------------    ----------------------------------
                          1993               1994               1995               1995               1996
                     ---------------    ---------------    ---------------    ---------------    ---------------
                             AVERAGE            AVERAGE            AVERAGE            AVERAGE            AVERAGE
                     MARKET  SUNDAY     MARKET  SUNDAY     MARKET  SUNDAY     MARKET  SUNDAY     MARKET  SUNDAY
                     SHARE    SALES     SHARE    SALES     SHARE    SALES     SHARE    SALES     SHARE    SALES
                     ------  -------    ------  -------    ------  -------    ------  -------    ------  -------
                                                  (AVERAGE SALES IN THOUSANDS)
The Sunday Times.....    46%  1,228        46%   1,237        46%   1,253        47%   1,289        47%   1,286
The Sunday
  Telegraph..........    22     591        24      650        25      683        24      673        24      663
Observer.............    19     502        18      493        17      463        18      487        17      465
The Independent on
  Sunday.............    13     374        12      323        12      327        11      315        12      317
                       ---    -----       ---    -----       ---    -----       ---    -----       ---    -----
                       100%   2,695       100%   2,703       100%   2,726       100%   2,764       100%   2,731
                       ===    =====       ===    =====       ===    =====       ===    =====       ===    =====

- ------------------
(1) Circulation is defined as average sales of a newspaper per issue, net of returns.

(2) Derived from the twelve-month average circulation and market share index information published by Audit Bureau of Circulations Limited.

     SOURCES OF REVENUE. The following table sets forth the sources of revenue and their percentage of total revenues for The Telegraph (including its subsidiaries) during the past three years and for the three months ended March 31, 1995 and 1996:

                                    YEAR ENDED DECEMBER 31,(1)(2)                  THREE MONTHS ENDED MARCH 31,
                         ----------------------------------------------------     -------------------------------
                              1993               1994               1995              1995              1996
                         --------------     --------------     --------------     -------------     -------------
                                              (IN THOUSANDS OF BRITISH POUNDS STERLING)
Advertising............. L133,347   52%     L150,930   60%     L162,720   64%      41,870   68%      44,082   61%
Circulation.............  116,732   46        93,618   37        83,666   33       17,597   29       26,959   37
Other...................    5,622    2         7,527    3         8,440    3        1,812    3        1,810    2
                         --------  ---      --------  ---      --------  ---      -------- ---      -------- ---
    Total............... L255,701  100%     L252,076  100%     L254,826  100%      61,279  100%      72,851  100%
                         ========  ===      ========  ===      ========  ===      ======== ===      ======== ===

- ------------------
(1) Does not include revenues from Fairfax, Southam or joint venture printing companies.

(2) All financial data have been prepared in accordance with U.K. GAAP.

     ADVERTISING. Advertising is the largest source of revenue at The Telegraph, representing approximately 64% of newspaper revenue in 1995. Between 1990 and 1994 the combined share of display advertising volume of The Daily Telegraph and The Sunday Telegraph in the quality newspaper sector has held constant at a level of 22%. Similarly, classified advertising's share has also held at a constant 22%. Management believes that because The Daily Telegraph is able to charge advertisers a premium rate over that of its competitors in the quality daily sector by virtue of the size of its readership, The Telegraph is able to achieve a higher market share in terms of revenue.

     The rates charged by The Telegraph for display and classified advertisements are determined in part by the total number of people in the various demographic groupings who read each publication. Readership is measured by a continuous independent survey conducted for National Readership Surveys Limited ("NRS"). NRS estimates of readership are based upon the number of people responding to the NRS survey who report having read or looked at one or more issues of a given newspaper or magazine during a particular period.


     According to NRS, The Daily Telegraph's readers are primarily in the top three of the six socio-economic groupings designated by NRS as A, B and C1 (collectively, "ABC1"). The Daily Telegraph has a readership of over 2.1 million ABC1 adults, more than any other broadsheet daily newspaper, and 682,000 more than its nearest competitor for the six month period ended March 1996. Management believes The Daily Telegraph readership position is highly advantageous in attracting advertisers, thereby permitting it to charge higher advertising rates per page than its direct competitors.


     The Daily Telegraph's display advertising strengths are in the financial, automobile and travel sections. Display advertising revenue grew to L59 million in 1995 from L57 million in 1994. Financial advertising markets declined in 1995 and, although The Daily Telegraph is holding its market leadership position in terms of volume, advertising revenues in this segment declined to L13 million in 1995, compared with L16 million in 1994.

     The level of classified advertisements, especially from recruitment advertisements, fluctuates with the economy. The Daily Telegraph's revenue from this source increased to L46 million in 1995 compared with L38 million in 1994. The Telegraph's strategy with respect to classified advertising is to improve volume and yield in four sectors: recruitment, property, travel and automobiles. Recruitment advertising is the largest classified advertising category, representing over two-thirds of all classified advertising in terms of revenue.

     In common with other national newspapers in the United Kingdom, The Telegraph's newspapers compete for advertising revenue with other forms of media, particularly television, magazine, direct mail, posters and radio. In addition, total gross advertising expenditures, including financial, display and recruitment classified advertising, are affected by economic conditions in the United Kingdom.

     CIRCULATION. The target audience of The Telegraph's newspapers is generally conservative, middle and upper income readers, with an increased emphasis on gaining new younger readers. The editorial strengths of The Telegraph's newspapers are national and international news, financial news and features and comprehensive sports coverage.

     Net circulation revenue for The Daily Telegraph and The Sunday Telegraph for the three years ended December 31, 1995 and the six months ended March 31, 1995 and 1996 is set forth below:

                    NET NEWSPAPER CIRCULATION REVENUE(1)(2)

                                         YEAR ENDED DECEMBER 31,(1)(2)              THREE MONTHS ENDED MARCH 31,
                                 ----------------------------------------------     -----------------------------
                                     1993             1994             1995             1995             1996
                                 ------------     ------------     ------------     ------------     ------------
                                                  (IN THOUSANDS OF BRITISH POUNDS STERLING)
The Daily Telegraph............. L100.3   88%      L78.5   87%      L68.9   86%      L14.1   84%      L22.6   87%
The Sunday Telegraph............   13.2   12        11.5   13        10.8   14         2.6   16         3.3   13
                                 ------  ---      ------  ---      ------  ---      ------  ---      ------  ---
    Total....................... L113.5  100%      L90.0  100%      L79.7  100%      L16.7  100%      L25.9  100%
Proportion of The Telegraph's
  newspaper revenue.............          46%              37%              33%              29%              37%

- ------------------
(1) Net newspaper circulation revenue is shown as a proportion of The Telegraph's newspaper revenue, not total revenue.

(2) All financial data have been prepared in accordance with U.K. GAAP.

     Between 1986 and 1993, The Telegraph's strategy was to enhance circulation revenue by increasing cover prices annually, at least in line with inflation, and generally before its competitors. Since Hollinger Inc. acquired control of The Telegraph in 1986, the cover price of The Daily Telegraph was increased from 25p to 48p for the weekday edition and to 70p for the Saturday edition. At the same time, the cover price of The Sunday Telegraph was increased from 40p to 70p. Aggregate newspaper circulation revenue for all of The Telegraph's publications increased during that period by 53% from L74 million in 1988 to L113.5 million in 1993, an important factor contributing to the relative stability of The Telegraph's operating revenue during that period.

     In September 1993, The Times, the principal competitor of The Daily Telegraph, reduced the cover price of its weekday edition from 45p to 30p and its Saturday edition from 50p to 40p. The Telegraph did not respond initially but rather pursued a strategy of increasing its promotional activities, which proved successful in maintaining The Telegraph's circulation levels. However, the strategy failed to stem the growth in circulation of The Times. In order to protect The Daily Telegraph's market leadership and to secure its premium advertising position in the longer term, management of The Telegraph decided in June 1994 to reduce the cover price on its weekday edition from 48p to 30p. The Times responded by a further reduction in the cover price of its weekday edition from 30p to 20p and its Saturday edition to 30p.

     In addition, The Telegraph launched a joint promotion involving the Saturday edition of The Daily Telegraph and The Sunday Telegraph, whereby readers could use a voucher to purchase both weekend titles for L1.00 (later reduced to 80p) compared to a combined cover price of L1.40. The strategy was to use its circulation dominance on Saturday to increase circulation of The Sunday Telegraph and place pressure on its competitors' weekend titles.

     For the period April to September 1995, circulation of The Daily Telegraph was approximately 1,065,000 and circulation of The Sunday Telegraph was approximately 697,000. The Daily Telegraph has maintained profitability although at a reduced level and, despite selling at a premium to The Times, has retained its position as the leading quality daily newspaper in the United Kingdom.

     On July 3, 1995, The Times increased the cover price on its weekday edition by 5p to 25p and The Telegraph immediately responded by increasing the cover price on its weekday edition 5p to 35p. The value of the discount voucher for The Sunday Telegraph was reduced from 60p to 40p. The Telegraph ended this voucher promotion in September 1995.


     On November 20, 1995, The Times increased the cover price on its weekday and Saturday editions by 5p to 30p per copy on weekdays and 40p on Saturdays. The Telegraph responded by increasing the cover price of the weekday edition of The Daily Telegraph by 5p to 40p per copy. The price of the Saturday issue of The Daily Telegraph remained at 70p. Management believes that maintaining the weekday cover price difference of 10p per copy above that of The Times has not led to any significant erosion of its circulation levels. The

Daily Telegraph retains its position as market leader in the quality daily market despite selling at a premium cover price over The Times. The future cover price policy for The Daily Telegraph will be reviewed from time to time in light of constantly changing market conditions. The pricing policy for The Sunday Telegraph, currently selling at 70p, 30p less than the market leader, is likely to be reviewed in the near future. On June 3, 1996, The Times reduced its cover price to 10p on Mondays only, as part of its "summer sport promotion." To promote its "summer of sport," The Daily Telegraph launched a 12-week voucher promotion beginning Saturday, June 8 enabling readers to redeem vouchers to purchase The Daily Telegraph on Mondays for 10p.


     OTHER PUBLICATIONS AND BUSINESS ENTERPRISES. The Telegraph is involved in several other publications and business enterprises, including The Spectator, The Weekly Telegraph, the Electronic Telegraph and Readers' Offers.

     EMPLOYEES AND LABOR RELATIONS. During 1995 The Telegraph and its subsidiaries employed an average of 1,059 persons and the two joint venture printing companies employed an additional 872 persons in total. Collective agreements between The Telegraph and the trade unions representing certain portions of The Telegraph's workforce expired on June 30, 1990 and have not been renewed or replaced. The absence of such collective agreements has had no adverse effect on The Telegraph's operations and, in management's view, is unlikely to do so in the foreseeable future.

     The Telegraph's joint venture printing companies, West Ferry Printers and Trafford Park Printers, each have "in-house" collective agreements with the unions representing their employees and certain provisions of these collective agreements are incorporated into the employees' individual employment contracts. In contrast to the union agreements that prevailed on Fleet Street, these collective agreements provide that there shall be flexibility in the duties carried out by union members and that staffing levels and the deployment of staff are the sole responsibility of management. Binding arbitration and joint labor-management standing committees are key features of each of the collective agreements. These collective agreements may be terminated by either party by six months' prior written notice.

     There have been no strikes or general work stoppages involving employees of The Telegraph or the joint venture printing companies in the past five years. Management of The Telegraph believes that its relationships with its employees and the relationships of the joint venture printing companies with their employees are good.

     RAW MATERIALS. Newsprint currently represents the single largest raw material expense of The Telegraph's newspapers and, together with employee costs, is one of the most significant operating costs. Up to 134,000 metric tons are consumed annually and in 1995 the total cost was approximately L55.1 million, or 22% of its newspaper revenues. The overall increase in demand for newsprint has been caused in part by greater pagination resulting from a rise in advertising and competitive pressure among the national newspaper publishers in the United Kingdom. Newsprint requirements have also grown in other parts of the world with the result that prices have risen dramatically.

     Newsprint is ordinarily purchased by The Telegraph from eight to ten manufacturers and delivered to The Telegraph's joint venture printing companies, West Ferry Printers and Trafford Park Printers, from mills in Canada, Sweden, Finland and the United Kingdom. The Telegraph generally enters into fixed term contracts with its main suppliers for periods of 12 months or longer. The joint venture printing plants normally hold sufficient newsprint for a full week's production. In addition, a further four to five weeks' requirements are generally available to each of the printing plants from the suppliers' stock held in the United Kingdom.


     The ten newsprint supply agreements that The Telegraph entered into for 1995 provided for delivery by individual suppliers of between 5,000 and 36,000 metric tons each. The price terms of a majority of these supply contracts were fixed through the first six months of 1995 and were on average almost 15% higher than 1994. Newsprint manufacturers imposed a further price increase effective July 1, 1995 of approximately 30%. These two increases in price during 1995 added approximately L12 million to The Telegraph's newsprint cost in 1995 as compared to 1994. While newsprint prices in the first half of 1996 are higher compared to the first half of 1995, they are expected to decline in the second half of 1996.


     PRINTING. All copies of The Daily Telegraph and The Sunday Telegraph are printed by The Telegraph's two 50% owned joint venture printing companies, West Ferry Printers and Trafford Park Printers, both of which commenced production in 1986. The Telegraph has a very close involvement in the management of the joint venture companies and regards them as being important to The Telegraph's day-to-day operations. The Saturday magazine section of the Saturday edition of The Daily Telegraph is printed under contract by an external magazine printer. West Ferry Printers has sixteen presses, six of which are configured for The Telegraph's newspapers and the remainder for the newspapers published by The Telegraph's joint venture partner, a subsidiary of United News & Media plc. Trafford Park Printers has four presses, two of which are used primarily for The Telegraph's newspapers.

     The managements of both joint venture printing companies continually seek to improve production performance. Major capital expenditures require the approval of the boards of directors of the joint venture partners. The presses used to print The Telegraph's newspapers were upgraded in 1992 by the addition of two further color satellites for each press, enabling color to be printed on up to 12 pages of a 48 page newspaper on each print run. More recently, a further capital expenditure of around L1 million has been incurred in the addition of "balloon formers" to the presses. These permit The Telegraph's weekend newspapers to be printed in multiple sections.

     There is high utilization of the plant at Trafford Park Printers, with little spare capacity. Revenue earned by the joint venture company from contract printing for third parties has a marginal effect on The Telegraph's printing costs and is mainly reflected in its equity earnings.

     West Ferry Printers also undertakes some contract printing for third parties, which results in increased profitability, but its presses are not fully utilized during the day. The management of West Ferry Printers is actively seeking further contract printing business to absorb the spare capacity available. In April 1995 West Ferry Printers entered into a 13-year printing contract with Pearson plc, the media group that owns the Financial Times, to print the Financial Times' southern editions (160,000 copies) Monday to Saturday which commenced beginning April 1996. Pearson plc is closing its London printing plant that prints the Financial Times and one of this plant's two Rockwell Goss Headliner web-offset presses has been dismantled and sold along with ancillary equipment to West Ferry Printers for L6 million in cash and L3 million in redeemable preference shares of West Ferry Printers which are supported by guarantees of the joint venture partners. There are also various third party printing contracts, which could contribute up to a further L750,000 per annum, which may be transferred to West Ferry Printers along with the main contract. Decisions on the use of spare capacity take account of the production demands of The Telegraph's newspapers and those of its joint venture partner.

     Following a decision by the Guardian Media Group to cease printing at its London site, an agreement has been reached to print the southern editions of their newspapers at West Ferry Printers. The printing contract will commence on July 8, 1996 and will involve extensive modifications to existing presses and some new equipment over the next 18 months, with the eventual allocation of two presses to the Guardian. The introduction of this major printing contract is expected to increase substantially the utilization of West Ferry's printing capacity.

     DISTRIBUTION. Since 1988, The Telegraph's newspapers have been distributed to wholesalers by truck under a contract with a subsidiary of TNT Express (UK) Limited, resulting in lower distribution costs compared with distribution by rail. Under the distribution arrangements, some vehicles are dedicated solely to The Telegraph while others are shared with other newspaper publishers. Management believes there are opportunities to reduce The Telegraph's distribution costs still further through better utilization of vehicles and routes. The Telegraph's arrangements with wholesalers contain performance monitoring provisions related to minimum standards as to sufficiency of copies for sale while controlling the number of unsold copies for return.

     Wholesalers distribute newspapers to retail news outlets. The number of retail news outlets throughout the United Kingdom has increased as a result of a 1994 ruling by the British Department of Trade and Industry that prohibits wholesalers from limiting the number of outlets in a particular area. More outlets do not necessarily mean more sales and The Telegraph's circulation department has continued to develop its control of wastage while taking steps to ensure that copies remain in those outlets with high single copy sales.

In addition to single copy sales, many retail news outlets offer home delivery services. In 1995 home deliveries accounted for 48% of sales of The Daily Telegraph and 41% of sales of The Sunday Telegraph.

     Historically, wholesalers and retailers have been paid commissions based on a percentage of the cover price. Prior to June 1994 when competitive pressures caused The Telegraph to reduce its cover price, wholesaler and retailer commissions amounted to approximately 34% of the then cover price. Notwithstanding the reduction of the cover price, the commissions paid were not reduced. In line with other national newspapers, The Telegraph has recently moved away from a commission paid on a percentage of cover price to a fixed price in pence per copy and has reduced the amount paid to wholesalers and retailers in terms of pence per copy.

     Following an announcement by the owner of The Times that, together with the increase in the cover price of The Times, it was reducing its recommended retail margin for the weekday edition to 10p per copy, the Telegraph announced on November 17, 1995 that the recommended retail margin for Monday to Friday issues of The Daily Telegraph was reduced to 10p per copy from 11.9p per copy.


     MANAGEMENT. The Telegraph's management consists of six executive directors:
Conrad M. Black, Executive Chairman; Daniel W. Colson, Deputy-Chairman and Chief Executive; The Hon. Jeremey Deedes, Managing Director; Christopher J. Haslum, Deputy Managing Director and Circulation Director; Leonard M. Sanderson, Deputy Managing Director and Advertisement Sales Director; and Anthony R. Hughes, Finance Director, as well as 16 non-executive directors, including F. David Radler. Mr. Black is Chairman and Chief Executive Officer of the Company and Hollinger Inc., a Director and Deputy Chairman of the Executive Committee of Fairfax and Co-Chairman and a Director of Southam. Mr. Colson is a Director of the Company and Hollinger Inc., and a Director and Deputy Chairman of Fairfax. Mr. Radler is President, Chief Operating Officer and a Director of the Company and Hollinger Inc. and a Director of Southam.


     REGULATORY AND ENVIRONMENTAL MATTERS. United Kingdom companies are subject to various competition laws, including the Restrictive Trade Practices Act 1956-1976 (the "RTPA"), which requires the registration of certain restrictive or information-sharing agreements with the Office of Fair Trading and, under certain circumstances, prohibits such agreements. In common with other major newspaper publishers. The Telegraph has given undertakings in proceedings under the RTPA to the Restrictive Practices Court in respect of, among other things, both daily and Sunday papers. These undertakings include a general undertaking not to enter into any kind of agreement registrable under the RTPA of which particulars are not furnished to the Office of Fair Trading within the prescribed period. The Telegraph has also given a number of specific undertakings (concerning pricing, wholesaler discounts and other conditions upon which newspapers may be supplied) which prohibit the entering of agreements containing the restrictions specified in the undertakings or any agreements to the like effect. A breach of any of the undertakings may result in The Telegraph (and potentially any individuals involved) being held in contempt of court. The Telegraph has instituted procedures designed to ensure that all personnel in relevant managerial positions are required to acknowledge quarterly that they have been reminded of the requirements of the RTPA, the meaning and scope of the undertakings given, the necessity of obtaining legal advice in cases of doubt and the consequences and seriousness of any breach. A code of conduct which contains this information has been circulated among relevant personnel.

     Special provisions of the Fair Trading Act 1973 apply to certain newspaper mergers (in addition to the general merger control system). In particular, where a proprietor of newspapers circulating in the United Kingdom acquires a controlling interest in a newspaper or newspaper assets such that total sales of all the newspapers concerned are 500,000 or more copies per day of publication, such transfer is unlawful and void unless made with the written consent of the Secretary of State for Trade and Industry. That consent can, with limited exceptions, be given only after a Monopolies and Mergers Commission investigation.

     The Telegraph and its joint venture printing companies, West Ferry Printers and Trafford Park Printers, in common with other newspaper publishers and printers, are subject to a wide range of environmental laws and regulations promulgated by United Kingdom and European authorities. These laws are becoming increasingly more stringent. Management of The Telegraph believes that compliance with these laws and regulations will not have a material adverse effect on The Telegraph.

     PRICE RANGE OF ORDINARY SHARES AND DIVIDENDS. The ordinary shares of The Telegraph are listed on the London Stock Exchange. The twelve month high and low closing prices for the ordinary shares of The Telegraph as of July 16, 1996 were L5.67 ($8.83) and L3.93 ($6.10) per share, respectively, with a closing price as of July 16, 1996 of L5.67 ($8.83) per share. A final dividend of 7.5p per ordinary share was announced on March 25, 1996 and was declared payable on May 9, 1996 to holders of record on April 12, 1996. As part of the Scheme, a special dividend of 10p will be paid to the holders of Telegraph Minority Shares. The subsidiaries of the Company, FDTH and TelHoldco Inc., have waived their rights to receive the special dividend. The declaration and payment by The Telegraph of future dividends on its ordinary shares and the amount thereof will depend upon The Telegraph's results of operations, financial condition, cash requirements, restrictions imposed by its lenders, future prospects and other factors deemed relevant by the Board of Directors of The Telegraph.


     INTERNATIONAL INVESTMENTS

     FAIRFAX. The Telegraph is the single largest shareholder of Fairfax and now owns an approximate 25% interest in Fairfax. The Telegraph's ownership of Fairfax is limited at present by the Australian Foreign Acquisitions and Takeovers Act of 1975 to 25% of issued capital. See "Regulatory Matters" below.


     The Telegraph's investment in Fairfax is accounted for by the equity method. Based on the market price of Fairfax's shares of A$2.80 per share at December 31, 1995, The Telegraph's interest in Fairfax has a current market value of approximately A$549.8 million. The acquisition cost of The Telegraph's current interest is approximately A$277.0 million. The Company is also considering the feasibility of issuing a security designed to monetize its investment in Fairfax (valued at approximately $392.2 million, or A$2.52 per ordinary share as of July 16, 1996), while retaining the option of maintaining or increasing its indirect holdings in Fairfax.


     Business of Fairfax. Fairfax is one of Australia's largest newspaper publishing companies. Fairfax's main publications are the leading quality newspapers in Australia's two largest cities, The Sydney Morning Herald (circulation approximately 253,000) and The Age (Melbourne -- circulation approximately 215,000) and Australia's only weekday business newspaper, The Australian Financial Review (national -- circulation approximately 82,000). Fairfax also publishes a number of national and local newspapers and magazines, regional and community newspapers, and specialized investment and finance magazines.

     Fairfax derives the majority of its revenue from advertising, which accounted for approximately 73% of Fairfax's consolidated revenue in fiscal 1994 (ending June 30) and 74% for fiscal 1995. Both The Sydney Morning Herald and The Age are market leaders in their respective classified advertising markets, achieving a fiscal 1995 market share by volume of 79% and 75% of the Sydney and Melbourne metropolitan daily newspaper classified advertising markets, respectively. The Sydney Morning Herald, The Age and The Australian Financial Review all maintain a high percentage readership of the upper income, well educated socioeconomic market typically targeted by advertisers. This readership profile is an integral part of Fairfax's strategy in maintaining its share of classified and display advertising volumes in their respective markets.

     Since 1993, Fairfax has undertaken an A$500 million capital improvement program. This program has included a new A$315 million printing facility at Chullora, N.S.W. which was operational in early 1996, a recently completed editorial and communications center at Darling Park in Sydney, and A$50 million dedicated to re-equipping systems and upgrading presses at the Melbourne facility.

     Fairfax is also evaluating a wide range of opportunities in the emerging electronic multimedia industries in Australia and elsewhere. Current projects include providing archival copies of its publications through CD-ROM or on-line computer networks, and a joint venture with the Australian Stock Exchange to provide a live share price and market information service.

     The following table sets forth the trading revenue mix for Fairfax for the three fiscal years ended June 30, 1995 and the nine months ended March 31, 1995 and 1996:


                                       YEAR ENDED JUNE 30,                           NINE MONTHS ENDED MARCH 31,
                     -------------------------------------------------------     -----------------------------------
                          1993                1994                1995                1995                1996
                     ---------------     ---------------     ---------------     ---------------     ---------------
                              (IN THOUSANDS OF AUSTRALIAN DOLLARS)
Newspapers.........  A$652,983    85%    A$716,265    85%    A$798,041    84%    A$593,846    85%    A$603,969    80%
Magazines..........     72,617     9        76,661     9        80,534     9        56,807     8        66,612     9
Other..............     41,086     6        48,857     6        65,939     7        49,280     7        79,821    11
                     ---------   ---     ---------   ---     ---------   ---     ---------   ---     ---------   ---
Total..............  A$766,686   100%    A$841,783   100%    A$944,514   100%    A$699,933   100%    A$750,402   100%
                     =========   ===     =========   ===     =========   ===     =========   ===     =========   ===


     Regulatory Matters. The Telegraph's ownership of Fairfax is limited to 25% of issued capital by applicable Australian law, in particular the Foreign Acquisitions and Takeovers Act 1975 ("FATA"). Foreign and cross-media ownership restrictions are contained in FATA and the Broadcasting Act 1942 and foreign owners, such as The Telegraph, are also subject to regulation by the Foreign Investment Review Board. The two other principal shareholders of Fairfax are subject to FATA or the Broadcasting Act 1942 and are subject to Australian statutory or regulatory limitations on ownership.

     In addition, the Australian Corporations Law limits the ability of persons such as The Telegraph who hold in excess of 20% of the voting shares in an Australian company from acquiring additional shares in that company without making a general offer to all of its other shareholders. An exception to this requirement exists if the person limits its acquisition of additional voting securities to no more than 3% in any six month period.

     The Australian government has proposed the formation of a governmental committee to review media ownership rules, which is expected to make its recommendations in early 1997. Management has stated that the outcome of the Australian government review will be taken into account in determining The Telegraph's strategy in relation to its investment in Fairfax. Depending upon the outcome of the Australian government review of its foreign investment policies and other relevant factors, the Company intends either to (i) increase its investment in Fairfax possibly to a majority position or (ii) sell or otherwise dispose of its interest in Fairfax, which should result in a substantial capital gain and (depending upon the structure of any such transaction) use all or a portion of the proceeds to reduce the Company's long term debt.


     Price Range of Ordinary Shares and Dividends. The ordinary shares of Fairfax are listed on the Australian Stock Exchange Limited. The twelve month high and low closing prices for the ordinary shares of Fairfax as of July 16, 1996 were A$3.05 ($2.28) and A$2.52 ($2.00), respectively, with a closing price as of July 16, 1996 of A$2.52 ($2.00) per share. A cash dividend of A$0.060 per ordinary share was declared in the third quarter ended March 31, 1996. The payment and the amount of future dividends will be determined by the Board of Directors of Fairfax based on considerations such as earnings from operations, capital requirements and Fairfax's financial condition and other relevant factors.


     Relationship with The Telegraph. In view of its ownership position and close involvement with the management of Fairfax, management of The Telegraph believes that The Telegraph is able to exert significant influence over the financial and operating policy decisions of Fairfax. While The Telegraph has no contractual entitlement to board representation, it is closely involved in the management of Fairfax and has offered to provide from time to time such industry and technical expertise as may be helpful to Fairfax's existing management team.

     Two members of the Board of Directors of Fairfax are also Directors of The Telegraph and of the Company. Mr. Conrad M. Black, Chairman of the Board and Chief Executive Officer of Hollinger Inc. and the Company, Chairman and Director of The Telegraph and Co-Chairman and a Director of Southam, is a Director and Deputy Chairman of the Executive Committee of Fairfax and Mr. Colson, Deputy Chairman and Chief Executive of The Telegraph and a Director of Hollinger Inc. and the Company, is a Director and Deputy Chairman of Fairfax.

     SOUTHAM. The Company, through The Telegraph and FDTH, has an approximate 19.5% interest in Southam, which is accounted for on the equity method. In late May 1996 Hollinger Inc. acquired a 21.5% interest in Southam, which together with the 19.5% interest indirectly owned by the Company, provide Hollinger Inc. and the Company with a combined approximate 41% interest in Southam. Hollinger Inc.'s stated plans are to increase its ownership interest by permissible purchases toward or beyond 50% and may thereafter seek to acquire all Southam common shares not then owned or controlled by Hollinger Inc. or the Company through an offer of the Company's securities involving, directly or indirectly, the issuance of the Company's Class A Common Stock. See "Recent Developments." Hollinger Inc. and the Company will pool their interests in Southam in a manner that maintains Southam's tax status as a publisher of Canadian newspapers and periodicals while ensuring that the maximum possible equity interest in Southam will continue to be owned by the Company. If the Company obtains control of Southam (through share ownership or otherwise), Southam's results of operations will be consolidated for accounting purposes.

     Business of Southam. Southam is a diversified publicly held enterprise in the communications and information industry with continuing operations in two principal business segments: newspaper publishing and business communications (83% and 17% of Southam's consolidated revenue, respectively, of Cdn.$1.0 billion in 1995). Southam is Canada's largest publisher of daily newspapers. Effective April 1, 1995, Southam sold its book retailing division. The book retailing division represented 18.8% of consolidated revenue in 1994. As part of the transaction, Southam received a minority interest in the common equity of FICG Inc. In early October 1995, Southam sold the last of its graphic businesses, Dittler Brothers, Incorporated.

     Newspapers published by Southam account for approximately 28% of Canada's total daily newspaper circulation (approximately 1.4 million) and include 17 daily and 33 weekly newspapers. Southam's principal publications include The Gazette (Montreal), The Ottawa Citizen, the Calgary Herald, The Vancouver Sun, The Province (Vancouver) and The Edmonton Journal.

     Southam has two operating divisions which provide communications and information services to business, government and the professions mainly in Canada and also in the United States. The Southam Magazine and Information Group publishes Canadian and United States business magazines and tabloids in the automotive, trucking, construction, national resources, manufacturing and other markets. The Southam Show Group operates Canadian and United States trade and consumer shows and show support services. On May 16, 1996, Southam announced a proposed sale of its Southam Show Group, also known as Southex Exhibitions, pursuant to an agreement in principle with the Daily Mail and General Trust plc, a media company based in London. Southam stated that the transaction is expected to close in July 1996, but did not disclose the terms of the transaction.

     The following table sets forth the revenue mix for Southam for the three years ended December 31, 1995 and the three months ended March 31, 1995 and 1996:


                                       YEAR ENDED DECEMBER 31,                       THREE MONTHS ENDED MARCH 31,
                       --------------------------------------------------------    --------------------------------
                             1993                1994                1995               1995              1996
                       ----------------    ----------------    ----------------    --------------    --------------
                                                     (CANADIAN DOLLARS IN THOUSANDS)
Newspapers............ $  810,714   69%    $  808,471   67%    $  846,262   83%    $197,529     84%    $206,204     83%
Business
  Communications......    157,395   13        166,700   14        176,083   17       38,616     16       42,804     17
Book Retailing........    208,049   18        226,188   19             --   --           --     --           --     --
                       ----------  ---     ----------  ---     ----------  ---     --------    ---     --------    ---
    Total............. $1,176,158  100%    $1,202,359  100%    $1,022,345  100%    $236,145    100%    $249,008    100%
                       ==========  ===     ==========  ===     ==========  ===     ========    ===     ========    ===

     The following table sets forth selected financial information for Southam for the three years ended December 31, 1995 and the three months ended March 31, 1995 and 1996:


                                                                                           THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                --------------------------------------    --------------------
                                                   1993          1994          1995         1995        1996
                                                ----------    ----------    ----------    --------    --------
                                                                                              (UNAUDITED)
                                                    (CANADIAN DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:(1)(2)
  Revenue...................................... $1,176,158    $1,202,359    $1,022,345    $236,145    $249,008
  Operating income (loss) before unusual items
    and income taxes (3).......................     34,184        70,498        59,411       9,651       3,873
  Net income (loss) in accordance with Canadian
    GAAP.......................................     21,568        44,008       (53,422)      3,410       2,401
  Earnings (loss) per share in accordance with
    Canadian GAAP..............................       0.29          0.58          (.70)       0.04        0.03

BALANCE SHEET DATA:(1)(2)
  Working capital
    (deficiency)............................... $  (14,475)   $    5,064    $   11,431    $ 61,408    $  5,366
  Total assets.................................    914,241       898,933       823,115     867,235     818,215
  Long-term debt...............................    117,922       124,500       179,491     168,100     178,586
  Shareholders' equity in accordance with
    Canadian GAAP..............................    433,397       454,803       359,264     454,369     358,233


- ------------

(1) See "Exchange Rates" for certain information concerning the exchange rates between Canadian and U.S. dollars for the periods indicated.

(2) The consolidated financial statements of Southam have been prepared in accordance with Canadian GAAP.

(3) Southam recorded restructuring charges of $120 million in 1995 and had a loss from discontinued operations of $14.5 million in 1995.

     Southam Restructuring Plans. On January 16, 1996, Southam announced that it would take a pretax charge against its 1995 earnings of Cdn.$120.0 million ($88.1 million) as part of a three year business plan. Approximately Cdn.$40.0 million of the charge relates to the writedown of redundant assets at its Pacific Press facility, with the remaining Cdn.$80.0 million relating to employee termination costs and will result from the elimination of 750 positions over the next three years.

     Regulatory Matters. The publication, distribution and sale of newspapers and magazines in Canada is regarded as a "cultural business" under the Investment Canada Act and consequently, any acquisition of control of Southam by a non-Canadian investor would be subject to the prior review and approval by the Minister of Industry of Canada.

     Constrained Share Provisions. Southam is a constrained share corporation under the Canada Business Corporations Act. The general effects of its constrained share status are to restrict the holding or ownership of its shares by non-Canadians, either individually or in the aggregate, within limits set from time to time by the Board of Directors; to prevent the issue or transfer of its shares in circumstances where these limits would be exceeded; and to limit the voting rights attached to its shares in circumstances where these limits are exceeded. These provisions were enacted in order to ensure the ability of advertisers in Southam's newspapers and other periodicals to deduct, for Canadian income tax purposes, the cost of advertising in their publications.

     The Board of Directors of Southam determined that the "constrained class" includes: (i) individuals other than Canadian citizens and (ii) corporations that are controlled directly or indirectly by citizens or subjects of a country other than Canada. The Board of Directors also has determined that the maximum aggregate holdings of members of the constrained class will be 25% and that the maximum individual holdings of members of the constrained class will be 25%. Because 18.9% of the Company's indirect 19.5% interest in Southam is held by HTH, a Canadian corporation which is controlled directly or indirectly by Hollinger Inc., a Canadian corporation, and a wholly owned Canadian subsidiary of Hollinger Inc. currently holds a 21.5% interest, Southam's constrained share provisions should not restrict the Company's or Hollinger Inc.'s investment in Southam. Accordingly, so long as the Company's investment maintains its current or a similar structure and assuming no more restrictive provisions are adopted by Southam, the Company would be free to make additional indirect investments in Southam.


     Price Range of Common Shares and Dividends. The ordinary shares of Southam are listed on the Toronto and Montreal stock exchanges. The twelve month high and low closing sales prices for the ordinary shares of Southam on the Toronto Stock Exchange as of July 16, 1996 were Cdn.$17.00 ($12.42) and Cdn.$12.25 ($9.06), respectively, with a closing price as of July 16, 1996 of Cdn.$16.00 ($11.66). A cash dividend in the amount of Cdn.$0.05 was declared per ordinary share payable June 15, 1996 to shareholders of record June 1, 1996. The payment and the level of future dividends will be determined by the Board of Directors of Southam based on considerations such as earnings from operations, capital requirements and the financial condition of Southam.



     Relationship with Hollinger Inc. and The Telegraph. In April 1993 Hollinger Inc. and The Telegraph entered into the Hollinger-Telegraph Joint Venture Agreement governing their joint investment in HTH and Southam. The agreement provides, among other things, that (i) each of Hollinger Inc. and The Telegraph is entitled to appoint two directors to the board of HTH; (ii) 572872 Alberta Inc. ("Alberta Holdco"), a wholly owned Canadian subsidiary of HTH, is entitled to designate for nomination for election to the board of directors of Southam a certain number of directors pursuant to the Southam Agreement and Hollinger Inc. and The Telegraph are entitled to designate an equal number of such nominees and in the case of an odd number, HTH is entitled to designate one nominee; (iii) the approval of both Hollinger Inc. and The Telegraph is required for certain significant transactions; and (iv) Hollinger Inc. and The Telegraph have "buy-sell," "first refusal" and "carry along" rights that govern their ability to deal with their shares in HTH. To secure their respective obligations referred to in (iv) above, Hollinger Inc. and The Telegraph have granted each other a security interest in their respective holdings of HTH. As a result of the Reorganization, FDTH became subject to the Hollinger-Telegraph Joint Venture Agreement. In January 1996, Alberta Holdco amalgamated with HTH and the amalgamated corporation became entitled to the rights and subject to the obligations of the amalgamating corporations under such agreement.



     Mr. Conrad M. Black, Chairman of the Board and Chief Executive Officer of Hollinger Inc. and the Company, Chairman and a Director of The Telegraph and a Director and Deputy Chairman of the Executive Committee of Fairfax, is Co-Chairman and a Director of Southam. Mr. F. David Radler, President and Chief Operating Officer and a Director of Hollinger Inc. and the Company and a Director of The Telegraph is a Director of Southam. Mr. Peter G. White, a Director of Hollinger Inc., is a Director of Southam. Mr. Stephen A. Jarislowsky, a Director of The Telegraph, has been nominated for election as a Director of Southam at the July 22, 1996 special shareholders meeting.


     JOINT VENTURE PRINTING COMPANIES. All copies of The Daily Telegraph and The Sunday Telegraph are printed by The Telegraph's two 50% owned joint venture printing companies, West Ferry Printers and Trafford Park Printers. See "Business--International Newspaper Operations--The Telegraph--Printing."

LEGAL PROCEEDINGS

     The Company becomes involved from time to time in various claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, defamation and invasion of privacy actions. The Telegraph does not carry libel insurance. Management of The Telegraph believes that the cost of such insurance is not warranted by the insignificant nature of the libel claims against The Telegraph in recent years. The decision not to carry libel insurance has been, and will continue to be, reviewed periodically based on any changed circumstances. In addition, the Company is involved from time to time in various governmental and administrative proceedings with respect to employee terminations and other labor matters, environmental compliance, tax and other matters.

     Management believes that the outcome of any pending claims or proceedings will not have a material adverse effect on the Company taken as a whole. See
Note 16 to the Consolidated Financial Statements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names and ages (as of June 12, 1996) of each of the Company's current executive officers and directors, followed by a description of their principal occupations during the past five years and current directorships of public reporting companies and investment companies in the United States, Canada, the United Kingdom and Australia. Unless otherwise indicated, each of the executive officers has held his or her position with the Company, or a similar position with the Company, for at least the past five years.


             NAME                AGE                   POSITION WITH THE COMPANY
             ----                ---                   -------------------------
The Hon. Conrad M. Black,
  P.C., O.C...................     51   Chairman of the Board of Directors, Chief Executive
                                        Officer and Director
F. David Radler...............     54   President, Chief Operating Officer and Director
J.A. Boultbee.................     52   Vice President and Chief Financial Officer
Barbara Amiel Black...........     55   Vice President, Editorial and Director
Paul B. Healy.................     32   Vice President, Investor Relations and Corporate
                                        Development
Kenneth L. Serota.............     34   Vice President--Law and Finance and Secretary
Frederick A. Creasey..........     46   Group Corporate Controller
Dwayne O. Andreas.............     78   Director
Richard Burt..................     49   Director
Raymond G. Chambers...........     53   Director
Daniel W. Colson..............     49   Chief Executive of The Telegraph and Director
Dr. Henry A. Kissinger........     73   Director
Marie-Josee Kravis............     46   Director
Shmuel Meitar.................     52   Director
Richard N. Perle..............     54   Director
The Hon. Robert S. Strauss....     77   Director
Alfred Taubman................     72   Director
James R. Thompson.............     60   Director
Lord Weidenfeld...............     76   Director
Leslie H. Wexner..............     58   Director



     THE HON. CONRAD M. BLACK, P.C., O.C., Chairman of the Board of Directors, Chief Executive Officer and Director. Mr. Black has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since October 25, 1995, and has served as a Director of the Company since 1985. Mr. Black served as Deputy Chairman of the Board of Directors of the Company from 1991 to October 25, 1995. Mr. Black has served for the past five years as the Chairman of the Board and Chief Executive Officer of Hollinger Inc. He currently serves as the Chairman and as a Director of The Telegraph, as a Director and Deputy Chairman of the Executive Committee of Fairfax, and as Chairman of the Board, Chief Executive Officer and as a Director of Argus, as a Director of Brascan Limited and the Canadian Imperial Bank of Commerce, as Co-Chairman and as a Director of Southam, all of which are public reporting companies in Canada, and as a Member of the Advisory Board of Gulfstream Aerospace Corporation.



     F. DAVID RADLER, President, Chief Operating Officer and Director. Mr. Radler has served as President and Chief Operating Officer of the Company since October 25, 1995 and a Director of the Company since 1984. Mr. Radler was Chairman of the Board of Directors of the Company from 1990 to October 25, 1995. Mr. Radler has served for the past five years as President and Chief Operating Officer and a Director of Hollinger Inc. He currently serves as a Director of The Telegraph, and as a Director of Argus, Dominion Malting Limited, Southam and West Fraser Timber Co. Ltd., all of which are Canadian public reporting companies.

     J. A. BOULTBEE, Vice President and Chief Financial Officer. Mr. Boultbee has served as Vice President and Chief Financial Officer since June 1996, as Vice President, Finance and Treasury of the Company from October 25, 1995 to June 1996, and as a Vice President of the Company since 1987. Mr. Boultbee served as a Director of the Company from 1988 to October 25, 1995. Mr. Boultbee has served for the past five years as a Director and as the Vice-President, Finance and Treasury of Hollinger Inc. Mr. Boultbee also serves as a Director of Argus and Consolidated Enfield Corporation, which are Canadian public reporting companies.



     BARBARA AMIEL BLACK, Vice President, Editorial and Director. Mrs. Black has served as Vice President, Editorial of the Company since September 1995 and as a Director of the Company since February 1996. Mrs. Black is the wife of Mr. Conrad M. Black. After an extensive career in both on and off air television production, Mrs. Black was the editor of The Toronto Sun from 1982 to 1984, a columnist of The Times and The Sunday Times of London from 1986 to 1994 and a columnist of Maclean's magazine since 1976. Mrs. Black also serves as Vice President, Editorial and as a Director of Hollinger Inc.



     PAUL B. HEALY, Vice President, Investor Relations and Corporate Development. Mr. Healy has served as Vice President, Investor Relations of the Company since October 25, 1995. Mr. Healy was a Vice President of The Chase Manhattan Bank, N.A. for more than five years prior to October 1995, serving as a corporate finance specialist in the media and communications sector.



     KENNETH L. SEROTA, Vice President--Law and Finance and Secretary. Mr. Serota has served as Vice President--Law and Finance since June 1996, as Secretary of the Company since May 1995 and as Vice President from October 25, 1995 to June 1996. Mr. Serota served as Vice President, General Counsel and Secretary of Mama Tish's International Foods, a frozen dessert manufacturer, from June 1992 to March 1995. Mr. Serota was associated with Holleb & Coff, attorneys at law, from 1986 through June 1992.


     FREDERICK A. CREASEY, Group Corporate Controller. Mr. Creasey has served as Group Corporate Controller since May 1996. Mr. Creasey has also served as Controller of Hollinger Inc. for the last five years.

     DWAYNE O. ANDREAS, Director. Mr. Andreas has served as a Director of the Company since February 1996. Mr. Andreas has served as the Chairman and Chief Executive Officer of Archer-Daniels-Midland Co., a publicly traded Fortune Five Hundred company, since 1970. Mr. Andreas was Chairman of President Reagan's Task Force on International Private Enterprise from 1983 to 1985. He currently serves as a Director of Salomon, Inc., an investment banking firm in New York.

     RICHARD BURT, Director. Mr. Burt has served as a Director of the Company since September 1994. Mr. Burt has served as Chairman of International Equity Partners, an emerging markets investment banking and advisory services firm, since 1994. He was a partner with McKinsey & Company, Inc. from 1991 to 1994. Mr. Burt has served as Chief Negotiator in Strategic Arms Reduction Talks from 1989 to 1991 and as the United States Ambassador to the Federal Republic of Germany from 1985 to 1989. Mr. Burt currently serves as a director of Video Lottery Technologies, Inc., a United States public reporting company.

     RAYMOND G. CHAMBERS, Director. Mr. Chambers has served as a Director of the Company since February 1996. Mr. Chambers has served as a Trustee of the Amelior Foundation for "at risk youth" since 1988. He is Founding Chairman of the Points of Light Foundation and is Co-Chairman of the New Jersey Performing Arts Center and the One to One Partnership.

     DANIEL W. COLSON, Director. Mr. Colson has served as a Director of the Company since February 1995. Mr. Colson served as Vice Chairman of The Telegraph from 1992 to 1995 and as Deputy Chairman of The Telegraph since 1995 and Chief Executive of The Telegraph since 1994. Prior thereto, Mr. Colson was a partner of Stikeman, Elliott, attorneys at law, for more than five years. Mr. Colson currently serves as a Director of Hollinger Inc. and Argus, which are Canadian public reporting companies, as a Director of The Telegraph and as a Director and Deputy Chairman of Fairfax.

     DR. HENRY A. KISSINGER, Director. Dr. Kissinger has served as a Director of the Company since February 1996. Dr. Kissinger has served as Chairman of Kissinger Associates Inc., an international consulting firm, since 1982. Dr. Kissinger served as the 56th Secretary of State from 1973 to 1977. He also served as Assistant to the President for National Security Affairs from 1969 to 1975 and as a member of the President's Foreign

Intelligence Advisory Board from 1984 to 1990. Dr. Kissinger currently serves as Counselor to the Chase Manhattan Bank and as a member of its International Advisory Committee, as Chairman of the International Advisory Board of American International Group, Inc., and as a Director of Continental Grain Company, The Revlon Group, Inc. and Freeport-McMoRan Inc., all of which are United States public reporting companies.

     MARIE-JOSEE KRAVIS, Director. Mrs. Kravis has served as a Director of the Company since February 1996. She has served as a Senior Fellow of the Hudson Institute Inc. since 1994. She has served as a Director of The Seagram Company Ltd. since 1988, a Canadian public reporting company, and as a Director of Hasbro Inc. since 1995 and Ford Motor Company since 1995, both of which are United States public reporting companies. Mrs. Kravis also served as an Executive Director of the Hudson Institute of Canada Inc. from 1979 to 1994 and as a Director of Hollinger Inc. from June 1994 until 1995.

     SHMUEL MEITAR, Director. Mr. Meitar has served as a Director of the Company since February 1996. Mr. Meitar also serves as Vice Chairman of Aurec Ltd., a leading provider of communications, media and information services since 1991. Prior to 1991, Mr. Meitar served as President of the Aurec Group which includes Golden Channels, the largest cable television franchise in Israel, and Golden Pages, the Israeli Yellow Pages.

     RICHARD N. PERLE, Director. Mr. Perle has served as a Director of the Company since June 1994. Mr. Perle has served as Resident Fellow of the American Enterprise Institute for Public Policy Research since 1987. He was the Assistant Secretary for the United States Department of Defense, International Security Policy from 1981 to 1988. Mr. Perle is a member of the International Advisory Board of Hollinger Inc.

     THE HON. ROBERT S. STRAUSS, Director. Mr. Strauss has served as a Director of the Company since February 1996. Mr. Strauss was a founder of, and is currently a Partner of, Akin, Gump, Strauss, Hauer & Feld, a national law firm. Mr. Strauss served as United States Ambassador to the Soviet Union beginning in 1991, and following the dissolution of the Soviet Union, as United States Ambassador to the Russian Federation until 1992 when he resigned and rejoined his former law firm. He has also served as a Director of General Instrument since 1991 and as a Director of Archer-Daniels-Midland Co. since 1981, both of which are United States public reporting companies. From 1983 to 1988 he served as a Director of Pepsico, Inc., from 1981 to 1989 he served as a Director of Xerox Corp., and he served as a Director of Hollinger Inc. from September 1994 until 1995.

     ALFRED TAUBMAN, Director. Mr. Taubman has served as a Director of the Company since February 1996. Since 1983, Mr. Taubman has been the largest shareholder, Chairman and a Director of Sotheby's Holdings Inc., the international art auction house. Mr. Taubman also serves as Chairman of The Taubman Company and Taubman Centers, Inc., companies engaged in the regional retail shopping center business, and as a Director of Live Entertainment of Canada Inc., a company involved with theatrical productions.

     JAMES R. THOMPSON, Director. Mr. Thompson has served as a Director of the Company since June 1994. Mr. Thompson has served as the Chairman of Winston & Strawn, attorneys at law, since 1991. Mr. Thompson served as the Governor of the State of Illinois from 1977 to 1991. Mr. Thompson currently serves as a director of FMC Corporation, Prime Retail, Inc. and Jefferson Smurfit Corporation, which are United States public reporting companies. Mr. Thompson was a Director of The Sun-Times Company prior to its acquisition by the Company.

     LORD WEIDENFELD, Director. Lord Weidenfeld has served as a Director of the Company since February 1996. Lord Weidenfeld has served as Chairman of Weidenfeld & Nicolson Ltd., a book publisher, since 1975. Lord Weidenfeld served as a Director of Hollinger Inc. from September 1993 until 1995.

     LESLIE H. WEXNER, Director. Mr. Wexner has served as a Director of the Company since February 1996. Mr. Wexner has served as Chairman and Chief Executive Officer of The Limited, Inc., a company whose activities include the retail of apparel and personal care items, since 1963. He also currently serves as a Director of Intimate Brands Inc. and as Chairman of the Board of Trustees of The Ohio State University. Mr. Wexner served as a Director of Sotheby's Holdings Inc. from 1983 to 1995 and as a Director of Bank One from 1986 to 1994.

                             CERTAIN RELATIONSHIPS
RELATIONSHIP WITH HOLLINGER INC.

     Agreements Related to the Reorganization. In connection with the October 1995 Reorganization, Hollinger Inc. and the Company entered into several contractual arrangements. Under the Share Exchange Agreement, Hollinger Inc. has agreed that, for a period of two years following the closing of the Share Exchange Agreement, it will consult with an Independent Committee (as defined in the agreement) of the Company's Board of Directors with respect to any proposed sale or disposition of any shares of Series A Preferred Stock or any public offer or sale of Class A Common Stock, so as not to interfere with any planned capital market activities of the Company. Hollinger Inc. has also agreed not to propose or undertake a Going Private Transaction (as defined in the agreement) concerning the Company during such period unless approved by a majority of disinterested members of the Independent Committee. Hollinger Inc. has also agreed that so long as any shares of Series A Preferred Stock are held by Hollinger Inc. or any of its affiliates, the Company may not reduce the conversion price of such shares, redeem any shares or amend or modify the terms thereof, unless such action is approved by a majority of the disinterested members of such Independent Committee.

     The Share Exchange Agreement includes a covenant by Hollinger Inc. that it will exercise its redemption rights as a holder of shares of Series A Preferred Stock only with respect to a number of shares proportionate to the number of HTH Shares or the underlying Southam common shares that at the time of such exercise have been delivered to FDTH free and clear of encumbrances as provided in the Share Exchange Agreement, and that Hollinger Inc. will cause any transferee of shares of Series A Preferred Stock to agree to be bound by the same covenant. The Company also agreed that so long as any of the HTH Shares are subject to the pledge under the Southam-Linked Debentures, the Company will use its reasonable commercial efforts not to take any action, without the consent of Hollinger Inc., which itself would constitute an event of default by Hollinger Inc. under the indenture relating to such debentures. In addition, under the related HTH/FDTH Share Exchange Agreement to which the Company is a third party beneficiary and subject to its terms, Hollinger Inc. has agreed to deliver to FDTH legal title to the HTH Shares free and clear of the pledge under the indenture related to the Southam-Linked Debentures and any other pledges, liens or encumbrances other than permitted encumbrances. If Hollinger Inc. fails to so deliver clear legal title by April 1, 1999, Hollinger Inc. has agreed to pay an amount equal to the greater of the aggregate purchase price paid by FDTH for the HTH Shares or the fair market value of the HTH Shares which have not been delivered to FDTH calculated by reference to the then market value of the underlying Southam shares. Upon payment in full of the amount due from Hollinger Inc., FDTH is obligated to reconvey to Hollinger Inc. FDTH's interest in the HTH Shares not previously delivered unencumbered by Hollinger Inc.


     The Company's equity interests in The Telegraph, Southam and Fairfax are held through intermediate English holding companies, DTH and FDTH, whose only significant long-term assets are their direct or indirect interests in The Telegraph, Southam and Fairfax. DTH and FDTH have outstanding preference shares held by persons other than the Company and its affiliates with an aggregate redemption amount of $227.1 million (as of March 31, 1996) and which require the payment of quarterly dividends with a current effective dividend cost of 5.5% per annum (after giving effect to certain interest rate and currency exchange agreements). In addition, DTH owns all 165,000,000 non-cumulative redeemable preference shares of L1 per share issued by FDTH and 23,801,420 non-cumulative redeemable preference shares of Cdn. $1 per share issued by FDTH which were transferred by Hollinger Inc. to DTH in July 1995.



     The DTH Preference Shares are redeemable at the option of the holder at any time on four days' notice at a redemption price discounted in accordance with an agreed formula, and the FDTH Preference Shares and the DTH Preference Shares are redeemable by the issuer or the holders on the fifth anniversary of their issuance (May or June 1997, respectively), each five year anniversary thereafter and at other prescribed times and in prescribed circumstances, including where the consolidated debt of Hollinger Inc. is more than two times its consolidated equity. This debt to equity ratio is affected by, among other things, Hollinger Inc.'s consolidated results of operations, as well as changes in the levels of consolidated debt of Hollinger Inc. and its subsidiaries, including the Company. The Company has been informed by Hollinger Inc. that, based on preliminary calculations as of June 30, 1996, Hollinger Inc. believes that it is in compliance with the Debt to Equity Ratio at June 30, 1996. Final calculations will be made when the interim consolidated financial statements of Hollinger Inc. become available. However, in light of the contemplated additional debt financing to be incurred in connection with the acquisition of the Telegraph Minority Shares, Hollinger Inc. has indicated that it will not be in compliance with the Debt to Equity Ratio as of September 30, 1996. Accordingly, there can be no assurance that holders of the DTH or FDTH Preference Shares will not exercise their retraction rights against DTH or FDTH or against Hollinger Inc. pursuant to contractual arrangements with the holders under which Hollinger Inc. has agreed to purchase the DTH Preference Shares and the FDTH Preference Shares. If Hollinger Inc. does not satisfy its purchase obligations, the DTH Preference Shares and the FDTH Preference Shares are exchangeable at the holders' option for Hollinger Inc. common shares at an exchange price equal to 95% of the then current market price of Hollinger Inc. common shares. Pursuant to the DTH/FDTH Preference Share Agreement entered into at the time of the Reorganization, in the event Hollinger Inc. is required to purchase any DTH and FDTH Preference Shares under these circumstances, Hollinger Inc. shall have the right, following written notice, to require the Company to purchase such shares at the then retraction price. The aggregate amount of any such payments by the Company to Hollinger Inc. (other than in respect of shares held by Argsub) would be a maximum of approximately $125.6 million. "Consolidated Debt" is defined as the sum of short term debt, long term debt, long term lease obligations and convertible debentures and similar liabilities of Hollinger Inc. and also including the aggregate liability of Hollinger Inc. under any guarantees provided by it in respect of the obligations of any entity not consolidated with it in its financial results, all as determined in accordance with generally accepted accounting principles in Canada. "Consolidated Equity" is defined as the sum of the capital stock and retained earnings of Hollinger Inc. as determined in accordance with generally accepted accounting principles in Canada, which capital stock shall include the sum of the nominal or par value of all outstanding DTH and FDTH Preference Shares minus the nominal or par value of all outstanding DTH and FDTH Preference Shares held by the other or by Hollinger Inc. or any affiliate.



     Hollinger Inc. and Southam entered into an agreement (the "Southam Agreement") in January 1993 that provides, among other things, that: (1) a majority of directors on the board of directors of Southam and each board committee must be independent of Hollinger Inc. and Southam's management; (ii) Hollinger Inc. is entitled to representation on the Southam board of directors proportionate to its shareholding (currently three directors); and (iii) independent director and, in certain cases, shareholder approvals are required for major transactions between Hollinger Inc. and Southam. The Southam Agreement remains in effect as long as Hollinger Inc. owns at least 15% of the then outstanding common shares in the capital of Southam. The Southam Agreement ceases to have effect if Hollinger Inc. becomes the majority shareholder of Southam. The Southam Agreement was assigned by Hollinger Inc. to Alberta Holdco, a wholly owned Canadian subsidiary of HTH, which is the entity which holds substantially all of the interests of FDTH and The Telegraph in Southam. In January 1996, Alberta Holdco amalgamated with HTH. As a result of the Reorganization, FDTH has the rights and obligations of Hollinger Inc. under the Southam Agreement.


     In connection with the Reorganization, the Company entered into interest rate and currency exchange arrangements with Hollinger Inc. for the period ending June 30, 1997 (the "Supplemental Swap Arrangements"), that are intended to permit the Company to receive benefits that correspond to those obtained by Hollinger Inc. under its interest rate and currency exchange arrangements dated as of June 11, 1992 (the "Original Swap Arrangements") with a Canadian chartered bank. The Original Swap Arrangements were intended to effectively convert substantially all of the DTH Preference Share dividends to United States dollar obligations payable at a variable rate derived from LIBOR for the period ending June 30, 1997, and to convert Cdn. $60 million of the capital amount of Series 1 of the DTH Preference Shares to United States $50.3 million payable June 30, 1997. Under the terms of the DTH Preference Shares, all amounts on Series 1 of the DTH Preference Shares are payable in Canadian dollars, with dividends at a fixed rate of 7.748%, while all amounts on Series 2 of the DTH Preference Shares are payable in United States dollars, with dividends at a fixed rate of 6.829% (subject in either case to potential increases in the dividend rate to adjust for reductions in income tax credits or any additional income tax liabilities affecting holders of preference shares). The Company has agreed to make variable rate interest payments and a currency payment to Hollinger Inc. that correspond to Hollinger Inc.'s obligations to the Canadian chartered bank under the Original Swap Arrangements, and Hollinger Inc. has agreed to pay fixed rate interest payments and a currency payment to the Company that correspond to the bank's obligations to it under the Original Swap Arrangements. These arrangements, after giving effect to certain tax indemnities to holders of DTH Preference Shares which would have raised the dividend cost, permitted the Company to lower the effective dividend cost for financial reporting purposes to 5.8% for Series 1 of the DTH Preference Shares and to 6.3% for Series 2 of the DTH Preference Shares using December 31, 1995 rates.

     Other Arrangements. Hollinger Inc. has guaranteed the Senior Notes issued by American Publishing (1991) Inc. ("AP-91"), a subsidiary of the Company. The amount of Hollinger Inc.'s guarantee varies and is limited pursuant to a formula, which at December 31, 1995 was zero. The Company was indebted to Hollinger Inc. in the amount of $24.6 million at December 31, 1995. Following repayment of a significant portion of intercompany indebtedness owed to Hollinger Inc. on February 7, 1996 from the proceeds of the Company's equity and debt offerings, owed Hollinger Inc. approximately $4.1 million as of March 31, 1996.

     Additional or modified arrangements and transactions may be entered into in the future by the Company and Hollinger Inc. and their respective subsidiaries. Any such future arrangements and transactions will be determined through negotiation between the Company and Hollinger Inc. and it is possible that conflicts of interest will be involved. In general, the Audit Committee of the Board of Directors of the Company is responsible for recommending to the Board of Directors policies and procedures for dealing with conflicts of interest and reviews any such arrangements and transactions.

MANAGEMENT SERVICES AND BUSINESS OPPORTUNITIES

     Concurrently with the consummation of the Company's initial public offering, the Company and Hollinger Inc. entered into agreements for the purpose of defining their ongoing relationships, including a Services Agreement and a Business Opportunities Agreement. These agreements, which remain in effect, were developed in the context of a parent-subsidiary relationship and, therefore, were not the result of arms-length negotiations between independent parties. The agreements were subsequently amended, with the approval of the Audit Committee, in connection with the Reorganization and again on February 7, 1996.

     Management Services. Historically, Hollinger Inc. provided various management and administrative services to the Company and continued such relationship pursuant to the Services Agreement. Although the primary purpose of the agreement relates to the provision of services by Hollinger Inc. to the Company, the agreement also contemplates that the Company may provide services to Hollinger Inc. The services to be provided pursuant to the Services Agreement include, among other things, strategic advice and planning and financial services (including advice and assistance with respect to acquisitions); assistance in operational matters; participation in group insurance programs; and guarantees of indebtedness of the Company or other forms of credit enhancements. The party receiving the services has agreed to reimburse the party rendering the services for its allocable costs in providing those services, as determined by the provider thereof or, in the case of a guarantee, for an amount equal to the cost to the Company of obtaining a bank letter of credit in the amount of such guarantee. The party allocating its costs will consider the salaries or other compensation payable to directors, officers and employees actually providing services, out-of-pocket costs, the cost of obtaining substantially equivalent services from a third party and other factors as may be deemed appropriate. The Services Agreement will remain in effect for so long as Hollinger Inc. holds at least 50% of the voting power of the Company, subject to termination by either party under certain specified circumstances.


     The services agreement between The Telegraph and Hollinger Inc. (the "Hollinger-Telegraph Services Agreement") sets forth the basis on which Hollinger Inc. and The Telegraph may provide services to each other. So long as Mr. Black remains Chairman of the Board of The Telegraph, The Telegraph will bear 66.7% of the cost of Mr. Black's office at Hollinger Inc., or such other proportion as may be agreed from time to time by the Audit Committee of The Telegraph and senior management of Hollinger Inc. Other services are provided at cost and typically include the arrangement of insurance; assistance in the arrangement of financing required by The Telegraph; and assistance and advice on acquisitions, disposals and joint venture arrangements. The amount of the charges in respect of these other services is submitted to the Audit Committee of The Telegraph for approval. Hollinger Inc. has assigned its rights and obligations under the Hollinger-Telegraph Services Agreement to the Company on May 9, 1996 with the consent of The Telegraph.

     Pursuant to the Services Agreement, the Company has paid Hollinger Inc. and affiliates (including Messrs. Black, Boultbee, Colson, Cowan and Radler and Mrs. Black who are officers and/or directors of both Hollinger Inc. and of the Company and who do not receive compensation in their capacities as executive officers of the Company directly from the Company) for an allocated portion of Hollinger Inc.'s costs relating to such services in the aggregate amounts of $3,555,000 in 1994 and $4,113,300 in 1995. For the years ended December 31, 1994 and 1995, Hollinger Inc. provided services to The Telegraph for which it received payment of $1,282,965 and $1,464,665, respectively. The Company anticipates that the total amount to be received by Hollinger Inc. under the Services Agreement and the Hollinger-Telegraph Services Agreement will increase from approximately $5.6 million in 1995 to approximately $8.4 million in 1996 and reflects additional services to be rendered as a result of the acquisition by the Company of a majority interest in The Telegraph and its equity investments in Fairfax and Southam.

     Business Opportunities. The Business Opportunities Agreement provides that the Company is Hollinger Inc.'s principal vehicle for engaging in and effecting acquisitions in the newspaper business and in related media business in the United States, Israel, and, through The Telegraph, the Telegraph Territory. Hollinger Inc. has reserved to itself the ability to pursue all media (including newspaper) acquisition opportunities outside the United States, Israel and the Telegraph Territory and all media acquisition opportunities unrelated to the newspaper business in the United States, Israel and the Telegraph Territory. As newspaper acquisition opportunities arise in the United States, Israel and the Telegraph Territory, the Company has the right to pursue such opportunities directly or through The Telegraph. If Hollinger Inc. acquires a newspaper business in the United States or Israel, Hollinger Inc. will be obligated to offer such business for sale to the Company on terms no less favorable to the Company than those obtained by Hollinger Inc. Hollinger Inc. is prohibited from acquiring newspapers or media businesses in the Telegraph Territory under a co-operation agreement with The Telegraph (the "Co-operation Agreement"). As newspaper or media acquisitions arise in Canada, Hollinger Inc. has the right to pursue such opportunities, except that the Company is permitted to increase its investment in Southam. Likewise, if the Company acquires a newspaper business in Canada (other than an increase in its indirect investment in Southam), the Company will be obligated to offer such business for sale to Hollinger Inc. on terms no less favorable to Hollinger Inc. than those obtained by the Company. Hollinger Inc. expects to continue to acquire newspapers in Canada, as the Company is not permitted to increase its presence in Canada except through an increase in its ownership interest in Southam, and to explore the acquisition of media businesses elsewhere in the world subject to the provisions of the Business Opportunities Agreement and the Co-operation Agreement with The Telegraph. Any decision by the Company with respect to a particular acquisition shall be subject to the review and approval of the Audit Committee. In addition, the Business Opportunities Agreement does not restrict newspaper companies in which Hollinger Inc. has a minority investment from acquiring newspaper or media businesses in the United States or Israel, nor does it restrict subsidiaries of Hollinger Inc. from acquiring up to 20% interests in publicly-held newspaper businesses in the United States. For the purposes of the Business Opportunities Agreement, "newspaper business" means the business of publishing and distributing newspapers, magazines and other paid or free publications having national, regional, local or targeted markets, including publications having limited or no news or editorial content such as shoppers or other total market coverage publications and similar publications. "Media business" means the business of broadcasting radio, television, cable and satellite programs (including national, regional or local radio, television, cable and satellite programs). The Business Opportunities Agreement will remain in effect so long as Hollinger Inc. holds at least 50% of the voting power of the Company, subject to termination by either party under certain specified circumstances.

     In connection with the listing of The Telegraph's shares on the London Stock Exchange, Hollinger Inc. and its subsidiaries and The Telegraph entered into several agreements to govern their continuing relationship, including, among others, the Co-operation Agreement and the Hollinger-Telegraph Services Agreement. Under the Co-operation Agreement, The Telegraph and Hollinger Inc. have agreed not to engage in, or hold a significant interest in an enterprise engaging in, the newspaper, magazine, radio or television business where the other has existing operations, without the other's prior written consent except in specified circumstances. For purposes of this agreement, The Telegraph's areas of operations are the United Kingdom, the rest of the European Community, Australia and New Zealand, and Hollinger Inc.'s are the United States, Canada, the Caribbean and Israel. The Co-operation Agreement permits joint ventures anywhere in the world, subject to the consent of the minority shareholders of The Telegraph, unless the London Stock Exchange agrees the joint venture is of immaterial size. Mr. Black entered into a similar undertaking with The Telegraph. Pursuant to the Business Opportunities Agreement, the Company has agreed not to violate the Co-operation Agreement. The Co-operation Agreement will remain in effect until Hollinger Inc. ceases to control The Telegraph.

     The Company and Hollinger Inc. also have acknowledged that, pursuant to the Co-operation Agreement with The Telegraph, Hollinger Inc. has undertaken to restrict its activities in respect of the newspaper business and the media business (defined to include radio, television, cable and satellite programs) in the Telegraph Territory. So long as Hollinger Inc. has beneficial ownership of 50% or more of the voting power of the Company's outstanding securities, the Company and Hollinger Inc. have agreed that neither shall, without the other's prior written consent, violate the provisions of the Co-operation Agreement. In addition, Hollinger Inc. has agreed not to amend or modify the Co-operation Agreement and will not waive any benefit or right hereunder without the prior written consent of the Company. Hollinger Inc. is prohibited from directly acquiring beneficial ownership of any voting securities of The Telegraph.

OTHER TRANSACTIONS

     See the Company's Annual Proxy Statement dated April 26, 1996, incorporated herein by reference, for a description of certain other transactions.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 250,000,000 shares of Class A Common Stock, $.01 par value per share, 50,000,000 shares of Class B Common Stock, $.01 par value per share, and 20,000,000 shares of Preferred Stock. After giving effect to the Offering (assuming the Underwriters' over-allotment option is not exercised and that the Series A Preferred Stock is not converted into Class A Common Stock), there will be 71,065,754 shares of Class A Common Stock outstanding and 14,990,000 shares of Class B Common Stock outstanding. Hollinger Inc. will hold 33,610,754 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock or 58.5% of the outstanding Common Stock and 84.2% of the combined voting power of the outstanding Common Stock, and 49.6% of the outstanding Common Stock and 78.5% of the combined voting power of the outstanding Common Stock upon the issuance of 15,000,000 shares of Class A Common Stock in connection with the PRIDES. See "Risk Factors--Control by Hollinger Inc. and Disproportionate Voting Rights" and "Principal Stockholders."


CLASS A AND CLASS B COMMON STOCK

     VOTING RIGHTS

     Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock are not entitled to vote cumulatively for the election of Directors. Hollinger Inc. presently retains, by virtue of its ownership of all outstanding shares of Class B Common Stock, effective control of the Company through its ownership of 88.2% of the combined voting power of the outstanding Common Stock.

     Directors may be removed with or without cause by the holders of the Common Stock. A vacancy on the Board created by the removal or resignation of a Director or by the expansion of the authorized number of Directors may be filled by the remaining Directors then in office.

     The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law.

     DIVIDENDS

     Each share of Class A Common Stock and Class B Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company. Under the Delaware General Corporation Law, the Company may declare and pay dividends only out of its surplus, or in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. Under the Delaware General Corporation Law, surplus is defined as the excess, if any, at any given time, of the net assets of the Company over the amount determined to be capital. Capital represents the aggregate par value of the Company's capital stock. No dividends may be declared, however, if the capital of the Company has been diminished by depreciation, losses or otherwise to any amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time that dividends are paid on either. Any dividend so declared and payable in cash, capital stock of the Company (other than Class A Common Stock or Class B Common Stock) or other property will be paid equally, share for share, on the Class A Common Stock and Class B Common Stock. Dividends and distributions payable in shares of Class A Common Stock may be paid only on shares of Class A Common Stock and dividends and distributions payable in shares of Class B Common Stock may be paid only on shares of Class B Common Stock. If a dividend or distribution payable in Class A Common Stock is made on the Class A Common Stock, the Company must also make a simultaneous dividend or distribution on the Class B Common Stock. If a dividend or distribution payable in Class B Common Stock is made on the Class B Common Stock, the Company must also make a simultaneous dividend or distribution on the Class A Common Stock. Pursuant to any such dividend or distribution, each share of Class B Common Stock will receive a number of shares of Class B Common Stock equal to the number of shares of Class A Common Stock payable on each share of Class A Common Stock.

     TRANSFERABILITY AND CONVERTIBILITY OF CLASS B COMMON STOCK

     Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger Inc. to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger Inc. or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger Inc. or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of the Class B Common Stock. Any such offer shall be subject to the requirements of applicable securities laws.

     Any holder of Class B Common Stock may pledge his or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a permitted transaction. Hollinger Inc. has pledged all shares of Class A Common Stock, Class B Common Stock and Series A Preferred Stock owned by it to Canadian chartered banks as collateral for outstanding indebtedness of Hollinger Inc. and the Southam Facility.

     OTHER PROVISIONS

     There are no preemptive rights to subscribe for any additional securities which the Company may issue, and there are no redemption provisions or sinking fund provisions applicable to either class, nor is the Class A Common Stock or the Class B Common Stock subject to calls or assessments by the Company. All outstanding shares are, and all shares to be outstanding upon completion of the Offerings will be, legally issued, fully paid and nonassessable.

     In the event of the liquidation, dissolution or winding up of the Company, holders of the shares of Class A Common Stock and Class B Common Stock are entitled to share equally, share for share, in the assets available for distribution.

     LISTING OF CLASS A COMMON STOCK

     The Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "HLR."


PREFERRED STOCK



     The Company's Restated Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of Preferred Stock. The Board of Directors has the authority under the Restated Certificate to establish voting rights, liquidation preferences, redemption rights, conversion rights and other rights with respect to such Preferred Stock without the approval of the Company's stockholders.



     SERIES A PREFERRED STOCK



     The Company's Series A Preferred Stock consists of 739,500 shares of Series A Preferred Stock, all of which is held by Hollinger Inc. The number of shares of the Series A Preferred Stock is equal to 1/10 of the 7,395,000 Southam common shares directly or indirectly included in the Hollinger Southam Interest (namely, 250,000 Southam common shares owned directly by FDTH plus one-half of the 14,290,000 Southam common shares owed indirectly by HTH). The shares of the Series A Preferred Stock are entitled to receive cumulative cash dividends, payable quarterly. The amount of each dividend per share will be equal to the aggregate amount (if any) of ordinary course cash dividends paid during the preceding calendar quarter on such Southam shares divided by 739,500. If at any time full cumulative dividends on the shares of the Series A

Preferred Stock have not been and are not being contemporaneously paid, no dividend or distribution shall be declared or paid on the Common Stock or any Preferred Stock ranking junior to the Series A Preferred Stock as to dividend or liquidation rights, and no shares of Common Stock or Preferred Stock (except shares senior to the Series A Preferred Stock as to dividend and liquidation rights) shall be purchased, redeemed or acquired by the Company, subject to certain exceptions including stock dividends payable in shares of junior capital stock, the acquisition of stock ranking junior to the Series A Preferred Stock as to dividend or liquidation rights in exchange for or out of the net cash proceeds from the contemporaneous sale of junior stock, the redemption in whole of the shares of the Series A Preferred Stock, offers to purchase shares made on the same terms to all holders of shares of the Series A Preferred Stock and each other series of Preferred Stock ranking on a parity with the Series A Preferred Stock, and dividends on Preferred Stock ranking junior as to dividend rights if full cumulative dividends on the shares of the Series A Preferred Stock to the next preceding dividend date for the Series A Preferred Stock (or the date of the payment on the junior Preferred Stock, if identical to a dividend date for the Series A Preferred Stock) have been or are contemporaneously declared and paid or set apart for payment.



     The shares of the Series A Preferred Stock are redeemable in whole or in part, at any time and from time to time, subject to restrictions in the Company's existing credit facilities, by the Company or by a holder of such shares. Hollinger Inc., the holder of all of the outstanding shares of Series A Preferred Stock, has agreed pursuant to the Share Exchange Agreement to limit the exercise of its redemption rights to a number of HTH shares or Southam common shares that at the time of such exercise have been delivered to FDTH free and clear of encumbrances other than certain permitted encumbrances. The redemption price and liquidation preference per share of the Series A Preferred Stock will be Cdn.$146.625 (10 times the average closing market price per share of the Southam common shares on the Toronto Stock Exchange during the 20 business days preceding the date of the Share Exchange Agreement) plus an amount equal to accrued and unpaid dividends. A holder exercising redemption rights must give notice to the Company not less than 180 and not more than 240 days prior to the redemption date if the aggregate redemption price of the shares to be so redeemed and shares of the Series A Preferred Stock redeemed or to be redeemed prior to such redemption date will exceed Cdn.$10,000,000. Shares of Common Stock or of any other stock ranking junior to the Series A Preferred Stock as to dividend or liquidation rights may not be purchased, redeemed or acquired by the Company if after giving effect thereto the remaining net assets of the Company would be less than the aggregate liquidation preference of the Series A Preferred Stock and each series of Preferred Stock ranking, as to liquidation rights, on a parity with or senior to the Series A Preferred Stock, or if at the time thereof the Company is insolvent or would become so as a result thereof.


     A holder or holders of shares of the Series A Preferred Stock may convert such shares at any time into shares of Class A Common Stock of the Company. The conversion price will initially be based upon the Canadian dollar equivalent of $14.00 per share of Class A Common Stock, subject to adjustment upon the occurrence of any of the following events: the subdivision, combination or reclassification of outstanding shares of Common Stock; a distribution or dividend to holders of Common Stock paid in shares of Common Stock or other capital stock of the Company; the distribution of rights or warrants to all holders of Common Stock entitling them for a period expiring within 60 days to acquire shares of Common Stock at a price per share less than the then Current Market Price Per Share (as defined) of the Common Stock; and the distribution to all holders of Common Stock of any assets or debt securities or any rights or warrants to purchase securities of the Company, not including dividends or distributions paid in cash out of consolidated current or retained earnings per the Company's books, and not including rights or warrants mentioned above. In the event of any capital reorganization, reclassification, consolidation or merger of the Company with another corporation, or the sale of all or substantially all of the Company's assets to another corporation, each holder of shares of the Series A Preferred Stock is to have the right to convert such shares into such shares of stock, securities or assets as such holder would have owned immediately after the transaction if the shares had been converted immediately prior to the effective date of the transaction, and adjustments are to be provided for events subsequent to such transaction. In addition, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of Common Stock or to diminish any income taxes payable because of such event.

     The shares of Series A Preferred Stock are non-voting, rank on a parity with each other series of Preferred Stock except as specified by the Board of Directors when such other series is created, and are subject to certain restrictions on transfer.

     Any holder of Series A Preferred Stock may pledge such shares to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, provided that such shares shall remain subject to, and upon foreclosure, realization or other similar action by the pledgee, shall be transferred only in accordance with, the transfer restrictions set forth in the Restated Certificate of Incorporation.


     PRIDES AND SERIES B CONVERTIBLE PREFERRED STOCK



     Concurrently with the Offering, the Company is offering up to 15,000,000 PRIDES (subject to increase to 17,250,000 if the underwriters for the PRIDES exercise their over-allotment option in full). The PRIDES are depositary shares, each of which represents one half of a share of Convertible Preferred Stock. The Convertible Preferred Stock will rank (i) senior in right and priority of payment to the Common Stock as to dividends or upon liquidation and (ii) junior to the Company's outstanding Series A Preferred Stock as to dividends and upon liquidation. The Convertible Preferred Stock is convertible into shares of Class A Common Stock, as described below. In addition, the Company has the option to redeem the shares of Convertible Preferred Stock, in whole or in part, at any
time on or after          , 1999 and prior to the Mandatory Conversion Date.



     Holders of PRIDES will be entitled to receive quarterly cumulative dividends on the Convertible Preferred Stock represented thereby at a rate of
  % per annum for each PRIDE. Dividends cease to accrue on the earlier of (i) the day immediately prior to the Mandatory Conversion Date or (ii) the day immediately prior to the earlier redemption of the Convertible Preferred Stock.



     On the Mandatory Conversion Date, unless previously redeemed or converted, each half share of Convertible Preferred Stock represented by outstanding PRIDES will mandatorily convert into (i) one share of Class A Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record on a prior date).



     Shares of Convertible Preferred Stock represented by PRIDES are not
redeemable prior to          , 1999. At any time and from time to time on or
after          , 1999 until immediately prior to the Mandatory Conversion Date, the Company may redeem any or all of the outstanding shares of Convertible Preferred Stock represented by PRIDES. Upon any such redemption, each holder will receive, in exchange for each half share of Convertible Preferred Stock represented by PRIDES, a number of shares of Class A Common Stock equal to the
sum of (i) $       , declining after          , 1999, to $       until the
Mandatory Conversion Date, and (ii) all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record as of a prior date) divided by the current market price for shares of Class A Common Stock on the applicable date of determination, but in no event less than .
of a share of Class A Common Stock, subject to adjustment.



     At any time prior to the Mandatory Conversion Date, unless previously redeemed, each half share of Convertible Preferred Stock represented by a PRIDE
is convertible at the option of the holder thereof into      of a share of Class
A Common Stock, equivalent to a conversion price of $     per share of Common
Stock, subject to adjustment.


CERTAIN ANTI-TAKEOVER CONSIDERATIONS

     The Company's Restated Certificate of Incorporation and By-laws contain certain provisions that could make more difficult a change in control of the Company not having approval of the Board of Directors. The Restated Certificate of Incorporation authorizes the issuance of "blank check" Preferred Stock. The Board of Directors may establish voting rights, liquidation preferences, redemption rights, conversion rights and other rights relating to such Preferred Stock, all or some of which may be senior to the Common Stock, without the approval of the Company's stockholders. In some circumstances, the Preferred Stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes. Issuance of Preferred Stock, however, may be subject to certain rules of the Nasdaq Stock Market and upon listing with the New York Stock Exchange to certain rules of that Exchange. The Company's By-laws also provide that a special meeting of the stockholders of the Company may only be called by the Board of Directors, a duly designated committee of the Board of Directors, the Chairman of the Board of Directors, or the President of the Company. No other person may call a special meeting of the stockholders.

     The Publishing Bank Facility contains certain provisions that could make more difficult a change in control of the Company. The facility provides that an event of default shall occur if any person other than Hollinger Inc. becomes the beneficial owner, directly or indirectly, of more than 49% of the total voting power of all classes of capital stock outstanding of the Company or if certain changes occur in the composition of the Company's Board of Directors and result in a change in the majority of the Board of Directors. The Notes contain a provision that upon a change of control (as defined in the indenture relating thereto), each holder will have the right to require that Publishing purchase all or any portion of such holder's Notes. See "Description of Certain Indebtedness and Other Obligations."

     Certain transactions with the Company may be subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits certain "business combinations" between an "interested stockholder" and a corporation for three years after a stockholder becomes interested, unless one of the statute's exceptions applies. Section 203(c)(5) defines an interested stockholder as a person, broadly defined to include a group, who owns at least 15% of a company's outstanding voting stock. The statute defines business combinations expansively to include any merger or consolidation of, with, or caused by the interested stockholder. Section 203(a) provides three exceptions to the business combination prohibition. First, there is no constraint if the interested stockholder obtains prior board approval for the business combination or the transaction resulting in ownership of 15% of the target's voting stock. Second, the statute does not apply if, in completing the transaction that crosses the 15% threshold, the stockholder becomes the owner of 85% of the corporation's voting stock outstanding as of the time the transaction commenced. Any shares owned by directors who are officers, and shares owned by certain stock option plans are excluded from the calculation. This exception applies most particularly to a tender offeror who has less than 15% of the target's stock and receives tenders that satisfy the 85% requirement. Finally, the statute does not apply if the interested stockholder's business combination is approved by the board of directors and affirmed by at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 68,065,754 shares of Class A Common Stock (69,565,754 shares if the Underwriters' over-allotment options are exercised in full), 14,990,000 shares of Class B Common Stock, and 739,500 shares of Series A Preferred Stock which is convertible into shares of Class A Common Stock at an initial conversion price of the Canadian dollar equivalent of $14.00 per share (approximately 5,651,593 shares of Class A Common Stock as of June 1, 1996) (without giving effect to the shares of Class A Common Stock issuable in connection with the PRIDES). Of these shares, the shares sold in the Offering will be freely tradeable without restriction or further registration (except by affiliates of the Company or persons acting as underwriters) under the Securities Act. For purposes of federal securities law, the 33,610,754 shares of Class A Common Stock as well as the Series A Preferred Stock and the Class B Common Stock (and the shares of Class A Common Stock into which such securities are convertible) that are held by Hollinger Inc. will be eligible for public sale in the United States if registered under the Securities Act or if sold pursuant to an exemption from registration under the Securities Act, including Rule 144 promulgated thereunder. Pursuant to registration rights agreements between Hollinger Inc. and its Canadian bank lenders, all such shares have been registered under the Securities Act or are subject to registration rights undertakings.


     Hollinger Inc. and certain directors and officers of the Company have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of Class A Common Stock of the Company for 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144 promulgated under the Securities Act, which are summarized below, shares subject to lock-up agreements will not be saleable until the agreements expire.


     The Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock or any rights to acquire Class A Common Stock for a period of 90 days after the date of this Prospectus, other than the shares of Common Stock that may be sold by the Company in the Offering and that are issuable in connection with the PRIDES Offering, the shares under a shelf registration statement relating to the shares of Class A Common Stock of the Company owned by Hollinger Inc. and pledged to certain lenders, the grant of options under the Company's 1994 Stock Option Plan, and up to 2,500,000 additional shares of Common Stock that may otherwise be sold by the Company without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.



     The shares of Class A Common Stock and Class B Common Stock held by Hollinger Inc. were pledged to certain of its lenders. Hollinger Inc. entered into registration rights agreements with such lenders pursuant to which a shelf registration statement was filed to register such shares.


     The 33,610,754 shares of Class A Common Stock held by Hollinger Inc., the shares of Class B Common Stock and Series A Preferred Stock and the shares of Class A Common Stock issuable upon conversion thereof are "restricted securities" as that term is defined in Rule 144, and may be sold in the public market only if registered or if they qualify for an exemption from registration, including under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of Class A Common Stock for at least two years (including the holding period of any prior owner except an "affiliate" of the Company as that term is defined under Rule 144) but less than three years, is entitled to sell in "brokers' transactions" or in transactions directly with market makers, within any three-month period, a number of shares that does not exceed the greater of:
(i) 1% of the number of shares of the Company's Class A Common Stock the outstanding (approximately 710,658 shares immediately after the Offering); (or
(ii) the average weekly trading volume of the Company's Class A Common Stock during the four calendar weeks preceding the required filing of Form 144 with respect to such sale. Under Rule 144(k), a person who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless otherwise restricted, "144(k) shares" may, therefore, be sold immediately upon the completion of this Offering. No shares of the Class A Common Stock are expected to qualify as 144(k) shares.

           DESCRIPTION OF CERTAIN INDEBTEDNESS AND OTHER OBLIGATIONS


     The Company, Publishing and its principal subsidiaries are parties to various debt agreements which have been entered into to fund acquisitions, working capital requirements and other corporate purposes. In connection with the acquisition of the Telegraph Minority Shares pursuant to the Scheme, Publishing, FDTH and Publishing Holdings have entered into certain financing arrangements. The Company also entered into the Southam Facility in connection with the purchase of the Power Shares. Upon consummation of the Offering and the concurrent PRIDES Offering, these financing arrangements may be replaced or repaid in part or in full as described under "Use of Proceeds."



     SENIOR SECURED NOTES. American Publishing (1991) Inc. ("AP-91"), a wholly owned subsidiary of Publishing, issued $150 million in senior secured notes (collectively, the "Senior Notes") which are held by 19 insurance companies. The Senior Notes were issued in five series which are due on September 1, 1996, September 1, 1997, September 1, 1998, September 1, 1999, and September 1, 2000, in the principal amounts of $15 million, $30 million, $30 million, $20 million and $55 million, respectively, and bear interest at rates ranging from 10.24% to 10.53%. The Senior Note agreements require AP-91 to maintain certain financial ratios and place limitations on payment of dividends and other amounts to the Company. AP-91 is currently in compliance with the financial ratios and other provisions under the Senior Notes. Under the Senior Notes, approximately $6.1 million, as of December 31, 1995, was not restricted and could be paid to the Company in the form of dividends, management fees or other payments with respect to outstanding capital stock of AP-91 and thus would be available for use by the Company. The amount that is not restricted will be reduced by any payments to the Company and will be increased by the future cash flow of AP-91 and its operating subsidiaries. The Senior Notes are secured by (i) a pledge of the capital stock, promissory notes and intangible properties of the subsidiaries of AP-91 and (ii) a guarantee by Hollinger Inc. The amount of Hollinger Inc.'s guarantee varies and is limited pursuant to a formula, which at December 31, 1995 was zero. Optional prepayment of the Senior Notes in whole or in part is permitted, provided that AP-91 pays a prepayment premium equal to a "makewhole premium." As defined in the agreements relating to the Senior Notes, the makewhole premium is equivalent to the excess of the sum of the present values of (i) the principal balance of the Senior Notes at maturity intended to be prepaid and (ii) the interest payments required to be made during the remainder of the term to maturity on such Senior Notes over the principal balance of the Senior Notes to be repaid. As of December 31, 1995, the makewhole premium on the Senior Notes was $18.7 million.


     SENIOR SUBORDINATED NOTES. Publishing sold $250 million aggregate principal amount of the Notes on February 7, 1996. The Notes mature on February 1, 2006, and will be unsecured senior subordinated obligations of Publishing. Each Note bears interest at the rate of 9 1/4% per annum from the date of issuance of the Notes, or from the most recent interest payment date to which interest has been paid, payable semiannually on February 1 and August 1 of each year, commencing on August 1, 1996. The Notes are subject to redemption at any time on or after February 1, 2001, at the option of Publishing, in whole or in part, at a price of 104.625% of the principal amount thereof, declining ratably to par on or after February 1, 2004, together with accrued and unpaid interest thereon, if any, to the redemption date. Payment of the principal of, premium, if any, and interest on the Notes is guaranteed by the Company on a senior subordinated basis (the "Guarantee"). The Notes and the Guarantee are expressly subordinated to all senior indebtedness of Publishing and the Company, respectively, including all indebtedness and other obligations under the Publishing Credit Facility and the Company's guarantee thereof.


     The indenture relating to the Notes (the "Indenture") contains covenants that, among other things, restrict the ability of Publishing and the Restricted Subsidiaries (defined to include the United States subsidiaries of Publishing and Jerusalem Post) to, subject in each case to certain exceptions: (i) incur or permit to exist additional debt unless the Consolidated Cash Flow Ratio (as defined in the Indenture) of Publishing and the Restricted Subsidiaries is not greater than 6.0:1.0; (ii) pay dividends or distributions on the Common Stock, purchase or redeem any shares of the Common Stock, retire subordinated indebtedness, make investments (other than certain Permitted Investments (as defined in the Indenture) or take certain other actions to the extent that the aggregate of all such payments declared or made after the date of the Indenture would exceed the sum of, without duplication, (a) the sum of (x) 50% of consolidated net income of Publishing and the Restricted Subsidiaries and (y) 50% of amortization expense of Publishing and the Restricted Subsidiaries, in each case after the date of the Indenture, (b) 50% of the aggregate cumulative cash dividends or distributions received by Publishing or the Restricted Subsidiaries from any unrestricted subsidiaries (excluding dividends received in respect of Publishing's indirect interest in Southam and due on the Series A Preferred Stock after the date of the Indenture), (c) net cash proceeds received after the date of the Indenture from the issuance or sale (other than to Restricted Subsidiaries) of capital stock, including upon the exercise of any warrants or options, or from cash contributions, (d) the amount by which any debt is reduced after the date of the Indenture as a result of the conversion or exchange of debt securities or redeemable capital stock for non-redeemable capital stock of Publishing and (e) $25,000,000; (iii) enter into transactions with affiliates;
(iv) incur an indebtedness that is subordinate in right of payment to any senior indebtedness unless such indebtedness is pari passu with or subordinate in right of payment to the Notes; (v) create or assume any liens securing any indebtedness that is pari passu with or subordinate in right of payment to the Notes without securing the Notes; (vi) guarantee, assume or otherwise become liable with respect to any indebtedness that is pari passu with or subordinate in right of payment to the Notes without guaranteeing payment of the Notes;
(vii) sell any of its assets unless at least 80% of the net proceeds of such asset sale is received in cash or in other newspaper assets; (viii) sell any capital stock in any Restricted Subsidiary or, in the case of any Restricted Subsidiary, issue any capital stock; (ix) create any encumbrance on the ability of any Restricted Subsidiary to pay dividends or make any other distribution on its capital stock, to pay any indebtedness owed to Publishing or any Restricted Subsidiary or to take certain other actions; and (x) in the case of Publishing, the Company and certain Restricted Subsidiaries that become guarantors of the Notes, sell, assign, convey, transfer, lease or otherwise dispose of any or substantially all of its properties and assets to any person or group of affiliated persons. The Indenture also contains covenants with respect to (i) provision of financial statements; (ii) designation of Restricted Subsidiaries; and (iii) certain other customary matters.


     The Indenture provides that upon a Change of Control (as defined below), each holder of the Notes has the right to require that Publishing purchase all or any portion of such holder's Notes at a purchase price in cash equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase. A "Change of Control" is defined in the Indenture to include, among other things, (i) any person other than Conrad M. Black beneficially owning voting stock representing more than 50% of the total voting power of Hollinger Inc. or the Company, (ii) the Company ceasing to directly or indirectly own 100% of the voting stock of Publishing, (iii) the occurrence of a business combination in which either (a) Publishing or the Company is not the surviving corporation or (b) there shall be a reclassification of the voting stock of Publishing or the Company in which the holders of 50% of the voting stock of Publishing prior to such transaction shall no longer hold at least 50% of the voting stock of Publishing or the Company, or (iv) any person shall own or control a greater percentage of the voting stock of the Company than Conrad
M. Black and a Rating Decline (as defined in the Indenture) shall occur. Hollinger Inc. has pledged all shares of Common Stock and Series A Preferred Stock owned by it to Canadian chartered banks as collateral for outstanding bank indebtedness of Hollinger Inc. A default under such indebtedness and foreclosure upon such shares could result in a Change of Control.

     The following events, among others, will constitute Events of Default under the Indenture: (i) a default continuing for 30 days in payment when due of any interest on any Note; (ii) a default in the payment when due of any principal of any Note (whether at maturity or otherwise); (iii) (x) a breach of the covenant relating to consolidations, mergers or sales of assets, (y) failure of Publishing to purchase or offer to purchase the Notes upon a Change of Control or (z) a default for 30 days in the performance of any other covenant or agreement of Publishing under the Indenture; (iv) a default under any agreement or indenture under which Publishing, the Company or any Restricted Subsidiary then has outstanding indebtedness in excess of $5,000,000 in the aggregate and such indebtedness shall have matured or been accelerated; (v) the guarantee of the Company or any Restricted Subsidiary that has guaranteed the payment of the Notes shall cease to be enforceable; (vi) Publishing, the Company or any Restricted Subsidiary shall experience an adverse judgment in excess of $5,000,000; or (vii) Publishing, the Company or any material Restricted Subsidiary shall become insolvent or shall institute or become subject to certain bankruptcy, insolvency, liquidation or dissolution proceedings.

     TELEGRAPH BANK FACILITIES. The Telegraph has three floating rate unsecured medium term bank facilities under which an aggregate of $135.7 million was outstanding at December 31, 1995 (representing the full amount available under these facilities which mature in 1997 and 1998), the proceeds of which were used partly to fund investments in Fairfax and Southam. The Telegraph also has three bank credit facilities for working capital purposes in the aggregate principal amount of $62.1 million, of which $17.9 million was outstanding at December 31, 1995.

     None of these short term and medium term debt facilities is secured but all, with the exception of the bank overdraft facility, are subject to financial covenants, including a leverage ratio, an interest coverage ratio and a minimum net worth requirement. In addition, all, with the exception of the bank overdraft facility, prohibit the payment of dividends in excess of after-tax profits in any financial year or half-year. Medium term debt is repayable on the sale or disposition of The Telegraph's investments in Fairfax or Southam, as the case may be, or the sale or disposal of any other major asset of The Telegraph. The medium term debt facilities and the revolving bank credit facilities each contain an event of default provision triggered by a decline in Hollinger Inc.'s ownership, directly or indirectly, to less than 51% of the issued equity share capital of The Telegraph. The Telegraph is currently in compliance with its financial covenants and other provisions of these debt facilities. Interest on borrowings, except the bank overdraft facility, is based on LIBOR, or the acceptance discount rate in the case of bills of exchange, plus an applicable margin. Overdraft interest is charged at the bank's base rate plus 1%.

     REDEEMABLE PREFERRED STOCK. The Company's equity interests in The Telegraph, Southam and Fairfax are held through intermediate English holding companies, DTH and FDTH, whose only significant long-term assets are their direct or indirect interests in The Telegraph, Southam and Fairfax. DTH and FDTH have outstanding preference shares held by persons other than the Company and its affiliates with an aggregate redemption amount of $227.1 million (as of March 31, 1996) and which require the payment of quarterly dividends with a current effective dividend cost of 5.5% per annum (after giving effect to certain interest rate and currency exchange agreements). In addition, DTH owns all 165,000,000 non-cumulative redeemable preference shares of L1 per share issued by FDTH and 23,801,420 non-cumulative redeemable preference shares of Cdn.$1 per share issued by FDTH which were transferred by Hollinger Inc. to DTH in July 1995.

     In order to fund these dividends, which aggregated approximately $9.3 million in 1995, currently FDTH must receive dividends on its ordinary shares of The Telegraph at the rate of 7.0p per share per annum, based on ownership, interest and exchange rates as of December 31, 1995. This funding requirement could change as a result of the fluctuations in interest and exchange rates as well as changes in tax rates, laws, and treaties. The timing and amount of dividend payments by The Telegraph will be determined in light of results of its operations, financial condition, cash requirements, restrictions imposed by its lenders, future prospects and other factors deemed relevant by the Board of Directors of The Telegraph. Since 1992, the interim dividend has been paid in October and the final dividend paid in May of the following year. The annual per share dividends paid on The Telegraph ordinary shares were 13.0p in 1993, 13.0p in 1994 and 13.0p in 1995.


     The DTH Preference Shares are redeemable at the option of the holder at any time on four days' notice at a redemption price discounted in accordance with an agreed formula, and the FDTH Preference Shares and the DTH Preference Shares are redeemable by the issuer or the holders on the fifth anniversary of their issuance (May or June 1997, respectively), each five-year anniversary thereafter and at other prescribed times and in prescribed circumstances, including where the consolidated debt of Hollinger Inc. is more than two times its consolidated equity. This debt to equity ratio is affected by, among other things, Hollinger Inc.'s consolidated results of operations, as well as changes in the levels of consolidated debt of Hollinger Inc. and its subsidiaries, including the Company. The Company has been informed by Hollinger Inc. that, based on preliminary calculations as of June 30, 1996, Hollinger Inc. believes that it is in compliance with the Debt to Equity Ratio at June 30, 1996. Final calculations will be made when the interim consolidated financial statements of Hollinger Inc. become available. However, in light of the contemplated additional debt financing to be incurred in connection with the acquisition of the Telegraph Minority Shares, Hollinger Inc. has indicated that it will not be in compliance with the Debt to Equity Ratio as of September 30, 1996. Accordingly, there can be no assurance that holders of the DTH or FDTH Preference Shares will not exercise their retraction rights against DTH or FDTH or against Hollinger Inc. pursuant to contractual arrangements with the holders under which Hollinger Inc. has agreed to purchase the DTH Preference Shares and the FDTH Preference Shares. If Hollinger Inc. does not satisfy its purchase obligations, the DTH Preference Shares and the FDTH Preference Shares are exchangeable at the holder's option for Hollinger Inc. common shares at an exchange price equal to 95% of the then current market price of Hollinger Inc. common shares. In the event Hollinger Inc. is required to purchase any DTH and FDTH Preference Shares under these circumstances, Hollinger Inc. shall have the right, following written notice, to require the Company to purchase such shares at the then retraction price. The aggregate amount of any such payments by the Company to Hollinger Inc. (other than in respect of shares held by Argsub) would be a maximum of approximately $125.6 million. "Consolidated Debt" is defined as the sum of short term debt, long term debt, long term lease obligations, and convertible debentures and similar liabilities of Hollinger Inc. and also including the aggregate liability of Hollinger Inc. under any guarantees provided by it in respect of the obligation of any entity not consolidated with it in its financial results, all as determined in accordance with generally accepted accounting principles in Canada. "Consolidated Equity" is defined as the sum of the capital stock and retained earnings of Hollinger Inc. as determined in accordance with generally accepted accounting principles in Canada which capital stock shall include the sum of the nominal or par value of all outstanding DTH and FDTH Preference Shares minus the nominal or par value of all outstanding DTH and FDTH Preference Shares held by the other or by Hollinger Inc. or any affiliate.



     Hollinger Inc. has indemnified the holders of the DTH and FDTH Preference Shares and agreed to purchase these preference shares if DTH or FDTH fails to pay the full amount of dividends or redemption prices on such shares and in certain other events. The Company has entered into an agreement to compensate Hollinger Inc. for any payments made by Hollinger Inc. to holders of the DTH and FDTH Preference Shares and to purchase any DTH and FDTH Preference Shares which Hollinger Inc. is required to purchase in accordance with the terms thereof. The timing of any such payments by the Company to Hollinger Inc. will be determined by Hollinger Inc.


     In addition, the Company has issued to Hollinger Inc. in connection with the Reorganization 739,500 shares of Series A Preferred Stock. The shares of Series A Preferred Stock are redeemable in whole or in part, at any time and from time to time, subject to restrictions in the Company's credit facilities, by the Company or by a holder of such shares. Hollinger Inc. has agreed to limit the exercise of its redemption rights to a number of shares of Hollinger-Telegraph Holdings Inc., a Canadian holding company which is owned equally by FDTH and The Telegraph, or Southam common shares that at the time of such exercise have been delivered to FDTH free and clear of encumbrances other than certain permitted encumbrances. The redemption price of the Series A Preferred Stock was $79.5 million at December 31, 1995.


     AMENDED PUBLISHING CREDIT FACILITY. Publishing entered into the Amended Publishing Credit Facility on May 30, 1996 with a certain lender, which consists of a secured, non-amortizing revolving credit facility which the lender has agreed to amend to provide for a maximum of $150 million of available credit to be used principally to finance Publishing's acquisition of newly-issued Telegraph ordinary shares (and for working capital). The Telegraph will apply the proceeds of this issuance to repay a portion of its outstanding bank indebtedness. See "The Company--Recent Developments--The Telegraph." Under the terms of the Amended Publishing Credit Facility, the aggregate of outstanding loans and letters of credit pursuant to the Amended Publishing Credit Facility may not exceed $10 million prior to consummation of the Scheme and the satisfaction of certain conditions related thereto, at which time the closing under the Amended Publishing Credit Facility shall occur. The conditions to closing include, among other things, (i) the lenders' satisfaction with the terms of the Scheme, (ii) the Scheme's approval by The Telegraph's board and
(iii) its sanction by English courts. The commitment of the lenders under the Amended Publishing Credit Facility shall expire on September 30, 1996 if the closing has not occurred on or prior to such date or on the date which is the earlier of six months from the closing or upon the occurrence of an event of default. The Amended Publishing Credit Facility requires the prior or contemporaneous funding of the FDTH Credit Facility and of the Publishing Holdings Note Facility and/or the use of the proceeds of this Offering and the PRIDES Offering in lieu of the Publishing Holding Note Facility and a portion of the FDTH Credit Facility.


     Interest. Loans under the Amended Publishing Credit Facility will bear interest at a floating rate per annum equal, at Publishing's option, to either the Base Rate (equal to the higher of (x) a specified publicly announced commercial lending rate and (y) the federal funds effective rate plus 0.5%) plus a margin of 1.25% or the reserve adjusted Eurocurrency rate plus a margin of 2.25%.

     Guarantees. Amounts owed with respect to the Amended Publishing Credit Facility are the direct obligations of Publishing and are unconditionally guaranteed by the Company and by each of the United States subsidiaries other than Jerusalem Post, subject, in the case of AP-91, to a formula designed to comply with the terms of the AP-91 Senior Notes. The guarantee by the Company of Publishing's obligations under the Amended Publishing Credit Facility is expressly senior to its guarantee in respect of the Notes. Such guarantees contain various covenants, representations and warranties acceptable to the lenders.


     Security. The obligations under the Amended Publishing Credit Facility are secured by a pledge of the shares of capital stock of Publishing held by Publishing Holdings and by a pledge of the capital stock and intercompany notes of each of the United States subsidiaries other than AP-91 and its subsidiaries. Upon payment in full of the AP-91 Senior Notes, Publishing will be obligated to pledge all of the capital stock of AP-91 and its subsidiaries as additional collateral under the Amended Publishing Credit Facility. If the Southam Facility and the Publishing Holdings Note Facility are terminated, the Company is required to pledge or cause the Power Shares of Southam to be pledged. In addition, the obligations under the Amended Publishing Credit Facility will be secured by the shares of the capital stock of The Telegraph to be held by Publishing.



     Covenants. The Amended Publishing Credit Facility contains affirmative and negative covenants, including restrictions on Publishing's and its United States subsidiaries' ability to (a) create, incur, assume or guaranty additional indebtedness, other than the Notes and certain other permitted indebtedness; (b) create liens or other encumbrances on assets of Publishing and its United States subsidiaries, other than certain permitted liens; (c) sell assets of Publishing or its United States subsidiaries when the sale price exceeds $5 million for each such asset sale and $8 million for all asset sales in the aggregate, excluding certain other permitted asset sales; (d) make investments, loans or advances to acquire other entities and for other purposes, other than certain permitted investments; (e) engage in sale-leaseback transactions; (f) merge, consolidate or participate in similar business combinations; (g) enter into transactions with affiliates other than certain permitted transactions; (h) retire outstanding capital stock; (i) make changes in its lines of business; (j) make or commit to make any capital expenditures exceeding $4.5 million in aggregate amount in any fiscal quarter ($1 million in the case of AP-91 and its subsidiaries) other than certain permitted capital expenditures relating to the Sun-Times Plant (as defined in the Amended Publishing Credit Facility) and the Southtown/Star Facility (as defined in the Amended Publishing Credit Facility); and (k) enter into operating leases requiring payments in excess of $5 million per year. Publishing and its United States subsidiaries are not permitted to make acquisitions other than those relating to the Scheme or of the assets of a wholly owned subsidiary, or acquisitions of entities where (x) the total purchase price of all acquisitions made after the execution of the Amended Publishing Credit Facility does not exceed the sum of $10 million plus permitted asset sales plus the aggregate amount of mandatory prepayments, and (y) in the case of any acquisition having a purchase price in excess of $10 million, Publishing has obtained approval of the lenders and certified its compliance with the financial covenants and that, if such acquisition was made in reliance on prepayments, the total leverage ratio does not exceed 5.00x. The Amended Publishing Credit Facility also restricts payment of dividends, principal or redemption payments, management fees (if, in the aggregate, in excess of the lesser of excess cash flow and $2.25 million per quarter) or similar distributions by Publishing and its subsidiaries, other than regular quarterly dividends equal to the sum of the amount of (x) dividends declared by the Company and (y) interest payable pursuant to the Publishing Holdings Note Facility which FDTH is not permitted to pay under certain limitations set forth in the FDTH Credit Facility, provided, in either case, in addition to the proviso below, that the Company's quarterly dividend payment does not exceed $.10 per share, and (A) dividends paid to the Company not in excess of dividends received from shares of Southam, (B) loans, advances dividends or distributions by certain subsidiaries to Publishing or certain other subsidiaries and by FDTH, DTH or Publishing to the Company for the purpose of redeeming Series A Preferred Stock and (C) tax payments made by Publishing and certain subsidiaries pursuant to a tax allocation agreement not in excess of certain amounts, provided, in each case, that no event of default pursuant to the Amended Publishing Credit Facility has occurred or would occur as a result thereof and no holders of debt of Publishing or certain subsidiaries would have an acceleration right.

     The Amended Publishing Credit Facility also includes various financial covenants applicable to Publishing on a consolidated basis, including required maintenance of (i) a total leverage ratio (funded debt to operating cash flow),
(ii) a senior leverage ratio (funded debt, excluding the Notes, to operating cash flow), and (iii) a minimum ratio of operating cash flow to interest expense. The total leverage ratio prior to the closing of the Amended Publishing Credit Facility of Publishing and its United States subsidiaries for the four fiscal quarters then most recently ended shall not at any time be greater than 6.50x and after the closing and through maturity, shall not exceed 6.00x. The senior leverage ratio shall not at any time exceed 3.25x and the minimum ratio of operating cash flow to interest expense shall not at anytime be less than 2.00x.


     Events of Default. The Amended Publishing Credit Facility contains customary events of default, including, without limitation, failure to pay interest or principal; failure to comply with any covenant; insolvency, bankruptcy, dissolution and liquidation events of Publishing and any guarantor; cross default to other indebtedness or other material obligation in excess of $5 million of the Company, Publishing or Publishing Holdings or $2 million of any of its United States subsidiaries; unsatisfied final judgments in excess of specified amounts; the occurrence or existence of an event or condition that the required lenders have reasonably determined in good faith has had or will have a material adverse effect on Publishing and its United States subsidiaries taken as a whole; the failure of Publishing Holdings to execute a guaranty of the Amended Publishing Credit Facility upon repayment of the Publishing Holdings Note Facility or the Company's failure to assume Publishing Holdings pledge agreement upon Publishing Holdings dissolution into the Company; and certain change of control provisions. A change of control is defined in the Amended Publishing Credit Facility to include, among other things, (i) any person other than Conrad M. Black beneficially owning voting stock representing more than 50% of the total voting power of Hollinger Inc. or the Company, (ii) the Company ceasing to directly or indirectly own 100% of the voting stock of Publishing or TelHoldco Inc., or on and after the closing of the Amended Publishing Credit Facility, The Telegraph (excluding certain preference shares and ordinary shares issued pursuant to options), and (iii) any person shall own or control a greater percentage of the voting stock of the Company than Conrad M. Black.


     Mandatory Commitment Reduction/Prepayment. The Amended Publishing Credit Facility requires reductions to amounts outstanding under the facility by 100% of (i) the net cash proceeds from any equity issuance by Publishing; (ii) the net cash proceeds from the issuance of permitted subordinated debt of Publishing; (iii) the net cash proceeds from asset sales; and (iv) any special dividends received by TelHoldco Inc. in connection with the Scheme. In addition, the Amended Publishing Credit Facility requires that prepayments be made in the amount of 50% of the aggregate net cash proceeds from any issuance of equity or debt by the Company or Publishing Holdings after the Publishing Holdings Note Facility is repaid in full, $75 million of the FDTH Credit Facility is repaid and the Southam Facility is repaid in full, provided, however, that such prepayments shall not be required if at such time the total leverage ratio is 5.00x or less.



     FDTH CREDIT FACILITY. FDTH entered into the short term FDTH Credit Facility on May 30, 1996 with certain lenders, which consists of a secured, non-amortizing revolving credit facility with a maximum of L250 million of available credit to be used to finance the Scheme. See "The Company--Recent Developments--The Telegraph." Under the terms of the FDTH Credit Facility, funds shall become available only upon consummation of the Scheme and the satisfaction of certain conditions related thereto, at which time the closing under the FDTH Credit Facility shall occur. The conditions to closing include, among other things, (i) the lenders' satisfaction with the terms of the Scheme, the Scheme's approval by The Telegraph's board and its sanction by English courts, (ii) the repayment of the existing debt facilities of The Telegraph, and (iii) the amendment of the terms attaching to the FDTH Preference Shares and the Telegraph Preference Shares to prevent the holders from redeeming them prior to March 2006 or the agreement of affiliates of FDTH owning such shares to such effect. The commitment of the lenders under the FDTH Credit Facility shall expire on September 30, 1996 if the closing of the Facility has not occurred on or prior to such date or on the date which is the earlier of six months from the closing or upon the occurrence of an event of default. The FDTH Credit Facility requires the prior or contemporaneous funding of the Amended Publishing Credit Facility and of the Publishing Holdings Note Facility and/or the use of the proceeds of this Offering and the PRIDES Offering in lieu of the Publishing Holdings Note Facility and a portion of the FDTH Credit Facility.

     Interest. Loans under the FDTH Credit Facility will bear interest at a floating rate per annum equal to the reserve adjusted LIBOR rate, plus 2.50%.


     Guarantees. Amounts owed with respect to the FDTH Credit Facility are the direct obligations of FDTH and are unconditionally guaranteed by the Company and TelHoldco Inc. and, upon consummation of the Plan by each of FDTH's subsidiaries other than HTH and certain other subsidiaries. Such guarantees contain certain covenants, representations and warranties acceptable to the lenders.



     Security. The obligations under the FDTH Credit Facility are secured by a pledge of the shares of capital stock of FDTH. Upon consummation of the Scheme, additional security shall include the shares of The Telegraph held by TelHoldco Inc. and FDTH and the shares of Fairfax and certain other subsidiaries of The Telegraph and the shares of Southam owned by FDTH and Deedtask Limited.



     Covenants. The FDTH Credit Facility contains affirmative and negative covenants, including restrictions on FDTH's and its subsidiaries' ability to (a) create, incur, assume or guaranty additional indebtedness, other than certain debt of The Telegraph, certain debt relating to the Scheme and certain other permitted indebtedness; (b) create liens or other encumbrances on assets of FDTH and its subsidiaries, other than certain permitted liens; (c) sell assets of FDTH or its subsidiaries, except to a wholly-owned subsidiary; (d) make investments, loans or advances to acquire other entities and for other purposes, other than certain permitted investments; (e) engage in sale-leaseback transactions; (f) merge, consolidate or participate in similar business combinations; (g) enter into transactions with affiliates other than certain permitted transactions; (h) retire outstanding capital stock; (i) make changes in its lines of business; (j) make or commit to make any capital expenditures exceeding L2 million in aggregate amount in any fiscal quarter other than capital expenditures by The Telegraph; and (k) enter into operating leases requiring payments in excess of L5 million per year. FDTH and its subsidiaries are not permitted to make acquisitions other those relating to the Scheme or of the assets of a wholly-owned subsidiary. The FDTH Credit Facility also restricts payment of dividends, principal or redemption payments, management fees (if, in the aggregate, in excess of the lesser of excess cash flow and $3.75 million per quarter) or similar distributions by FDTH and its subsidiaries, other than regular quarterly dividends equal to the sum of the amounts (x) payable on the DTH Preference Shares and certain FDTH Preference Shares and (y) interest payable pursuant to the Publishing Holdings Note Facility, provided, in either case, in addition to the proviso below, that the interest/restricted payment coverage ratio as defined in the FDTH Credit Facility is 1.0x or greater and (A) dividends paid not in excess of dividends received from shares of Southam, (B) loans, advances dividends or distributions by a subsidiary to Publishing or certain of its subsidiaries and by FDTH, DTH or Publishing to the Company for the purpose of redeeming Series A Preferred Stock, (C) payments and dividends required pursuant to the Scheme. (D) tax payments under certain tax indemnity agreements and (E) redemption of shares of The Telegraph in certain limited circumstances, provided, in each case, that no event of default pursuant to the FDTH Credit Facility has occurred or would occur as a result thereof and no holders of debt of FDTH or any subsidiary would have an acceleration right.



     The FDTH Credit Facility also includes various financial covenants applicable to FDTH on a consolidated basis, including required maintenance of
(i) an asset coverage ratio, defined as the ratio of the sum of 5.5 multiplied by operating cash flow excluding dividends received from Fairfax or Southam plus 88% (such percentage to be adjusted upward in the event that more than 88% of the capital stock of The Telegraph is pledged as security) of the United States dollar equivalent of the closing price for Fairfax shares to the aggregate amount of loan commitments, capital leases and guarantee obligations, and (ii) a minimum ratio of operating cash flow to interest expense. The asset coverage ratio of FDTH shall not prior to the closing of the FDTH Credit Facility be less than 1.25x and after the closing and through maturity, shall not be less than 1.50x, in either case for any three consecutive business days unless within three business days of such failure to maintain the asset coverage ratio, FDTH makes a repayment of debt under the FDTH Credit Facility required as a result of the mandatory commitment reduction triggered by such failure.


     Events of Default. The FDTH Credit Facility contains customary events of default, including, without limitation, failure to pay interest or principal; failure to comply with any covenant; insolvency, bankruptcy, dissolution and liquidation events of FDTH, the Company or any other obligor under the FDTH Credit

Facility; cross default to other indebtedness or other material obligation in excess of L2 million of the Company, FDTH and The Telegraph or in excess of L500,000 of any of FDTH's other subsidiaries; unsatisfied final judgments in excess of specified amounts; the occurrence or existence of an event or condition that the lenders have reasonably determined in good faith has had or will have a material adverse effect on FDTH and its subsidiaries taken as a whole; and certain change of control provisions. A change of control is defined in the FDTH Credit Facility to include, among other things, (i) any person other than Conrad M. Black beneficially owning voting stock representing more than 50% of the total voting power of Hollinger Inc. or the Company, (ii) the Company ceasing to directly or indirectly own 100% of the voting stock of FDTH (other than the DTH Preference Shares and the FDTH Preference Shares owned by third parties) or TelHoldco Inc., or, on and after the closing, The Telegraph (excluding certain preference shares and ordinary shares issued pursuant to options), and (iii) any person shall own or control a greater percentage of the voting stock of the Company than Conrad M. Black.


     Mandatory Commitment Reduction/Prepayment. The FDTH Credit Facility requires that prepayments be made in the amount of 100% of (i) the net cash proceeds (after tax) by FDTH, The Telegraph or any of FDTH's subsidiaries from any sale or other disposition of any shares of capital stock of Fairfax, Southam or any other assets; (ii) the net cash proceeds from any equity issuance by FDTH or DTH; (iii) the net cash proceeds from the issuance of permitted subordinated debt of FDTH and DTH; and (iv) any special dividends received by TelHoldco Inc. in connection with the Scheme. In addition, the FDTH Credit Facility requires that if the asset coverage ratio is less than 1.50x prepayments be made in the amount necessary to cure such defaults. Further, the FDTH Credit Facility requires that prepayments be made in the amount of (a) up to $75 million from the aggregate net cash proceeds from any issuance of equity or debt by the Company or Publishing Holdings after the Publishing Holdings Note Facility is repaid in full and (b) 50% of the aggregate net cash proceeds from any issuance of equity or debt by the Company or Publishing Holdings after the Publishing Holdings Note Facility is repaid in full, the mandatory reduction in clause (a) above is made and the Southam Facility is repaid in full, provided, however, that such prepayments shall not be required if at such time the total leverage ratio (excluding any special dividends received by FDTH in connection with the Scheme) is 4.50x or less.



     PUBLISHING HOLDINGS NOTE FACILITY. Publishing Holdings and the Company entered into the Publishing Holdings Note Facility on May 30, 1996 with a purchaser, which relates to the $100 million aggregate principal amount of the Publishing Holdings Notes which shall be guaranteed by the Company and used to finance the Scheme, if necessary. See "The Company--Recent Developments--The Telegraph." It is expected that this facility will be cancelled upon consummation of the Offering. Under the terms of the Publishing Holdings Note Facility, Publishing Holdings may deliver a notice of borrowing to the purchaser prior to September 30, 1996, provided no event of default has occurred. The closing under the Publishing Holdings Note Facility shall occur three business days following delivery of such notice to the purchaser. The Publishing Holdings Notes mature six months following the closing. If necessary, the proceeds of the Publishing Holdings Note Facility would be borrowed from Publishing Holdings by FDTH to provide funds for the Scheme.


     Interest. The Publishing Holdings Notes bear interest at the reserve adjusted Eurodollar rate, plus a margin of 4.00% from the closing of the facility to and including the 90th day after the closing or plus a margin of 5.00% from and after the 91st day following the closing, provided no event of default has occurred and is continuing, in which case an additional margin shall be applicable.

     Guarantees. Amounts payable with respect to the Publishing Holdings Notes are unconditionally guaranteed by the Company, but are subordinate to the Company's guarantees of the Amended Publishing Credit Facility and the FDTH Credit Facility and no payments may be made by the Company to holders of the Publishing Holdings Notes in the event of a default under either credit facility or in the event of insolvency, bankruptcy or any similar proceeding involving the Company.

     Security. The obligations under the Publishing Holdings Note Facility will be secured by a pledge of the shares of capital stock of Publishing Holdings and of a $100 million promissory note from FDTH to Publishing Holdings.

     Covenants. The Publishing Holdings Note Facility contains affirmative and negative covenants, including restrictions on Publishing Holdings and the Company's ability to create, incur, assume or guaranty additional indebtedness, other than the Notes, the Amended Publishing Credit Facility and the FDTH Credit Facility and certain other permitted indebtedness. The Company also agrees to reserve shares of its Class A Common Stock for issuance upon exchange of the Publishing Holdings Notes. Publishing Holdings and the Company also agree to perform most of the covenants of Publishing and FDTH, as applicable, set forth in the Amended Publishing Credit Agreement and the FDTH Credit Agreement, including those relating to the creation of liens, the sale of assets, acquisitions, investments, mergers, consolidations and similar combinations, operating leases and capital expenditures. The Publishing Holdings Notes Facility also restricts payment of dividends, principal or redemption payments, management fees (to the extent permitted under the Amended Publishing Credit Facility and the FDTH Credit Facility) or similar distributions by Publishing Holdings, the Company or any subsidiary, other than regular quarterly dividends declared by the Company, provided, in addition to the proviso below, that the Company's quarterly dividend payment does not exceed $.10 per share and (A) dividends paid to the Company not in excess of the lesser of dividends received from shares of Southam and dividend payments paid or payable on the Series A Preferred Stock to the extent received by Publishing Holdings, (B) loans, advances dividends or distributions by any subsidiary to Publishing Holdings or any subsidiary and by Publishing Holdings, FDTH, DTH or Publishing to the Company for the purpose of redeeming Series A Preferred Stock, (C) tax payments pursuant to a tax allocation agreement not in excess of a certain amount, provided, in each case, that no event of default has occurred or would occur as a result thereof and no holders of debt of Publishing Holdings or any subsidiary would have an acceleration right.

     The Publishing Holdings Note Facility also requires that the Amended Publishing Credit Facility and the FDTH Credit Facility shall be in full force and effect, and the maintenance of a leverage ratio (funded debt to operating cash flow) of 7.75x for the four previous fiscal quarters, calculated at each fiscal quarter.


     Events of Default. Upon the occurrence of an event of default, the Publishing Holdings Notes are exchangeable at any time for shares of the Company's Class A Common Stock at the option of the holder. The Publishing Holdings Note Facility contains customary events of default, including, without limitation, failure to pay interest or principal; failure to comply with certain covenants in the Publishing Holdings Note Facility, the Publishing Credit Agreement and the FDTH Credit Agreement; insolvency, bankruptcy, dissolution and liquidation events of the Company, Publishing Holdings or any subsidiary; cross default to other indebtedness in excess of specified amounts of the Company or any subsidiary; unsatisfied final judgments in excess of specified amounts; the occurrence or existence of an event or condition that the required lenders have reasonably determined in good faith has had or will have a material adverse effect on the Company, Publishing Holdings and its subsidiaries taken as a whole; the revocation or invalidation of the Company's guarantee under the Publishing Holdings Note Facility; the public market equity value of the Company falls below $500 million; and certain change of control provisions. A change of control is defined in the Publishing Holdings Note Facility to include, among other things, (i) any person other than Conrad M. Black beneficially owning voting stock representing more than 50% of the total voting power of Hollinger Inc. or the Company, (ii) the Company ceasing to directly or indirectly own 100% of the voting stock of Publishing Holdings, and (iii) any person shall own or control a greater percentage of the voting stock of the Company than Conrad M. Black.



     SOUTHAM FACILITY. The Company entered into the Southam Facility on May 24, 1996 with a Canadian chartered bank, which consists of a secured, non-amortizing credit facility guaranteed by Hollinger Inc. in the amount of Cdn.$300 million. The proceeds of the Southam Facility were advanced by the Company to CanHoldco as an intercompany loan to finance CanHoldco's purchase of the Power Shares. See "The Company--Recent Developments--Southam." The Southam Facility is repayable on or prior to November 25, 1996. The Company and the bank are negotiating a detailed loan agreement to reflect the terms of the Southam Facility.


     Interest. Loans under the Southam Facility will be made either as prime rate advances or bankers' acceptances. Prime rate advances shall bear interest at the Canadian bank's prime rate used for commercial loans in Canada plus 125 basis points. Bankers' acceptances shall be in minimum amounts of Cdn.$10 million and multiples of Cdn.$1 million for a period of not less than 30 and not more than 180 days and shall bear interest at the bank's Canadian dollar bankers' acceptance rate plus 3%.


     Guarantees. Amounts owed with respect to the Southam Facility are guaranteed by Hollinger Inc. and three subsidiaries of Hollinger Inc., 1159670 Ontario Limited, 3184081 Canada Limited and CanHoldco. Such guarantees contain various covenants, representations and warranties acceptable to the bank.

     Security. The obligations under the Southam Facility are secured by a pledge from CanHoldco of the Power Shares, a pledge from 3184081 Canada Limited of 7,539,028 shares of Class A Common Stock (providing a 1.00x coverage ratio) and a pledge from 1159670 Ontario Limited of all of the shares of Class B Common Stock.


     Covenants. The Southam Facility contains affirmative and negative covenants customary in similar transactions, including (a) that collateralization requirements relating to the pledged shares of the Company and Southam be maintained and that cash collateral be provided in the event of any shortfall, and (b) that neither the Company, Hollinger Inc. nor any subsidiaries enter into any reorganization, merger or amalgamation without the consent of the bank.


     The Southam Facility requires that a 2.00x collateral to loan ratio be maintained at all times and that the Company cash collateralize any shortfall.

     Events of Default. The Southam Facility contains customary events of default, including, without limitation, failure to pay interest or principal; failure to comply with any covenant; insolvency, bankruptcy, dissolution and liquidation events of Hollinger Inc. and any of its subsidiaries; cross default to other indebtedness of Hollinger Inc., the Company or any of their subsidiaries; unsatisfied final judgments; and the prohibition of a change of control of Hollinger Inc., the Company and any of their subsidiaries without the prior written approval of the bank.


                         DESCRIPTION OF PRIDES OFFERING



     Concurrently with this Offering, the Company is offering   % PRIDES. The
gross proceeds of the PRIDES Offering are expected to be approximately $150.0 million ($172.5 million if the underwriters for the PRIDES exercise their over-allotment option in full). The PRIDES will pay cumulative quarterly dividends on the shares of Convertible Preferred Stock represented thereby at an
annual rate equal to      until the Mandatory Conversion Date of             ,
2000 and will have an aggregate liquidation preference equal to their issue price plus any accrued and unpaid dividends thereon.



     Unless either previously redeemed or converted at the option of the holder, each half share of Convertible Preferred Stock represented by the PRIDES will mandatorily convert on the Mandatory Conversion Date into (i) one share of Class A Common Stock, subject to adjustment in certain events, and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends thereon.
PRIDES are not redeemable prior to             , 1999. At any time and from time
on or after             , 1999 until immediately prior to the Mandatory
Conversion Date, the Company may redeem any or all of the shares of Convertible Preferred Stock represented by the PRIDES. Upon any such redemption, each holder will receive, in exchange for each half share of Convertible Preferred Stock represented by the PRIDES, the number of shares of Class A Common Stock equal to
(A) the sum of (i) $          , declining after             , 1999 to
$          until the Mandatory Conversion Date, and (ii) all accrued and unpaid dividends thereon divided by (B) the current market price for shares of the Class A Common Stock on the applicable date of determination, but in no event
less than      of a share of Class A Common Stock, subject to adjustment in certain events. At any time prior to the Mandatory Conversion Date, unless previously redeemed, each half share of Convertible Preferred Stock represented by the PRIDES will be convertible at the option of the holder thereof into of a share of Class A Common Stock. Holders of the PRIDES will have the right to vote with the holders of the Company's Common Stock on the basis of 4/5 of a vote for each half share of Convertible Preferred Stock represented by the PRIDES. The consummation of the PRIDES Offering is not a condition to the consummation of this Offering.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "Representatives"), severally has agreed to purchase, the aggregate number of shares of Class A Common Stock set forth opposite its name below.


                                                                                     NUMBER
              UNDERWRITER                                                          OF SHARES
              -----------                                                         ----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.....................................................
Bear, Stearns & Co. Inc.......................................................
Donaldson, Lufkin & Jenrette Securities Corporation...........................
                                                                                   ----------
             Total............................................................     10,000,000
                                                                                   ==========


     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A Common Stock offered hereby if any of such shares are purchased. Under certain circumstances, under the Purchase Agreement, the commitments of non-defaulting Underwriters may be increased.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Class A Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $        per share of Class A Common Stock. The Underwriters may allow, and
such dealers may reallow, a discount not in excess of $        per share of
Class A Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     The Company has granted to the U.S. Underwriters and the International Underwriters options, exercisable for 30 days after the date hereof, to purchase up to 1,200,000 and 300,000 shares, respectively, of Class A Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the shares subject to such option that the number of shares to be purchased by it shown in the foregoing table is of the 10,000,000 shares of Class A Common Stock initially offered hereby.



     The Company, certain officers and directors and Hollinger Inc. have agreed not to effect any public sale or distribution of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be sold by the Company in the Offering and that are issuable in connection with the PRIDES, the shares under a shelf registration statement relating to the shares of Class A Common Stock of the Company owned by Hollinger Inc. and pledged to certain lenders, the grant of options under the Company's 1994 Stock Option Plan, and up to 2,500,000 additional shares of Common Stock that may otherwise be sold by the Company, for a period of 90 days after the date of this Prospectus without the consent of Merrill Lynch.


     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "HLR."

     Merrill Lynch performs investment banking services for the Company, Hollinger Inc. and their affiliates from time to time, for which it receives customary compensation.

                                 EXCHANGE RATES

     The following table sets forth certain exchange rates based on the noon buying rate in The City of New York for cable transfers in United States dollars as certified for custom purposes by the Federal Reserve Bank of New York. Such rates are set forth as Canadian dollars per U.S. $1.00 and the inverse rates quoted by the Federal Reserve Bank of New York for U.S. dollars per Cdn.$1.00.

                                                                                            THREE MONTHS
                                                                                               ENDED
                                                      YEAR ENDED DECEMBER 31,                 MARCH 31
                                             -----------------------------------------     --------------
                                             1991     1992     1993     1994     1995      1995     1996
                                             -----    -----    -----    -----    -----     -----    -----
                                                                (CDN.$ PER U.S.$1.00)
Highest exchange rate during period.......   1.165    1.289    1.344    1.408    1.424     1.424    1.382
Lowest exchange rate during period........   1.120    1.142    1.243    1.310    1.328     1.394    1.353
Exchange rate at end of period............   1.156    1.271    1.326    1.403    1.366     1.399    1.364
Average exchange rate during period(1)....   1.146    1.214    1.294    1.370    1.373     1.401    1.369

- ------------------
(1) The average of the exchange rates on the last day of each month during the applicable period.

     The following tables set forth certain information concerning the noon rates of exchange as reported by the Federal Reserve Bank of New York for United States dollars per L1.00 and A$1.00, respectively.

                                                                                            THREE MONTHS
                                                                                               ENDED
                                                      YEAR ENDED DECEMBER 31,                 MARCH 31
                                             -----------------------------------------     --------------
                                             1991     1992     1993     1994     1995      1995     1996
                                             -----    -----    -----    -----    -----     -----    -----
                                                                 (U.S.$ PER L1.00)
Exchange rate at end of period............   1.866    1.513    1.478    1.567    1.554     1.619    1.526
Average exchange rate during period(1)....   1.763    1.756    1.497    1.539    1.579     1.588    1.530

- ------------------
(1) The average of the exchange rates on the last day of each month during the applicable period.

                                                                                            THREE MONTHS
                                                                                               ENDED
                                                      YEAR ENDED DECEMBER 31,                 MARCH 31
                                             -----------------------------------------     --------------
                                             1991     1992     1993     1994     1995      1995     1996
                                             -----    -----    -----    -----    -----     -----    -----
                                                                   (U.S.$ PER A$1.00)
Exchange rate at end of period............   0.759    0.689    0.678    0.775    0.7432    0.733    0.782
Average exchange rate during period(1)....   0.773    0.731    0.679    0.735    0.7407    0.751    0.746

- ------------------
(1) The average of the exchange rates on the last day of each month during the applicable period.

     The financial information in this Prospectus has been translated into United States dollars from Canadian dollars, British pounds sterling, or Australian dollars, as the case may be, using exchange rates at the end of the period for which the relevant statements are prepared for assets, liabilities and minority interest and for items in the statement of operations translated at the weighted average exchange rates for the relevant period.

     The following table sets forth rates of exchange used to translate DTH's, FDTH's and The Telegraph's United Kingdom, Fairfax's Australian and Southam's Canadian results of operations.

                                                                                          THREE MONTHS
                                                                                             ENDED
                                                       YEAR ENDED DECEMBER 31,              MARCH 31
                                                 ------------------------------------     ------------
                                                 1991    1992    1993    1994    1995     1995    1996
                                                 ----    ----    ----    ----    ----     ----    ----
UNITED KINGDOM
(US$ PER L1.00)
Balance sheet.................................   1.87    1.51    1.48    1.57    1.55     1.58    1.53
Statement of earnings.........................   1.77    1.76    1.50    1.53    1.59     1.52    1.53

AUSTRALIA
(US$ PER A$1.00)
Balance sheet.................................   0.76    0.69    0.69    0.78    0.74     0.74    0.78
Statement of earnings.........................    N/A    0.73    0.67    0.72    0.74     0.74    0.76

CANADA
(US$ PER CDN.$1.00)
Balance sheet.................................   0.86    0.79    0.76    0.71    0.73     0.74    0.73
Statement of earnings.........................   0.88    0.83    0.78    0.73    0.73     0.73    0.73

                                 LEGAL MATTERS

     Certain legal matters in connection with the Shares of Class A Common Stock offered hereby will be passed upon for the Company by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Hollinger International Inc. and subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, included in this Prospectus and incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been so included or incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy solicitation materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy solicitation materials and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Class A Common Stock is listed on the NYSE. Such reports, proxy solicitation materials and other information can also be inspected and copied at the NYSE at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the offering made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. as set forth above. For further information, reference is hereby made to the Registration Statement, including the exhibits filed as a part thereof or otherwise incorporated herein. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is modified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-24004) pursuant to the Exchange Act are incorporated herein by reference:

     1. the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

     2. the Company's Proxy Statement for the Annual Meeting of Stockholders held May 28, 1996;

     3. the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;


     4. the Company's Current Reports on Form 8-K dated February 7, 1996 and April 24, 1996; and


     5. the description of the Class A Common Stock contained in the Company's Registration Statement on Form 8-A, as the same may be amended.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Hollinger International Inc., 401 North Wabash Avenue, Chicago, Illinois 60611,
Attention: Secretary, telephone number (312) 321-3000.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES
  Independent Auditors' Report.....................................................       F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995.....................       F-3
  Consolidated Statements of Operations for the three years ended December 31,
     1995..........................................................................       F-4
  Consolidated Statements of Stockholders' Equity for the three years ended
     December 31, 1995.............................................................       F-5
  Consolidated Statements of Cash Flows for the three years ended December 31,
     1995..........................................................................       F-6
  Notes to Consolidated Financial Statements.......................................       F-7

INTERIM FINANCIAL INFORMATION (UNAUDITED)
  Condensed Consolidated Balance Sheet as of March 31, 1996........................      F-30
  Condensed Consolidated Statements of Operations for the three months ended March
     31, 1995 and 1996.............................................................      F-31
  Condensed Consolidated Statements of Cash Flows for the three months ended March
     31, 1995 and 1996.............................................................      F-32
  Notes to Condensed Consolidated Financial Statements.............................      F-33

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
  Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1996..............      F-36
  Pro Forma Condensed Consolidated Statement of Operations for the three months
     ended March 31, 1996..........................................................      F-37
  Pro Forma Condensed Consolidated Statement of Operations for the year ended
     December 31, 1995.............................................................      F-38
  Notes to Pro Forma Condensed Consolidated Financial Statements...................      F-39

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hollinger International Inc:

     We have audited the accompanying consolidated balance sheets of Hollinger International Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hollinger International Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in note 1 of Notes to Consolidated Financial Statements, the Company adopted the provisions of FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.

                                          /s/KPMG PEAT MARWICK LLP

                                          KPMG PEAT MARWICK LLP

Chicago, Illinois
February 27, 1996

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                        ------------------------
                                                                           1994          1995
                                                                        ----------    ----------
                                                                             (IN THOUSANDS)
                               ASSETS
Current assets:
  Cash and cash equivalents..........................................   $  117,425    $   23,810
  Accounts receivable, net of allowance for doubtful accounts of
     $13,170,000 in 1994 and $12,558,000 in 1995.....................      118,625       134,511
  Inventories........................................................       10,429        25,684
  Prepaid expenses and other current assets..........................        7,089        13,562
                                                                        ----------    ----------
Total current assets.................................................      253,568       197,567
Marketable securities, at market value...............................       17,036            --
Investments in affiliates, at equity (note 3)........................      461,492       463,527
Other investments, at cost (note 4)..................................       78,875       178,337
Property, plant and equipment, net of accumulated depreciation (note
  5).................................................................      191,990       193,407
Intangible assets, net of accumulated amortization of $129,562,000 in
  1994 and $155,195,000 in 1995......................................      455,203       529,694
Deferred financing costs and other assets............................        5,591         7,573
                                                                        ----------    ----------
                                                                        $1,463,755    $1,570,105
                                                                        ==========    ==========
                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 7)....................   $    5,436    $   27,552
  Bank loans (note 6)................................................       16,448       147,866
  Accounts payable...................................................       32,333        38,646
  Accrued expenses...................................................       62,432        50,874
  Income taxes payable...............................................       28,819        12,390
  Deferred revenue...................................................       18,597        22,902
  Due to Hollinger Inc. (note 19)....................................      100,124        21,512
                                                                        ----------    ----------
Total current liabilities............................................      264,189       321,742
Long-term debt, less current installments (note 7)...................      468,085       446,234
Deferred income taxes (note 9).......................................       85,112        72,290
Accrued pension (note 11)............................................       13,071        10,519
Other................................................................       16,210        20,326
                                                                        ----------    ----------
Total liabilities....................................................      846,667       871,111
                                                                        ----------    ----------
Minority interest....................................................      109,518        97,298
                                                                        ----------    ----------
Redeemable preferred stock (note 12).................................      204,101       306,452
                                                                        ----------    ----------
Stockholders' Equity: (note 13)
  Class A common stock, $0.01 par value. Authorized 250,000,000 shares; issued and outstanding 41,965,754 shares in 1994 and
     1995............................................................          420           420
  Class B common stock, $0.01 par value. Authorized 50,000,000 shares;
     issued and outstanding 14,990,000 shares in 1994 and 1995.......          150           150
  Additional paid-in capital.........................................      162,898       162,610
  Cumulative foreign currency translation adjustment.................       (1,212)       (3,987)
  Unrealized gain on marketable securities...........................        7,825            --
  Retained earnings..................................................      133,388       136,051
                                                                        ----------    ----------
Total stockholders' equity...........................................      303,469       295,244
                                                                        ----------    ----------
                                                                        $1,463,755    $1,570,105
                                                                        ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1993         1994         1995
                                                              --------     --------     --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
  Advertising.............................................    $316,640     $522,381     $635,560
  Circulation.............................................     217,608      245,218      262,670
  Job printing............................................      25,044       27,675       49,198
  Other...................................................      10,309       13,563       17,539
                                                              --------     --------     --------
Total operating revenues..................................     569,601      808,837      964,967
                                                              --------     --------     --------
Operating costs and expenses
  Operating costs.........................................     382,291      605,263      753,312
  General and administrative..............................      60,902       82,934       90,174
  Reorganization expenses.................................          --           --        8,000
  Depreciation and amortization...........................      34,545       45,200       52,388
  Allocable expenses from Hollinger Inc. .................       4,069        4,911        5,605
                                                              --------     --------     --------
Total operating costs and expenses........................     481,807      738,308      909,479
                                                              --------     --------     --------
Operating income..........................................      87,794       70,529       55,488
                                                              --------     --------     --------
Other income (expense):
  Interest expense........................................     (26,264)     (32,593)     (43,189)
  Equity in earnings of affiliates (note 3)...............      13,476       35,659       16,449
  Interest and dividend income............................       6,414        6,290        4,590
  Foreign currency gains (losses) net.....................       1,462        4,776       (1,089)
  Other income, net (note 14).............................      29,113       80,820       14,698
                                                              --------     --------     --------
Total other income (expense)..............................      24,201       94,952       (8,541)
                                                              --------     --------     --------
Earnings before income taxes, minority interest and
  cumulative effect of change in accounting for income
  taxes...................................................     111,995      165,481       46,947
Income taxes (note 9).....................................      36,475       41,300       18,108
                                                              --------     --------     --------
Earnings before minority interest and cumulative effect of
  change in accounting for income taxes...................      75,520      124,181       28,839
Minority interest (note 15)...............................      25,475       21,409       22,637
                                                              --------     --------     --------
Earnings before cumulative effect of change in accounting
  for income taxes........................................      50,045      102,772        6,202
Cumulative effect of change in accounting for income
  taxes...................................................     (24,256)          --           --
                                                              --------     --------     --------
Net earnings..............................................    $ 25,789     $102,772     $  6,202
                                                              ========     ========     ========
Earnings per common share:
  Earnings before cumulative effect of change in
     accounting for income taxes..........................    $   1.03     $   1.90     $   0.11
                                                              ========     ========     ========
  Cumulative effect of change in accounting for income
     taxes................................................    $   0.50     $     --     $     --
                                                              ========     ========     ========
  Net earnings............................................    $   0.53     $   1.90     $   0.11
                                                              ========     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        COMMON   COMMON                              UNREALIZED
                                        STOCK    STOCK    ADDITIONAL   CUMULATIVE     GAIN ON     RETAINED
                                        CLASS    CLASS     PAID-IN     TRANSLATION   MARKETABLE   EARNINGS
                                          A        B       CAPITAL     ADJUSTMENT    SECURITIES   (DEFICIT)     TOTAL
                                        ------   ------   ----------   -----------   ----------   ---------   ---------
                                                                        (IN THOUSANDS)
Balance at December 31, 1992..........   $336     $         $(10,331)    $(16,627)     $          $  99,529    $ 72,907
  Capital contribution................     --       --         1,458           --           --           --       1,458
  Acquisition of Southam interest from
    Hollinger Inc. (note 19)..........     --       --        26,938           --           --           --      26,938
  Translation adjustments.............     --       --            --        1,347           --           --       1,347
  Deemed dividend to Hollinger
    Inc. .............................     --       --            --           --           --      (16,775)    (16,775)
  Net earnings........................     --       --            --           --           --       25,789      25,789
                                         ----     ----      --------     --------      -------    ---------    --------
Balance at December 31, 1993..........    336       --        18,065      (15,280)          --      108,543     111,664
                                         ----     ----      --------     --------      -------    ---------    --------
  Issuance of 8,355,000 Class A
    Common shares.....................     84       --        98,538           --           --           --      98,622
  Issuance of 14,990,000 Class B
    Common shares.....................     --      150        46,295           --           --           --      46,445
  Translation adjustments.............     --       --            --       14,068           --           --      14,068
  Unrealized holding gain.............     --       --            --           --        7,825           --       7,825
  Cash dividends -- Class A and
    Class B, $0.05 per share..........     --       --            --           --           --       (1,167)     (1,167)
  Deemed dividend to Hollinger
    Inc. .............................     --       --            --           --           --      (76,760)    (76,760)
  Net earnings........................     --       --            --           --           --      102,772     102,772
                                         ----     ----      --------     --------      -------    ---------    --------
Balance at December 31, 1994..........    420      150       162,898       (1,212)       7,825      133,388     303,469
  Jerusalem Post adjustment...........     --       --          (288)          --           --           --        (288)
  Translation adjustments.............     --       --            --       (2,775)          --           --      (2,775)
  Unrealized holding gain.............     --       --            --           --       (7,825)          --      (7,825)
  Cash dividends--Class A and
    Class B, $0.10 per share..........     --       --            --           --           --       (3,175)     (3,175)
  Dividends on redeemable
    preferred stock...................     --       --            --           --           --         (271)       (271)
  Deemed dividend to Hollinger Inc....     --       --            --           --           --          (93)        (93)
  Net earnings........................     --       --            --           --           --        6,202       6,202
                                         ----     ----      --------     --------      -------    ---------    --------
Balance at December 31, 1995..........   $420     $150      $162,610     $ (3,987)     $    --    $ 136,051    $295,244
                                         ====     ====      ========     ========      =======    =========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          1993         1994         1995
                                                                        ---------    ---------    ---------
                                                                                  (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings........................................................  $  25,789    $ 102,772    $   6,202
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization.....................................     34,545       45,200       52,388
    Deferred income taxes.............................................      9,048       13,816       (4,348)
    Cumulative effect of change in accounting for income taxes........     24,256           --           --
    Minority interest.................................................     25,475       21,409       22,637
    Equity in earnings of affiliates, net of dividends received.......     (7,779)     (29,833)       1,418
    Gain on sale of investments.......................................    (24,929)     (80,592)     (11,968)
    Gain on dilution of Fairfax interest..............................     (3,609)          --           --
    Gain (loss) on sale of assets.....................................       (615)          --          290
    Amortization of deferred gain.....................................     (1,616)      (1,616)      (1,616)
    Unrealized foreign exchange gain on redeemable preferred stock....     (1,921)      (2,745)        (257)
    Other.............................................................     (2,489)          --           --
  Changes in assets and liabilities, net of acquisitions:
    Accounts receivable...............................................     (5,051)     (10,206)      (5,584)
    Inventories.......................................................      2,679       22,721      (12,537)
    Prepaid expenses and other current assets.........................        510          633      (10,041)
    Accounts payable..................................................       (837)     (13,880)       7,779
    Accrued expenses..................................................      7,471       (7,620)      (8,013)
    Accrued pension...................................................         --        1,314       (1,351)
    Income taxes payable..............................................     11,710       17,241      (14,586)
    Deferred revenue and other........................................        774          837       (5,154)
                                                                        ---------    ---------    ---------
Cash provided by operating activities.................................     93,411       79,451       15,259
                                                                        ---------    ---------    ---------
Cash flows from investing activities:
  Purchase of property, plant and equipment...........................     (9,162)     (27,795)     (21,699)
  Proceeds from sale of property, plant and equipment.................      3,067        3,163        1,625
  Proceeds on disposal of marketable securities.......................     37,050           --       17,700
  Purchase of subsidiaries' stock and other investments...............   (213,711)     (12,889)     (57,283)
  Acquisitions, net of cash acquired..................................    (20,368)    (227,321)     (97,232)
  Repayment of long-term receivables..................................      9,566       10,295       10,393
  Proceeds on disposal of subsidiaries' stock and other investments...     12,703      110,583           --
  Other...............................................................     (1,128)      (7,682)       1,832
                                                                        ---------    ---------    ---------
Cash used in investing activities.....................................   (181,983)    (151,646)    (144,664)
                                                                        ---------    ---------    ---------
Cash flows from financing activities:
  Repayment of debt...................................................    (13,925)    (121,407)     (15,907)
  Proceeds from issuance of bank debt.................................     97,091      221,710       20,000
  Proceeds from bank loans............................................         --           --      131,589
  Change in borrowings from Hollinger Inc. ...........................      2,152       55,203      (78,961)
  Net proceeds from issuance of Class A Common Stock..................         --       98,622           --
  Issuance of common shares by a subsidiary...........................      1,419        2,193        4,131
  Dividends paid......................................................         --       (1,167)      (3,175)
  Deemed dividend to Hollinger Inc....................................    (16,775)     (76,760)         (93)
  Dividends paid by subsidiaries to minority stockholders,
    net of related swap income........................................    (13,152)     (16,711)     (20,890)
  Other...............................................................     (2,618)      (5,210)         257
                                                                        ---------    ---------    ---------
Cash provided by financing activities.................................     54,192      156,473       36,951
                                                                        ---------    ---------    ---------
Effect of exchange rate changes on cash...............................      4,189        8,096       (1,161)
                                                                        ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents..................    (30,191)      92,374      (93,615)
Cash and cash equivalents at beginning of year........................     55,242       25,051      117,425
                                                                        ---------    ---------    ---------
Cash and cash equivalents at end of year..............................  $  25,051    $ 117,425    $  23,810
                                                                        =========    =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Presentation and Consolidation

     Hollinger International Inc. (the "Company"), formerly named American Publishing Company, is an 85% owned subsidiary of Hollinger Inc., a Canadian corporation.

     On October 13, 1995, the Company and Hollinger Inc. consummated a reorganization of their international newspaper operations (the "Reorganization"). The Reorganization consisted principally of the Company's acquisition of the outstanding shares of DT Holdings Limited ("DTH"), a subsidiary of Hollinger Inc., through which Hollinger Inc. owned an indirect 58.2% interest in The Telegraph plc ("The Telegraph") and a 19.5% interest in Southam Inc. ("Southam"). In exchange for all of the ordinary shares of DTH, the Company issued to Hollinger Inc. 33,610,754 shares of Class A Common Stock, and 739,500 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock), and was obligated to pay Hollinger Inc. $13,832,000 in cash as a working capital adjustment under the terms of the Reorganization. As part of the Reorganization the name of the Company was changed to "Hollinger International Inc."

     Under the terms of the Reorganization, on July 27, 1995, a subsidiary of DTH, First DT Holdings Limited ("FDTH") acquired from Hollinger Inc. its direct and indirect interest in Southam in exchange for cash consideration of L46,000,000 ($73,437,000) and preference shares of FDTH (which Hollinger Inc. subsequently transferred to DTH in exchange for one ordinary share of DTH which was subsequently transferred to the Company).

     The Reorganization represents a combination of entities under common control and has been accounted for on an "as-if" pooling-of-interests basis, with the accompanying financial statements restated for all periods presented.

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The Company's interest in The Telegraph was 66.4%, 58.6% and 64.0% at December 31, 1993, 1994 and 1995, respectively.
Investments in less than majority-owned affiliated companies, including printing joint ventures, are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated on consolidation.

  (b) Description of Business

     The Company is engaged in the publishing, printing and distribution of newspapers and magazines in the United States, the United Kingdom, Australia, Canada and Israel through subsidiaries and affiliates. The Company's raw materials, mainly newsprint and ink, are available and not dependent on a single or limited number of suppliers. Customers range from individual subscribers to local and national advertisers.

  (c) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (d) Cash and Cash Equivalents

     Cash equivalents consist of certain highly liquid investments with original maturities of three months or less.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (e) Inventories

     Inventories consist principally of newsprint which is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method, except for newsprint inventories of certain subsidiaries which are accounted for using the last-in, first-out method (LIFO). At December 31, 1995, approximately 26% of the Company's newsprint inventories were valued using LIFO. If the FIFO method had been used, such newsprint inventories would have been $1,953,000 higher.

  (f) Impairment of Long-lived Assets

     The Company assesses the recoverability of its long-lived assets, such as property, plant and equipment and intangible assets whenever events or changes in business circumstances indicate the carrying amount of the assets, or related group of assets, may not be fully recoverable. The assessment of recoverability is based on management's estimate of undiscounted future operating cash flows of its long-lived assets. If the assessment indicates that the undiscounted operating cash flows do not exceed the net book value of the long-lived assets, then a permanent impairment has occurred. The Company would record the difference between the net book value of the long-lived asset and the fair value of such asset as a charge against income in the statement of operations if such a difference arose. The Company determined that no permanent impairments had occurred at December 31, 1995.

  (g) Derivatives

     The Company is a limited user of derivative financial instruments to manage risks generally associated with interest rate and foreign exchange rate market volatility. The Company does not hold or issue derivative financial instruments for trading purposes. Amounts receivable under the interest rate cap agreement are accrued as a reduction of interest expense and amounts payable are accrued as interest expense. The interest rate differential on the swap arrangements related to the preferred stock of the subsidiaries is treated as an adjustment to the underlying dividends which are disclosed as minority interest. Interest rate differentials on all other swap arrangements are accrued as interest rates change over the contract period.

  (h) Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Routine maintenance and repairs are expensed as incurred. Depreciation is calculated under the straight-line method over the estimated useful lives of the assets, principally 25 to 40 years for buildings and improvements and 5 to 10 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the lease term.

  (i) Intangible Assets

     Intangible assets consist principally of circulation related assets, noncompetition agreements with former owners of acquired newspapers, and the excess of acquisition costs over estimated fair value of net assets acquired (goodwill). The fair market value of intangible assets purchased is determined primarily through the use of independent appraisals. Amortization is calculated using the straight-line method over the respective estimated useful lives ranging from 3 to 40 years.

  (j) Deferred Financing Costs

     Deferred financing costs consist of certain costs incurred in connection with debt financings. Such costs are amortized on a straight-line basis over the remaining term of the related debt, up to seven years.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (k) Deferred Revenue

     Deferred revenue represents subscription payments which have not been earned and are recognized on a straight-line basis over the term of the related subscription. Costs incurred in connection with the procurement of subscriptions are expensed in the period incurred.

  (l) Income Taxes

     Effective January 1, 1993, the Company adopted on a prospective basis Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The cumulative effect of the change in the method of accounting for income taxes is reported as a non-cash charge of $24,256,000 in the consolidated statement of operations for the year ended December 31, 1993.

     The cumulative effect principally represents the recording of deferred tax liabilities related to certain intangible assets which have no tax bases. These deferred tax liabilities would be paid only in the event the related newspapers were sold in taxable transactions.

  (m) Foreign Currency Translation

     Foreign operations of the Company have been translated into U.S. dollars in accordance with the principles prescribed in Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (FAS 52). All assets, liabilities and minority interest are translated at year-end exchange rates, stockholders' equity is translated at historical rates, and revenues and expenses are translated at the average rates of exchange prevailing throughout the year. These exchange gains or losses are not included in earnings unless they are actually realized through a reduction of the Company's net investment in the foreign subsidiary. Foreign currency gains and losses arising from transactions are reflected in net earnings.

  (n) Earnings Per Share

     Net earnings per common share was determined by dividing net earnings, adjusted by the aggregate amount of dividends on the Company's preferred stock, by the applicable weighted average number of shares of common stock outstanding, which for the year ended December 31, 1993, 1994 and 1995 was 48,600,754, 53,980,001 and 56,955,754, respectively. When dilutive, unexercised stock options of the Company are included as common stock equivalents using the treasury stock method.

  (o) Reclassifications

     Certain 1994 and 1993 amounts in the consolidated financial statements have been reclassified to conform to the 1995 presentation.

2. ACQUISITIONS AND DISPOSITIONS

     All acquisitions are accounted for using the purchase method of accounting. Based on estimated fair values of the acquired assets and liabilities, acquisition costs have been allocated to working capital, property, plant and equipment, and intangible assets. The former owners of the acquired businesses have, within

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

specified limits, generally indemnified the Company with respect to any litigation or loss contingencies that may arise in relation to the operations of the businesses prior to acquisition by the Company.

     (a) On March 31, 1994 the Company acquired all of the capital stock of The Sun-Times Company which, with its subsidiaries (Chicago Sun-Times), publishes the Chicago Sun-Times and 61 suburban weekly and bi-weekly newspapers in the Chicago area. The purchase price of approximately $180,000,000 was paid in cash, of which $168,000,000 was applied to retire all existing long-term bank indebtedness of Chicago Sun-Times and the remaining $12,000,000 was paid to former equity holders of Chicago Sun-Times. Using the purchase method of accounting, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in the excess of the purchase price over the estimated fair value of the tangible assets acquired being recorded as identifiable intangibles and goodwill of $153,000,000. The results of Chicago Sun-Times have been included in the consolidated results of operations since the date of acquisition.

     On December 23, 1994 the Company acquired for approximately $32,000,000 in cash all of the capital stock of Pulitzer Community Newspapers, Inc. (the "Daily Southtown") which publishes The Daily Southtown, a daily newspaper, and News Marketer, a weekly free circulation publication, in south and south suburban Chicago. Using the purchase method of accounting, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in the excess of the purchase price over the estimated fair value of the tangible assets acquired being recorded as identifiable intangibles and goodwill of $11,000,000. The results of the Daily Southtown have been included in the consolidated results of operations for the year ended December 31, 1995.

     On September 20, 1995, October 3, 1995 and October 16, 1995, the Company consummated three separate agreements resulting in the acquisition of a total of 16 United States daily newspapers and related publications for approximately $95,000,000. These acquisitions were financed through the Company's then existing credit facility and new interim bank arrangements entered into on September 28, 1995. Using the purchase method of accounting, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in the excess of the purchase price over the estimated fair value of tangible assets acquired being recorded as identifiable intangibles and goodwill of $74,758,000. The results of the newspapers acquired have been included in the consolidated results of operations since the date of the acquisitions.

     The following summarized, unaudited pro forma consolidated results of operations for the years ended December 31, 1995 and 1994 assume the above five acquisitions occurred as the beginning of the respective periods:

                                                              1994                1995
                                                            --------           ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
        Net revenue......................................    974,724           $1,003,113
        Net earnings.....................................    109,328               11,404
        Net earnings per common share....................       2.03                 0.20

     The unaudited pro forma information is not necessarily indicative either of results of operations that would have occurred had the purchases occurred at the beginning of each year presented, or future results of operations of the consolidated companies.

     (b) During 1993 the Company also acquired certain other U.S. newspaper businesses for approximately $20,368,000 in cash and the assumption of vendor and non-compete obligations.

     (c) In 1993 the Company sold 2,000,000 shares of The Telegraph for cash of $12,703,000 resulting in a gain of $7,328,000. In 1994 the Company sold 12,500,000 shares of The Telegraph for cash of $110,583,000 resulting in a gain, net of related costs, of $80,592,000 (note 14). In addition, in 1994 the Company acquired 2,270,000 shares of The Telegraph for cash consideration of $12,102,000.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On October 13, 1995, the Company exercised its option to purchase from the Trustee of The Telegraph Newspaper Trust, 7,000,000 ordinary shares of The Telegraph at a price of L4.50 per share for an aggregate purchase price of L31,500,000 ($49,663,000). The purchase was made on October 20, 1995 and financed through interim bank indebtedness of the Company. In addition, in December 1995, the Company acquired an additional 995,000 ordinary shares of The Telegraph at a price per share of L4.50, aggregating approximately $6,956,000.

3. INVESTMENTS IN AFFILIATES

                                                                     1994         1995
                                                                   --------     --------
                                                                      (IN THOUSANDS)
          John Fairfax Holdings Limited (Fairfax)...............   $250,946     $264,554
          Southam Inc. (Southam)................................    202,499      191,099
          Printing joint ventures...............................      8,047        7,874
                                                                   --------     --------
                                                                   $461,492     $463,527
                                                                   ========     ========

(a) JOHN FAIRFAX HOLDINGS LIMITED

     During 1993 The Telegraph increased its interest in Fairfax by purchasing both common shares and options to acquire common shares and exercising all options held for a total cash cost of $112,211,000. The original acquisition cost by Fairfax was revised in 1993 by $21,732,000 as a result of the payment of certain contingent purchase consideration. In addition, Fairfax issued shares to a third party which diluted The Telegraph's ownership interest and resulted in a gain to The Telegraph in 1993 of $3,609,000 (note 14). The net effect of these transactions was to increase The Telegraph's interest in Fairfax to 24.7% from 15.0% in 1992. The fair value of The Telegraph's ownership interest in Fairfax based on the market value of stock at December 31, 1995 was $408,312,000.

     While Fairfax has a June 30 year end for its financial reporting purposes, the Company's equity in the earnings of Fairfax is for the 12 months ended December 31. Selected financial information in Australian dollars and in accordance with Australian generally accepted accounting principles reported by Fairfax in its annual report for the years ended June 30, 1993, 1994 and 1995 is as follows:

                                                       1993              1994              1995
                                                  --------------    --------------    --------------
                                                                    (IN THOUSANDS)
        Statement of Operations Data:
          Operating revenues...................      A$  771,354       A$  846,592       A$  948,433
          Operating income*....................          114,070           168,573           216,491
          Net earnings.........................           67,243           185,672           147,078
        Balance Sheet Data:
          Current assets.......................                            162,469           162,460
          Total assets.........................                          1,864,056         2,072,841
          Current liabilities..................                            138,899           210,176
          Total liabilities....................                            856,598           999,155
          Stockholders' equity.................                          1,007,458         1,073,686

- ---------

         *Before abnormal items, income tax and minority interest.

(b) SOUTHAM INC.

     On January 8, 1993 the Company acquired 14,290,000 common shares of Southam for $202,997,000. One-half of the Company's aggregate investment in Southam is owned by The Telegraph.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On March 26, 1993, the Company entered into a 15-year agreement with an unrelated investment holding company, Power Corporation of Canada ("Power"), which owns approximately 14,300,000 Common Shares of Southam. The agreement provides, among other things, for voting parity between the Company and Power in most circumstances and reciprocal rights of first refusal should either party decide to sell any of its Southam common shares.

     In 1994 the Company and The Telegraph each acquired an additional 250,00 common shares of Southam for an aggregate price of $5,350,000. Shares representing 9.4% of the Company's indirect interest in Southam are pledged as collateral securing certain Hollinger Inc. debentures in the principal amount of Cdn$125,000,000 due November 1, 1998 (Southam-Linked Debentures). In the event that Hollinger Inc. does not deliver clear legal title to such shares on or prior to April 1, 1999, or upon demand, approximately one-half of the Company's indirect equity interest in Southam would be subject to the rights of the Holders of the Southam-Linked Debentures.

     The Company indirectly held an 18.7%, 19.4% and 19.5% interest in Southam at December 31, 1993, 1994 and 1995, respectively. The fair value of the Company's indirect interest in Southam based on the market value of stock at December 31, 1995 was $157,174,000.

     Equity accounting for the Southam investment commenced April 1, 1994, being the date on which the Company was able to exercise significant influence over Southam.

     Selected financial information in Canadian dollars and in accordance with generally accepted accounting principles in Canada as reported by Southam in its annual report for 1993, 1994 and 1995 is as follows:

                                                       1993              1994              1995
                                                  --------------    --------------    --------------
                                                                    (IN THOUSANDS)
        Statement of Operations Data:
          Operating revenues...................      C$1,176,158       C$1,202,359       C$1,022,345
          Operating income (loss)..............           99,701           131,948           (60,589)
          Net earnings (loss)..................           21,568            44,008           (53,422)
        Balance Sheet Data:
          Current assets.......................                            293,953           229,066
          Total assets.........................                            898,933           823,115
          Current liabilities..................                            288,889           217,635
          Total liabilities....................                            444,130           463,851
          Stockholders' equity.................                            454,803           359,264

(c) PRINTING JOINT VENTURES

     The Telegraph has a 50% interest in two printing joint ventures, West Ferry Printers and Trafford Park Printers, both of which commenced production in 1986. These joint ventures operate printing plants in which The Telegraph and the other joint venturers' newspapers are printed at cost.

(d) EQUITY IN EARNINGS OF AFFILIATES

     Equity in earnings of affiliates is comprised of the following:

                                                           1993        1994         1995
                                                          -------     -------     --------
                                                                   (IN THOUSANDS)
        Fairfax........................................   $13,476     $31,847     $ 24,662
        Southam........................................        --       3,522      (10,968)
        Printing joint ventures........................        --         290        2,755
                                                          -------     -------     --------
                                                          $13,476     $35,659     $ 16,449
                                                          =======     =======     ========

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Equity in earnings of Fairfax are computed as follows:

                                                           1993        1994         1995
                                                          -------     -------     --------
                                                                   (IN THOUSANDS)
        Share of net earnings as reported by
          Fairfax.....................................    $14,320     $33,821     $ 22,779
        Consolidation and U.S. GAAP adjustments.......       (844)     (1,974)       1,883
                                                          -------     -------     --------
                                                          $13,476     $31,847     $ 24,662
                                                          =======     =======     ========

     Equity in earnings of Southam for the year ended December 31, 1995 and for the nine months ended December 31, 1994 are computed as follows:

                                                                     1994         1995
                                                                    -------     --------
                                                                       (IN THOUSANDS)
        Share of operating results as reported by Southam:
          Income before special charge...........................   $ 9,179     $  8,426
          Special charge.........................................        --      (17,324)
          Tax (expense) benefit..................................    (3,363)       3,189
          Loss from discontinued operations, net of tax..........        --       (2,084)
        Consolidation and U.S. GAAP adjustments..................    (2,294)      (3,175)
                                                                    -------     --------
                                                                    $ 3,522     $(10,968)
                                                                    =======     ========

4. OTHER INVESTMENTS

                                                                     1994         1995
                                                                    -------     --------
                                                                       (IN THOUSANDS)
        Investment in Argsub Limited.............................   $    --     $102,606
        Note receivable from West Ferry..........................    47,751       36,968
        Advances under printing contracts with joint ventures....    28,729       31,242
        Other....................................................     2,395     $  7,521
                                                                    -------     --------
                                                                    $78,875     $178,337
                                                                    =======     ========

     (i) On December 29, 1995, DTH transferred all outstanding FDTH preference shares which it then held (with an aggregate redemption amount of Cdn.$140 million ($102.6 million)), to Argsub Limited (Argsub), in exchange for newly issued preference shares (with an aggregate redemption of Cdn.$140 million ($102.6 million)), of Argsub. Other than these preference shares, Argsub is a wholly owned English subsidiary of Argus Corporation Limited, a Canadian corporation, all the voting stock of which is indirectly owned or controlled by the principal shareholder by Hollinger Inc.

     (ii) The note receivable from West Ferry represents amounts due to The Telegraph following the granting of rights to West Ferry equivalent to ownership of certain of The Telegraph's fixed assets. These fixed assets have been treated as if they had been sold outright with the long-term element of the note receivable included in investments. The current portion of the note receivable was $10,241,000 and $10,388,000 for 1994 and 1995, respectively, and is included in accounts receivable. The income related to this note is computed based on the effective interest rate method.

     (iii) Advances under printing contract represent loans to the joint venture by way of amounts prepaid under The Telegraph's printing contracts.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY, PLANT AND EQUIPMENT

                                                                            1994         1995
                                                                          --------     --------
                                                                             (IN THOUSANDS)
  Land.................................................................   $ 23,671     $ 26,774
  Building and leasehold interests.....................................     78,047       86,468
  Machinery and equipment..............................................    169,254      182,471
                                                                          --------     --------
                                                                           270,972      295,713
       Less -- Accumulated depreciation and amortization...............     78,982      102,306
                                                                          --------     --------
                                                                          $191,990     $193,407
                                                                          ========     ========

     Depreciation and amortization of property, plant and equipment totalled $18,314,000, $20,522,000 and $25,174,500 in 1993, 1994 and 1995, respectively.

6. BANK LOANS

     On September 28, 1995, the Company entered into an agreement with two banks that provided for up to $130,000,000 in borrowings under a revolving credit facility terminating September 6, 1996. At December 31, 1995, borrowings under this facility were $130,000,000. Interest on the bank loan is based on the bank's prime rate or a rate based on those offered in the Eurodollar interbank borrowing market in London, England, plus, in each case, an applicable margin. The interest rate at December 31, 1995 was 7.625%. The bank loan is secured by a pledge of the common stock and assets of certain of the Company's subsidiaries and guarantees of certain new subsidiaries of the Company. This loan was repaid in February, 1996.


     The Telegraph has a revolving short-term bank agreement which terminates in November 1996. Borrowings under this agreement were L10,500,000 ($16,448,000) and L11,500,000 (17,866,000) at December 31, 1994 and December 31, 1995,
respectively. Interest is based on LIBOR plus an applicable margin. The interest rate at December 31, 1995 was 6.9%.


7. LONG-TERM DEBT

                                                                            1994         1995
                                                                          --------     --------
                                                                             (IN THOUSANDS)
Hollinger International Inc.
  Senior secured notes due 1996-2000...................................   $150,000     $150,000
  Bank loans due 1996-2001.............................................    150,000      160,000
  Amounts due under non-interest bearing non-competition agreements
     due 1996-2004.....................................................     12,914       10,584
  Other due 1996-2001 (at varying interest rates up to 10%)............        741          788
The Telegraph
  Bank loans...........................................................    139,432      135,714
Obligations under capital leases (note 8)..............................     20,434       16,700
                                                                          --------     --------
                                                                           473,521      473,786
Less current portion included in current liabilities...................      5,436       27,552
                                                                          --------     --------
                                                                          $468,685     $446,234
                                                                          ========     ========

     (a)(i) Senior Secured Notes (Notes) are secured by (1) a pledge of the capital stock and certain promissory notes of the subsidiaries of American Publishing (1991) Inc., (2) the general intangibles of such subsidiaries, and
(3) a guarantee by Hollinger Inc. The Notes are repayable in annual installments from September 1, 1996 through September 1, 2000 and bear interest at rates ranging from 10.24% to 10.53%.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (ii) A subsidiary of the Company entered into an agreement with six banks providing for maximum borrowings of $100,000,000. At December 31, 1995 and 1994 borrowings under this facility were $94,000,000 and $80,000,000, respectively. Principal repayments are quarterly commencing June 30, 1997 until December 31, 2000, with a final principal repayment of 25% on December 31, 2001. Interest on the bank loans is based on the bank's prime rate, a rate based on those offered in the Eurodollar interbank market in London, England or the federal funds rate, plus, in each case, an applicable margin. The interest rate at December 31, 1995 was 7.0%. The bank loan is secured by a pledge of the common stock and assets of certain of the Company's subsidiaries and a guarantee by the Company. This loan was repaid in February 1996.

     Pursuant to a requirement in the financing arrangement, the Company has entered into an interest rate swap contract of $25,000,000 of bank debt through June 29, 2000. The effect of this contract is to fix the effective interest rate on $25,000,000 of this debt at 7.79%. This swap agreement is still in effect.

(iii) Chicago Sun-Times entered into an agreement with two banks that provided for up to $80,000,000 in borrowings under a two year revolving credit facility. At December 31, 1995 and 1994, borrowings under the revolving credit agreement were $66,000,000 and $70,000,000, respectively. The revolving credit agreement automatically converts into a five-year secured term loan on March 31, 1996 with quarterly principal repayments commencing June 30, 1996 through March 31, 2001. Under the revolving credit agreement, commencing April 15, 1997, the Chicago Sun-Times is required to make mandatory principal repayments in an amount equal to 50% of its operating cash flow (as defined) for the immediately preceding fiscal year. Interest on the bank loan is based on the bank's prime rate or a rate based on those offered in the Eurodollar interbank borrowing market in London, England plus, in each case, an applicable margin. The interest rate at December 31, 1995 was 7.18%. The revolving credit agreement is secured by a pledge of the capital stock and assets of Chicago Sun-Times and a guarantee by the Company. This loan was repaid in February 1996.

     Pursuant to a requirement in the financing arrangement, the Company has entered into an interest rate swap contract on $25,000,000 of bank debt through June 19, 2000. The effect of this contract is to fix the effective interest rate on $25,000,000 of this debt at 7.77%. The Company has also entered into a financing arrangement which caps the effective interest rate on $40,000,000 of this debt at 11.45% through June 21, 1996. These agreements are still in effect.

     (b) The Telegraph had the following separate unsecured bank loans:

          (i) A loan of A$45,100,000 (1994 A$45,100,000), repayable in 1997. The interest rate is based on LIBOR plus 0.5%. The interest rate at December 31, 1995 was 7.913%.

          (ii) A loan of L40,000,000 (1994 L40,000,000), repayable in 1998. The interest rate is based on LIBOR plus an applicable margin. The interest rate at December 31, 1995 was 7.167%.

          (iii) A loan of A$53,750,000 (1994 A$53,750,000) repayable in 1998.
     The interest rate is based on LIBOR plus an applicable margin. The interest rate at December 31, 1995 was 7.875%.

     (c) The Company's agreements with banks contain various restrictive provisions relating to maintenance of certain financial ratios, restrictions on additional indebtedness, occurrence of certain corporate transactions, and limitations on the amount of capital expenditures and restricted payments (which generally include dividends and management fees). At December 31, 1995, the Company was in compliance with the aforementioned restrictive provisions.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (d) Principal amounts payable on long-term debt, excluding obligations under capital leases, for each of the five years subsequent to December 31, 1995 are as follows:

                                                                    HOLLINGER
                                                  TOTAL        INTERNATIONAL INC.       TELEGRAPH
                                                 --------      -------------------      ---------
                                                                  (IN THOUSANDS)
        1996..................................   $ 25,320             25,320                   --
        1997..................................     87,489             53,922               33,567
        1998..................................    166,153             64,006              102,147
        1999..................................     54,251             54,251                   --
        2000..................................     94,731             94,731                   --
                                                 --------            -------             --------

     (e) Interest paid for 1993, 1994 and 1995 was $26,065,000, $33,194,000 and
$39,234,000 respectively.

8. LEASES

     The following summarizes assets held under capital leases which are included in property, plant and equipment:

                                                                      1994        1995
                                                                     ------      ------
                                                                       (IN THOUSANDS)
        Machinery and equipment....................................  $9,911      $6,270
          Less -- accumulated depreciation.........................   6,653       6,270
                                                                     ------      ------
                                                                     $3,258      $   --
                                                                     ======      ======

     The Company also leases various facilities and equipment under noncancelable operating lease arrangements. Rental expense under all operating leases was approximately $9,057,000, $11,072,000 and $11,387,000 in 1993, 1994
and 1995, respectively.

     Minimum lease commitments together with the present value of obligations at December 31, 1995 are as follows:

                                                                  CAPITAL      OPERATING
                                                                  LEASES        LEASES
                                                                  -------      ---------
                                                                      (IN THOUSANDS)
        1996....................................................  $ 3,917       $  9,950
        1997....................................................    3,917          9,082
        1998....................................................    3,917          8,165
        1999....................................................    3,917          7,622
        2000....................................................    3,917          7,048
        Later years.............................................    2,937        101,288
                                                                  -------       --------
                                                                   22,522       $143,155
                                                                                ========
        Less imputed interest and executory costs...............    5,822
                                                                  -------
        Present value of net minimum payments...................   16,700
        Less current portion included in current liabilities....    2,232
                                                                  -------
        Long-term obligations...................................  $14,468
                                                                  =======

     Minimum lease payments have been reduced for rental income from noncancelable subleases by approximately $88,500 in 1996 and lesser amounts thereafter (total reductions $440,000).

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES

     U.S. and foreign components of earnings (loss) before income taxes, minority interest, and cumulative effect of change in accounting for income taxes are presented below:

                                                          1993         1994         1995
                                                        --------     --------     --------
                                                                  (IN THOUSANDS)
        U.S..........................................   $ (1,037)    $ 16,457     $  3,462
        Foreign......................................    113,032      149,024       43,485
                                                        --------     --------     --------
                                                        $111,995     $165,481     $ 46,947
                                                        ========     ========     ========

     Income tax expense for the periods shown below consists of:

                                                           CURRENT     DEFERRED      TOTAL
                                                           -------     --------     -------
                                                                    (IN THOUSANDS)
        Year ended December 31, 1993:
          U.S. Federal..................................   $    --      $    --     $    --
          Foreign.......................................    27,296        9,048      36,344
          State and local...............................       131           --         131
                                                           -------      -------     -------
                                                           $27,427      $ 9,048     $36,475
                                                           =======      =======     =======
        Year ended December 31, 1994:
          U.S. Federal..................................   $ 3,667      $    --     $ 3,667
          Foreign.......................................    23,065       13,816      36,881
          State and local...............................       752           --         752
                                                           -------      -------     -------
                                                           $27,484      $13,816     $41,300
                                                           =======      =======     =======
        Year ended December 31, 1995:
          U.S. Federal..................................   $ 2,844      $  (749)    $ 2,095
          Foreign.......................................    18,817       (3,492)     15,325
          State and local...............................       795         (107)        688
                                                           -------      -------     -------
                                                           $22,456      $(4,348)    $18,108
                                                           =======      =======     =======

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% for 1993 and 35% for 1994 and 1995 as a result of the following:

                                                               1993       1994       1995
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
        Computed "expected" tax expense....................   $38,078    $57,918    $16,431
        Increase (reduction) in income taxes resulting
          from:
          Nondeductible expenses for income tax purposes...     2,647      2,403      3,170
          Resolution of foreign tax issues.................        --         --     (3,492)
          Results of foreign subsidiaries for which income
             tax benefit (expense) has not been
             recognized....................................       106     (1,856)     3,327
          Alternative minimum tax..........................        --        771         --
          Additional U.S. taxes on foreign earnings........        --         --      1,050
          U.S. state and local income taxes, net of federal
             benefit.......................................       131        496        447
          Impact of taxation at different foreign rates,
             repatriation and other........................    (3,217)   (14,764)      (945)
          Utilization of net operating loss carryforwards
             and investment tax credits for which no
             previous benefit has been recognized..........      (276)    (2,631)    (1,520)
          Other............................................      (994)    (1,037)      (360)
                                                              -------    -------    -------
                                                              $36,475    $41,300    $18,108
                                                              =======    =======    =======

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                            1994          1995
                                                                          ---------     ---------
                                                                              (IN THOUSANDS)
Deferred tax assets:
  Accounts receivable, principally due to allowance for doubtful
     accounts..........................................................    $ 1,016       $ 1,181
  Accrued compensation including vacation, bonus, severance and
     deferred compensation.............................................      5,671         3,717
  Alternative minimum tax credit carryforwards.........................      1,010            --
  Net operating loss carryforwards.....................................      8,845         2,109
  Accrued medical and workers' compensation claims.....................        963         3,075
  Basis in subsidiaries, tax in excess of book.........................         --         5,257
  Advance Corporation Tax receivable...................................     13,600        10,382
                                                                           -------       -------
Gross deferred tax assets..............................................     31,105        25,721
Less valuation allowance...............................................     15,524         4,566
                                                                           -------       -------
Net deferred tax assets................................................     15,581        21,155
                                                                           -------       -------
Deferred tax liabilities:
  Property, plant and equipment, principally due to differences in
     depreciation......................................................     22,411        15,663
  Intangible assets, principally due to differences in basis and
     amortization......................................................     39,579        30,300
  Foreign exchange basis differences...................................      9,110         8,567
  Long term advances under printing contract...........................      7,543         3,466
  Prepaid expenses.....................................................         --        10,310
  Unremitted earnings of a foreign equity investment...................     14,500        19,776
  Unrealized gain on marketable securities.............................      3,900            --
  Other................................................................      3,650         5,363
                                                                           -------       -------
Gross deferred tax liabilities.........................................    100,693        93,445
                                                                           -------       -------
Net deferred taxes.....................................................    $85,112       $72,290
                                                                           =======       =======

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred assets will not be realized. In 1994, the Company established a valuation allowance primarily for net operating loss carryforwards and other deferred tax assets. From 1994 to 1995 the valuation allowance decreased by a net $10,958,000. The change was primarily the result of the utilization of net operating losses and the resolution of certain issues.

     Jerusalem Post has net operating loss and other credit carryforwards of approximately $5,700,000 for Israeli tax purposes which do not have expiration dates and may be used to reduce future Israeli income taxes.

     Total income taxes paid in 1993, 1994 and 1995 amounted to $9,089,000, $17,776,000, and $34,180,000 respectively.

10. FINANCIAL INSTRUMENTS

     The Company has entered into various types of financial instruments in the normal course of business. Fair value estimates are made at a specific point in time, based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk and the country of origin. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, may not represent actual values of the financial instruments that could be realized in the future.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     At December 31, 1994 and 1995, the comparison of the carrying value and the estimated fair value of the Company's financial instruments was as follows:

                                                         1994                    1995
                                                 --------------------    --------------------
                                                 CARRYING      FAIR      CARRYING      FAIR
                                                  VALUE       VALUE       VALUE       VALUE
                                                 --------    --------    --------    --------
                                                                (IN THOUSANDS)
        Marketable securities.................   $ 17,036    $ 17,036          --          --
        Long-term debt........................    469,535     467,983     457,086     461,434
        Redeemable preferred stock............    204,101     193,655     306,452     297,128
        Interest rate and currency swaps......         --       9,296          --       8,907

     The fair value of the interest rate and currency swaps is the estimated amount that the Company would receive or pay to terminate the agreements (note 7 and 12). The carrying value of all other financial instruments at December 31, 1994 and 1995 approximate their estimated fair values, except for investments in affiliates (note 3).

11. EMPLOYEE BENEFIT PLANS

  Defined Contribution Plans

     The Company sponsors six domestic defined contribution plans, one of which has provisions for Company matching contributions. Under the Company's matching program for the one plan, $185,000 and 225,000 was contributed for the nine months ended December 31, 1994 and the year ended December 31, 1995.

     The Telegraph sponsors a defined contribution plan, The Telegraph Staff Pension Plan, for the majority of its employees, as well as a defined contribution plan to provide pension benefits for senior executives. Contributions to each of the plans were as follows:

                                                               1993       1994       1995
                                                              ------     ------     ------
                                                                     (IN THOUSANDS)
        The Telegraph Staff Pension Plan...................   $4,436     $4,719     $6,970
        The Telegraph Executive Pension Scheme.............    1,025      1,267        805

     The Telegraph plans' assets consist principally of United Kingdom and overseas equities, unit trusts and bonds.

  Defined Benefit Plans

     The Company has six domestic single-employer defined benefit plans and contributes to various union-sponsored, collectively bargained domestic multi-employer pension plans which together cover certain employees of the Chicago Sun-Times and the Daily Southtown.The Company's contribution to these plans for the nine months ended December 31, 1994 and for the year ended December 31, 1995 were:

                                                           NINE MONTHS ENDED      YEAR ENDED
                                                             DECEMBER 31,        DECEMBER 31,
                                                                 1994                1995
                                                           -----------------     ------------
                                                                     (IN THOUSANDS)
        Single-employer plans...........................        $ 1,367             $2,467
        Multi-employer plans............................          1,343              1,900

     The Telegraph has a defined benefit plan, which was closed on July 1, 1991 and provides only benefits accrued up to that date. The liabilities of the scheme have been actuarially valued as at December 31, 1995. At that date the market value of the scheme's assets was $60,748,000, representing 101% of the estimated cost of purchasing the plan's benefits from an insurance company. The actuary assumed a discount rate of 7.68%.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Increases to pension payments are discretionary and are awarded by the trustees, with The Telegraph's consent, from surpluses arising in the fund from time to time. The Telegraph agreed to make ex gratia payment to pensioners equivalent to a 2.2% increase for the year commencing April 1, 1995. Contributions to the trust were $2,405,000, $751,000 and $2,480,000 for 1993, 1994 and 1995,
respectively.

     Pursuant to the West Ferry joint venture agreement, The Telegraph has a commitment to fund 50% of the obligation under West Ferry's defined benefit plan.

  Single-Employer Pension Plans

     The benefits under the Company's single-employer pension plans are based primarily on years of service and compensation levels. The Company funds the annual provision deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and corporate and government debt securities.

     Pension expense for the plans includes the following components:

                                                            1993        1994        1995
                                                           -------     -------     -------
                                                                   (IN THOUSANDS)
        Service cost -- benefits earned during the
          period........................................   $    --     $   947     $ 1,084
        Interest on projected benefit obligation........     4,358       7,084       8,819
        Expected return on assets.......................    (4,290)     (6,685)     (7,987)
        Net amortization and deferral...................      (449)       (283)       (139)
                                                           --------    --------    --------
        Net periodic pension expense....................   $  (381)    $ 1,063     $ 1,777
                                                           ========    =======     =======

     The funded status of the plans and the amounts recognized in the Company's consolidated financial statements are as follows:

                                                                  1994           1995
                                                                ---------      ---------
                                                                     (IN THOUSANDS)
        Actuarial present value of benefit obligations --
          vested benefit obligation..........................   $ (98,759)     $(108,772)
                                                                =========      =========
        Accumulated benefit obligation.......................   $(100,896)     $(111,376)
                                                                =========      =========
        Projected benefit obligation.........................   $ 103,640      $ 115,931
        Plan assets at fair value............................      92,866        103,518
                                                                ---------      ---------
        Projected benefit obligation in excess of plan
          assets.............................................     (10,774)       (12,413)
        Unrecognized net (gain)/loss.........................      (2,297)         1,894
                                                                ---------      ---------
        Accrued pension liability............................   $ (13,071)     $ (10,519)
                                                                =========      =========

     The projected benefit obligation related to the Company's domestic plans was determined using the following assumptions:

                                                                          1995      1994
                                                                          -----     -----
        Discount rate........................................              7.5%      9.0%
        Long-term rate of return on plan assets..............              9.0%      9.0%
        Compensation increase................................              3.0%      3.0%

     The assumptions used for The Telegraph's plan were as follows:

                                                                1995      1994      1993
                                                                -----     -----     -----
        Discount rate........................................   7.68%     8.25%     6.75%
        Long-term rate of return on plan assets..............   7.68%     8.25%     6.75%

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Multi-employer Pension Plans

     Certain U.S. employees are covered by union-sponsored multi-employer pension plans, all of which are defined benefit plans. Contributions are determined in accordance with the provisions of negotiated labor contracts and are generally based on the number of man hours worked. Pension expense for these plans was $1,343,000 for the nine months ended December 31, 1994 and $1,900,000 for the year ended December 31, 1995. The passage of the Multi-employer Pension Plan Amendments Acts of 1980 (the Act) may, under certain circumstances, cause the Company to become subject to liabilities in excess of the amounts provided for in the collective bargaining agreements. Generally, liabilities are contingent upon withdrawal or partial withdrawal from the plans. The Company has not undertaken to withdraw or partially withdraw from any of the plans as of December 31, 1995. Under the Act, withdrawal liabilities would be based upon the Company's proportional share of each plan's unfunded vested benefits. As of the date of the latest actuarial valuations, the Company's share of the unfunded vested liabilities of the plans was approximately $1,620,000.

12. REDEEMABLE PREFERRED STOCK

                                                                     1994         1995
                                                                   --------     --------
                                                                      (IN THOUSANDS)
        Preferred Stock of subsidiaries.........................   $123,135     $226,982
        Series A Preferred Stock of the Company.................     80,966       79,470
                                                                   --------     --------
                                                                   $204,101     $306,452
                                                                   ========     ========

     (a) During 1992 two wholly-owned United Kingdom subsidiaries of the Company issued preference shares as follows:

          (i) On May 19, 1992 FDTH issued 60 floating rate cumulative redeemable retractable preference shares, Series A, with a nominal value of Cdn.$500,000 per share and 60 floating rate cumulative redeemable retractable preference shares, Series B, with a nominal value of Cdn.$500,000 per share to certain Canadian financial institutions. Total gross proceeds of the issue were $50,276,000 (Cdn.$60,000,000). In December 1995 FDTH Series A and Series B preference shares with an aggregate redemption value of Cdn.$140,000,000 ($102,600,000) held by DTH were transferred to Argsub (note 4). Cumulative preferential cash dividends are payable quarterly in arrears at a rate per annum approximately equal to 2% plus 60% of the Canadian bankers' acceptance rate, compounded monthly. The Series A and Series B preference shares are redeemable and retractable on each five-year anniversary of their date of issue and on the occurrence of certain events. Hollinger Inc. has indemnified the holders of the preference shares and agreed to purchase these preference shares if FDTH fails to pay the full amount of the dividends, retraction price or redemption price on such shares on the date fixed for repayment thereof. Hollinger Inc. and FDTH have also agreed to indemnify the holders of the preference shares on an after-tax basis for any reduction in income tax credits or any additional income tax liabilities related to the dividend on these preference shares. During 1993 a reduction in income tax credits in the United Kingdom resulted in FDTH increasing the dividend under the indemnity. The actual dividend paid in 1995 on the Series A and Series B preference shares, including the dividend under the indemnity, was at a combined rate of 6.6% per annum.

          DTH issued 2,540,000 cumulative redeemable preference shares, Series 1 at a price of Cdn.$25 per share and 1,100,000 cumulative redeemable preference shares, Series 2, at a price of $25 per share. The total gross proceeds were $53,209,000 (Cdn.$63,500,000) for Series 1 and $27,500,000
     for Series 2. Dividends are payable quarterly. The dividend rates for Series 1 and Series 2 preference shares are 7.748% and 6.829% respectively until June 9, 1997 when the dividend rates will be determined for successive five-year periods by formula. The shares are redeemable at any time by the holders of the shares at an amount determined by reference to a formula and on June 27, 1997 and each successive five-

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     year anniversary date at a price per share of Cdn.$24.92 for the Series 1 preference shares and $24.88 for the Series 2 preference shares. Hollinger Inc. and DTH have agreed to indemnify the holders of the preference shares on an after-tax basis for any reductions in income tax credits or additional income tax liabilities related to the dividends on these preference shares. Hollinger Inc. has also agreed to purchase the issued preference shares of DTH if certain restrictive covenants are not met, one of which is the Company's requirement to own at least 51% of the outstanding voting shares of the Telegraph. During 1993 a reduction in income tax credits in the United Kingdom resulted in DTH increasing the dividend under the indemnity. The actual dividend paid in 1995, including the dividend under the indemnity, was at a rate of 8.6% per annum in respect of the Series 1 preference shares and 7.6% per annum in respect of the Series 2 preference shares.

          In connection with the Reorganization, Hollinger Inc. and the Company entered into an agreement which provides that if Hollinger Inc. is required to indemnify the holders of the preference shares or purchase the preference shares in the event that either DTH or FDTH fails to pay the full amount of the dividends or redemption price on such shares and in certain other events, then the Company agrees to purchase any preference shares so purchased by Hollinger Inc. at the same price Hollinger Inc. paid (subject to certain exceptions) and to indemnify Hollinger Inc. for any tax indemnification payments it was required to make.

          (ii) In 1992, Hollinger Inc. entered into interest rate swap and currency swap arrangements until June 30, 1997 to effectively convert substantially all of the DTH Series 1 and Series 2 preference dividends to U.S. dollar variable rate dividends and to convert Cdn.$60,000,000 of the capital amount of the DTH Series 1 preference shares to $50,300,000. In connection with the Reorganization, the Company entered into interest rate and currency exchange arrangements with Hollinger Inc. that are intended to permit the Company to receive benefits that correspond to those obtained by Hollinger Inc. under these swap arrangements. As a result of these swap arrangements and the indemnities referred to above, the effective dividend cost using December 31, 1995 rates was 6.6% and 5.8% in 1994 and 1995, respectively, for the Series 1 shares and was 7.0% and 6.3% for 1994 and 1995, respectively, for the Series 2 shares. The quarterly differential to be paid or received under the interest rate swaps is treated as an adjustment to the underlying dividends which are disclosed as minority interest.

          The carrying value of the redeemable preference shares of DTH and FDTH reflect exchange rates in effect at the year end date.

     (b) The Company is authorized to issue 20,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights.

     Pursuant to the Reorganization, on October 13, 1995, the Company issued 739,500 shares of Series A Preferred Stock to Hollinger Inc. as partial consideration for all of the ordinary shares of DTH. As described in note 1, the consolidated financial statements have been restated for all periods presented to include the accounts of DTH on an "as-if" pooling-of-interests basis and to reflect the issuance of the Series A Preferred Stock as partial consideration. The value ascribed to the Series A Preferred Stock at December 31, 1994 and December 31, 1995 is the redemption value of the shares expressed in U.S. dollars based on actual rates of exchange on October 13, 1995 and December 29, 1995.

     The Series A Preferred Stock is non-voting and is entitled to receive cumulative cash dividends, payable quarterly. The amount of each dividend per share will be equal to the aggregate amount of ordinary course cash dividends paid during the preceding calendar quarter on one-half of the Southam shares held indirectly by the Company, divided by 739,500.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Series A Preferred Stock is redeemable in whole or in part, at any time by the Company or a holder of such shares, subject to restrictions in the Company's credit facilities. In addition, the Company is not obligated to redeem the Series A Preferred Stock held by Hollinger Inc. in the event that clear legal title to the shares of HTH previously transferred by Hollinger Inc. to FDTH is not delivered to FDTH on or prior to April 1, 1999. The redemption price per share will be Cdn.$146.63 ($107.47 based on December 29, 1995 exchange rates) plus accrued dividends.

     A holder of shares of this Series may convert such shares at any time into shares of Class A Common Stock of the Company. The conversion price will initially be $14.00 per share of Class A Common Stock, subject to adjustment upon the occurrence of certain events.

13. STOCKHOLDERS' EQUITY

     On October 13, 1995, pursuant to the Reorganization, the Company's authorized capital stock was increased from 50,000,000 shares of Class A Common Stock to 250,000,000 and the Company issued to Hollinger Inc. 33,610,754 shares of Class A Common Stock with a par value of $0.01 per share, 739,500 shares of Series A Preferred Stock with an aggregate redemption value of Cdn.$108,429,000 ($79,470,000 as at December 29, 1995), and was obligated to pay Hollinger Inc. $13,832,000 in cash as consideration for all of the ordinary shares of DTH. An adjustment of $95,134,000 was made to paid-in capital which represents the excess of the values assigned to the Class A Common Stock and Series A Preferred Stock issued net of the $13,832,000 due Hollinger Inc. over Hollinger Inc.'s historical carrying value of its investment in DTH, being nil. As described in note 1, the consolidated financial statements have been restated for all periods presented to include the accounts of DTH on an "as-if" pooling-of-interests basis and to reflect the issuance of the Class A Common Stock as partial consideration. Accordingly, stockholders' equity reflects 41,965,754 shares outstanding at December 31, 1994 and 1995.

     During May 1994, the Company issued 8,355,000 shares of Class A Common Stock through a public offering, resulting in proceeds, after deducting applicable expenses, of $98,622,000 (the Offering). The proceeds were used to repay outstanding short-term bank indebtedness of $50,000,000 and to repay $48,622,000 of intercompany indebtedness owed to Hollinger Inc. incurred in connection with the acquisition of the Chicago Sun-Times.

     Concurrent with the Offering, the Company effected a recapitalization and issued 14,990,000 of the 50,000,000 authorized shares of Class B Common Stock to Hollinger Inc. in consideration for (i) the conversion of $44,500,000 in intercompany indebtedness owed by the Company to Hollinger Inc., (ii) the conversion of the Company's common stock already held by Hollinger Inc. and
(iii) the transfer of Hollinger Inc.'s 99.3% interest in Jerusalem Post to the Company.

     Class A Common Stock and Class B Common Stock have identical rights with respect to cash dividends and in any sale or liquidation, but different voting rights. The Class A Common Stock is entitled to one vote per share, while the Class B Common Stock is entitled to ten votes per share, on all matters, including the election of directors, where the two classes vote together as a single class.

     Class B Common Stock is convertible at any time at the option of Hollinger Inc. into Class A Common Stock on a share-for-share basis and is transferable by Hollinger Inc. under certain conditions.

     A significant portion of the Company's operating income and net earnings is derived from foreign subsidiaries and affiliated companies. As an international holding company, the Company's ability to meet its financial obligations is dependent upon the availability of cash flows from foreign subsidiaries and affiliated companies (subject to applicable withholding taxes) through dividends, intercompany advances, management fees and other payments. The Company's subsidiaries and affiliated companies are under no obligation to pay dividends. The deemed dividend to Hollinger Inc. represents net distributions to Hollinger Inc. by DTH and its subsidiaries.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. OTHER INCOME

                                                             1993       1994       1995
                                                            -------    -------    -------
                                                                   (IN THOUSANDS)
        Gain on sale of The Telegraph shares (note 2)....   $ 7,328    $80,592    $    --
        Gain on dilution of Fairfax interest (note 3)....     3,609         --         --
        Gain on sale of marketable securities............    17,601         --     11,968
        Other............................................       575        228      2,730
                                                            -------    -------    -------
                                                            $29,113    $80,820    $14,698
                                                            =======    =======    =======

15. MINORITY INTEREST

     Minority interest in the consolidated statements of operations is comprised of the following:

                                                             1993       1994       1995
                                                            -------    -------    -------
                                                                   (IN THOUSANDS)
        Minority interest in The Telegraph earnings......   $20,047    $15,354    $13,359
        Dividends on FDTH and DTH redeemable preferred
          stock, net of related interest rate swap
          adjustments....................................     5,428      6,055      9,278
                                                            -------    -------    -------
                                                            $25,475    $21,409    $22,637
                                                            =======    =======    =======

16. STOCK OPTION PLAN

     During May 1994, the Company adopted the Hollinger International Inc. 1994 Stock Option Plan (the Plan). The Plan provides for the issuance of up to 1,337,400 shares of Class A Common Stock in connection with stock options granted under such plan. The Plan authorizes the grant of incentive stock options and nonqualified stock options.

     The exercise price for incentive stock options must be at least equal to 100% of the fair market value of the Class A Common Stock on the date of grant of such option (110% in the case of an incentive stock option granted to a plan participant who owns 10% or more of the voting power of all classes of stock of the Company or its parent or subsidiary corporations). The exercise price for nonqualified stock options must be at least equal to the average fair market value of Class A Common Stock during the ten trading days ending on the third trading day prior to the date of grant.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Plan is administered by a committee of the Board of Directors. The Committee has the authority to determine the employees to whom awards will be made, the amount and type of awards, and the other terms and conditions of the awards.

                                                                             NUMBER OF
                                                                               SHARES
                                                                             ----------
        Balance at December 31, 1993......................................           --
        Options granted...................................................      505,500
                                                                             ----------
        Options outstanding at December 31, 1994..........................      505,500
        Options granted...................................................      355,000
        Options canceled..................................................      (29,000)
                                                                             ----------
        Options outstanding at December 31, 1995..........................      831,500
                                                                              =========
        Shares available for grant at December 31,
          1994............................................................      831,900
          1995............................................................      505,900
                                                                              =========
          Options exercisable at December 31, 1995........................      119,125
                                                                              =========

     The shares have been granted at exercise prices between $12.40 and $13.00.

     The Telegraph has several option plans under which options have been granted to executives and certain employees. At December 31, 1995 options for 5,465,000 ordinary shares had been granted with 1,088,749 options exercisable at December 31, 1995. Total ordinary shares outstanding at December 31, 1995 were 136,250,000.

17. COMMITMENTS AND CONTINGENCIES

     (a) The Telegraph has guaranteed the joint venture partners' share of leasing obligations to third parties of the printing joint ventures which amounted to $44,236,000 (L28,484,000) at December 31, 1995. These obligations are also guaranteed jointly and severally by each joint venture partner.

     (b) In connection with the Company's insurance program, letters of credit are required to support certain projected workers' compensation obligations. At December 31, 1995, letters of credit in the amount of $2,488,000 were outstanding.

     (c) See note 12 for the Company's indemnity to the holders of preference shares of FDTH and DTH.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENT INFORMATION

     The Company operates principally in the business of publishing, printing and distribution of newspapers and magazines and holds investments principally in companies which operate in the same business as the Company. The following is a summary of the geographic segments of the Company:

                                                           YEAR ENDED DECEMBER 31, 1993
                                               -----------------------------------------------------
                                                                  (IN THOUSANDS)
                                                                UNITED        UNITED         OTHER
                                                 TOTAL          STATES       KINGDOM       COUNTRIES
                                               ----------      --------      --------      ---------
Operating revenues to unaffiliated
  customers...............................     $  569,601      $166,480      $384,558       $18,563
                                               ==========      ========      ========       =======
Operating costs...........................     $  477,738      $147,898      $313,247       $16,593
General corporate expenses................          4,069         2,093         1,586           390
                                               ----------      --------      --------       -------
Total operating costs and expenses........     $  481,807      $149,991      $314,833       $16,983
                                               ==========      ========      ========       =======
Operating income..........................     $   87,794      $ 16,489      $ 69,725       $ 1,580
                                               ==========      ========      ========       =======
Equity in earnings of affiliates..........     $   13,476            --            --       $13,476
                                               ==========      ========      ========       =======
Identifiable assets.......................     $  626,273      $311,435      $276,722       $38,116
Investments in affiliates.................        407,882            --       407,882            --
                                               ----------      --------      --------       -------
Total assets..............................     $1,034,155      $311,435      $684,604       $38,116
                                               ==========      ========      ========       =======

                                                           YEAR ENDED DECEMBER 31, 1994
                                               -----------------------------------------------------
                                                                  (IN THOUSANDS)
                                                                UNITED        UNITED         OTHER
                                                 TOTAL          STATES       KINGDOM       COUNTRIES
                                               ----------      --------      --------      ---------
Operating revenues to unaffiliated
  customers...............................     $  808,837      $403,357      $386,243       $19,237
                                               ==========      ========      ========       =======
Operating costs...........................     $  733,397      $362,390      $353,924       $17,083
General corporate expenses................          4,911         3,155         1,356           400
                                               ----------      --------      --------       -------
Total operating costs and expenses........     $  738,308      $365,545      $355,280       $17,483
                                               ==========      ========      ========       =======
Operating income..........................     $   70,529      $ 37,812      $ 30,963       $ 1,754
                                               ==========      ========      ========       =======
Equity in earnings of affiliates..........     $   35,659            --            --       $35,659
                                               ==========      ========      ========       =======
Identifiable assets.......................     $1,002,263      $596,270      $366,143       $39,850
Investments in affiliates.................        461,492            --       461,492            --
                                               ----------      --------      --------       -------
Total assets..............................     $1,463,755      $596,270      $827,635       $39,850
                                               ==========      ========      ========       =======

                                                          YEAR ENDED DECEMBER 31, 1995
                                              -----------------------------------------------------
                                                                 (IN THOUSANDS)
                                                               UNITED        UNITED         OTHER
                                                TOTAL          STATES       KINGDOM       COUNTRIES
                                              ----------      --------      --------      ---------
Operating revenues to unaffiliated
  customers..............................     $  964,967      $538,018      $405,037       $21,912
                                              ==========      ========      ========       =======
Operating costs..........................     $  903,874      $503,530      $380,214       $20,130
General corporate expenses...............          5,605         3,714         1,491           400
                                              ----------      --------      --------       -------
Total operating costs and expenses.......     $  909,479      $507,244      $381,705       $20,530
                                              ==========      ========      ========       =======
Operating income.........................     $   55,488      $ 30,774      $ 23,332       $ 1,382
                                              ==========      ========      ========       =======
Equity in earnings of affiliates.........     $   16,449            --            --       $16,449
                                              ==========      ========      ========       =======
Identifiable assets......................     $1,106,578      $722,978      $361,527       $22,073
Investments in affiliates................        463,527            --       463,527            --
                                              ----------      --------      --------       -------
Total assets.............................     $1,570,105      $722,978      $825,054       $22,073
                                              ==========      ========      ========       =======

     The "Other Countries" geographic segment includes operations in Australia, Canada and Israel.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RELATED PARTY TRANSACTIONS

     On July 27, 1995, under the terms of the Reorganization, FDTH paid to Hollinger Inc. cash of L46,000,000 ($73,437,000) as partial consideration for its direct and indirect interest in Southam. As described in note 1, the consolidated financial statements for all periods are presented to include this acquisition by FDTH on an "as-if" pooling-of-interests basis. Accordingly, the cash consideration paid of $73,437,000 on July 27, 1995 is reflected as an amount due to Hollinger Inc. as of December 31, 1994. The excess of Hollinger Inc.'s historical equity carrying value of its investment in Southam (net of accumulated earnings in respect of the investment) over the cash consideration paid is reflected as an increase in paid-in capital.

     In addition, the Company is obligated to pay Hollinger Inc. $13,832,000 as a combined DTH/FDTH working capital adjustment under the terms of the Reorganization. As described in note 1, the consolidated financial statements for all periods are presented to include the acquisition of DTH on an "as-if" pooling-of-interests basis. Accordingly, this additional purchase consideration has been reflected as an amount due to Hollinger Inc. as of December 31, 1994. Approximately $6,000,000 of this amount was paid to Hollinger Inc. in December 1995. The remaining amount payable is reflected as an amount due to Hollinger Inc. as of December 31, 1995.

     As of December 31, 1995, the Company is obligated to pay $3,500,000 to Hollinger Inc. for expenses incurred by Hollinger Inc. in connection with the Reorganization.

     Other than the amounts due to Hollinger Inc. with respect to the Reorganization, all other amounts due to Hollinger Inc. represent cash advances and management and administrative expenses billed by Hollinger Inc. and a corporate affiliate of Hollinger Inc. Hollinger Inc. and its affiliate billed the Company for allocable expenses amounting to $4,069,000, $4,911,000 and $5,605,000 for 1993, 1994 and 1995, respectively.

20. SUBSEQUENT EVENTS

     On February 7, 1996, the Company completed the public sale of 14,000,000 shares of Class A Common Stock, at $9.25 per share, and $250,000,000 principal amount of 9.25% Senior Subordinated Notes due February 1, 2006, at par. Net proceeds of $365,770,000 were used to repay short-term bank loans of $130,000,000 due September 6, 1996 (see note 6) and long-term bank loans, due 1996-2001, of $160,000,000 (see note 7). The Company also repaid short-term debt due to Hollinger Inc. of $20,843,000. The Company expensed the related unamortized deferred financing fees of approximately $3,600,000 upon repayment of the short-term and long-term debt.

     The remaining proceeds of approximately $49,000,000 (after paying accrued interest and costs associated with the offering) and a new bank loan facility of $100,000,000 are available to meet Company's future operating requirements.

     On February 19, 1996, the underwriters exercised in full, their option, to purchase 2,100,000 additional Class A Common Shares at the initial per share price to the public. The proceeds of $18,858,000, net of underwriting discount, are available to meet the Company's future operating requirements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUMMARIZED FINANCIAL INFORMATION

     Summarized balance sheet and income statement data for Hollinger International Publishing Inc. is as follows:

                                                               1993         1994          1995
                                                             --------     ---------     ---------
                                                                       (IN THOUSANDS)
Balance Sheet Data:
Current assets............................................   $125,785       253,568       197,567
Total assets..............................................   1,034,155    1,463,755     1,569,292
Current liabilities.......................................     97,309       250,357       263,929
Total liabilities.........................................    549,086       832,835       813,299
Minority interest.........................................     79,290       109,518        97,297
Redeemable preferred stock................................    125,880       123,135       226,982
Stockholders' equity......................................    279,899       398,267       431,714
Income Statement Data:
Operating revenues........................................    569,901       808,837       964,967
Operating income..........................................     87,794        70,529        55,488
Net earnings..............................................     25,789       102,772        10,014
                                                             --------     ---------     ---------

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial data for the years ended December 31, 1994 and 1995 are as follows:

                                                                        1994
                                                  ------------------------------------------------
                                                   FIRST        SECOND       THIRD        FOURTH
                                                  QUARTER      QUARTER      QUARTER       QUARTER
                                                  --------     --------     --------     ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues.............................   $151,501     $289,908     $137,556     $229,872
Operating income...............................     30,873       17,945        3,698       18,013
Gain on sale of The Telegraph shares...........         --       80,592           --           --
Net earnings...................................     12,371       73,033        2,846       14,522
Net earnings per common share..................       0.25         1.37         0.05         0.25
Weighted average common shares outstanding.....     48,601       53,283       56,956       56,956
                                                  --------     --------     --------     --------

                                                                        1995
                                                  -----------------------------------------------
                                                   FIRST        SECOND       THIRD        FOURTH
                                                  QUARTER      QUARTER      QUARTER       QUARTER
                                                  --------     --------     --------     --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues.............................   $214,438     $205,666     $229,623     $315,240
Operating income...............................     15,454       15,488        7,462       17,084
Gain on sale of The Telegraph shares...........     11,968           --           --           --
Net earnings (loss)............................      7,741        4,301        1,493       (7,333)
Net earnings (loss) per common share...........       0.14         0.07         0.03        (0.13)
Weighted average common shares outstanding.....     56,956       56,956       56,956       56,956

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 31, 1996
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                                                                   MARCH 31,
                                                                                      1996
                                                                                   ----------
                                     ASSETS
Current assets:
     Cash and cash equivalents..................................................   $   92,684
     Accounts receivable, net...................................................      140,633
     Inventories................................................................       23,164
     Other current assets.......................................................       13,618
                                                                                   ----------
          Total current assets..................................................      270,099
Property, plant, and equipment, net.............................................      189,461
Intangible assets, net..........................................................      526,972
Investments in affiliates.......................................................      478,566
Other assets....................................................................      187,504
                                                                                   ----------
                                                                                   $1,652,602
                                                                                   ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Bank loans.................................................................   $    9,157
     Current installments of long-term debt.....................................       55,154
     Accounts payable...........................................................       36,576
     Accrued expenses...........................................................       64,758
     Deferred revenue...........................................................       24,489
     Income taxes payable.......................................................        7,128
     Due to Hollinger Inc.......................................................        4,074
                                                                                   ----------
          Total current liabilities.............................................      201,336
Long-term debt, less current installments.......................................      509,857
Deferred income taxes...........................................................       73,430
Other liabilities...............................................................       29,153
                                                                                   ----------
          Total liabilities.....................................................      813,776
Minority interest...............................................................       97,738
Redeemable preferred stock......................................................      306,608
Stockholders' Equity............................................................      434,480
                                                                                   ----------
                                                                                   $1,652,602
                                                                                   ==========

     The accompanying notes are an integral part of these condensed consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

          FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND MARCH 31, 1996
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                        ----------------------
                                                                          1995          1996
                                                                        --------      --------
Operating revenues:
     Advertising.....................................................   $151,621      $160,357
     Circulation.....................................................     59,466        76,049
     Job printing....................................................     11,563        12,621
     Other...........................................................      4,106         4,866
                                                                        --------      --------
          Total operating revenues...................................    226,756       253,893
                                                                        --------      --------
Operating costs and expenses:
     Operating costs.................................................    176,092       202,803
     General and administrative......................................     20,991        24,436
     Depreciation and amortization...................................     12,603        12,841
     Allocable expenses from Hollinger Inc...........................      1,537         1,940
                                                                        --------      --------
          Total operating costs and expenses.........................    211,223       242,020
                                                                        --------      --------
Operating income.....................................................     15,533        11,873
                                                                        --------      --------
Other income (expense):
     Interest expense, net...........................................    (10,761)      (12,564)
     Equity in earnings of affiliates................................      5,728         3,407
     Non-operating income............................................     12,499         2,501
                                                                        --------      --------
          Total other income (expense)...............................      7,466        (6,656)
                                                                        --------      --------
Earnings before income taxes, minority interest,
  and extraordinary item.............................................     22,999         5,217
Income taxes.........................................................      7,314         1,700
                                                                        --------      --------
Earnings before minority interest and extraordinary item.............     15,685         3,517
Minority interest....................................................      7,944         5,421
                                                                        --------      --------
Earnings (loss) before extraordinary item............................      7,741        (1,904)
Extraordinary loss on debt extinguishments...........................         --        (2,150)
                                                                        --------      --------
Net earnings (loss)..................................................   $  7,741      $ (4,054)
                                                                        ========      ========
Earnings (loss) per common share:
     Earnings (loss) before extraordinary item.......................   $   0.14      $  (0.03)
     Extraordinary loss on debt extinguishments......................         --         (0.03)
                                                                        --------      --------
Net earnings (loss) per common share.................................   $   0.14      $  (0.06)
                                                                        ========      ========
Weighted average common shares outstanding...........................     56,956        66,056
                                                                        ========      ========

     The accompanying notes are an integral part of these condensed consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND MARCH 31, 1996
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31
                                                                        ----------------------
                                                                          1995          1996
                                                                        --------      --------
Cash flows from operating activities:
     Net earnings (loss).............................................   $  7,741      $ (4,054)
     Items not involving cash:
          Depreciation and amortization..............................     12,682        12,841
          Equity in earnings of affiliates...........................     (5,427)       (2,896)
          Minority interest..........................................      7,944         5,421
          Gain on sale of investment.................................    (11,968)           --
          Other non-cash items.......................................      4,495         2,316
     Changes in working capital, net.................................    (28,906)        2,086
                                                                        --------      --------
          Cash provided by (used in) operating activities............    (13,439)       15,714
                                                                        --------      --------
Cash flows from investing activities:
     Capital expenditures............................................     (5,764)       (4,051)
     Proceeds from sales of assets...................................        163         2,484
     Acquisitions, net...............................................         --        (5,071)
     Collections on long-term receivable.............................      2,566         2,568
     Other...........................................................      1,400         1,196
                                                                        --------      --------
          Cash used in investing activities..........................     (1,635)       (2,874)
                                                                        --------      --------
Cash flows from financing activities:
     Changes in debt.................................................    (10,325)      (70,806)
     Changes in borrowings from Hollinger Inc........................    (72,811)        4,395
     Net proceeds from issuance of Class A common stock..............         --       141,511
     Dividends to minority interests.................................     (2,116)       (3,207)
     Cash dividends paid.............................................       (584)       (7,852)
     Other...........................................................        406        (7,942)
                                                                        --------      --------
          Cash provided by (used in) financing activities............    (85,430)       56,099
                                                                        --------      --------
Effect of exchange rate changes on cash..............................      2,948           (65)
                                                                        --------      --------
Net increase (decrease) in cash......................................    (97,556)       68,874
Cash and cash equivalents at beginning of period.....................    117,425        23,810
                                                                        --------      --------
Cash and cash equivalents at end of period...........................   $ 19,869      $ 92,684
                                                                        ========      ========

     The accompanying notes are an integral part of these condensed consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     These unaudited Condensed Consolidated Financial Statements of Hollinger International Inc. (the "Company") have been prepared pursuant to the Securities and Exchange Commission ("SEC") rules and regulations and should be read in conjunction with the Consolidated Financial Statements and Notes thereto for the three years ended December 31, 1995, included elsewhere in this Prospectus. The accompanying Condensed Consolidated Financial Statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements. In the opinion of management, all such adjustments are of a normal and recurring nature. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the fiscal year.

2. PRINCIPLES OF CONSOLIDATION AND PRESENTATION

     The Company is a subsidiary of Hollinger Inc., a Canadian Corporation, which owns approximately 66.5% of the combined equity ownership interest and approximately 88.2% of the combined voting power of the outstanding Common Stock of the Company.

     These unaudited condensed consolidated financial statements present the accounts of Hollinger International Inc. and its subsidiaries (the "Company"). The Company's principal operating subsidiaries are the Chicago Sun-Times, Inc. and subsidiaries ("CST"); American Publishing Company and subsidiaries ("APC"); and The Telegraph plc and subsidiaries ("Telegraph"). The Company's principal operating affiliates (accounted for on the equity method) are John Fairfax Holdings Limited and subsidiaries ("Fairfax") and Southam Inc. and subsidiaries ("Southam"). The Company's other significant subsidiaries are Hollinger International Publishing Inc. ("Publishing"); the Sun-Times Company ("STC"); DT Holdings Limited ("DTH"); and First DT Holdings Limited ("FDTH"). "Jerusalem Post" refers to the subsidiaries of the Company which publish THE JERUSALEM POST.

     All significant intercompany balances and transactions have been eliminated. Prior period amounts include all reclassifications necessary to conform to current presentations.

3. SALE OF SUBORDINATED NOTES AND COMMON STOCK

     During the first quarter of 1996, the Company sold $250.0 million principal amount of 9.25% Senior Subordinated Notes, through Publishing, and 16.1 million shares of Class A Common Stock at $9.25 per share. The combined net proceeds of these sales were $384.6 million. This was used to repay $130.0 million of short-term bank debt, $160.0 million of long-term bank debt, and $20.8 million of short-term debt due to Hollinger Inc., plus accrued interest in each case. The remaining proceeds were added to the Company's cash and cash equivalents for use in general corporate purposes.

4. EXTRAORDINARY ITEM

     The extinguishment of three credit facilities prior to their expiration dates required the recognition of a loss on extinguishment of debt of $3.5 million before tax benefits of $1.3 million. The loss represents the write-off of unamortized deferred financing fees.

5. SUBSEQUENT EVENTS

     On April 24, 1996, the Company announced a proposal to acquire all of the outstanding ordinary shares of Telegraph not presently controlled by the Company for 560p ($8.46) per share, plus a special cash dividend of 10p ($0.15) per share and a contingent cash payment if Telegraph's 24.7% interest in Fairfax is sold in the next two years at a price (net of any tax incurred in the disposal or distribution of disposal proceeds) in excess of $3.00(Australian) per share. The per share amount of any such additional cash payment will be paid pro rata to minority shareholders of the Telegraph. The acquisition would take place via a "scheme of arrangement" under Section 425 of the English Companies Act of 1985 ("Plan") and will require the approval of a majority in number, representing three-fourths in value, of the relevant minority holders of Telegraph shares present and voting at meetings of Telegraph's shareholders, as well as approval of an English court.

The total consideration payable by the Company (including the special dividend to be paid to the holders of Telegraph minority shares and the net amount payable in respect of outstanding Telegraph options but not the contingent payment related to Fairfax) is estimated at approximately $453 million, based on recent exchange rates.

     The Company has received commitments for bank credit facilities and bridge financing from certain financial institutions for short-term bank credit facilities and bridge financing in the aggregate amount of approximately $600 million to provide the necessary financing for the transaction. In addition, the Company is considering raising up to $150 million in equity financing, subject to market conditions, which may be used to reduce or repay indebtedness to be incurred in connection with the Plan. Consummation of the Plan is not conditioned upon any such equity financing.

     On April 30, 1996, the Company concluded a strategic trade of several newspapers with Garden State Newspapers, Inc. The Company acquired the Tribune-Democrat in Johnstown, Pennsylvania, with a daily circulation of 46,000, in exchange for six smaller daily newspapers, several weekly newspapers and approximately $31.0 million in cash, subject to certain adjustments.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The following pro forma condensed consolidated financial statements give effect to (i) the acquisition by FDTH of the Telegraph Minority Shares and related borrowings, (ii) the acquisition of the Power Shares and related bank borrowings by the Company, and (iii) adjustments to reflect (a) the Offering and the concurrent PRIDES Offering and the application of total net proceeds therefrom (estimated to be $239.5 million, assuming that the underwriters for the Offering do not exercise their over-allotment options) as described under "Use of Proceeds" and (b) the repayment of Telegraph bank indebtedness. The pro forma condensed consolidated balance sheet at March 31, 1996 assumes such transactions occurred on March 31, 1996. The pro forma condensed consolidated statements of operations for the three months ended March 31, 1996 and the year ended December 31, 1995 assume such transactions occurred on January 1, 1995. The pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have occurred if the transactions had been completed on the assumed dates nor are the statements indicative of future financial position or results of operations. These pro forma condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements of the Company and the information under "Selected Consolidated Historical Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock," "Description of Certain Indebtedness and Other Obligations" and "Description of PRIDES Offering," included elsewhere in this Prospectus.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                                             PRO FORMA
                                                        HOLLINGER           ADJUSTMENTS
                                                      INTERNATIONAL    ---------------------
                                                          INC.          DEBIT        CREDIT        PRO FORMA
                                                      -------------    --------     --------       ----------
Current assets:
  Cash and cash equivalents........................     $    92,684      55,581(d)     9,000(l)    $  139,265
  Accounts receivable, net.........................         140,633                                   140,633
  Inventories......................................          23,164                                    23,164
  Other current assets.............................          13,618                                    13,618
                                                         ----------                                ----------
    Total current assets...........................         270,099                                   316,680
  Investments in affiliates, at equity.............         478,566     214,747(a)                    755,003
                                                                         61,690(b)
  Property, plant and equipment, net...............         189,461                                   189,461
  Intangible assets, net...........................         526,972     293,979(b)                    820,951
  Other assets.....................................         187,504       3,300(c)                    199,804
                                                                          9,000(d)
                                                        -----------                                ----------
                                                        $ 1,652,602                                $2,281,899
                                                        ===========                                ==========
Current liabilities:
  Bank indebtedness................................     $     9,157       9,157(e)   214,747(a)    $  635,047
                                                                                       3,300(c)
                                                                        183,919(f)
                                                                                     453,407(b)
                                                                                     147,512(e)
  Current installments of long-term debt...........          55,154      35,271(e)                     19,883
  Accounts payable.................................          36,576                                    36,576
  Accrued expenses.................................          64,758                                    64,758
  Income taxes payable.............................           7,128                                     7,128
  Deferred revenue.................................          24,489                                    24,489
  Due to Hollinger Inc.............................           4,074                                     4,074
                                                        -----------                                ----------
    Total current liabilities......................         201,336                                   791,955
Long-term debt, less current installments..........         509,857     103,084(e)                    406,773
Deferred income taxes..............................          73,430                                    73,430
Other liabilities..................................          29,153                                    29,153
                                                        -----------                                ----------
Total liabilities..................................         813,776                                 1,301,311
                                                        -----------                                ----------
Minority interest..................................          97,738      97,738(b)                         --
                                                        -----------                                ----------
Redeemable preference shares of DTH and FDTH.......         227,083                                   227,083
                                                        -----------                                ----------
Series A Redeemable Stock..........................          79,525                                    79,525
                                                        -----------                                ----------
Stockholders' equity:
  Convertible preferred stock......................                                  145,000(g)       145,000
  Common stock.....................................             730                      100(g)           830
  Additional paid-in capital.......................         303,960                   94,400(g)       398,360
  Other equity.....................................           5,373                                     5,373
  Retained earnings................................         124,417                                   124,417
                                                        -----------                                ----------
    Total stockholders' equity.....................         434,480                                   673,980
                                                        -----------                                ----------
                                                        $ 1,652,602                                $2,281,899
                                                        ===========                                ==========


              The accompanying notes are an integral part of these
             pro forma condensed consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


                                                                          PRO FORMA
                                                       HOLLINGER         ADJUSTMENTS
                                                     INTERNATIONAL    ------------------
                                                         INC.         DEBIT       CREDIT      PRO FORMA
                                                     -------------    ------      ------      ---------
Operating revenues................................      $253,893                               $253,893
Operating costs and expenses......................       229,179                                229,179
Depreciation and amortization.....................        12,841       1,837(h)                  14,678
                                                        --------                               --------
Operating income..................................        11,873                                 10,036
Other income (expense):
  Interest expense, net...........................       (12,564)      8,966(i)                 (25,346)
                                                                       3,816(j)
  Equity in earnings of affiliates................         3,407         386(h)                   2,517(m)
                                                                         504(k)
  Other income, net...............................         2,501                                  2,501
                                                        --------                               --------
Earnings (loss) before income taxes, minority
  interest and extraordinary item.................         5,217                                (10,292)
Income taxes (benefit)............................         1,700                   4,764(l)      (3,064)
                                                        --------                               --------
Earnings (loss) before minority interest and
  extraordinary item..............................         3,517                                 (7,228)
Minority interest.................................         5,421                   2,214(m)       3,207
                                                        --------                               --------
Loss before extraordinary item....................        (1,904)                               (10,435)
Extraordinary loss on debt extinguishments........        (2,150)                                (2,150)
                                                        --------                               --------
Net loss..........................................      $ (4,054)                              $(12,585)
                                                        ========                               ========
Loss per common share:
  Loss before extraordinary item..................      $  (0.03)                              $  (0.14)
  Extraordinary loss on debt extinguishments......      $  (0.03)                              $  (0.03)
                                                        --------                               --------
Net loss per common share.........................      $  (0.06)                              $  (0.17)
                                                        ========                               ========
Weighted average common shares outstanding........        66,056                                 76,056
                                                        ========                               ========


              The accompanying notes are an integral part of these
             pro forma condensed consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


                                                                          PRO FORMA
                                                       HOLLINGER         ADJUSTMENTS
                                                     INTERNATIONAL    ------------------
                                                         INC.         DEBIT       CREDIT      PRO FORMA
                                                     -------------    ------      ------      ---------
Operating revenues................................      $964,967                              $ 964,967
Operating costs and expenses......................       857,091                                857,091
Depreciation and amortization.....................        52,388       7,349(h)                  59,737
                                                        --------                               --------
Operating income..................................        55,488                                 48,139
Other income (expense):
  Interest expense................................       (43,189)     35,862(i)                (106,614)
                                                                      15,263(g)
                                                                       3,300(c)
                                                                       9,000(d)
  Equity in earnings of affiliates................        16,449       1,542(h)                   2,901(n)
                                                                      12,006(k)
  Interest and dividend income....................         4,590                                  4,590
  Foreign currency losses, net....................        (1,089)                                (1,089)
  Other income, net...............................        14,698                                 14,698
                                                        --------                               --------
Earnings (loss) before income taxes and minority
  interest........................................        46,947                                (37,375)
Income taxes (benefit)............................        18,108                  24,098(l)      (5,990)
                                                        --------                               --------
Earnings (loss) before minority interest..........        28,839                                (31,385)
Minority interest.................................        22,637                  13,256(m)       9,381
                                                        --------                               --------
Net earnings (loss)...............................      $  6,202                              ($ 40,766)
                                                        ========                               ========
Net earnings (loss) per common share..............      $   0.11                              ($   0.61)
                                                        ========                               ========
Weighted average common shares outstanding........        56,956                                 66,956
                                                        ========                               ========


              The accompanying notes are an integral part of these
             pro forma condensed consolidated financial statements.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

The pro forma adjustments reflect the following:


     (a) On May 24, 1996, Hollinger Inc. acquired, through a wholly-owned subsidiary, 16,349,743 common shares of Southam previously held by Power, representing a 21.5% interest in Southam, at a price of $18.00 Cdn ($13.13 as at May 31, 1996) per share. The total purchase price of $214.747 million was financed through a bank credit facility. The Company has the right to acquire a substantial equity interest of the company holding these Southam shares. These pro forma financial statements have been prepared on the basis that the Company has acquired the 21.5% interest in Southam and made the related bank borrowings.



     The preliminary allocation of the acquisition cost indicates an amount in excess of the Company's share of Southam's net tangible assets of $196.9 million, which has been allocated to intangible assets of Southam and amortized on a straight line basis over 40 years.


     The preliminary allocation of the acquisition cost has been made based upon the estimated fair values of the net tangible assets of Southam and is subject to further adjustments. However, the Company does not expect the estimated values to change materially upon finalization of the allocation of the acquisition cost.

     The pro forma consolidated statements of operations have been prepared assuming the acquisition of the additional 21.5% interest in Southam was consummated as of January 1, 1995. The pro forma consolidated balance sheet has been prepared assuming the acquisition of the additional Southam shares was consummated March 31, 1996.

     (b) On April 24, 1996, the Company announced a proposal to acquire all of the outstanding ordinary shares of The Telegraph not presently controlled by the Company, representing approximately a 36% interest in The Telegraph. The purchase price under the proposal is L5.60 ($8.68 as at May 31, 1996) per share, plus a special cash dividend of 10p ($0.15) per share and a contingent payment described below. The total consideration payable by the Company, including the special dividend, is L292.615 million ($453.407 million), to be financed by bank credit facilities.

     This acquisition will be accounted for using the purchase method of accounting and will result in the elimination of all of the minority interest in The Telegraph. The preliminary allocation of the excess purchase price results in $61.690 million ascribed to the investment in Fairfax and $293.979 million ascribed to intangible assets of The Telegraph, both of which are amortized on a straight line basis over 40 years.

     These preliminary allocations of the purchase price are subject to further adjustment, however, the Company does not expect the estimated values to change materially upon finalization of the allocation of the purchase price.

     Under the proposal the Company has agreed to pay a contingent cash payment in the event that The Telegraph's interest in Fairfax is sold prior to the second anniversary of the effective date of the Scheme at a price in excess of A$3.00 per share. The pro forma financial statements do not reflect any adjustment in respect of this contingent cash payment.


     In addition, the pro forma financial statements have been prepared on the basis that all shareholders elect to receive an immediate cash payment for the special dividend and do not reflect any contingently issuable preference shares of The Telegraph under purchase options granted to Telegraph minority shareholders.


     The pro forma consolidated statements of operations have been prepared assuming the purchase of the Telegraph minority shares was consummated as of January 1, 1995. The pro forma balance sheet has been prepared assuming the purchase of the Telegraph minority shares was consummated as of March 31, 1996.

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


     (c) Represents payment of approximately $3.3 million of financing fees in respect of the bank credit facility used to finance the additional shares of Southam and the amortization of the fees over the term of the facility.



     (d) Represents financing fees of approximately $9.0 million in respect of the bank credit facilities used to finance the acquisition of the Telegraph Minority Shares and to repay the Telegraph bank loans, to be paid out of working capital and the amortization of the fees over the terms of the facilities.



     (e) Represents the repayment of Telegraph bank loans, including $9.157 million of short-term loans, financed by bank credit facilities.



     (f) Represents the use of $183.9 million of the net proceeds from the issuance of Class A Common Stock and Convertible Preferred Stock to finance the acquisition of the Telegraph Minority Shares. Of the remaining $55.6 million of proceeds, $30.1 million will be held for working capital needs of the Company and to finance the costs and expenses associated with the credit facilities and the acquisition expenses of the Telegraph Minority Shares and additional interest in Southam. A further $25.5 million will be used to repay Telegraph bank indebtedness, which is expected to be $173 million at the consummation of the Scheme (or $25.5 million higher than at March 31, 1996).



     (g) Represents the net proceeds from the issuance of 10,000,000 shares of Class A Common Stock and the net proceeds from the issuance of Convertible Preferred Stock. These pro forma condensed consolidated financial statements do not reflect the issuance of Class A Common Stock which will occur on the conversion or redemption of the Convertible Preferred Stock.



     (h) Represents the amortization of the intangible assets arising on the acquisition of all of the minority interest shares of The Telegraph.



     (i) Represents interest expense at approximately 8.6% on the funds borrowed to fund the acquisition of Telegraph Minority Shares and repayment of Telegraph bank loans, after giving effect to the use of proceeds on the issuance of Class A Common Stock and Convertible Preferred Stock.



     (j) Represents interest expense at approximately 7.0% on the funds borrowed to fund the acquisition of the additional Southam interest.



     (k) Represents the additional equity earnings (loss) of Southam, net of the amortization of the underlying intangible assets, as a result of the acquisition of an additional 21.5% interest in Southam.



     (l) Represents the tax effect of the pro forma adjustments.



     (m) Represents the elimination of the minority stockholders' interest in The Telegraph's net earnings resulting from the acquisition of the Telegraph Minority Shares.



     (n) Equity earnings in affiliates is comprised of the following:


                                                   THREE MONTHS ENDED         YEAR ENDED
                                                     MARCH 31, 1996       DECEMBER 31, 1995
                                                   ------------------     ------------------
                                                          (IN THOUSANDS OF DOLLARS)
          Fairfax...............................         $1,896                $ 23,120
          Southam...............................           (938)                (22,974)
          Printing joint ventures...............          1,559                   2,755
                                                         ------                --------
                                                         $2,517                $  2,901
                                                         ======                ========

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     Equity earnings in Southam for the year ended December 31, 1995 reflects the Company's approximate 41% interest in a special charge, net of a related tax benefit, in the amount of $24,026,000.

The pro forma adjustments do not reflect the following:

     (aa) Costs and expenses of approximately $     associated with the
acquisition of the Telegraph minority shares and the additional interest in Southam.

     (bb) The April 30, 1996 exchange of newspapers with Garden State Newspapers, Inc. and the related cash consideration paid by the Company of approximately $31.0 million.

==============================================================================

  NO DEALER, SALESPERSON OF OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................    4
Risk Factors...........................   18
The Company............................   28
Use of Proceeds........................   33
Market Prices and Dividend Policy......   34
Capitalization.........................   35
Selected Consolidated Historical
  Financial Information and Other
  Data.................................   38
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   41
Business...............................   56
Management.............................   76
Certain Relationships..................   79
Description of Capital Stock...........   84
Shares Eligible for Future Sale........   88
Description of Certain Indebtedness and
  Other Obligations....................   90
Description of PRIDES Offering.........   99
Underwriting...........................  100
Exchange Rates.........................  101
Legal Matters..........................  102
Experts................................  102
Available Information..................  102
Incorporation of Certain Documents by
  Reference............................  103
Index to Financial Statements..........  F-1


==============================================================================


==============================================================================


                               10,000,000 SHARES


                                      LOGO

                              CLASS A COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------
                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                AUGUST   , 1996

==============================================================================

                                   [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                             SUBJECT TO COMPLETION

PROSPECTUS         PRELIMINARY PROSPECTUS DATED JULY 18, 1996


                               10,000,000 SHARES

                                      LOGO
                              CLASS A COMMON STOCK
                            ------------------------


    Of the 10,000,000 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), offered hereby by Hollinger International Inc., a Delaware corporation (the "Company"), 2,000,000 shares are being offered outside the United States by the International Underwriters (the "International Offering") and 8,000,000 shares are being offered concurrently in the United States by the U.S. Underwriters (the "U.S. Offering"). Such offerings are collectively referred to as the "Offering." The offering price and underwriting discount in the U.S. Offering and the International Offering are identical. See "Underwriting."



    The Class A Common Stock is listed on the New York Stock Exchange (the "NYSE") and is traded under the symbol "HLR." The last sale price of the Class A Common Stock as reported on the NYSE composite tape on July 17, 1996 was $9.875 per share. See "Market Prices and Dividend Policy." For a description of the terms of the Class A Common Stock and the Company's Class B Common Stock, par value $.01 per share ("Class B Common Stock" and together with Class A Common Stock, "Common Stock"), see "Description of Capital Stock."



    The Company is concurrently offering 15,000,000   % Preferred Redeemable
Increased Dividend Equity Securities PRIDESSM (each, a "PRIDE" and collectively, the "PRIDES") (17,250,000, if the Underwriters for the PRIDES exercise their over-allotment option in full) (the "PRIDES Offering"). The gross proceeds of the PRIDES Offering are expected to be approximately $150.0 million ($172.5 million if the underwriters for the PRIDES exercise their over-allotment option in full). The PRIDES represent Series B Convertible Preferred Stock of the Company, par value $.01 per share ("Convertible Preferred Stock") that will
mandatorily convert on the Mandatory Conversion Date of         , 2000 into one
share of Class A Common Stock unless previously redeemed at the option of the Company or converted at the option of the holder. The PRIDES will pay cumulative
quarterly dividends at an annual rate equal to     and will have an aggregate
liquidation preference equal to their issue price plus any accrued and unpaid dividends thereon. The consummation of the PRIDES Offering is not a condition to the consummation of this Offering.


    FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 18.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                             OFFENSE.

===========================================================================================================
                                            PRICE TO             UNDERWRITING             PROCEEDS TO
                                             PUBLIC              DISCOUNT(1)              COMPANY(2)
- -----------------------------------------------------------------------------------------------------------
Per Share..........................            $                      $                        $
- -----------------------------------------------------------------------------------------------------------
Total(3)...........................            $                      $                        $
===========================================================================================================


(1) The Company has agreed to indemnify the several U.S. Underwriters and International Underwriters (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."


(2) Before deducting expenses estimated at $        , payable by the Company.


(3) The Company has granted the International Underwriters and the U.S. Underwriters options, exercisable within 30 days after the date hereof, to purchase up to 300,000 and 1,200,000 additional shares, respectively, of Class A Common Stock, at the initial price to public per share, less the underwriting discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $      , $      and $      ,
    respectively. See "Underwriting."

                            ------------------------


    The Class A Common Stock is being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made in New York,
New York on or about August         , 1996.

                            ------------------------

MERRILL LYNCH INTERNATIONAL

                         CIBC WOOD GUNDY SECURITIES PLC
                                                              TD SECURITIES INC.
                            ------------------------
BEAR, STEARNS INTERNATIONAL LIMITED                DONALDSON, LUFKIN & JENRETTE
                                                      SECURITIES CORPORATION
                            ------------------------


                The date of this Prospectus is August   , 1996.

- ------------------
SM Service Mark of Merrill Lynch & Co.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                                  UNDERWRITING


     Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement"), the Company has agreed to sell to each of the underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Merrill Lynch International ("Merrill Lynch"), CIBC Wood Gundy Securities plc, TD Securities Inc., Bear, Stearns International Limited and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "International Representatives"), severally has agreed to purchase, the aggregate number of shares of Class A Common Stock set forth opposite its name below.



                                                                                     NUMBER
                                 UNDERWRITER                                       OF SHARES
- ------------------------------------------------------------------------------     ----------
Merrill Lynch International...................................................
CIBC Wood Gundy Securities plc................................................
TD Securities Inc. ...........................................................
Bear, Stearns International Limited...........................................
Donaldson, Lufkin & Jenrette Securities Corporation...........................
                                                                                   ----------
             Total............................................................     10,000,000
                                                                                   ==========


     In the International Purchase Agreement, the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A Common Stock offered hereby if any of such shares are purchased. Under certain circumstances, under the International Purchase Agreement, the commitments of non-defaulting International Underwriters may be increased.

     The International Representatives have advised the Company that the International Underwriters propose initially to offer the shares of Class A Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $       per share of Class A Common Stock. The
International Underwriters may allow, and such dealers may reallow, a discount
not in excess of $       per share of Class A Common Stock on sales to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     Merrill Lynch Canada Inc. and CIBC Wood Gundy Securities Inc. (collectively, the "Canadian Affiliates"), the Canadian dealer affiliates of Merrill Lynch International and CIBC Wood Gundy Securities plc, respectively, may offer and sell the shares of Class A Common Stock in Canada, as sub-underwriters. In the event that any such sales are effected, the Canadian Affiliates will purchase such shares of Class A Common Stock from their respective international affiliates concurrently with, and conditional upon, the closing of the purchase of the shares of Class A Common Stock by the International Underwriters, at the public offering prices set forth on the cover page of this Prospectus, or such price less an amount to be mutually agreed, which will not be greater than the underwriting commission. TD Securities Inc. may also offer and sell the shares of Class A Common Stock in Canada as underwriter.



     The Company has granted to the International Underwriters and the U.S. Underwriters options, exercisable for 30 days after the date hereof, to purchase up to 300,000 and 1,200,000 shares, respectively, of Class A Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the International Underwriters exercise such option, each of the International Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the shares subject to such option that the number of shares to be purchased by it shown in the foregoing table is of the 10,000,000 shares of Class A Common Stock initially offered hereby.



     The Company, certain officers and directors and Hollinger Inc. have agreed not to effect any public sale or distribution of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be sold by the Company in the Offering and the PRIDES Offering, the shares under a shelf registration statement relating to the shares of Class A Common Stock of the Company owned by Hollinger Inc. pledged to certain lenders, the grant of options under the Company's 1994 Stock Option Plan, and up to 2,500,000 additional shares of

                                   [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

Common Stock that may otherwise be sold by the Company, for a period of 90 days after the date of this Prospectus without the consent of Merrill Lynch.


     The Company has agreed to indemnify the several Underwriters and the Canadian Affiliates against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters and the Canadian Affiliates may be required to make in respect thereof.


     The Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "HLR."

     Merrill Lynch performs investment banking services for the Company, Hollinger Inc. and their affiliates from time to time, for which it receives customary compensation.

                                   [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


     CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS



     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Class A Common Stock by a person that, for United States federal income tax purposes, is (a) neither a citizen nor resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of a country other than the United States, or (c) a foreign estate or trust (collectively referred to as a "non-U.S. holder"). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), currently effective Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to subsequent purchasers of Class A Common Stock, does not consider tax consequences to persons who are considered residents of the United States, does not consider the particular facts and circumstances of each non-U.S. holder's situation (including the tax position of certain U.S. expatriates) and does not address U.S. state and local or non-U.S. tax consequences.



     EACH NON-U.S. HOLDER AS WELL AS ANY PERSON WHO MAY BE CONSIDERED A RESIDENT OF THE UNITED STATES IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO HIS OR HER PARTICULAR SITUATION, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER THE APPLICABLE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.



DIVIDENDS



     Dividends received by a non-U.S. holder on shares of Class A Common Stock will be subject to United States withholding tax at a 30% rate except as described below and except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. A non-U.S. holder generally will be taxed in the same manner as a United States corporation or resident with respect to such dividend income and such income will not be subject to United States withholding tax if it is effectively connected with the conduct of a trade or business in the United States or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of such non-U.S. holder. Such effectively connected income received by a non-U.S. holder that is a corporation may in certain circumstances be subject to an additional "branch-profits tax" at a 30% rate, or if applicable, a lower treaty rate.



     Under currently effective United States Treasury Regulations, the payor of dividends may generally rely on a payee's address outside the United States in determining that the withholding tax discussed above applies and, under the U.S. Internal Revenue Service's (the "IRS") current interpretation of the United States Treasury Regulations, for purposes of determining the applicability of a treaty rate. Under proposed United States Treasury Regulations not currently in effect and proposed to be effective January 1, 1998 (the "Proposed Regulations"), a non-U.S. holder who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. The Proposed Regulations also would provide special certification requirements for shares of Class A Common Stock held by a non-U.S. partnership.



     A non-U.S. holder of Class A Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. A non-U.S. holder also must satisfy certain reporting and certification requirements to claim an exemption from the United States withholding tax discussed above by reason of the dividends being effectively connected with a United States trade or business of the non-U.S. holder.



GAIN ON SALE OR DISPOSITION



     A non-U.S. holder generally will not be subject to United States federal income or withholding tax in respect of gain recognized on the disposition of Class A Common Stock unless (i) the non-U.S. holder is an individual who holds the Class A Common Stock as a capital asset and was present in the United States for 183 days or more during the taxable year and either (a) such non-U.S. holder has a "tax home" in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United

                                   [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


States by such non-U.S. holder, (ii) the gain is effectively connected with a United States trade or business of the non-U.S. holder, or (iii) the Company is or has been a United States real property holding corporation ("USRPHC") for United States federal income tax purposes and, so long as shares of Class A Common Stock continue to be regularly traded on an established securities market, the non-U.S. holder has held actually or constructively more than 5% of the Class A Common Stock at some time during the shorter of (a) the five-year period ending on the disposition of such Class A Common Stock or (b) the period during which the non-U.S. holder held such Class A Common Stock. The Company does not believe that it is or has been a USRPHC, and for purposes of this discussion it is assumed that the Company is not a USRPHC.



UNITED STATES FEDERAL ESTATE TAXES



     If an individual non-U.S. holder holds shares of Class A Common Stock at the time of his or her death or has made certain lifetime transfers of an interest in shares of Class A Common Stock, then the value of such Class A Common Stock will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.



INFORMATION REPORTING AND BACKUP WITHHOLDING



     Dividends paid to non-U.S. holders that are subject to the withholding tax described above will generally be exempt from United States backup withholding (which is a withholding tax imposed at a 31% rate on certain payments to persons that fail to furnish certain information under United States information reporting requirements), but the payor must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld from such payment, regardless of whether withholding was required. Generally, the payor of the dividends may rely on the payee's address outside the United States (absent knowledge to the contrary) in determining that the backup withholding provisions do not apply. Under the Proposed Regulations, however, dividend payments generally would be subject to information reporting and backup withholding unless applicable certification requirements are met.



     The payment of proceeds from the sale of Class A Common Stock to or through the United States office of a broker will be subject to information reporting and possible backup withholding unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of proceeds from the sale of Class A Common Stock through a foreign office of a broker generally will not be subject to this backup withholding tax. While regulations currently in effect reserve on the question of whether reportable payments made through foreign offices of a broker that is a United States person or "United States related person" (defined below) will be subject to backup withholding, proposed regulations state that backup withholding will not apply to such payments absent actual knowledge that the payee is a United States person. In the case of the payment of proceeds from the disposition of Class A Common Stock through a foreign office of a broker that is a United States person or a "United States related person," existing regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. person and the broker has no actual knowledge to the contrary or the holder otherwise establishes an exemption. For this purpose, a "United States related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business.



     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's United States federal income tax, provided that the required information is furnished to the IRS.

                                   [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
================================================================================

  NO DEALER, SALESPERSON OF OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE CLASS A COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE PUBLIC OFFERS OF SECURITIES REGULATION 1995 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE CLASS A COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................    4
Risk Factors...........................   18
The Company............................   28
Use of Proceeds........................   33
Market Prices and Dividend Policy......   34
Capitalization.........................   35
Selected Consolidated Historical
  Financial Information and Other
  Data.................................   38
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   41
Business...............................   56
Management.............................   76
Certain Relationships..................   79
Description of Capital Stock...........   84
Shares Eligible for Future Sale........   88
Description of Certain Indebtedness and
  Other Obligations....................   90
Description of PRIDES Offering.........   99
Underwriting...........................  100
Certain United States Tax
  Considerations
  for Non-United States Holders........  101
Index to Financial Statements..........  F-1

================================================================================


================================================================================

                               10,000,000 SHARES


                                      LOGO

                              CLASS A COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                 MERRILL LYNCH
                                 INTERNATIONAL


                                CIBC WOOD GUNDY
                                 SECURITIES PLC
                               TD SECURITIES INC.

                                 BEAR, STEARNS
                             INTERNATIONAL LIMITED

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                AUGUST   , 1996

================================================================================

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
THIS PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA OR THE UNITED STATES HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE.
                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JULY 18, 1996

PROSPECTUS

                               10,000,000 SHARES

                                      LOGO
                              CLASS A COMMON STOCK

                            ------------------------


    Of the 10,000,000 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), offered hereby by Hollinger International Inc., a Delaware corporation (the "Company"), 2,000,000 shares are being offered outside the United States by the International Underwriters (the "International Offering") and 8,000,000 shares are being offered concurrently in the United States by the U.S. Underwriters (the "U.S. Offering"). Such offerings are collectively referred to as the "Offering." The offering price and underwriting discount in the U.S. Offering and the International Offering are identical. The Company is hereby qualifying for distribution in each of the provinces of Canada, other than the Province of Quebec, under the Canada-- U.S. Multi-jurisdictional Disclosure System and registering in the United States the Class A Common Stock offered hereby. See "Underwriting."



    The Class A Common Stock is listed on the New York Stock Exchange (the "NYSE") and is traded under the symbol "HLR." The last sale price of the Class A Common Stock as reported on the NYSE composite tape on July 17, 1996 was $9.875 per share. See "Market Prices and Dividend Policy." For a description of the terms of the Class A Common Stock and the Company's Class B Common Stock, par value $.01 per share ("Class B Common Stock" and together with Class A Common Stock, "Common Stock"), see "Description of Capital Stock."



    The Company is concurrently offering 15,000,000   % Preferred Redeemable
Increased Dividend Equity SecuritiesSM,   % PRIDESSM (each, a "PRIDE" and
collectively, the "PRIDES") (17,250,000, if the Underwriters for the PRIDES exercise their over-allotment option in full) (the "PRIDES Offering"). The gross proceeds of the PRIDES Offering are expected to be approximately $150.0 million ($172.5 million if the underwriters for the PRIDES exercise their over-allotment option in full). The PRIDES represent Series B Convertible Preferred Stock of the Company, par value $.01 per share ("Convertible Preferred Stock") that will
mandatorily convert on the Mandatory Conversion Date of         , 2000 into one
share of Class A Common Stock unless previously redeemed at the option of the Company or converted at the option of the holder. The PRIDES will pay cumulative
quarterly dividends at an annual rate equal to     and will have an aggregate
liquidation preference equal to their issue price plus any accrued and unpaid dividends thereon. The consummation of the PRIDES Offering is not a condition to the consummation of this Offering.


    ALL DOLLAR AMOUNTS IN THIS PRELIMINARY PROSPECTUS ARE IN U.S. DOLLARS UNLESS OTHERWISE INDICATED.

    FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 18.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                  OFFENSE.

============================================================================================================================
                                                          PRICE TO              UNDERWRITING              PROCEEDS TO
                                                           PUBLIC                DISCOUNT(1)               COMPANY(2)
- ----------------------------------------------------------------------------------------------------------------------------
Per Share........................................             $                       $                        $
- ----------------------------------------------------------------------------------------------------------------------------
Total(3).........................................             $                       $                        $
============================================================================================================================


(1) The Company has agreed to indemnify the several U.S. Underwriters and International Underwriters (collectively, the "Underwriters") and certain of their affiliates against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."


(2) Before deducting expenses estimated at $        , payable by the Company.


(3) The Company has granted the International Underwriters and the U.S. Underwriters options, exercisable within 30 days after the date hereof, to purchase up to 300,000 and 1,200,000 additional shares, respectively, of Class A Common Stock, at the initial price to public per share, less the underwriting discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $      , $      and $      ,
    respectively. See "Underwriting."


                            ------------------------


    This offering is being made by a U.S. issuer pursuant to disclosure documents prepared in accordance with U.S. securities laws. Purchasers should be aware that these requirements may differ from those of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The financial statements included or incorporated by reference in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles. The results of the application of such principles do not, however, significantly differ from the results of the application of Canadian generally accepted accounting principles except as noted in Note 23 of the Consolidated Financial Statements, Note 6 of the Condensed Consolidated Financial Statements and Note (o) of the Pro Forma Condensed Consolidated Financial Statements.


    Certain of the directors and officers of the issuer and certain of the experts named herein reside outside of Canada. Substantially all of the assets of these persons and of the issuer may be located outside of Canada. The issuer has appointed Hollinger Inc., 10 Toronto Street, Toronto, Ontario M5C 2B7 as its agent for service of process in Canada, but it may not be possible for investors to effect service of process within Canada upon the directors, officers and experts referred to above. It may also not be possible to enforce against the issuer, its directors and officers and the experts named herein judgements obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.


    The Class A Common Stock is being offered by the Underwriters, subject to prior sale, and to the sub-underwriting arrangements described herein, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of
Class A Common Stock will be made in New York, New York on or about August   ,
1996.


                            ------------------------


                 The date of this Prospectus is August  , 1996.

- ------------------
SM Service Mark of Merrill Lynch & Co.

     THIS IS A PRELIMINARY PROSPECTUS RELATING TO THE SECURITIES, A COPY OF WHICH HAS BEEN FILED WITH THE SECURITIES COMMISSION OR SIMILAR AUTHORITY IN BRITISH COLUMBIA, ALBERTA, SASKATCHEWAN, MANITOBA, ONTARIO, NEW BRUNSWICK, NOVA SCOTIA, PRINCE EDWARD ISLAND AND NEWFOUNDLAND BUT WHICH HAS NOT YET BECOME FINAL FOR THE PURPOSE OF A DISTRIBUTION TO THE PUBLIC. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD TO, NOR MAY OFFERS TO BUY BE ACCEPTED FROM, RESIDENTS OF SUCH JURISDICTIONS PRIOR TO THE TIME A RECEIPT IS OBTAINED FOR THE FINAL PROSPECTUS FROM THE APPROPRIATE SECURITIES REGULATORY AUTHORITY.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
                                  UNDERWRITING


     Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement"), the Company has agreed to sell to each of the underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Merrill Lynch International ("Merrill Lynch"), CIBC Wood Gundy Securities plc, TD Securities Inc., Bear, Stearns International Limited and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "International Representatives"), severally has agreed to purchase, the aggregate number of shares of Class A Common Stock set forth opposite its name below.



                                                                                     NUMBER
                                 UNDERWRITER                                       OF SHARES
- ------------------------------------------------------------------------------     ----------
Merrill Lynch International...................................................
CIBC Wood Gundy Securities plc................................................
TD Securities Inc. ...........................................................
Bear, Stearns International Limited...........................................
Donaldson, Lufkin & Jenrette Securities Corporation...........................
                                                                                   ----------
             Total............................................................     10,000,000
                                                                                   ==========


     In the International Purchase Agreement, the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A Common Stock offered hereby if any of such shares are purchased. Under certain circumstances, under the International Purchase Agreement, the commitments of non-defaulting International Underwriters may be increased.

     The International Representatives have advised the Company that the International Underwriters propose initially to offer the shares of Class A Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $       per share of Class A Common Stock. The
International Underwriters may allow, and such dealers may reallow, a discount
not in excess of $       per share of Class A Common Stock on sales to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     Merrill Lynch Canada Inc. and CIBC Wood Gundy Securities Inc. (collectively, the "Canadian Affiliates"), the Canadian dealer affiliates of Merrill Lynch and CIBC Wood Gundy Securities plc, respectively, may offer and sell the shares of Class A Common Stock in Canada, as sub-underwriters. In the event that any such sales are effected, the Canadian Affiliates will purchase such shares of Class A Common Stock from their respective international affiliates concurrently with, and conditional upon, the closing of the purchase of the shares of Class A Common Stock by the International Underwriters, at the public offering prices set forth on the cover page of this Prospectus, or such price less an amount to be mutually agreed, which will not be greater than the underwriting commission. TD Securities Inc. may also offer and sell the shares of Class A Common Stock in Canada as underwriter.



     The Company has granted to the International Underwriters and the U.S. Underwriters options, exercisable for 30 days after the date hereof, to purchase up to 300,000 and 1,200,000 shares, respectively, of Class A Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the International Underwriters exercise such option, each of the International Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the shares subject to such option that the number of shares to be purchased by it shown in the foregoing table is of the 10,000,000 shares of Class A Common Stock initially offered hereby.



     The Company, certain officers and directors and Hollinger Inc. have agreed not to effect any public sale or distribution of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be sold by the Company in the Offering and the PRIDES Offering, the shares under a shelf registration statement relating to the shares of Class A Common Stock of the Company owned by Hollinger Inc. pledged to certain lenders, the grant of options under the Company's 1994 Stock Option Plan, and up to 2,500,000 additional shares of

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

Common Stock that may otherwise be sold by the Company, for a period of 90 days after the date of this Prospectus without the consent of Merrill Lynch.


     The Company has agreed to indemnify the several Underwriters and the Canadian Affiliates against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters and the Canadian Affiliates may be required to make in respect thereof.


     The Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "HLR."

     Merrill Lynch performs investment banking services for the Company, Hollinger Inc. and their affiliates from time to time, for which it receives customary compensation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Shares of Class A Common Stock offered hereby will be passed upon for the Company by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.


     Certain matters of Canadian law in connection with the Shares of Class A Common Stock offered hereby in Canada will be passed upon for the Company by Tory Tory DesLauriers & Binnington and for the Underwriters and certain of their affiliates by McMillan Binch.


     CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Class A Common Stock by a person that, for United States federal income tax purposes, is (a) neither a citizen nor resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of a country other than the United States, or (c) a foreign estate or trust (collectively referred to as a "non-U.S. holder"). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), currently effective Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the Canada-United States Income Tax Convention (the "Treaty"), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to subsequent purchasers of Class A Common Stock, does not consider tax consequences to persons who are considered residents of the United States, does not consider the particular facts and circumstances of each non-U.S. holder's situation (including the tax position of certain U.S. expatriates) and does not address U.S. state and local or non-U.S. tax consequences.

     EACH NON-U.S. HOLDER AS WELL AS ANY PERSON WHO MAY BE CONSIDERED A RESIDENT OF THE UNITED STATES IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO HIS OR HER PARTICULAR SITUATION, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER THE APPLICABLE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends received by a non-U.S. holder on shares of Class A Common Stock will be subject to United States withholding tax at a 30% rate except as described below and except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. The Treaty generally reduces the withholding tax rate on dividends to 15% and generally exempts from such tax dividends paid to tax-exempt pension, retirement or other employee benefit funds or plans. For recipient companies that own at least 10% of the Company's voting stock, the Treaty reduces the otherwise applicable 15% rate to 6% for dividends paid during 1996 and 5% for dividends paid thereafter.

     A non-U.S. holder generally will be taxed in the same manner as a United States corporation or resident with respect to such dividend income and such income will not be subject to United States withholding tax if it is effectively connected with the conduct of a trade or business in the United States or, if the Treaty applies, is attributable to a U.S. permanent establishment of such non-U.S. holder. Such effectively connected income received by a non-U.S. holder that is a corporation may in certain circumstances be subject to an additional

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

"branch-profits tax" at a 30% rate, or, if the Treaty applies, a 6% rate on "qualified residents" of Canada during 1996 and a 5% rate thereafter. Qualified residents of Canada also may be eligible for other certain reductions in the amount of such tax.

     Under currently effective United States Treasury Regulations, the payor of dividends may generally rely on a payee's address outside the United States in determining that the withholding tax discussed above applies and, under the U.S. Internal Revenue Service's (the "IRS") current interpretation of the United States Treasury Regulations, for purposes of determining the applicability of the Treaty rate. Under proposed United States Treasury Regulations not currently in effect and proposed to be effective January 1, 1998 (the "Proposed Regulations"), a non-U.S. holder who wishes to claim the benefit of the applicable Treaty rate would be required to satisfy certain certification and other requirements. The proposed Regulations also would provide special certification requirements for shares of Class A Common Stock held by a non-U.S. partnership.

     A non-U.S. holder Class A Common stock that is eligible for a reduced rate of United States withholding tax pursuant to the Treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS, A non-U.S. holder also must satisfy certain reporting and certification requirements to claim an exemption from the United States withholding tax discussed above by reason of the dividends being effectively connected with a United States trade or business of the non-U.S. holder.

GAIN ON SALE OR DISPOSITION

     A non-U.S. holder generally will not be subject to United States federal income or withholding tax in respect of gain recognized on the disposition of Class A Common Stock unless (i) the non-U.S. holder is an individual who holds the Class A Common Stock as a capital asset and was present in the United States for 183 days or more during the taxable year and either (a) such non-U.S. holder has a "tax home" in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such non-U.S. holder, (ii) the gain is effectively connected with a United States trade or business of the non-U.S. holder, or (iii) the Company is or has been a United States real property holding corporation ("USRPHC") for United States federal income tax purposes and, so long as shares of Class A Common Stock continue to be regularly traded on an established securities market, the non-U.S. holder has held actually or constructively more than 5% of the Class A Common Stock at some time during the shorter of (a) the five-year period ending on the disposition of such Class A Common Stock or (b) the period during which the non-U.S. holder held such Class A Common Stock. The Company does not believe that it is or has been a USRPHC, and for purposes of this discussion it is assumed that the Company is not a USRPHC.


     Under the Treaty, gain recognized from the disposition of Class A Common Stock generally will be subject to United States federal income or withholding tax only if the gain is attributable to (i) a permanent establishment of the non-U.S. holder or (ii) a fixed base of the non-U.S. holder that is available for the purpose of performing independent personal services.


UNITED STATES FEDERAL ESTATE TAXES

     If an individual non-U.S. holder holds shares of Class A Common Stock at the time of his or her death or has made certain lifetime transfers of an interest in shares of Class A Common Stock, then the value of such Class A Common Stock will be included in such holder's gross estate for United States federal estate tax purposes. The Treaty sets forth certain limitations on the ability of the United States to impose its estate tax with respect to Canadian decedents.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends paid to non-U.S. holders that are subject to the withholding tax described above will generally be exempt from United States backup withholding (which is a withholding tax imposed at a 31% rate on certain payments to persons that fail to furnish certain information under United States information reporting requirements), but the payor must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld from such payment, regardless of whether withholding was required. Generally, the payor of the dividends may rely on the payee's address outside the United States (absent knowledge to the contrary) in determining that the backup withholding provisions do

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

not apply. Under the Proposed Regulations, however, dividend payments generally would be subject to information reporting and backup withholding unless applicable certification requirements are met.

     The payment of proceeds from the sale of Class A Common Stock to or through the United States office of a broker will be subject to information reporting and possible backup withholding at a rate of 31% unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of proceeds from the sale of Class A Common Stock through a foreign office of a broker generally will not be subject to this backup withholding tax. While regulations currently in effect reserve on the question of whether reportable payments made through foreign offices of a broker that is a United States person or "United States related person" (defined below) will be subject to backup withholding, proposed regulations state that backup withholding will not apply to such payments absent actual knowledge that the payee is a United States person. In the case of the payment of proceeds from the disposition of Class A Common Stock through a foreign office of a broker that is a United States person or a "United States related person", existing regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. person and the broker has no actual knowledge to the contrary or the holder otherwise establishes an exemption. For this purpose, a "United States related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's United States federal income tax, provided that the required information is furnished to the IRS.

                          PURCHASERS' STATUTORY RIGHTS

     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus or any amendment. In several provinces, securities legislation further provides a purchaser with rights of rescission or, in some jurisdictions, damages where the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the province. Purchasers should refer to the applicable provisions of the securities legislation of their province for particulars of these rights or consult with a lawyer. Rights and remedies also may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

                           ELIGIBILITY FOR INVESTMENT

     In the opinion of Tory Tory DesLauriers & Binnington and McMillan Binch, the Class A Common Stock offered hereby will be, at the date of original issue, eligible investments, without resort to the so called "basket provisions", or their purchase is not prohibited or restricted, in each case subject to the general investment provisions, and in certain cases subject to prudent investment requirements and to additional requirements relating to investment or lending policies or goals, under or by the following statutes:


Pension Benefits Act (Ontario)

Loan and Trust Corporations Act (Ontario)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Insurance Companies Act (Canada)
Insurance Act (Manitoba)
Pension Benefits Act, 1992 (Saskatchewan)
Loan and Trust Corporations Act (Alberta)

Pension Benefits Standards Act (British Columbia)

Financial Institutions Act (British Columbia)

     In the opinion of such counsel, the Class A Common Stock will be qualified investments for a trust governed by a registered retirement savings plan, a deferred profit savings plan or a registered retirement income fund (collectively, "deferred income plans") under the Income Tax Act (Canada) (the "ITA").

     The Class A Common Stock will be foreign property (as defined in the ITA) for purposes of Part XI of the ITA, which imposes a special tax on deferred income plans, registered investments and other tax-exempt entities, including most registered pension funds or plans. In general, a deferred income plan or tax-exempt entity will be subject to a tax if, at the end of any month, the aggregate cost amount of all of its foreign property exceeds 20% of the aggregate cost amount of all of its property and an amount in respect of its investment in prescribed small businesses.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUMMARIZED FINANCIAL INFORMATION

     Summarized balance sheet and income statement data for Hollinger International Publishing Inc. is as follows:

                                                               1993         1994          1995
                                                             --------     ---------     ---------
                                                                       (IN THOUSANDS)
Balance Sheet Data:
Current assets............................................   $125,785       253,568       197,567
Total assets..............................................   1,034,155    1,463,755     1,569,292
Current liabilities.......................................     97,309       250,357       263,929
Total liabilities.........................................    549,086       832,835       813,299
Minority interest.........................................     79,290       109,518        97,297
Redeemable preferred stock................................    125,880       123,135       226,982
Stockholders' equity......................................    279,899       398,267       431,714
Income Statement Data:
Operating revenues........................................    569,901       808,837       964,967
Operating income..........................................     87,794        70,529        55,488
Net earnings..............................................     25,789       102,772        10,014
                                                             --------     ---------     ---------

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial data for the years ended December 31, 1994 and 1995 are as follows:

                                                                        1994
                                                  ------------------------------------------------
                                                   FIRST        SECOND       THIRD        FOURTH
                                                  QUARTER      QUARTER      QUARTER       QUARTER
                                                  --------     --------     --------     ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues.............................   $151,501     $289,908     $137,556     $229,872
Operating income...............................     30,873       17,945        3,698       18,013
Gain on sale of The Telegraph shares...........         --       80,592           --           --
Net earnings...................................     12,371       73,033        2,846       14,522
Net earnings per common share..................       0.25         1.37         0.05         0.25
Weighted average common shares outstanding.....     48,601       53,283       56,956       56,956
                                                  --------     --------     --------     ---------

                                                                        1995
                                                  ------------------------------------------------
                                                   FIRST        SECOND       THIRD        FOURTH
                                                  QUARTER      QUARTER      QUARTER       QUARTER
                                                  --------     --------     --------     ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues.............................   $214,438     $205,666     $229,623     $315,240
Operating income...............................     15,454       15,488        7,462       17,084
Gain on sale of The Telegraph shares...........     11,968           --           --           --
Net earnings (loss)............................      7,741        4,301        1,493       (7,333)
Net earnings (loss) per common share...........       0.14         0.07         0.03        (0.13)
Weighted average common shares outstanding.....     56,956       56,956       56,956       56,956

23. RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     The Company follows United States GAAP, which differ in some respects from those applicable in Canada. The following are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the years ended December 31, 1995,

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1994 and 1993, and shareholders' equity at December 31, 1995 and 1994 in order to conform these consolidated financial statements to accounting principles generally accepted in Canada.

                                                                   YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                              1993          1994          1995
                                                             -------      --------      --------
                                                                   (THOUSANDS OF DOLLARS)
NET EARNINGS
NET EARNINGS (LOSS) FOR THE YEAR BASED ON U.S. GAAP.......   $25,789      $102,772      $  6,202
Capitalization of betterments, net of related amortization
  (a).....................................................    12,295        15,666        12,965
Acquired tax losses (c)...................................      (354)         (352)         (333)
Gain on sale of shares (d)................................    (1,083)      (11,020)           --
Compensation to employees (e).............................       162            66           237
Net earnings in equity accounted companies (f)............     1,279         4,493         6,185
Adjustment to tax provision (g)...........................    26,392         2,308          (336)
Reorganization costs (h)..................................        --            --         8,000
Dividends on redeemable preferred stock (k)...............        --            --          (271)
Other.....................................................      (113)           99            --
                                                             -------      --------      --------
NET EARNINGS FOR THE YEAR BASED ON CANADIAN GAAP..........   $64,367      $114,032      $ 32,649
                                                             =======      ========      ========
STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY BASED ON U.S. GAAP...................                $303,469      $295,244
Capitalization of betterments, net of related amortization
  (a).....................................................                  53,945        67,425
Amortization of intangible assets (b).....................                   4,266         4,325
Acquired tax losses (c)...................................                  15,051        14,934
Gain on sale of shares (d)................................                 (21,897)      (22,201)
Compensation to employees (e).............................                     530           769
Net earnings in equity accounted companies (f)............                   6,776        12,905
Income taxes (g)..........................................                  29,385        29,396
Unrealized holding gains on marketable securities (i).....                 (11,469)           --
                                                                          --------      --------
STOCKHOLDERS' EQUITY BASED ON CANADIAN GAAP...............                $380,056      $402,797
                                                                          ========      ========

SUMMARY OF ACCOUNTING POLICY DIFFERENCES

     The areas of material difference between U.S. and Canadian GAAP and their impact on the consolidated financial statements of the Company are set out below.

A) CAPITALIZATION OF BETTERMENTS

     Under U.S. GAAP, costs incurred to increase the long-term readership of a publication must be expensed as incurred. Effective January 1, 1990, Canadian GAAP permits the Company to capitalize as circulation these costs
("betterments").

B) AMORTIZATION OF INTANGIBLE ASSETS

     U.S. GAAP requires the amortization of all intangible assets acquired on a straight-line basis over a period not exceeding 40 years. Under Canadian GAAP, prior to December 31, 1990 there was no requirement to amortize intangible assets, such as circulation, that are considered to have an indefinite life. Effective January 1, 1991, Canadian GAAP requires that all intangible assets be amortized over a period not generally exceeding 40 years.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


C) ACQUIRED TAX LOSSES

     U.S. GAAP requires an acquiring company to reduce the acquired circulation or goodwill retroactively for the realized tax benefits of loss carryforwards of an acquired company not previously recorded. This adjustment reflects the resulting reduction in amortization. Under Canadian GAAP, the potential tax benefit of income tax loss carryforwards of an acquired company that was not recognized at the date of acquisition is recognized in income when realized.

D) GAIN ON SALE OF SHARES

     As a result of the adjustments in a) to c) above, the carrying value of the investment in the Telegraph is higher under Canadian GAAP, resulting in the gain on sale of shares in the Telegraph being lower under Canadian GAAP.

E) COMPENSATION TO EMPLOYEES

     Certain of the Company's subsidiaries have various stock option and stock purchase plans for executives. In accordance with U.S. GAAP, the compensation element is measured and apportioned over the period of service to which the compensation is related. Under Canadian GAAP, the compensation element of stock options and stock purchase plans are not recognized.

F) EQUITY ACCOUNTED COMPANIES

     Betterments, net of related amortization, related to equity accounted companies are capitalized under Canadian GAAP. This is not permitted under U.S. GAAP. In addition, under U.S. GAAP the compensation element in executive stock options related to equity accounted companies is measured and apportioned over the period of service to which the compensation is related.

     In addition, under U.S. GAAP, a provision for taxes must be made in respect of all undistributed earnings of an equity investee and must be presented as part of income tax expense. Under Canadian GAAP, the provision for taxes is made only for that portion of the investee's income likely to be distributed and can be presented as a reduction of equity earnings.

G) INCOME TAXES

     Effective January 1, 1993, the Company adopted prospectively SFAS 109 under U.S. GAAP which requires a change from the deferred method of providing for income taxes to the asset and liability method of accounting for income taxes. Under Canadian GAAP the deferral method of providing for income taxes is used.

H) REORGANIZATION COSTS

     Under U.S. GAAP the costs associated with completing a reorganization, accounted for at predecessor cost using the "as-if" pooling-of-interests method of accounting, must be expensed. Canadian GAAP permits such costs to be charged against retained earnings.

I) UNREALIZED HOLDING GAINS ON MARKETABLE EQUITY SECURITIES

     U.S. GAAP requires investments in marketable equity securities, other than those investments accounted for on the equity basis, to be recorded as market value and all unrealized holding gains and losses reflected in shareholders' equity. Under Canadian GAAP investments are carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increases in value being recognized only when realized.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


J) INTEREST IN JOINT VENTURES

     Effective January 1, 1994, Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Previously, interests in joint ventures were accounted for on the equity basis. Proportionate consolidation is not permitted under U.S. GAAP.

     Although application of proportionate consolidation under Canadian GAAP has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenues, expenses and cash flow from operations from those amounts otherwise reported under U.S. GAAP.

K) REDEEMABLE PREFERRED STOCK

     Under U.S. GAAP redeemable preferred stock is presented outside of stockholders' equity and the dividends paid in respect of the Company's redeemable preferred stock are treated as capital transactions and dividends paid in respect of subsidiaries' redeemable preferred stock are treated as minority interest expense. Effective January 1, 1996, Canadian GAAP requires that all redeemable preferred stock be presented as debt and any dividends paid in respect of such shares be classified as interest expense.

L) EXTRAORDINARY ITEMS

     Under U.S. GAAP the writeoff of deferred debt issue costs on the early extinguishment of debt can be treated as an extraordinary item. This presentation as an extraordinary item is not permitted under Canadian GAAP.

M) EARNINGS PER SHARE

                                                                       YEAR ENDED DECEMBER 31,
                                                                      -------------------------
                                                                      1993      1994      1995
                                                                      -----     -----     -----
Basic net earnings per share......................................    $1.32     $2.11     $0.57
Fully diluted net earnings per share..............................    $1.30     $2.08     $0.56

     Under U.S. GAAP, earnings per common share and common equivalent shares are computed by dividing net earnings (loss), reduced by dividends on preference shares that are not dilutive common stock equivalents, by the weighted average number of common share stock and dilutive common stock equivalents outstanding during the year. Canadian GAAP does not include common stock equivalents in the basic earnings per share calculation. The dilutive effect of stock options is reflected in fully diluted earnings per share under Canadian GAAP.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Section 425 of the English Companies Act of 1985 ("Plan") and will require the approval of a majority in number, representing three-fourths in value, of the relevant minority holders of Telegraph shares present and voting at meetings of Telegraph's shareholders, as well as approval of an English court.

     The total consideration payable by the Company (including the special dividend to be paid to the holders of Telegraph minority shares and the net amount payable in respect of outstanding Telegraph options but not the contingent payment related to Fairfax) is estimated at approximately $453 million, based on recent exchange rates.

     The Company has received commitments for bank credit facilities and bridge financing from certain financial institutions for short-term bank credit facilities and bridge financing in the aggregate amount of approximately $600 million to provide the necessary financing for the transaction. In addition, the Company is considering raising up to $150 million in equity financing, subject to market conditions, which may be used to reduce or repay indebtedness to be incurred in connection with the Plan. Consummation of the Plan is not conditioned upon any such equity financing.

     On April 30, 1996, the Company concluded a strategic trade of several newspapers with Garden State Newspapers, Inc. The Company acquired the Tribune-Democrat in Johnstown, Pennsylvania, with a daily circulation of 46,000, in exchange for six smaller daily newspapers, several weekly newspapers and approximately $31.0 million in cash, subject to certain adjustments.

6. RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     The Company follows United States GAAP, which differ in some respects from those applicable in Canada. The following are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the three months ended March 31, 1995 and 1996 and shareholders' equity at March 31, 1996 in order to conform these condensed consolidated financial statements to accounting principles generally accepted in Canada.

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                          1995          1996
                                                                         -------      --------
                                                                              (UNAUDITED)
                                                                        (THOUSANDS OF DOLLARS)
NET EARNINGS
NET EARNINGS (LOSS) FOR THE YEAR BASED ON U.S. GAAP...................   $ 7,741      $ (4,054)
Capitalization of betterments, net of related amortization (a)........     1,629         3,955
Acquired tax losses (c)...............................................       (84)          (77)
Compensation to employees (e).........................................        --            44
Net earnings in equity accounted companies (f)........................     1,576         1,341
Adjustment to tax provision (g).......................................        --            84
                                                                         -------      --------
NET EARNINGS FOR THE YEAR BASED ON CANADIAN GAAP......................   $10,862      $  1,293
                                                                         =======      ========
STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY BASED ON U.S. GAAP...............................                $434,480
Capitalization of betterments, net of related amortization (a)........                  70,357
Amortization of intangible assets (b).................................                   4,249
Acquired tax losses (c)...............................................                  14,595
Gain on sale of shares (d)............................................                 (21,811)
Compensation to employees (e).........................................                     800
Net earnings in equity accounted companies (f)........................                  14,041
Income taxes (g)......................................................                  29,035
                                                                                      --------
STOCKHOLDERS' EQUITY BASED ON CANADIAN GAAP...........................                $545,746
                                                                                      ========

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES


         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF ACCOUNTING POLICY DIFFERENCES

     The areas of material difference between U.S. and Canadian GAAP and their impact on the consolidated financial statements of the Company are set out below.

A) CAPITALIZATION OF BETTERMENTS

     Under U.S. GAAP, costs incurred to increase the long-term readership of a publication must be expensed as incurred. Effective January 1, 1990, Canadian GAAP permits the Company to capitalize as circulation these costs
("betterments").

B) AMORTIZATION OF INTANGIBLE ASSETS

     U.S. GAAP requires the amortization of all intangible assets acquired on a straight-line basis over a period not exceeding 40 years. Under Canadian GAAP, prior to December 31, 1990 there was no requirement to amortize intangible assets, such as circulation, that are considered to have an indefinite life. Effective January 1, 1991, Canadian GAAP requires that all intangible assets be amortized over a period not generally exceeding 40 years.

C) ACQUIRED TAX LOSSES

     U.S. GAAP requires an acquiring company to reduce the acquired circulation or goodwill retroactively for the realized tax benefits of loss carryforwards of an acquired company not previously recorded. This adjustment reflects the resulting reduction in amortization. Under Canadian GAAP, the potential tax benefit of income tax loss carryforwards of an acquired company that was not recognized at the date of acquisition is recognized in income when realized.

D) GAIN ON SALE OF SHARES

     As a result of the adjustments in a) to c) above, the carrying value of the investment in the Telegraph is higher under Canadian GAAP, resulting in the gain on sale of shares in the Telegraph being lower under Canadian GAAP.

E) COMPENSATION TO EMPLOYEES

     Certain of the Company's subsidiaries have various stock option and stock purchase plans for executives. In accordance with U.S. GAAP, the compensation element is measured and apportioned over the period of service to which the compensation is related. Under Canadian GAAP, the compensation element of stock options and stock purchase plans are not recognized.

F) EQUITY ACCOUNTED COMPANIES

     Betterments, net of related amortization, related to equity accounted companies are capitalized under Canadian GAAP. This is not permitted under U.S. GAAP. In addition, under U.S. GAAP the compensation element in executive stock options related to equity accounted companies is measured and apportioned over the period of service to which the compensation is related.

     In addition, under U.S. GAAP, a provision for taxes must be made in respect of all undistributed earnings of an equity investee and must be presented as part of income tax expense. Under Canadian GAAP, the provision for taxes is made only for that portion of the investee's income likely to be distributed and can be presented as a reduction of equity earnings.

G) INCOME TAXES

     Effective January 1, 1993, the Company adopted prospectively SFAS 109 under U.S. GAAP which requires a change from the deferred method of providing for income taxes to the asset and liability method of

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES


         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


accounting for income taxes. Under Canadian GAAP the deferral method of providing for income taxes is used.

H) INTEREST IN JOINT VENTURES

     Effective January 1, 1994, Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Previously, interests in joint ventures were accounted for on the equity basis. Proportionate consolidation is not permitted under U.S. GAAP.

     Although application of proportionate consolidation under Canadian GAAP has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenues, expenses and cash flow from operations from those amounts otherwise reported under U.S. GAAP.

I) EXTRAORDINARY ITEMS

     Under U.S. GAAP the writeoff of deferred debt issue costs on the early extinguishment of debt can be treated as an extraordinary item. This presentation as an extraordinary item is not permitted under Canadian GAAP.

J) EARNINGS PER SHARE

                                        THREE MONTHS
                                       ENDED MARCH 31,
                                      -----------------
                                      1995        1996
                                      -----       -----
                                         (UNAUDITED)
Basic net earnings per share........  $0.19       $0.02
Fully diluted net earnings per
  share.............................  $0.18       $0.02

     Under U.S. GAAP, earnings per common share and common equivalent shares are computed by dividing net earnings (loss), reduced by dividends on preference shares that are not dilutive common stock equivalents, by the weighted average number of common share stock and dilutive common stock equivalents outstanding during the year. Canadian GAAP does not include common stock equivalents in the basic earnings per share calculation. The dilutive effect of stock options is reflected in fully diluted earnings per share under Canadian GAAP.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES


         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



     (n) Equity earnings in affiliates is comprised of the following:


                                                   THREE MONTHS ENDED         YEAR ENDED
                                                     MARCH 31, 1996       DECEMBER 31, 1995
                                                   ------------------     ------------------
                                                   (IN THOUSANDS OF DOLLARS)
          Fairfax...............................         $1,896                $ 23,120
          Southam...............................           (938)                (22,974)
          Printing joint ventures...............          1,559                   2,755
                                                         ------                --------
                                                         $2,517                $  2,901
                                                         ======                ========

     Equity earnings in Southam for the year ended December 31, 1995 reflects the Company's approximate 41% interest in a special charge, net of a related tax benefit, in the amount of $24,026,000.


     (o) Reconciliation to Canadian Generally Accepted Accounting Principles
(GAAP).


     The Company follows United States GAAP, which differ in some respects from those applicable in Canada. The following are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the year ended December 31, 1995, and three months ended March 31, 1996 and shareholders' equity at March 31, 1996 in order to conform these pro forma condensed consolidated financial statements to accounting principles generally accepted in Canada.


                                                             THREE MONTHS ENDED        YEAR ENDED
                                                               MARCH 31, 1996       DECEMBER 31, 1995
                                                             ------------------     -----------------
                                                                           (UNAUDITED)
                                                                      (THOUSANDS OF DOLLARS)
PRO FORMA NET EARNINGS
PRO FORMA NET LOSS FOR THE PERIOD BASED ON U.S. GAAP......        $(12,585)             $ (40,766)
Capitalization of betterments, net of related amortization
  (i).....................................................           3,955                 12,965
Acquired tax losses (iii).................................             (77)                  (333)
Compensation to employees (v).............................              44                    237
Net earnings in equity accounted companies (vi)...........           1,341                  6,185
Adjustment to tax provision (vii).........................              84                   (336)
Reorganization costs (viii)...............................              --                  8,000
Dividends on redeemable preferred stock (x)...............              --                   (271)
                                                                  --------                -------
PRO FORMA NET LOSS FOR THE PERIOD BASED ON CANADIAN
  GAAP....................................................        $ (7,238)             $ (14,319)
                                                                  ========              =========
PRO FORMA STOCKHOLDERS' EQUITY
PRO FORMA STOCKHOLDERS' EQUITY BASED ON U.S. GAAP.........        $673,980
Capitalization of betterments, net of related amortization
  (i).....................................................          70,357
Amortization of intangible assets (ii)....................           4,249
Acquired tax losses (iii).................................          14,595
Gain on sale of shares (iv)...............................         (21,811)
Compensation to employees (v).............................             800
Net earnings in equity accounted companies (vi)...........          14,041
Income taxes (vii)........................................          29,035
                                                                  --------
PRO FORMA STOCKHOLDERS' EQUITY BASED ON CANADIAN GAAP.....        $785,246
                                                                  ========


SUMMARY OF ACCOUNTING POLICY DIFFERENCES

     The areas of material difference between U.S. and Canadian GAAP and their impact on the pro forma condensed consolidated financial statements of the Company are set out below.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES


         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


I) CAPITALIZATION OF BETTERMENTS

     Under U.S. GAAP, costs incurred to increase the long-term readership of a publication must be expensed as incurred. Effective January 1, 1990, Canadian GAAP permits the Company to capitalize as circulation these costs
("betterments").

II) AMORTIZATION OF INTANGIBLE ASSETS

     U.S. GAAP requires the amortization of all intangible assets acquired on a straight-line basis over a period not exceeding 40 years. Under Canadian GAAP, prior to December 31, 1990 there was no requirement to amortize intangible assets, such as circulation, that are considered to have an indefinite life. Effective January 1, 1991, Canadian GAAP requires that all intangible assets be amortized over a period not generally exceeding 40 years.

III) ACQUIRED TAX LOSSES

     U.S. GAAP requires an acquiring company to reduce the acquired circulation or goodwill retroactively for the realized tax benefits of loss carryforwards of an acquired company not previously recorded. This adjustment reflects the resulting reduction in amortization. Under Canadian GAAP, the potential tax benefit of income tax loss carryforwards of an acquired company that was not recognized at the date of acquisition is recognized in income when realized.

IV) GAIN ON SALE OF SHARES

     As a result of the adjustments in i) to iii) above, the carrying value of the investment in the Telegraph is higher under Canadian GAAP, resulting in the gain on sale of shares in the Telegraph being lower under Canadian GAAP.

V) COMPENSATION TO EMPLOYEES

     Certain of the Company's subsidiaries have various stock option and stock purchase plans for executives. In accordance with U.S. GAAP, the compensation element is measured and apportioned over the period of service to which the compensation is related. Under Canadian GAAP, the compensation element of stock options and stock purchase plans are not recognized.

VI) EQUITY ACCOUNTED COMPANIES

     Betterments, net of related amortization, related to equity accounted companies are capitalized under Canadian GAAP. This is not permitted under U.S. GAAP. In addition, under U.S. GAAP the compensation element in executive stock options related to equity accounted companies is measured and apportioned over the period of service to which the compensation is related.

     In addition, under U.S. GAAP, a provision for taxes must be made in respect of all undistributed earnings of an equity investee and must be presented as part of income tax expense. Under Canadian GAAP, the provision for taxes is made only for that portion of the investee's income likely to be distributed and can be presented as a reduction of equity earnings.

VII) INCOME TAXES

     Effective January 1, 1993, the Company adopted prospectively SFAS 109 under U.S. GAAP which requires a change from the deferred method of providing for income taxes to the asset and liability method of accounting for income taxes. Under Canadian GAAP the deferral method of providing for income taxes is used.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
                 HOLLINGER INTERNATIONAL INC. AND SUBSIDIARIES


         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


VIII) REORGANIZATION COSTS

     Under U.S. GAAP the costs associated with completing a reorganization, accounted for at predecessor cost using the "as-if" pooling-of-interests method of accounting, must be expensed. Canadian GAAP permits such costs to be charged against retained earnings.

IX) INTEREST IN JOINT VENTURES

     Effective January 1, 1994, Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Previously, interests in joint ventures were accounted for on the equity basis. Proportionate consolidation is not permitted under U.S. GAAP.

     Although application of proportionate consolidation under Canadian GAAP has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenues, expenses and cash flow from operations from those amounts otherwise reported under U.S. GAAP.

X) REDEEMABLE PREFERRED STOCK

     Under U.S. GAAP redeemable preferred stock is presented outside of stockholders' equity and the dividends paid in respect of the Company's redeemable preferred stock are treated as capital transactions and dividends paid in respect of subsidiaries' redeemable preferred stock are treated as minority interest expense. Effective January 1, 1996, Canadian GAAP requires that all redeemable preferred stock be presented as debt and any dividends paid in respect of such shares be classified as interest expense.

XI) EXTRAORDINARY ITEMS

     Under U.S. GAAP the writeoff of deferred debt issue costs on the early extinguishment of debt can be treated as an extraordinary item. This presentation is not permitted under Canadian GAAP.

XII) PRIDES

     Under Canadian GAAP, the present value of the yield enhancement payments will be reflected as an equity transaction rather than a liability as under U.S. GAAP.

XIII) EARNINGS PER SHARE


                                                             THREE MONTHS ENDED        YEAR ENDED
                                                               MARCH 31, 1996       DECEMBER 31, 1995
                                                             ------------------     -----------------
                                                                           (UNAUDITED)
Pro Forma Basic net loss per share........................         $(0.10)               $ (0.21)


     Under U.S. GAAP, pro forma earnings per common share and common equivalent shares are computed by dividing pro forma net earnings (loss), reduced by dividends on preference shares that are not dilutive common stock equivalents, by the pro forma weighted average number of common share stock and dilutive common stock equivalents outstanding during the year. Canadian GAAP does not include common stock equivalents in the basic pro forma earnings per share calculation.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

                           CERTIFICATE OF THE COMPANY


Date: July 18, 1996


     The foregoing, together with the documents incorporated herein by reference and the information deemed to be incorporated herein by reference, as of the date of the prospectus providing the information permitted to be omitted from this prospectus, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and respective regulations thereunder.


                          (Signed)     CONRAD M. BLACK

                      Chairman and Chief Executive Officer

                         (Signed)     JOHN A. BOULTBEE

                   Vice President and Chief Financial Officer

                      On behalf of the Board of Directors


                         (Signed)     DANIEL W. COLSON


                                    Director


                        (Signed)     BARBARA AMIEL BLACK


                                    Director

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]

                        CERTIFICATE OF THE UNDERWRITERS


Date: July 18, 1996



     To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, as of the date of the prospectus providing the information permitted to be omitted from this prospectus, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and respective regulations thereunder.


                           MERRILL LYNCH CANADA INC.


       By: (Signed)     ROBERT GRANDY


                        CIBC WOOD GUNDY SECURITIES INC.


  By: (Signed)     DAVID CLIFFORD

                               TD SECURITIES INC.


             By: (Signed)     W.A. LEANEY


     The following includes the name of every person or company having an interest, directly or indirectly, to the extent of not less than five percent in the capital of:

     MERRILL LYNCH CANADA INC.: indirectly, a wholly-owned subsidiary of Merrill Lynch & Co. Inc.;

     CIBC WOOD GUNDY SECURITIES INC.: a wholly-owned subsidiary of The CIBC Wood Gundy Corporation, a majority-owned subsidiary of a Canadian chartered bank; and

     TD SECURITIES INC.: a wholly-owned subsidiary of a Canadian chartered bank.

                                        [ALTERNATE PAGE FOR CANADIAN PROSPECTUS]
================================================================================
  NO DEALER, SALESPERSON OF OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................    4
Risk Factors...........................   18
The Company............................   28
Use of Proceeds........................   33
Market Prices and Dividend Policy......   34
Capitalization.........................   35
Selected Consolidated Historical
  Financial Information and Other
  Data.................................   38
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   41
Business...............................   56
Management.............................   76
Certain Relationships..................   79
Description of Capital Stock...........   84
Shares Eligible for Future Sale........   88
Description of Certain Indebtedness and
  Other Obligations....................   90
Description of PRIDES Offering.........   99
Underwriting...........................  100
Exchange Rates.........................  101
Legal Matters..........................  103
Experts................................  103
Available Information..................  103
Incorporation of Certain Documents by
  Reference............................  104
Certain United States Tax
  Considerations for Non-United States
  Holders..............................  104
Purchasers' Statutory Rights...........  106
Eligibility for Investment.............  107
Index to Financial Statements..........  F-1
Certificate of the Company.............  C-1
Certificate of the Canadian
  Underwriters.........................  C-2

================================================================================


================================================================================

                               10,000,000 SHARES


                                      LOGO

                              CLASS A COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------
                           MERRILL LYNCH CANADA INC.

                        CIBC WOOD GUNDY SECURITIES INC.

                               TD SECURITIES INC.

                                AUGUST   , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses to be paid by the Company in connection with the distribution of the securities being registered are as follows:

          Securities and Exchange Commission filing fee...................   $59,607
          Accounting fees and expenses....................................         *
          Legal fees and expenses.........................................         *
          Printing........................................................         *
          Transfer agent's fees...........................................         *
          Bluesky fees and expenses (including counsel fees)..............         *
          Miscellaneous expenses..........................................         *
                                                                             -------
            Total.........................................................   $     *
                                                                             =======


- ---------------



* To be filed by amendment.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Restated Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of the duty of care as a director, with certain limited exceptions.

     Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication or liability unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

     To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of the actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.

     The Company's Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification to officers and directors of the Company to the fullest extent permitted by the Delaware General Corporation Law.

     The Company maintains a policy of liability insurance which insures its officers and directors against losses resulting from certain wrongful acts committed by them in their capacity as officers and directors of the Company.


     The form of U.S. Purchase Agreement included as Exhibit 1.01, the form of International Purchase Agreement included as Exhibit 1.02 and the form of the Canadian Purchase Agreement included as Exhibit 1.03 provide for indemnifying the Company and certain controlling persons under certain circumstances, including indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS. The following exhibits are filed as part of this registration statement:


EXHIBIT                                                                     PRIOR FILING OR
NUMBER                             DESCRIPTION                          SEQUENTIAL PAGE NUMBER
- -------      -------------------------------------------------------   -------------------------
   1.01      U.S. Purchase Agreement*
   1.02      International Purchase Agreement*
   4.01      Specimen certificate evidencing Class A Common Stock      Incorporated by reference
                                                                       to Exhibit 4.1 to
                                                                       Registration Statement on
                                                                       Form S-1 (No. 33-74980)
   5.01      Opinion of Kirkpatrick & Lockhart LLP
  23.01      Consent of Kirkpatrick & Lockhart LLP (included in
             Exhibit 5.01)
  23.02      Consent of KPMG Peat Marwick LLP
  24.01      Powers of Attorney (previously filed)



- ------------------


* To be filed by amendment.


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on July 17, 1996.


                                          HOLLINGER INTERNATIONAL INC.


                                          By: /s/ CONRAD M. BLACK
                                              ---------------------

                                                 Conrad M. Black,
                                              Chairman of the Board
                                                and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                                 TITLE                            DATE
- ------------------------------   -------------------------------------------   -----------------
      /s/ Conrad M. Black        Chairman of the Board, Chief Executive            July 17, 1996
- ------------------------------   Officer and Director (Principal Executive
         Conrad M. Black         Officer)

               *                 President, Chief Operating Officer and            July 17, 1996
- ------------------------------   Director
         F. David Radler

      /s/ J. A. Boultbee         Vice President and Chief Financial Officer        July 17, 1996
- ------------------------------   (Principal Financial Officer)
          J. A. Boultbee

   /s/ Frederick A. Creasey      Group Corporate Controller (Principal             July 17, 1996
- ------------------------------   Accounting Officer)
       Frederick A. Creasey

               *                 Director                                          July 17, 1996
- ------------------------------
       Barbara Amiel Black

               *                 Director                                          July 17, 1996
- ------------------------------
        Dwayne O. Andreas

                                 Director                                                 , 1996
- ------------------------------
           Richard Burt

                                 Director                                                 , 1996
- ------------------------------
       Raymond G. Chambers

               *                 Director                                          July 17, 1996
- ------------------------------
         Daniel W. Colson

               *                 Director                                          July 17, 1996
- ------------------------------
        Henry A. Kissinger

               *                 Director                                          July 17, 1996
- ------------------------------
        Marie-Josee Kravis

          SIGNATURE                                 TITLE                            DATE
- ------------------------------   -------------------------------------------   -----------------

                                 Director                                                 , 1996
- ------------------------------
          Shmuel Meitar

               *                 Director                                          July 17, 1996
- ------------------------------
         Richard N. Perle

               *                 Director                                          July 17, 1996
- ------------------------------
        Robert S. Strauss

               *                 Director                                          July 17, 1996
- ------------------------------
          Alfred Taubman

               *                 Director                                          July 17, 1996
- ------------------------------
        James R. Thompson

               *                 Director                                          July 17, 1996
- ------------------------------
         Lord Weidenfeld

               *                 Director                                          July 17, 1996
- ------------------------------
         Leslie H. Wexner

 * By: /s/ KENNETH L. SEROTA                                                       July 17, 1996
- ------------------------------
     Kenneth L. Serota,
Attorney-in-fact, pursuant to
 power of attorney previously
     filed as part of this
   Registration Statement.

                                 EXHIBIT INDEX


EXHIBIT                                                                     PRIOR FILING OR
  NO.                              DESCRIPTION                          SEQUENTIAL PAGE NUMBER
- -------      -------------------------------------------------------   -------------------------
   1.01      U.S. Purchase Agreement*
   1.02      International Purchase Agreement*
   4.01      Specimen certificate evidencing Class A Common Stock      Incorporated by reference
                                                                       to Exhibit 4.1 to
                                                                       Registration Statement on
                                                                       Form S-1 (No. 33-74980)
   5.01      Opinion of Kirkpatrick & Lockhart LLP
  23.01      Consent of Kirkpatrick & Lockhart LLP (included in
             Exhibit 5.01)
  23.02      Consent of KPMG Peat Marwick LLP
  24.01      Powers of Attorney (previously filed)


- ------------------

* To be filed by amendment.